Exhibit 99.1

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

ANNUAL REPORT 2020 A joint stock limited company incorporated in the People’s Republic of China with limited liability Stock Code : A Share : 600115    H Share : 00670    ADR : CEA

Contents

2 Definitions 97 Report of the Supervisory Committee 5 Company Introduction 99 Social Responsibilities 6 Company Profile 105 Financial Statements Prepared in 8 Financial Highlights (Prepared in    accordance with International    accordance with International    Financial Reporting Standards Financial Reporting Standards) • Independent Auditor’s Report 9 Summary of Accounting and Business • Consolidated Statement of Profit    Data (Prepared in accordance with    or Loss and Other    PRC Accounting Standards) Comprehensive Income 10 Summary of Major Operating Data • Consolidated Statement of Financial 13 Fleet Structure Position 16 2020 Milestones • Consolidated Statement of Changes 20 Chairman’s Statement in Equity 30 Review of Operations and • Consolidated Statement of Cash    Management’s Discussion and    Flows Analysis • Notes to the Financial Statements 49 Report of the Directors 224 Supplementary Financial Information 78 Corporate Governance

Definitions In this report, unless the context otherwise requires, the following expressions have the following meanings: AFK means Air France-KLM. Official website: https://www.airfranceklm.com/ Articles means the current prevailing articles of association of the Company Available freight tonne-kilometres means the sum of the maximum tonnes of capacity available for the carriage of cargo and mail (AFTK) multiplied by the distance flown for every route Available seat-kilometres (ASK) means the sum of the maximum number of seats made available for sale multiplied by the distance flown for every route Available tonne-kilometres (ATK) means the sum of capacity available for the carriage multiplied by the distance flown for every route Board means the board of directors of the Company CAAC means the Civil Aviation Administration of China. Official website: http://www.caac.gov.cn/ CEA Holding means (China Eastern Air Holding Company Limited*), the controlling shareholder and a connected person of the Company CES Finance means (CES Finance Holding Co., Limited), a wholly-owned subsidiary of CEA Holding and a shareholder and connected person of the Company CES Global means (CES Global Holdings (Hong Kong) Limited), a wholly-owned subsidiary of CES Finance and a shareholder and connected person of the Company China Cargo Airlines means (China Cargo Airlines Co., Limited), a controlled subsidiary of Eastern Logistics and a connected person of the Company China Eastern Airlines, CEA, means (China Eastern Airlines Corporation Limited) or the Company China United Airlines means (China United Airlines Co., Limited), a wholly-owned subsidiary of the Company COVID-19 means the novel coronavirus pneumonia disease, a pneumonia caused by a novel coronavirus, which was named as “COVID-19” by the World Health Organization CSRC means the China Securities Regulatory Commission. Official website: http://www.csrc.gov.cn/ Delta means Delta Air Lines Inc (IATA Code: DL), a shareholder of the Company. Official website: https://www.delta.com/ Eastern Air Jiangsu means (China Eastern Airlines Jiangsu Co., Limited*), a controlled subsidiary of the Company Eastern Air Overseas means (Eastern Air Overseas (Hong Kong) Corporation Limited), a wholly-owned subsidiary of the Company Eastern Air Wuhan means (China Eastern Airlines Wuhan Limited*), a controlled subsidiary of the Company

Definitions Eastern Air Yunnan means (China Eastern Airlines Yunnan Co., Limited*), a controlled subsidiary of the Company Eastern Airlines Industry means (Eastern Airlines Industry Investment Company Limited*), a Investment wholly-owned subsidiary of CEA Holding and a connected person of the Company Eastern Logistics means (Eastern Airline Logistics Co., Limited*), a controlled subsidiary of Eastern Airlines Industry Investment and a connected person of the Company Eastern Technology means (China Eastern Airlines Technology Co., Limited), a wholly-owned subsidiary of the Company End of the Reporting Period means 31 December 2020 Freight load factor means the ratio of freight traffic volume to AFTK Freight tonne-kilometres yield means the ratio of the sum of freight transportation and related revenue to freight traffic volume Group means the Company and its subsidiaries HKSCC means Hong Kong Securities Clearing Company Ltd., which operates the Central Clearing and Settlement System (CCASS) of Hong Kong. HKSCC is a wholly-owned subsidiary of the Hong Kong Stock Exchange, in which the shares of H shares investors are deposited Hong Kong Listing Rules, means the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited or Listing Rules Hong Kong Stock Exchange means The Stock Exchange of Hong Kong Limited. Official website: http://www.hkex.com.hk/ IATA means the International Air Transport Association, a major international organization formed by airlines of different countries worldwide, which coordinates and communicates government policies through aviation transportation enterprises and deals with actual operations issues. Official website: http://www.iata.org/ Japan Airlines means Japan Airlines Co., Ltd (IATA Code: JL). Official website: http://www.jal.com/ Juneyao Airlines means (Juneyao Airlines Co., Ltd) (IATA Code: HO), a connected person of the Company. Official website: http://www.juneyaoair.com/ Juneyao Group means (Shanghai Juneyao (Group) Co., Ltd.), the controlling shareholder of Juneyao Airlines and a connected person of the Company NYSE means the New York Stock Exchange Juneyao Hong Kong means (Shanghai Juneyao Airline Hong Kong Limited), a wholly-owned subsidiary of Juneyao Airlines and a connected person of the Company OTT Airlines, or Business Airlines means (One Two Three Airlines Co., Ltd.), a company re-organised from (Eastern Business Airlines Co., Ltd.*) and established on 26 February 2020 and a wholly-owned subsidiary of the Company Overall load factor means the ratio of total traffic volume to ATK Passenger load factor means the ratio of passenger traffic volume to ASK

Definitions

Passenger-kilometres yield	means the ratio of the sum of passenger traffic and related revenue to passenger traffic volume
PRC	means the People's Republic of China
Qantas	means Qantas Airways Ltd (IATA Code: QF). Official website: https://www.qantas.com/
Reporting Period	means 1 January to 31 December 2020
Research Center	means China Eastern Airlines Technology Application Research Center Co., Limited, a wholly-owned subsidiary of the Company
Revenue freight tonne-kilometres (RFTK)	means the freight traffic volume, the sum of cargo and mail load in tonnes multiplied by the distance flown for every route
Revenue passenger-kilometres (RPK)	means the passenger traffic volume, the sum of the number of passengers carried multiplied by the distance flown for every route
Revenue tonne-kilometres (RTK)	means the total traffic volume, the sum of load (passenger and cargo) in tonnes multiplied by the distance flown for every route
Revenue tonne-kilometres yield	means the ratio of the sum of transportation and related revenue to total traffic volume
SASAC	means the State-owned Assets Supervision and Administration Commission of the State Council. Official website: http://www.sasac.gov.cn/
SFO	means the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)
Shanghai Airlines	means 上海航空有限公司 (Shanghai Airlines Co., Limited*), a wholly-owned subsidiary of the Company
Shanghai Airlines Tours	means 上海航空國際旅遊（集團）有限公司 (Shanghai Airlines Tours, International (Group) Co., Limited*), previously a wholly-owned subsidiary of the Company. From June 2019, the Company's shareholding in Shanghai Airlines Tours was adjusted to 35%, and thus Shanghai Airlines Tours was no longer included in the consolidated statements of the Company
Shanghai Flight Training	means 上海東方飛行培訓有限公司 (Shanghai Eastern Flight Training Co., Limited), a wholly-owned subsidiary of the Company
Shanghai Jidaohang	means Shanghai Jidaohang Enterprise Management Company Limited (上海吉道航企業管理有限公司), a wholly-owned subsidiary of Juneyao Airlines and a connected person of the Company
Shanghai Stock Exchange	means the Shanghai Stock Exchange. Official website: http://www.sse.com.cn/
SkyTeam Airline Alliance	means the SkyTeam Alliance, one of the three major international airline alliances in the world. Official website: http://www.skyteam.com/
Supervisors	means the supervisors of the Company
Supervisory Committee	means the Supervisory Committee of the Company
TravelSky	means 中國民航信息網絡股份有限公司 (TravelSky Technology Limited)
USA	means the United States of America
Weight of freight carried	means the actual weight of freight carried

4 China Eastern Airlines Corporation Limited | 2020 Annual Report

Company Introduction Headquartered in Shanghai, the Company is one of China’s three major state-owned airlines. It originated from the first squadron established by former Civil Aviation Administration of Shanghai in January 1957. The Company was the first Chinese airline to be listed on the New York, Hong Kong and Shanghai stock markets in 1997. As at the end of 2020, the Group operated a modernised fleet comprised of 734 passenger aircraft, including nine business aircraft held under trust, with an average fleet age of 7.1 years for the major models, being one of the youngest and the most advanced fleet among the global large-size airlines. Members of “Eastern Miles” () can enjoy members’ benefits and use any one of the 790 VIP airport lounges of all of the 19 SkyTeam Airline Alliance member airlines across the world. The Group has been striving to build a world-class excellent modern integrated aviation services provider that is “Cherished by Staff, Preferred by Customers, Satisfied by Shareholders and Trusted by Society”. With the concept of “World-Class Hospitality with Eastern Charm”, the Group will create splendid travel experiences for global customers with “Accurate, Exquisite and Refined” service quality.

Company Profile

Company Information

Chinese name of the Company	中國東方航空股份有限公司
Abbreviated Chinese name of the Company	東方航空
English name of the Company	China Eastern Airlines Corporation Limited
Abbreviated English name of the Company	CEA
Legal representative of the Company	Liu Shaoyong

Basic Profile

Registered address of the Company	66 Airport Street, Pudong New District, Pudong International Airport, Shanghai
Postal code of the Company's registered address	201202
Place of business of the Company	36 Hongxiang 3rd Road, Minhang District, Shanghai
Postal code of the Company's place of business	201100
The Company's website	www.ceair.com
Mobile application (APP)	東方航空
Mobile website	m.ceair.com
Email address	ir@ceair.com
Service hotline	+86 95530
Sina Weibo	http://weibo.com/ceair
Weixin public subscription ID	東方航空訂閱號
Weixin ID	donghang_gw
Weixin QR code	

Shares of the Company

A shares listing venue: The Shanghai Stock Exchange	Abbreviation: CEA	Code: 600115
H shares listing venue: The Hong Kong Stock Exchange	Abbreviation: China East Air	Code: 00670
ADR listing venue: The New York Stock Exchange	Abbreviation: CEA	Code: CEA

Other Relevant Information

Domestic auditor engaged by the Company	**Name**	Ernst & Young Hua Ming LLP
	Office address	Level 16, Ernst & Young Tower, Oriental Plaza, No. 1 East Chang An Avenue, Dong Cheng District, Beijing, China
	Signing accountants	Meng Dong, Gao Tao
International auditor engaged by the Company	**Name**	Ernst & Young, Registered Public Interest Entity Auditor
	Office address	22/F, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong
Sponsor performing continuous supervision duties during the Reporting Period	**Name**	CITIC Securities Company Limited
	Office address	North Tower, Excellence Times Plaza II, No. 8 Zhong Xin San Road, Futian District, Shenzhen, Guangdong Province
	Signing representatives of the sponsor	Zhang Yang, Chen Shumian
	Period of continuous supervision	31 August 2019 to 31 December 2020

6 China Eastern Airlines Corporation Limited | 2020 Annual Report

Company Profile

As at 31 March 2021
DIRECTORS

Liu Shaoyong (Chairman)
Li Yangmin (Vice Chairman, President)
Tang Bing (Director)
Shao Ruiqing (Independent non-executive Director)
Cai Hongping (Independent non-executive Director)
Dong Xuebo (Independent non-executive Director)
Jiang Jiang (Employee Representative Director)

SUPERVISORS

Guo Lijun (Chairman of the Supervisory Committee)
Fang Zhaoya (方照亞) (Supervisor)
(Former name: Fang Zhaoya as 方召亞)
Zhou Huaxin (Employee Representative Supervisor)

SENIOR MANAGEMENT

Li Yangmin (Vice Chairman, President)
Xi Sheng (Vice President) (Former name: Xi Xingwang)
Zhou Qimin (Vice President, Chief Financial Officer)
Feng Dehua (Vice President)
Cheng Guowei (Vice President)
Liu Tiexiang (Vice President)
Wang Jian (Board Secretary, Company Secretary)

COMPANY SECRETARY

Wang Jian

AUTHORISED REPRESENTATIVES

Liu Shaoyong
Wang Jian

LEGAL ADVISERS

Hong Kong, China: Baker & McKenzie
Mainland China: Beijing Commerce & Finance Law Office
USA: Baker & McKenzie

PRINCIPAL BANKS

Industrial and Commercial Bank of China, Shanghai Branch
China Construction Bank, Shanghai Branch
The Bank of China, Shanghai Branch
Agricultural Bank of China, Shanghai Branch

SHARE REGISTRAR

Hong Kong Registrars Limited
Rooms 1712–1716, 17th Floor, Hopewell Centre,
183 Queen's Road East, Wan Chai, Hong Kong

The Bank of New York Mellon
240 Greenwich Street
New York, NY 10286 USA

China Securities Depository and Clearing Corporation Limited,
Shanghai Branch
188 South Yanggao Road, Pudong New District, Shanghai

PRINCIPAL PLACE OF BUSINESS IN HONG KONG

Room D, 19/F, United Centre, 95 Queensway, Hong Kong

7

Financial Highlights (Prepared in accordance with International Financial Reporting Standards) Expressed in RMB Million 2016 2017 2018 2019 2020 Year ended 31 December Revenues 98,904 102,475 115,278 120,986 58,727 Other operating income and gains 5,469 7,481 6,592 7,202 5,698 Gain/(loss) on fair value changes of derivative financial instruments 2 (311) 311 — —Operating expenses (91,889) (100,214) (112,872) (118,107) (78,265) Operating profit/(loss) 12,486 9,431 9,309 10,081 (13,840) Financial income/(costs), net (6,176) (1,072) (5,657) (6,064) (2,553) Profit/(loss) before income tax 6,497 8,610 3,856 4,299 (16,488) Net profit/(loss) for the year attributable to the equity holders of the Company 4,498 6,342 2,698 3,192 (11,836) Earnings/(loss) per share attributable to the equity holders of the Company (RMB)(1) 0.33 0.44 0.19 0.21 (0.72) As at 31 December Cash and cash equivalents 1,695 4,605 646 1,350 7,651 Net current liabilities (52,194) (62,035) (57,132) (58,620) (77,310) Non-current assets 196,436 211,434 223,085 265,442 262,152 Non-current borrowings, including current portion (29,749) (28,842) (32,506) (31,137) (39,429) Obligations under finance leases, including current portion (61,041) (66,868) (77,427) — —Lease liabilities, including current portion — — — (110,275) (96,251) Equity attributable to the equity holders of the Company 49,450 55,360 58,008 69,008 56,249 (1) The calculation of earnings per share for 2016 is based on the net profit attributable to the equity holders of the Company divided by the weighted average number of 13,811,136,000 ordinary share in issue. The calculation of earnings per share for 2017 is based on the net profit attributable to the equity holders of the Company divided by the weighted average number of 14,467,585,682 ordinary share in issue. The calculation of earnings per share for 2018 is based on the net profit attributable to the equity holders of the Company divided by the weighted average number of 14,467,585,682 ordinary share in issue. The calculation of earnings per share for 2019 is based on the net profit attributable to the equity holders of the Company divided by the weighted average number of 15,104,893,522 ordinary share in issue. The calculation of loss per share for 2020 is based on the net loss attributable to the equity holders of the Company divided by the weighted average number of 16,379,509,203 ordinary share in issue. Revenues Operating Profit (RMB million) (RMB million) 120,986 115,278 102,475 12,486 98,904 10,081 9,431 9,309 58,727 (13,840) 2016 2017 2018 2019 2020 2016 2017 2018 2019 2020

Summary of Accounting and Business Data (Prepared in accordance with PRC Accounting Standards) Loss for the year ended 31 December 2020 (RMB Million) Net loss (12,554) Loss from main operations, net (12,855) Income from other operations, net 691 Loss from investments (77) Non-operating income, net 320 Major Accounting Data & Financial Indicators (RMB Million) 2019 2020 1. Operation revenue 120,860 58,639 2. Net profit/(loss) attributable to the equity holders of the Company 3,195 (11,835) 3. Total assets 282,936 282,408 4. Shareholders’ equity 70,397 56,912 5. Earnings/(loss) per share (RMB) 0.21 (0.72) 6. Equity attributable to the equity holders of the Company per share (RMB) 4.08 3.30 Note: 1. Calculation of major financial indicators: Earnings/(loss) per share = profit/(loss) attributable to the equity holders of the Company ÷ weighted average number of ordinary shares outstanding in issue during the year Equity attributable to the equity holders of the Company per share = equity attributable to the equity holders of the Company at the end of the year ÷ number of ordinary shares outstanding at the end of the year

Summary of Major Operating Data

	As at 31 December		
	2020	2019	Change
Passenger transportation data			
ASK (available seat – kilometres) ***(millions)***	152,066.39	270,254.00	-43.73%
– Domestic routes	134,701.52	171,684.04	-21.54%
– International routes	16,463.08	92,162.42	-82.14%
– Regional routes	901.78	6,407.53	-85.93%
RPK (revenue passenger – kilometres) ***(millions)***	107,273.25	221,779.11	-51.63%
– Domestic routes	96,205.97	142,921.41	-32.69%
– International routes	10,609.29	73,811.75	-85.63%
– Regional routes	457.99	5,045.95	-90.92%
Number of passengers carried ***(thousands)***	74,621.21	130,297.36	-42.73%
– Domestic routes	72,032.99	109,006.37	-33.92%
– International routes	2,238.86	17,581.34	-87.27%
– Regional routes	349.36	3,709.64	-90.58%
Passenger load factor ***(%)***	70.54	82.06	-11.52pts
– Domestic routes	71.42	83.25	-11.83pts
– International routes	64.44	80.09	-15.65pts
– Regional routes	50.79	78.75	-27.96pts
Passenger – kilometres yield ***(RMB)***[Note]	0.493	0.522	-5.56%
– Domestic routes	0.455	0.540	-15.74%
– International routes	0.815	0.474	71.94%
– Regional routes	0.897	0.744	20.56%

10 China Eastern Airlines Corporation Limited | 2020 Annual Report

Summary of Major Operating Data

	As at 31 December		
	2020	2019	Change
Freight transportation data			
AFTK (available freight tonne — kilometres) ***(millions)***	6,946.47	9,132.69	-23.94%
— Domestic routes	2,754.78	3,215.85	-14.34%
— International routes	4,149.68	5,727.63	-27.55%
— Regional routes	42.01	189.21	-77.80%
RFTK (revenue freight tonne — kilometres) ***(millions)***	2,200.06	2,971.40	-25.96%
— Domestic routes	774.38	951.33	-18.60%
— International routes	1,416.25	1,991.28	-28.88%
— Regional routes	9.43	28.78	-67.23%
Weight of freight carried ***(million kg)***	711.80	976.57	-27.11%
— Domestic routes	539.70	672.62	-19.76%
— International routes	163.20	279.44	-41.60%
— Regional routes	8.91	24.51	-63.65%
Freight load factor ***(%)***	31.67	32.54	-0.87pts
— Domestic routes	28.11	29.58	-1.47pts
— International routes	34.13	34.77	-0.64pts
— Regional routes	22.45	15.21	7.24pts
Freight tonne — kilometres yield ***(RMB)***[Note]	2.225	1.288	72.75%
— Domestic routes	0.970	1.048	-7.44%
— International routes	2.867	1.340	113.96%
— Regional routes	8.908	5.558	60.27%

11

Summary of Major Operating Data

	As at 31 December		
	2020	2019	Change
Consolidated data			
ATK (available tonne — kilometres) ***(millions)***	20,632.45	33,455.55	-38.33%
— Domestic routes	14,877.92	18,667.41	-20.30%
— International routes	5,631.36	14,022.25	-59.84%
— Regional routes	123.17	765.88	-83.92%
RTK (revenue tonne — kilometres) ***(millions)***	11,699.74	22,518.00	-48.04%
— Domestic routes	9,308.22	13,559.38	-31.35%
— International routes	2,341.90	8,485.44	-72.40%
— Regional routes	49.63	473.19	-89.51%
Overall load factor ***(%)***	56.71	67.31	-10.60pts
— Domestic routes	62.56	72.64	-10.08pts
— International routes	41.59	60.51	-18.92pts
— Regional routes	40.29	61.78	-21.49pts
Revenue tonne — kilometres yield ***(RMB)*** Note	4.937	5.315	-7.11%
— Domestic routes	4.787	5.761	-16.91%
— International routes	5.427	4.436	22.34%
— Regional routes	9.974	8.272	20.58%

Note: In calculating unit revenue index, the relevant revenue includes incomes generated from co-operation routes and fuel surcharge.

12 China Eastern Airlines Corporation Limited | 2020 Annual Report

Fleet Structure

The Group has been continuously practising the vision of green development and optimising its fleet structure in recent years. In 2020, the Group introduced a total of 13 aircraft of major models and a total of 11 aircraft retired. With the introduction of new aircraft, such as A350-900, B787-9 and A320NEO, the Group's fleet age structure still continues to remain young.

As at 31 December 2020, the Group operated a fleet of 734 aircraft, which included 725 passenger aircraft and nine business aircraft held under trust.

Fleet structure as at 31 December 2020

(Units)

No.	Model	Self-owned	Under finance lease	Under operating lease	Sub-total	Average fleet age (Years)
1	B777-300ER	10	10	0	20	4.9
2	B787-9	3	7	0	10	1.9
3	A350-900	1	7	0	8	1.5
4	A330 series	30	21	5	56	7.1
Total number of wide-body aircraft		**44**	**45**	**5**	**94**	**5.6**
5	A320 series	137	127	72	336	8.0
6	B737 series	102	73	117	292	6.6
Total number of narrow-body aircraft		**239**	**200**	**189**	**628**	**7.4**
7	ARJ21	2	1	0	3	0.2
Total number of regional aircraft		**2**	**1**	**0**	**3**	**0.2**
Total number of passenger aircraft		**285**	**246**	**194**	**725**	**7.1**
Total number of business aircraft held under trust					**9**	
Total number of aircraft					**734**	

Notes:

1. A330 series aircraft include A330-200 and A330-300 aircraft;
2. A320 series aircraft include A319, A320, A320NEO and A321 aircraft;
3. B737 series aircraft include B737-700, B737-800 and B737 MAX 8 aircraft. The Group has temporarily grounded B737 MAX 8 model aircraft since March 2019. As at the date of this announcement, B737 MAX 8 is still grounded. The Group will pay close attention to the progress of resumption of operation of B737 MAX 8. There remains great uncertainty on the time for the resumption of operation of B737 MAX 8.

13

Fleet Structure

Major Operations

Model	Passenger traffic volume (10 thousand)	Passenger load factor (%)	Overall load factor (%)	Daily utilisation (hours)
B777-300ER	96.08	65.25	40.87	7.36
B787-9	110.95	64.86	43.86	6.46
A350-900	49.22	64.95	38.19	6.51
A330 series	545.21	70.08	41.30	5.64
A320 series	3,671.83	73.01	66.39	6.15
B737 series	2,988.77	68.91	65.68	5.80

Fleet Condition

As at 31 December 2020, the Group operated a total of 734 passenger aircraft, including nine business aircraft held under trust. The details of each model are as follows:

Model		B777-300ER		
Form of tenure	Number of aircraft (end of the Reporting Period)	Average fleet age	Daily utilisation (hours)	Paid flight hour
Self-owned	10	4.95	7.45	27,254.07
Under finance lease	10	4.84	7.27	26,623.81
Total	20	4.90	7.36	53,877.88

Model		B787-9		
Form of tenure	Number of aircraft (end of the Reporting Period)	Average fleet age	Daily utilisation (hours)	Paid flight hour
Self-owned	3	2.23	6.37	6,991.76
Under finance lease	7	1.69	6.50	16,642.55
Total	10	1.85	6.46	23,634.31

Model		A350-900		
Form of tenure	Number of aircraft (end of the Reporting Period)	Average fleet age	Daily utilisation (hours)	Paid flight hour
Self-owned	1	2.04	6.81	2,494.15
Under finance lease	7	1.46	6.46	14,228.36
Total	8	1.53	6.51	16,722.51

Model		A330 series		
Form of tenure	Number of aircraft (end of the Reporting Period)	Average fleet age	Daily utilisation (hours)	Paid flight hour
Self-owned	30	9.37	5.73	62,561.91
Under finance lease	21	5.01	5.65	43,380.25
Under operating lease	5	2.35	5.01	9,176.90
Total	56	7.11	5.64	115,119.06

Note: A330 series aircraft included A330-200 and A330-300 aircraft

14 China Eastern Airlines Corporation Limited | 2020 Annual Report

Fleet Structure

Model	A320 series			
Form of tenure	Number of aircraft (end of the Reporting Period)	Average fleet age	Daily utilisation (hours)	Paid flight hour
Self-owned	137	10.10	5.88	294,946.03
Under finance lease	127	4.79	6.22	273,835.59
Under operating lease	72	9.97	6.52	173,722.70
Total	336	8.01	6.15	742,504.32

Note: A320 series aircraft included A319, A320, A320NEO and A321 aircraft

Model	B737 series			
Form of tenure	Number of aircraft (end of the Reporting Period)	Average fleet age	Daily utilisation (hours)	Paid flight hour
Self-owned	102	8.19	5.98	216,832.46
Under finance lease	73	4.52	5.87	133,189.60
Under operating lease	117	6.73	5.61	245,717.49
Total	292	6.64	5.80	595,739.55

Note: B737 series aircraft included B737-700, B737-800 and B737 MAX 8 aircraft

Fleet Plan

Introduction and Retirement Plan of Aircraft for 2021 to 2023

Units

	2021		2022		2023	
Model	Introduction	Retirement	Introduction	Retirement	Introduction	Retirement
B787 Series	5	–	–	–	–	–
A350 Series	4	–	8	–	–	–
A330 Series	–	–	–	–	–	–
A320 Series	27	6	34	5	–	4
B737 Series	–	3	–	4	46	12
ARJ Series	6	–	8	–	9	–
C919 Series	1	–	2	–	2	–
Total	43	9	52	9	57	16

Notes:

1. The Group has temporarily grounded B737 MAX 8 model aircraft since March 2019. As at the date of this announcement, B737 MAX 8 is still grounded. There is still great uncertainty regarding the time for the resumption of operation and delivery of B737 MAX 8;
2. According to confirmed orders, the Group planned to introduce 9 aircraft and retire 21 aircraft in 2024;
3. The Group and its suppliers have proactively negotiated and adjusted the progress for the introduction of aircraft under the influence of COVID-19. The planning for the introduction and retirement of aircraft will be subject to timely adjustment based on the changes in external environment and market conditions, and flight capacity allocation of the Group.

15

2020 Milestones

Became a "main force" in COVID-19 prevention and control

In the face of the sudden outbreak of COVID-19, CEA arranged the first flight for COVID-19 prevention and control in China, sent the first charter flight in China for rendering support to other countries, and resumed the first flight in Wuhan upon the containment of COVID-19. CEA took the lead in the industry for the development of the "Online Passenger Health Reporting Procedure" application, was the first to introduce ticket refunds and changes with "three free-of-charge" services, and transported more than 60 million passengers in the cabin with zero infected case of COVID-19.



Utilised smart cloud for aviation

On 11 May 2020, CEA's instant messaging MUC software was launched, covering 21 base stations and 32 domestic sales offices of the headquarters and subsidiaries as well as 86% of outbound flights. It has significantly improved the capability of fine operation and effectively facilitated the full resumption of work and production of the Company. In 2020, CEA cooperated with China Railway Group to launch the "air-rail combined transportation" model by linking the sales platforms of civil aviation and high-speed rail and providing "one-stop" joint booking for the first time. The Research Center was selected into the "Science Reform Demonstration Action", and CEA's NDC was awarded the highest level certification by IATA, helping CEA achieve continuous breakthroughs in smart development.


全新移动办公

Served the internal circulation of China through flexible travel products

On 18 June 2020, CEA launched "Wild Your Weekends" (周末随心飞), which immediately ignited market enthusiasm and public attention, and formed a "phenomenal" publicity effect. CEA then successively launched "Wild Mornings and Nights" (早晚随心飞), "Exploring the Western Region" (西域随心飞), "Exploring the Bay Area" (湾区随心飞), "Exploring through Daxing" (大兴随心飞) and "Wild Your Weekends (2021 version)" (周末随心飞（2021版）), as well as "Flexible Travel" (随心游), "Flexible Accommodation" (随心住) and "Flexible Enjoyment" (随心享). Through supply-side aviation product innovation, CEA drove the growth of related markets, brought new momentum for consumption and served the internal circulation of China.


MU 中国东方航空
FM 上海航空
HO 吉祥航空
B5
B6
B7

Rated "A" on the ESG ratings assessment

In the environmental, social and governance (ESG) ratings assessment of MSCI, an international index company, in 2020, among global airlines, five airlines including CEA, Delta and Singapore Airlines tied for first place. CEA's assessment result was better than 74% of airlines around the world, and was the only "A" grade airline listed on the A share market of China. CEA's substantive issues such as corporate governance, carbon emissions, privacy and data security also received positive praise.



Strategically laid a new market landscape

Focusing on national and regional development strategies, CEA continued to increase input of resources in densely populated areas, economically active areas and innovative development zones, and established the Xiamen branch to concentrate on the development of the Western Taiwan Straits Economic Zone. Meanwhile, CEA established the Japan branch, being its first overseas branch, to actively lay a new market landscape and promote the optimisation and adjustment of market structure.


中国东方航空厦门分公司成立

16 China Eastern Airlines Corporation Limited | 2020 Annual Report

Successfully transferred the base to Beijing Daxing Airport

25 September 2020 was the first anniversary of the commencement of operation of Beijing Daxing International Airport. On that day, CEA's "CIIE Aircraft" (進博號) arrived at Daxing, and the launch of "Exploring through Daxing" (大興隨心飛) was announced.

Since the construction and commencement of operation of Daxing Airport, CEA is the only airline to participate in the full-phase flight testing process, the first airline to pass the completion acceptance inspection, the first airline to officially and exclusively commence operation and the only airline of the SkyTeam Airline Alliance with its main base in Beijing.



Fully served the China International Import Expo (CIIE)

At the third CIIE, CEA participated and served for the first time as a "core supporting company", "designated air carrier", "purchaser" and "service provider". CEA entered into 23 agreements with large-scale international renowned manufacturers from 11 countries and regions, and transactions of exhibitors at the CIIE accounted for 83%, both reaching new highs. The window services and voluntary services at the CIIE were well received. CEA's first painted "CIIE Aircraft" (進博號) in the world was unveiled and launched, and flew to more than 10 countries and more than 20 hub destinations in China and abroad, thereby sending the "invitation to CIIE" and demonstrating the "charm of CIIE".



Poverty alleviation and rural revitalisation

On 19 October 2020, CEA Holding and Lincang Municipal People's Government formally signed the "Strategic Cooperation Framework Agreement on In-depth Implementation of Rural Revitalisation" in Shanghai, with an aim to continuously promote the effective facilitation of poverty alleviation efforts and rural revitalisation, and carry out high-quality, high-level and sustainable poverty alleviation.



Commencement of operation of One Two Three Airlines

On 26 February 2020, during the most severe period of COVID-19 outbreak, CEA took the lead in establishing One Two Three Airlines, the first civil aviation central enterprise that specialises in operating domestically-made civil aircraft. On 28 December 2020, the ARJ21-700 aircraft officially commenced operation. CEA has built a "national fleet" of domestically-made civil aircraft and promoted the global brand of "Made in China".





17

Chairman’s Statement Dear shareholders, I am pleased to present the report of the Group for the year ended 31 December 2020. On behalf of the entire staff of the Group, I would like to extend my sincere thanks to the shareholders of the Company. Chairman Liu Shaoyong

Chairman's Statement

Business Review

2020 was an extraordinary year. The rapid worldwide outbreak of the novel coronavirus (COVID-19) pandemic ("COVID-19") resulted in a deep recession in the global economy and an unprecedented impact on the global aviation industry. According to the report published by the International Air Transport Association (IATA) in February 2021, global passenger traffic volume in 2020 dropped by 65.9% as compared to 2019. The global aviation industry experienced a historic loss. Since the outbreak of COVID-19, more than 40 airlines have entered bankruptcy or are in financial reorganisation. China's civil aviation industry has also been severely impacted by COVID-19. According to relevant statistics from the Civil Aviation Administration of China, passenger traffic volume in 2020 dropped by 36.7% as compared to 2019. At present, COVID-19 prevention and control in China have achieved positive outcomes, and China was the only major economy that achieved positive growth in 2020.



In face of the sudden outbreak of COVID-19 and the complex and severe external situation, the Group resolutely implemented important national decisions and deployments, coordinated efforts to promote COVID-19 prevention and control, safe production, reform and development, made every effort to fight against COVID-19, made dynamic adjustments on operation strategy, solidly promoted refined management, implemented strict cost control, actively sought policy support, and strove to reduce loss caused by COVID-19. Although the Group actively took countermeasures, due to the adverse impact of COVID-19, the Group's production volume, revenue, profit and other indicators all dropped significantly. In 2020, the Group's total traffic volume amounted to 11.70 billion tonne-kilometres; passenger traffic volume amounted to 74.62 million; operating revenue amounted to RMB58,727 million; and net loss attributable to shareholders of the listed company amounted to RMB11,836 million.

Review of Operations

COVID-19 prevention and control

In face of COVID-19, the Group rapidly carried out COVID-19 prevention and control focusing on the three aspects of "fulfilling social responsibilities, ensuring passenger services and caring and protecting employees", and played an important role in organising the transportation of medical supplies and medical personnel in emergency and ensuring the safety and health of passengers and employees.

21

Chairman’s Statement In terms of fulfilling social responsibilities, the Group has made every effort to deploy the work on COVID-19 prevention and control to ensure that the “air corridor” for COVID-19 prevention and control is unimpeded. According to the situation of COVID-19 and the market demand, the Group has facilitated the resumption of flights and made contribution to the resumption of work and production in society. The Group gave full play to the role of “backbone” of central enterprises and put enormous efforts in COVID-19 prevention and control: arranged the first flight for COVID-19 prevention and control in China, and arranged the first charter flight for rendering support in China. In 2020, the Group arranged 1,532 charter flights for COVID-19 prevention, transported more than 70,000 tonnes of COVID-19 prevention materials, transported 22,881 medical personnel, and picked up 12,091 Chinese citizens stranded overseas. In terms of ensuring passenger services, the Group took the lead in introducing emergency requirements for free ticket refunds and changes, optimised the self-service refund function, made sure that refund channels were unimpeded, and provided convenient refund services for passengers affected by COVID-19. The Group was the first in the industry to develop and use the “online passenger health declaration programme”. The Group also took the lead in implementing zoning on board, introduced the “souvenir-style” lunch box, and strictly required disinfection and sterilisation of aircraft and shuttle buses to ensure the safety and health of passengers at all times. In terms of caring and protecting employees, the Group strictly implemented prevention and control standards and procedures, and strove to ensure the health protection of cabin crew and ground staff. The Group strengthened care and protection for overseas employees and their families. Considering the issue of decrease in income of aircrew due to the decrease in number of flights during the outbreak of COVID-19, the Group has introduced humanised measures such as advance payment of salary to effectively solve the practical difficulties of employees during the outbreak of COVID-19 and reflect the corporate culture of “Happy CEA”. In 2020, the Group withstood the challenges brought by COVID-19 and achieved constructive results. At the National Commendation Conference for Fighting COVID-19 () in 2020, the Group was awarded honorary titles including “National Advanced Group in Fighting COVID-19” (), “National Advanced Individual in Fighting COVID-19” () and “National Advanced Primary Party Organisation” (), and was awarded the most number of national-level advanced commendations for COVID-19 prevention among entities in the civil aviation system in China. Safe operation While focusing on COVID-19 prevention and control, the Group has also attached great importance to flight safety and operational safety. The Group has adhered to the bottom line of safety and maintained a stable and orderly safety situation. In 2020, the Group’s fleet had 1,547,600 safe flying hours and 672,200 take-offs and landings. In respect of clarifying safety responsibilities, the Group has ensured that all employees signed the safety responsibility agreement on “maintaining the original aspiration, assuming the mission, fulfilling commitments and making contributions” to further strengthen the implementation of safety responsibilities. In respect of strengthening risk supervision, the Group has carried out in-depth safety rectification and special inspections of safety work, inspected and supervised key units and key tasks, carried out comprehensive investigation of hidden dangers, and improved safety management capabilities. In respect of the promotion of practice construction, based on the theme of the “three reverences1”, the Group has strengthened safety publicity and education, carried out practice and discipline rectification, and laid a solid foundation for safety management. 1 Three reverences: reverence for life, reverence for duties and reverence for rules.

Chairman’s Statement Stable operation The Group took the initiative to confront COVID-19 and made every effort to stabilise its operations in aspects such as aviation network optimisation and hub construction, product marketing and customer services, striving to reduce the adverse impact of COVID-19. Steadily promoting aviation network optimisation and hub construction. The Group has closely followed the situation of COVID-19 and market changes to dynamically adjust the deployment of transportation capacity; focused on core hubs and important business cities and increased the proportion of wide-body aircraft; optimised its route network layout and strengthened the construction of express and quasi express routes in key markets; laid a solid foundation in servicing the coordinated development of Beijing-Tianjin-Hebei and the construction of Xiong’an New District and steadily promoted the construction of the core hub of Beijing, and moved its base to Beijing Daxing International Airport as the main base airline as planned; and steadily promoted the construction of base projects in important business markets such as Chengdu, Qingdao and Wuhan. Continuously making efforts to innovate product marketing. The Group is the first in the industry to introduce “customised charter flights” for serving employees in companies resuming work to travel across regions. During the outbreak of COVID-19, the Group first launched “Wild Your Dreams2”, a series of innovative products, to stimulate passengers’ travel demand, restore market confidence, promote the recovery of the aviation market, effectively serve the internal circulation of China and achieve good economic, social and brand benefits. The Group actively expanded the sales channels of auxiliary products such as VIP lounges and realised the voucher sales of products such as class upgrades, so as to increase auxiliary revenue; and launched the new “Eastern Miles ()” membership system and introduced the “Eastern Airlines Wallet” enabling “points + cash” payment, so as to increase the ways of using member points. 2 “Wild Your Dreams”: An air travel package product launched by the Company on 18 June 2020. After purchase of such product, passengers can travel at the economy class of domestic flights operated by the Company and Shanghai Airlines Co., Limited for an unlimited number of times each weekend before 31 December 2020. Flexibly seizing the business opportunities of freight transportation. In the face of the sudden outbreak of COVID-19, the Group and Eastern Airline Logistics Co., Limited (“Eastern Logistics”) responded quickly, actively seized the opportunities of the substantial increase in transportation demand for COVID-19 prevention materials during the outbreak of COVID-19, and temporarily transformed existing passenger aircraft to arrange unconventional passenger flights3 using methods such as passenger-to-freighter converted aircraft. In 2020, a total of 6,601 unconventional passenger flights was arranged. Fine management In face of the unprecedented outbreak of COVID-19, the Group has continuously strengthened fine management, strove to improve operating efficiency, reduced operating costs, and responded to the strike and impact of COVID-19. In terms of fine operation, the Group has taken measures to promote light dining trucks and optimise weights of meal and water, so as to lower fuel costs and increase commercial load. The static weight reduction4 of the entire fleet of the Group 3 “Unconventional passenger flights”: Unconventional passenger flights include freight-loading passenger aircraft, passenger-to-freighter converted aircraft and modified aircraft. Among which, passenger aircraft that have not removed the passenger cabin seats and load cargo in the bellyhold space and cabin are “freight-loading passenger aircraft”; passenger aircraft that only use the bellyhold space to load cargo are “passenger-to-freighter converted aircraft”; and passenger aircraft that have removed the passenger cabin seats and load cargo in the bellyhold space and cabin are “modified aircraft”. In accordance with the agreement between the Group and Eastern Logistics on avoiding horizontal competition and related regulatory requirements, the Group handed over such freight business to Eastern Logistics for exclusive operation. 4 Static weight reduction: The total weight reduction of the fleet based on the number of aircraft.

Chairman’s Statement was approximately 125.40 tonnes, and the dynamic weight reduction5 was 95,100 tonnes, saving 12,100 tonnes of fuel according to simulated calculation. The Group has built a MUC (MU Communication software) flight support communication platform to improve the communication efficiency of each operation support unit. The flight punctuality of the Group was approximately 1 percentage point higher than the average level of civil aviation, representing a year-on-year increase of approximately 7 percentage points. In terms of fine services, the Group has strictly implemented on-board protection measures, optimised on-board service procedures and meal services, and improved passenger satisfaction. Taking into account the significant reduction in air travel of members during the outbreak of COVID-19, the Group proactively issued a protection policy for automatic extension of membership level to enhance member loyalty and satisfaction. The Group has strengthened service management, further improved service efficiency and service experience such as check-in, baggage check-in, priority boarding and VIP lounge. The Group has researched and developed its global official website and launched a new version of its APP to optimise user experience. As of the end of 2020, the number of frequent flyer members of the Group’s “Eastern Miles ()” has reached 45.22 million, representing a year-on-year increase of 5.95%. In terms of fine management, the Group has promoted the concept of integration of industry and finance, taken multiple measures to increase revenue and reduce costs, strengthened cost and expense control, broadened financing channels, and ensured stable cash flow. The Group has actively coordinated with aircraft and engine manufacturers, and adjusted the progress of introduction of aircraft and engines. The Group has reduced the scale of investment plans, and reduced or delayed non-emergency investment projects; negotiated with suppliers and partners for fee reduction and optimisation of payment methods; and saved operating costs and daily expenses such as fuel and aircraft maintenance. The Group has actively strove for the support of the government’s relief policies in terms of industry, taxation, social security and other aspects. The Group has also actively expanded financing channels, and issued a total of RMB77.2 billion of super short-term debentures and RMB2 billion of corporate bonds in 2020 to ensure that the cash flow can meet the production and operation needs of the Group. 5 Dynamic weight reduction: The total flight weight reduction based on the number of aircraft and flight volume. The Group has continuously strengthened risk management and control in its daily operations, capital security, external risks and information network. The Group has carried out comprehensive risk assessment, focused on specific risk management and control on COVID-19, investigated hidden risks in-depth, and formulated targeted responsive measures; systematically sorted out major risks in key areas, kept a close eye on capital security, and ensured the security of the Group’s capital chain; strengthened overseas risk management and control, and sorted out and investigated hidden risks one by one; strengthened the protection of passenger information, maintained the Group’s network security, and prevented information network risks. Reform and innovative development Focusing on the strategy of serving the country, the Group has deepened its supply-side structural reform, put great efforts in optimising resource allocation and promoting innovation and transformation, and comprehensively responded to the significant impact of COVID-19 on the aviation industry, so as to seize new opportunities and achieve new progress in the post-COVID-19 era. In terms of building a new market layout, the Group has optimised its market layout by focusing on the regional development strategy in areas such as Beijing-Tianjin-Hebei, the Yangtze River Delta and the Guangdong-Hong Kong-Macao Greater Bay Area. The Group has facilitated the construction of the “Belt and Road” and the building of the “Air Silk Road”, and established the Xiamen branch. The Group has signed a strategic cooperation framework agreement with Shenzhen Airport Group to strengthen the cooperation and development in the Guangdong-Hong Kong-Macao Greater Bay Area. The Group has promoted the deepening of reform of overseas institutions and established its branch in Japan, so as to strengthen and reinforce its business in the traditional international market. In terms of building a new business model, guided by informatisation, the Group has continuously promoted Internet-based construction and digital transformation in respect of operation, management and control, marketing and services. The Group has cooperated with China National Railway Group Co., Ltd. (“China Railway Group”) to open a new era of “air-rail combined transportation” by linking the system of the CEA APP and Railway 12306 APP and providing one-stop joint booking of “aircraft + high-speed rail” for the first time, thereby offering passengers with more convenient one-stop services. The Group has launched a paperless and self-service travel method for the entire air travel process, and promoted the reform of the meal machine supply management system to build an efficient full-process centralised management model.

Chairman’s Statement In terms of special reform, the Eastern Airlines Research and Development Center was selected into the national “Science Reform Demonstration Action”. The Group has actively implemented the management tenure system and contract reform pilots, and accelerated the construction of the technological innovation platform system and mechanism, so as to further improve its technological innovation capabilities. China United Airlines Co., Limited (“China United Airlines”) was selected into the “Double Hundred Action” plan of the State-owned Assets Supervision and Administration Commission of the State Council, and continued to promote reform of the market-based incentive mechanism, with an aim to strengthen cost control. The Group has successfully established OTT Airlines to operate the domestic-manufactured ARJ21 aircraft, in a bid to enrich the Group’s brand system and support the development of domestic-manufactured civil aircraft. China Eastern Air Holding Company Limited (“CEA Holding”), the controlling shareholder, successfully completed the reform of equity diversification, actively supported the development of the Group, and helped the Group overcome the impact of COVID-19. CEA Holding intends to inject additional capital of RMB10.8 billion to the Group to improve the Group’s cash flow and reduce the debt ratio, which will effectively enhance the Group’s risk-resistance and sustainable development capabilities. For further details, please refer to the Company’s announcements dated 2 February 2021 and 29 March 2021 and circular dated 12 March 2021. Social responsibility and environmental protection Focusing on the corporate vision of “having passionate employees, being customers’ first choice, making shareholders satisfied and maintaining society’s trust”, the Group has actively fulfilled its social responsibilities, fully demonstrating the good image of central enterprises. In 2020, the Group was selected as a “Golden Bee Enterprise” in the “2020 Golden Bee Corporate Social Responsibility — China List” by virtue of its outstanding performance in social responsibility; and was rated “A” on the ESG6 ratings assessment by MSCI7. 6 ESG: Environmental, Social and Governance. 7 MSCI: MSCI Inc. is an international company that provides global indexes and related derivative financial products. The MSCI index is one of the benchmark indexes mainly used by global investment portfolio managers. The Group has always adhered to the concept of “being people-oriented and caring for employees”, respected the training and development needs of employees and protected the legitimate rights of employees, so as to build a “Happy CEA” together with employees. In 2020, the Company launched the “Ten Tasks” of caring for employees, covering employees’ rights protection, personal care and convenient services, so as to further enhance employees’ sense of belonging, sense of gain and happiness. The Group has adhered to the concept of “being customer-oriented and providing dedicated services”. Under the premise of preventing and controlling COVID-19, the Group continuously strengthened service management, enhanced service quality and improved its customer privacy protection system, so as to provide passengers with safe, convenient, efficient and high-quality travel services on-board and on-ground. While working hard to overcome the operating pressure caused by COVID-19, the Group has also played an active role in social welfare undertakings. The Group has vigorously promoted poverty alleviation through industry, healthcare, consumption and education. With an aim to alleviate poverty in Cangyuan and Shuangjiang counties in Yunnan, the Group has firmly promoted the key tasks of rural revitalisation. The Group organised the CEA Consumption Poverty Alleviation Week, combining offline exhibition and live broadcast sales, with an amount of poverty alleviation through consumption reaching RMB40 million in 2020. At the National Poverty Alleviation Summary and Commendation Conference (), the Group was awarded the title of “National Poverty Alleviation Advanced Group” (). The Group has always adhered to the ecological development concept of “green flight, technology and environmental protection”, integrating environmental protection into its

Chairman’s Statement corporate operation and development. In terms of continuously promoting energy-saving and emission-reduction, the Group has continuously optimised its fleet structure and introduced more environmental-friendly and fuel-efficient aircraft models such as A350 and B787. As of the end of 2020, the average fleet age is 7.1 years, and the overall fuel efficiency of the Group’s fleet has been improved. The Group has continuously promoted fuel-saving measures and refined fuel saving through measures such as optimising the weight of aircraft equipment and supplies. The Group has actively applied new navigation technologies to reduce jet fuel consumption and emissions during the descent of flight while improving operational capabilities. The Group has promoted the special work of “oil-to-electricity” (using electric vehicles instead of oil/gas vehicles) on airport vehicles and aircraft auxiliary power units (APU) replacement, and continuously increased its efforts in energy-saving and emission-reduction, with more than 1,000 new energy vehicles operating on-site and the overall utilisation rate of APU replacement facilities reaching 99%. During the “13th Five-Year Plan” period, the Group invested more than RMB3.4 billion in energy-saving and emission-reduction, saving more than 600,000 tonnes of fuel and reducing carbon emissions by approximately 2 million tonnes according to simulated calculation. In terms of comprehensively carrying out pollution prevention and control, the Group has arranged special supervision of environmental protection by governments at all levels as well as self-inspection, carried out special pollution prevention and control work, commenced the construction of energy management system and environmental management system, and adhered to the high-quality sustainable development strategy. The Group has published the “Environment and Energy Management Manual”, which clarified the relevant requirements for environment and energy management of the Group; continuously strengthened environmental protection publicity, and actively promoted the Group’s green environmental protection concept and results of energy-saving and reduction to its employees, the public and domestic and foreign media in multiple channels and various forms. In terms of paying attention to the global climate control process, the Group has continuously paid attention to the progress of global aviation carbon emission reduction, and actively participated in the annual meeting of the International Air Transport Association (IATA) and the seminar of the International Civil Aviation Organization (ICAO) to discuss the sustainable development of the aviation industry and actively put forward opinion and advice. The Group has continuously promoted management of carbon emissions of the European Union carbon trading, local pilot carbon trading, national carbon trading and carbon dioxide emissions of civil aviation. In 2019, the Group applied the flexible mechanism of the Shanghai carbon trading market for the first time, and earned revenue of approximately RMB4 million by continuously improving the Group’s fuel efficiency and selling surplus allowances. OUTLOOK FOR 2021 The Group would like to bring to the attention of readers of this report that this report contains certain forward-looking statements, including forward-looking statements of international and domestic economies and the aviation industry, and descriptions of the Group’s future operating plans for 2021 and beyond. Such forward-looking statements are subject to many uncertainties and risks. The actual events that occur may be different from forward-looking statements of the Group which, therefore, do not constitute any commitment by the Group to the future operating results. At present, the strike and impact of COVID-19 on the global economy are still uncertain. From the global perspective, according to the report of the International Monetary Fund (IMF) in January 2021, it is expected that with the promotion of vaccines, implementation of national pandemic prevention measures and policy support from government of various countries, the global economy will gradually recover from 2021 to 2022. However, the new round of outbreak in some countries and the spread of mutated forms of COVID-19 have also brought certain uncertainties to the economic recovery. In China, COVID-19 prevention and control has achieved positive results, and economic operations have returned to normal before the rest of the world, but there are still certain uncertainties in the outbreak of COVID-19 and the external environment. From the industry perspective, according to the relevant forecast issued by the International Air Transport Association (IATA) in February 2021, the global civil aviation industry will still suffer a loss in 2021, and COVID-19 is still the largest uncertainty affecting the industry’s recovery and development. COVID-19 will cause a significant impact on the global aviation industry and bring profound changes in market structure, structure of customer base, service mode, passengers’ consumption behaviours and the industry’s competitive landscape. Under the circumstance of normalising COVID-19 prevention and control, the Group will firmly promote the major tasks on COVID-19 prevention and control, safe operation, production operation, fine operation and reform development. In 2021, the Group will focus on the following tasks:

Chairman’s Statement COVID-19 prevention and control The Group will strictly implement the normalised COVID-19 prevention and control requirements of “guarding against imported cases and preventing a resurgence of domestic outbreak”, improve the accountability system for COVID-19 prevention and control, and form a complete process of COVID-19 prevention and control; improve various COVID-19 prevention and control plans and emergency response mechanisms, continuously strengthen management of key sites, and strengthen the supervision and inspection of COVID-19 prevention and control; establish and enhance the accountability system for violations of COVID-19 prevention and control management regulations, and continuously ensure the provision of COVID-19 prevention materials. Safe operation The Group will strengthen the construction of the safety management system, firmly promote the special rectification actions for safe production, and continuously improve the safety management capability of large fleet; strengthen the construction of the operation system, enhance the management and control of flight operations, and improve the capability and efficiency of crew resource allocation; strengthen the construction of the training system, enhance safety management trainings, and consolidate the foundation of safety management; strengthen the construction of the maintenance system, enhance the monitoring of route operation and maintenance, and improve the integrated maintenance management platform. Marketing The Group will pay close attention to the situation of COVID-19 and changes in market demand, and flexibly adjust transportation capacity deployment; focus on the core market, and facilitate the deployment and planning of wide-body aircraft; strengthen the hub strategy to achieve the optimisation of planning and coordinated development of the four major airport clusters of Beijing-Tianjin-Hebei, Yangtze River Delta, Guangdong-Hong Kong-Macao and Chengdu-Chongqing; maintain and explore group customers, accelerate product innovation, and launch various customised, personalised and universal products. Fine management The Group will continuously strengthen fine management, and integrate the concept of fineness into the whole process and all stages of corporate operation and management; identify risks in key business areas, focus on areas such as capital, contract performance, high-risk businesses, and strengthen risk management and control; firmly establish cost control awareness, improve the level of accurate accounting, and continuously promote a new batch of quality and efficiency-enhancement projects; deepen the integration of business systems, and enhance the integrated operational efficiency of systems such as flight, cabin, maintenance and ground service. Reform and innovation The Group will continue to aim at building a “world-class” airline and take the opportunity of the three-year action plan of promoting the reform of state-owned enterprises to further deepen corporate reform. The Group will steadily promote the demonstration reform of technological innovation of the CEA Research and Development Center, continue to increase investment in technological innovation and digital transformation, and adhere to the focus on research and development of applied technology, with building a “digital and intelligent” technological innovation platform as the goal to solve practical issues in business areas such as aviation security, operation, marketing, service, management and control. The Group will steadily advance the pilot work of China United Airlines’ mixed ownership reform; continue to deepen the reform of labour, personnel and remuneration system, establish and improve market-based assessment and appointment mechanism, comprehensively deepen market-based employment mechanism and enhance the market-based remuneration allocation mechanism to continuously promote categorised assessment. Social responsibility The Group will keep in mind the mission and responsibilities of central enterprises, always uphold the development vision of innovation, coordination, greenness, openness and sharing, actively fulfil its social responsibilities, and contribute “CEA power” to poverty alleviation and environmental protection. The Group will steadily promote the construction of a Happy CEA, offering passengers with sincere services, and make employees happy with pragmatic measures. In addition, the Group will actively consolidate the results of poverty alleviation, and assist Cangyuan and Shuangjiang counties in Yunnan to continuously promote rural revitalisation in a “high-quality, high-standard and sustainable” manner. The Group will further strengthen the construction of energy management and environmental management systems, use new equipment, new materials and new technologies to improve the level of energy conservation and environmental protection; implement pollution prevention and control policy requirements, continuously formulate various fuel-saving refined control measures and reduce comprehensive ground energy consumption to promote green low-carbon cycle development.

[Graphic Appears Here]

Review of Operations and Management’s Discussion and Analysis President Li Yangmin

Review of Operations and

Management’s Discussion and Analysis

Major Businesses and Operation Model

The scope of principal business of the Company includes: domestic and approved international and regional business for air transportation of passengers, cargo, mail, luggage and extended services; general aviation business; maintenance of aviation equipment and machinery; manufacture and maintenance of aviation equipment; agency business for domestic and overseas airlines and other business related to air transportation; insurance-by-business agency services; e-commerce; in-flight supermarket; wholesale and retail of goods.

The Group built up a streamlined while efficient modernised fleet, operating 734 passenger aircraft, including nine business aircraft held under trust, with an average fleet age of 7.1 years. Surrounding Shanghai and Beijing core hubs and Xi’an and Kunming regional hubs, we provided high-quality and convenient air transport and extended services to worldwide travellers and customers.

Current Development of the Aviation Industry

At the beginning of 2020, COVID-19 caused a significant impact on the global aviation industry. As the demand for the aviation industry shrunk sharply, airlines around the world drastically reduced their transportation capacity, which resulted in plummeted revenue and even a liquidity crisis. The aviation industry as a whole encountered an operational crisis, and some airlines even encountered a survival crisis. The International Air Transport Association (IATA) called on governments worldwide to provide large-scale assistance to airlines in tiding over the crisis. According to the estimation in the report published by IATA in February 2021, global aviation demand (measured by RPK) in 2020 decreased by 65.9% as compared to 2019, which was the largest decline in air traffic volume so far in history; transportation capacity (measured by ASK) decreased by 68.1%; and passenger load factor decreased by 19.2 percentage points to 62.8%. It is expected to result in a loss of USD118.5 billion. The future recovery of the air passenger transportation market will depend on the situation of COVID-19 around the world and the policies and measures of various countries, and it is expected that the market will not return to the level of 2019 until 2024.

Review of Operations and Management’s Discussion and Analysis As affected by COVID-19, China’s civil aviation industry is also facing an unprecedented severe situation. According to the data released by the CAAC, in 2020, total civil aviation traffic volume, number of passengers carried and freight traffic volume amounted to 79.85 billion tonne-kilometres, 420 million and 6.766 million tonnes, representing 61.7%, 63.3% and 89.8% of the amount in 2019, respectively. Due to the implementation of effective COVID-19 prevention and control measures, China’s civil aviation industry was the first in the world to rebound after hitting the bottom. Since the second quarter of 2020, the scale of production and transportation of the industry has steadily recovered, and various indicators is at the forefront of the world in terms of recovery. COVID-19 has had a profound impact on the development of the civil aviation industry. In the short to medium term, it will be reflected in the sharp decline in passenger and freight traffic volume and economic benefits, and it will bring profound changes to the market structure, customer structure, passenger consumption behaviour, service model and industry competitive landscape. Due to effective COVID-19 prevention and control, China’s civil aviation industry has become the fastest-recovering and best-operating aviation market in the global civil aviation industry. As the situation of COVID-19 in other countries has not been effectively contained, there is still great uncertainty in the recovery of the international aviation market. Core Competitiveness Analysis 1. Advantages of Locating in Prosperous Developed Area in Shanghai and the Yangtze River Delta The Company has relatively strong location advantages. Being one of the three major state-owned aviation companies, the headquarters and main operation bases of the Company are located in the super-sized international city — Shanghai. As China’s key economic centre and international shipping centre, Shanghai has always had very close economic and trade connection with the Asia-Pacific region, Europe and America. The time it takes to fly from Shanghai to major Asian cities is about 2 to 5 hours, and to Europe and west coastal North America is about 10 to 12 hours. The resources within the 2 hours flying circle are rich, covering 80% of China’s top 100 cities, 54% of the land resources, 90% of the population, 93% of the origins of GDP and most areas of East Asia. The Company has the biggest market share in Shanghai Hongqiao International Airport and Shanghai Pudong International Airport, demonstrating the significant advantages of having main operation bases: The Eastern Air Jiangsu and Zhejiang Branch under the Company has base operational advantages and relatively strong brand influence in Jiangsu and Zhejiang provinces, respectively. The development of the Group will be benefited by the implementation of the “integrated development of Beijing-Tianjin-Hebei region” and “Yangtze River Delta Integration” strategy of China, the promotion of the construction of five centres, namely “Economic, Financial, Shipping, Trading, Technology Innovation”, in Shanghai, and the overall plan for the construction of the Hongqiao International Open Hub. The Group has actively established the Shanghai core hub, and optimised the structure of flight network. As the “Terminal T1 + Satellite Terminal S1” hub in Pudong Airport commenced operation, the Group’s transit efficiency and service capabilities at Pudong Airport has been improved and its influence in the air transportation market in Shanghai and the Yangtze River Delta region has been enhanced. 2. Flight Hub and Network Layout with Unique Advantages The Group has fully seized the opportunities of the coordinated development of Beijing-Tianjin-Hebei, the Yangtze River Delta Integration strategy and the construction of the Guangdong-Hong Kong-Macao Greater Bay Area to strengthen its route network layout. The Group chose Shanghai and Beijing, places with highly-developed economy and keen demand on outbound travelling, as its core hubs, while Kunming (the gateway of Southeast Asia) and Xi’an (the gateway of Northwest China under the “Belt and Road” initiative) as regional hubs. The Group has constructed key route networks in Guangzhou, Shenzhen, Chengdu, Nanjing, Hangzhou, Qingdao, Wuhan, Xiamen and other cities. Through the cooperation with the members of the SkyTeam Airline Alliance, the Group established and improved the flight transportation network that covers the whole country and reaches 1,036 destinations in 170 countries around the world.

Review of Operations and Management’s Discussion and Analysis For domestic routes, the Group has set up subsidiaries in 16 provinces and cities including Shanghai, Beijing, Yunnan, Shaanxi, Jiangsu, Zhejiang, Anhui, Jiangxi, Shandong, Hubei, Shanxi, Gansu, Sichuan, Hebei, Guangdong and Fujian. The Group’s route network covers all provincial capital cities and key cities in China. For international routes, the Group’s route network covers major well-known cities and tourist destinations in Hong Kong, Macau, Taiwan, Japan, South Korea and Southeast Asia, and major well-known international cities in Europe, America and Oceania. 3. Streamlined and Efficient Fleet Structure The Group has always strived on updating and optimising the fleet structure, practising the concept of green development, introducing new aircraft continually, and retiring out model aircraft. As at the end of 2020, the Group’s average fleet age was 7.1 years, being among the youngest in the world. As such, the Group has become one of the aviation companies equipped with the most streamlined and the most efficient fleet among large aviation companies in the world. The Group has integrated route network planning, aircraft performance and market demand to continuously enhance the matching level between fleet model and route, transportation capacity and market. 4. A Brand with Strong Oriental Scent and High-quality Services The Group has closely focused on the strategic goal of “World Class” and continuously improved the quality of services. While implementing COVID-19 prevention and control, the Group has balanced the relationship between safety and services and between COVID-19 prevention and services. By launching new products such as paper bag meals and on-ground mean delivery for boutique routes, the Group has optimised and adjusted in-flight service processes in a timely manner, and continued to create “precise, sophisticated and fine” cabin services, thereby bringing a wonderful travel experience to passengers. The Company has become a core supporting enterprise and designated air carrier of the China International Import Expo, further enhancing its brand influence. The Group has served the “One Belt One Road” national initiative by building a smooth and convenient air Silk Road route hub network, and is committed to building a world-class brand with global influence. The Group has continuously promoted brand image management, communication and promotion, brand maintenance and other related work, and has been selected as one of the top 50 most valuable Chinese brands by WPP for eight consecutive years, selected as one of the “Brand Finance Global 500” by Brand Finance of the UK for four consecutive years, and ranked among “Top 20 Chinese Enterprises — Overseas Image” for three consecutive years. The Company’s 2019 annual report won the LACP Vision Awards (Annual Report Selection by the League of American Communications Professionals): Gold Award — Annual Report Design and the ARC Annual Report Competition. 5. High Quality Customer Cluster and Outstanding Partners

The Group has always maintained a good safety record and service standards, and the loyalty of its passengers has continued to rise. The number of frequent flyer members of the “Eastern Miles” (東方萬里行) of the Company reached 45.22 million. In the industry, facing well-known international aviation companies, the Company has established a more stable and close comprehensive strategic cooperation relationship with Delta and AFK through capital and business cooperation, building a golden triangle of air transportation connecting Asia, North America and Europe. The Company’s cooperation with Qantas and Japan Airlines in capacity allocation and joint marketing has also become more extensive and in-depth. In the domestic aviation industry, Juneyao Airlines is a representative of outstanding private airlines, and is also based in Shanghai. Through carrying out strategic cooperation using the “equity + business” model with Juneyao Airlines, the service capability of the Group’s main base in Shanghai has been further enhanced. In the upstream and downstream of the aviation industry chain, the Group has actively explored brand cooperation with world-renowned companies to create mutual benefits. The Group established the “Airline + Internet” cooperation model with Ctrip to strengthen cooperation in product and route promotion. The Group launched the “sterilised car” airport pick-up and drop-off services with 01zhuanche.com to offer passengers with assured airport pick-up and drop-off services during the outbreak of COVID-19. Through cooperating with China National Railway Group

Review of Operations and Management’s Discussion and Analysis Co., Ltd. (“China Railway Group”), the systems of the CEA APP and Railway 12306 APP have been connected, enabling one-stop booking of “air ticket + train ticket”. The Group has also commenced in-depth cooperation with InterContinental, Marriott and other hotel groups to enhance user experience. Competitive Landscape and Development Trend of the Industry According to the data from the CAAC, during the “13th Five-Year” period, China’s civil aviation fleet had 6,747 aircraft and 263 new air routes. The total mileage of air routes across China reached 237,000 kilometres, representing an increase of 38,000 kilometres from the “12th Five-Year” period. In the past five years, China’s civil aviation has grown tremendously, with continuous improvement in comprehensive benefits, continuous enhancement in operational service quality, continuous emergence of scientific and technological innovations and continuous advancement of strategic position and role of the industry. In the post-COVID-19 era, the structure of the air transportation market may undergo major changes. China’s civil aviation industry will accelerate the construction of a new air transportation development landscape that focuses on the domestic market with mutual promotion of domestic and overseas dual circulation, so as to provide an important guarantee and support for fostering the circulation of domestic aviation demand for China’s civil aviation. China’s per capita air travel amounted to 0.47, far below the world’s average of 0.87. China’s population base for air travel is large, and the per capita air travel potential is strong. China’s civil aviation has the conditions, potential and capacity for fostering domestic consumption. At present, China’s civil aviation industry has formed a competitive landscape dominated by three major airlines, namely the Company, Air China Limited and China Southern Airlines Co., Ltd., with multiple airlines co-existing. The way of competition and cooperation of the domestic and international aviation transportation industry has continued to evolve, and the competition in the Asia-Pacific aviation market has become increasingly fierce. In terms of short-to-mid-haul routes, the fast-growing low-cost airlines actively seized market share. Japan and South Korea’s high-yield markets have opened up air freedoms, and the competition in regional market will become more intense. Facing the global economic downturn as well as external uncertainties, there will be impact on the demand of the air passenger and cargo markets, as well as wide fluctuations in oil prices and increased fluctuations in RMB exchange rate. In early 2020, the outbreak of COVID-19 increased downward pressure on the global economy, and the global aviation industry has been facing severe challenges. With the introduction of travel restrictions in many countries, the demand and willingness of passengers to travel have been greatly reduced. The flight capacity of airlines worldwide has been significantly reduced, and some airlines have been facing survival crisis, exited the aviation industry or integrated their stock of resources. There are still great uncertainties in terms of the duration of COVID-19 around the world, and the wide application of technologies such as digital conferences may delay the recovery of travel demand. Development Strategy The Group takes the promotion of high-quality development as the core, the deepening of supply-side structural reform as the key, reform and innovations as the fundamental momentum, and meeting people’s ever-growing needs for a better life as the fundamental goal, in order to coordinate development and security, comprehensively deepen reform, strengthen innovation-driven development, optimise the industrial layout, prevent and mitigate major risks, improve the quality and level of party building, continuously promote intelligence, refinement and internationalisation, unswervingly become stronger and better, create a new landscape for CEA’s high-quality development, achieve the strategic goal of building a “world-class and happy CEA”, and make greater contributions to the comprehensive construction of a modern socialist country. The Group has further implemented the five main strategies of “Hub Networking, Cost Controlling, Brand Building, Fine Management and Digitalisation”, fully utilising the Internet thinking, operational ideology of customers and analysis method of big data, enhancing customer’s experience and fostering the transformation from a traditional aviation transportation corporate to a modern aviation integrated service provider.

Review of Operations and Management’s Discussion and Analysis RISK ANALYSIS 1. COVID-19 and Macro-economic Risk The air transportation industry is closely connected to the economic and trade environment. The civil aviation transportation industry is more sensitive to macro-economic climate, which directly affects the development of economic activities, disposable income of residents and changes in the amount of import and export activities. These factors will in turn affect the demand for air passenger and cargo services. Meanwhile, international economic and trade relations and geopolitical situation will have a relatively large impact on the demand for the Group’s international air transportation services. If domestic and overseas macro-economic climate worsens, or trade or geopolitical tensions further escalate, the Group’s operating results and financial condition may be adversely affected. There remain significant uncertainties as to the impact of the worldwide outbreak of COVID-19 on the domestic and overseas economies and international economic and trade situation. The Group has paid close attention to the situation of COVID-19 worldwide as well as the changes in domestic and overseas macro-economic situation and international economic and trade relations, and flexibly adjusted its transportation capacity deployment and market sales, so as to actively respond to the impact of COVID-19 worldwide and the changes in external economic and trade environment. 2. Policy and Regulation Risk Airlines have business operations around the world. Hence, the aviation industry is largely affected by domestic and overseas economic policies and laws and regulations. As a listed company, the Group is also affected by securities regulatory laws and regulations and policies of the place of listing. The adjustments of and changes in relevant domestic and overseas laws and regulations, industrial policies and regulatory policies may, to a certain extent, result in uncertainties in the future business development and operating results of the Group. With respect to industrial policies and regulations, the Group has played an active role in various discussions concerning their formulation and refinement, and timely analysed and considered their latest changes and impact on the Group, so as to seize the development opportunities arising from such updates and prudently respond to the risks, challenges and uncertainties arising from the changes in policies and regulations. 3. Operational Safety Risk Flight safety is the pre-condition and foundation for airlines to maintain normal operations and good reputation. Bad weather, mechanical failure, human errors, aircraft irregularities, national and international terrorism and other force majeure events may have an adverse impact on the flight safety, aviation security and operational safety of the Group. The Company implemented the accountability system for safe operation, enhanced its safety and risk prevention and control system, conducted emergency drills, strengthened safety management and control capabilities, promoted aviation security information construction, and strengthened safety supervision in aspects of flight, aviation security and maintenance to ensure that the Group can continuously operate safely. 4. Core Resources Risk The rapid growth of the industry has provoked competition among airlines for core human resources (such as management personnel in key positions and professional technical staff), air traffic rights resources and time slot resources. If the Group’s reserve of core resources fails to adequately support the rapid growth of operational scale, the business and operations of the Group may be adversely affected. The Group has promoted the building of corporate culture of “Love at CEA”, further improved its incentive scheme for core technical staff, and proactively developed a core backup workforce through providing training programs to a pool of multitier backup management personnel and launching the core technical staff recruitment scheme. Meanwhile, the Group has coordinated with industry regulators with respect to air traffic rights and time slot resources, and proactively participated in the marketised competition for time slot resources.

Review of Operations and Management’s Discussion and Analysis 5. Competition Risk Along with the opening-up of the domestic aviation market, development of low-cost airlines and increase in transportation capacity deployment of international airlines in the Chinese market, future competition in the domestic air transportation industry may intensify, which may bring uncertainties to the Group’s air traffic rights and time slot resources, ticket price level and market share, and therefore have an impact on the Group’s operating results. There is a certain level of overlap between railway, highway and ship transportation and air transportation in certain markets. Along with the normalisation and Internetisation of the impact of railway, highway and ship transportation on the domestic civil aviation market, certain routes of the Group may experience higher competitive pressure in the future. The Group has actively responded to industry competition, proactively strived for additions of air traffic rights and time slot resources in hub markets and core markets, steadily improved utilisation of aircraft and penetration in core markets, and consolidated and expanded its market share in the four major hubs and core markets. Leveraging on the SkyTeam Airline Alliance platform, the Group enhanced its strategic cooperation with Delta Air Lines, Inc. and Air France KLM, and strengthened its cooperation with non-member airlines of the SkyTeam Airline Alliance such as Qantas Airways Ltd and Japan Airlines Co., Ltd, so as to develop an efficient and convenient flight network covering all parts of China and connecting all parts of the world. Under the impact of other means of transportation, the Group has continuously refined its route network, reinforced complete access to the network and marketing of international interline transit products, provided quiet, reassuring and comfortable cabin services, optimised on-board catering standards and actively developed and maintained the Group’s customers and frequent flyer groups to further develop its advantages of being an aviation service brand. The Group has focused on flight punctuality rate to improve fine operations, thereby fully exploiting the speed advantages of air transportation. 6. Risk Associated with the Fluctuation of Jet Fuel Prices Jet fuel costs is one of the major expenses of airlines. Significant fluctuations of international oil prices will significantly impact jet fuel prices and the Group’s revenue from fuel surcharge, and accordingly the Group’s operating results. As affected by COVID-19, there remains great uncertainty on the number of flights operated by and the fuel consumption of the Group in 2021, and hence, there also remains great uncertainty on the expected jet fuel costs. Without the consideration of adjustment in fuel surcharge and other factors and on the basis of the fuel consumption of flights actually operated in 2020, if the average jet fuel price increase or decrease by 5%, jet fuel costs of the Group will increase or decrease by approximately RMB692 million; net profit of the Company will decrease or increase by approximately RMB519 million; and other comprehensive income of the Company will increase or decrease by approximately RMB62 million. On one hand, the Group has optimised its transportation capacity deployment, strengthened marketing and strove to increase passenger load factor and unit yield level, so as to respond to the pressure of rising jet fuel prices. On the other hand, in order to avoid the adverse impact arising from jet fuel price fluctuations on the Group’s operations, the Board has authorised the Group to prudently conduct jet fuel hedging activities. The Group has designated a special working group to closely track and proactively analyse the trend of international oil prices, and study and formulate jet fuel hedging operation strategies, so as to lower the risk associated with the fluctuation of jet fuel prices.

Review of Operations and Management’s Discussion and Analysis 7. Exchange Rate Fluctuation Risk As the Group’s foreign currency liabilities are mainly USD-denominated, if the exchange rate of USD against RMB fluctuates significantly, USD-denominated liabilities will generate a large amount of foreign exchange loss/gain, which will directly affect the Group’s profit for that period and result in greater impact on the Group’s operating results. As at 31 December 2020, if USD had strengthened or weakened by 1% against RMB with all other variables held constant, the effect on the Group’s net profit and other comprehensive income would have been as follows: Unit: RMB million Effect on Effect on net profit other comprehensive income Appreciation Depreciation Appreciation Depreciation USD exchange rates -266 266 — — In 2020, the Group expanded its financing channels by means of issuing super short-term debentures and corporate bonds and acquiring RMB borrowings to bring in RMB financing, and proactively optimised the mix of currency denomination of the Group’s debts. In the future, the Group will further reinforce its research and judgment on the foreign exchange market, expand the variety of its financing instruments such as RMB instruments and continuously improve the Group’s debts and currency structure in order to minimise the adverse impact arising from exchange rate fluctuations on the Group’s operations. 8. Interest Rate Fluctuation Risk The majority of the Group’s liabilities are attributable to USD-denominated liabilities and RMB-denominated liabilities generated from introduction of aircraft, engines and aviation equipment. The adjustment in interest rates of USD and RMB may cause changes in the borrowing costs of the Group’s existing loans that carry floating interest rates, as well as future finance costs, which in turn may affect the Group’s finance costs. As at 31 December 2020, assuming all other variables remain constant, if the interest rate had increased or decreased by 25 basis points, the effect on the Group’s net profit and other comprehensive income would have been as follows: Unit: RMB million Effect on Effect on net profit other comprehensive income Increase Decrease Increase Decrease Floating rate instruments -94 94 8 -8 The Group intends to launch transactions in derivatives to further optimise the proportion of floating-rate debts to the USD-denominated debts in the future. At the same time, the Group will actively grasp the timing of issuance of super short-term debentures and corporate bonds to minimise RMB finance costs.

Review of Operations and Management’s Discussion and Analysis 9. Information Security Risk The development of businesses in the Group’s operational process is closely related to the information network system, proposing new requirements to traditional management and work processes of the Group. If there is any design defect, operational failure or interruption in the network information system or inadequate training and education on legal compliance for internal staff, or if the system experiences external network attacks, the Group’s business and operations may be affected, and customer data may be leaked. The occurrence of any of the foregoing may have an adverse impact on the brand image of the Group. The continuous upgrade of information system will raise new challenges to the development of the Group. The Group has continuously promoted the construction of information security projects, and established a sound information security-related technical protection and security management platform. The Group has strengthened information security management by deepening the strategic cooperation with external authoritative security agencies. In response to the implementation of the GDPR released by the European Union, the Group has appointed a “data protection officer”. The Group has strengthened customer privacy terms of online channels, assessed risks of third-party platforms and reinforced the passenger information protection firewall. In addition, the Group has initiated a special task for network protection to improve its network security protection capabilities. 10. Development and Transformation Risk During the process of expansion into new international markets, commencement of external investments, mergers and acquisitions and adjustment of structure of its existing businesses and assets, the Group may face risks associated with decision-making, laws, management and interference of competitors, which may affect the results of development strategies of the Group. The Group has accelerated technological innovation and digital transformation, explored new development potentials for “Passenger-to-Freighter Conversion”, and innovated assets and optimised on-board catering management and control methods. China United Airlines, a subsidiary of the Company, has speeded up its mixed ownership reform. The adjustment of structure of existing businesses or assets has proposed new requirements to the Group’s overall operating management capability. There remain certain risks associated with the failure of achieving expected goals of transformation projects or business adjustments in the future. The Group has made continuous improvements to the all-process monitoring and management system for external investments, and will enhance the research and substantiation of projects, strictly monitor various investment activities and refine the risk management mechanism through due diligence and asset valuation during the process of expansion into new international markets, commencement of external investments, mergers and acquisitions and adjustment of structure of its existing businesses and assets.

Review of Operations and Management’s Discussion and Analysis 11. Suppliers Risk The air transportation industry requires advanced technology and high operating costs. There are limited available suppliers in respect of key operating resources including aircraft, engines, aviation equipment, jet fuel and information technology services. Airlines generally obtain operating resources through centralised purchases to reduce operating costs. If there is any abnormality in the operations of the Group’s major suppliers, major sales channel operators and major customers, or if there is any risk of business or supply interruption between these parties and the Group due to global trade relations, international geopolitical situation and other external factors, the Group’s business and operations may be adversely affected. The Group has focused on suppliers who are closely related to the Group’s business and operations, and the corresponding management team is responsible for analysing the contractual performance of suppliers and conducting assessment on suppliers regularly. The Group has continuously paid close attention to the market changes associated with materials that are highly relevant to its business and operations, and the procurement department is responsible for collecting and analysing price fluctuations. 12. Securities Market Fluctuations Risks The Company’s share price is not only dependent on the Group’s current results and projection for future operations, but also on factors including laws and requirements of the place of listing, policy environment, macro-economy, flow of market capital and investor structure and sentiment, etc. The Company’s share price may be subject to significant changes due to the aforementioned factors, which may directly or indirectly result in loss to the investors, and may also affect the implementation of capital operation projects of the Group. The Group has continuously enhanced its corporate governance standards, earnestly fulfilled its obligations of information disclosure, constantly improved its operational management capability and strove for outstanding operating results. In the meantime, the Company has strengthened the communication with capital markets and various investors, paid close attention to the Company’s share price performance and media coverage, gave timely response to the market and strove to avoid abnormal fluctuations in the Company’s share price. 13. Other Force Majeure and Unforeseeable Risks The aviation transportation industry is highly sensitive to external factors. Natural disasters, public health emergencies and the navigational or personnel restrictions imposed by the countries concerned arising from it, geopolitical instability around the globe and regional situation of the markets in which the Group’s main business operates may affect market demand and the normal operation of airlines. Flight suspension, decrease in passenger volume and income, as well as increase in safety and insurance costs may adversely affect the business and operations of the Group. Operating Revenues In 2020, the Group’s passenger revenue amounted to RMB49,215 million, representing a decrease of 55.43% from last year, and accounted for 90.95% of the Group’s traffic revenue. The passenger traffic volume was 107,273.25 million passenger-kilometres, representing a decrease of 51.63% from last year. The passenger revenue of domestic routes amounted to RMB40,343 million, representing a decrease of 44.56% from last year, and accounted for 81.97% of the passenger revenue. The passenger traffic volume was 96,205.97 million passenger-kilometres, representing a decrease of 32.69% from last year.

Review of Operations and Management’s Discussion and Analysis The passenger revenue of international routes amounted to RMB8,467 million, representing a decrease of 75.07% from last year, and accounted for 17.21% of the passenger revenue. The passenger traffic volume was 10,609.29 million passenger-kilometres, representing a decrease of 85.63% from last year. The passenger revenue of regional routes amounted to RMB405 million, representing a decrease of 89.01% from last year, and accounted for 0.82% of the passenger revenue. The passenger traffic volume was 457.99 million passenger-kilometres, representing a decrease of 90.92% from last year. In 2020, the Group’s cargo traffic revenues amounted to RMB4,895 million, representing an increase of 27.94% from last year, and accounted for 9.05% of the Group’s traffic revenue. The cargo and mail traffic volume was 2,200.06 million tonne-kilometres, representing a decrease of 25.96% from last year. In 2020, the Group’s other revenue amounted to RMB4,617 million, representing a decrease of 31.54% from last year. Operating Expenses In 2020, the Group’s total operating expenses was RMB78,265 million, representing a decrease of 33.73% from last year. As affected by COVID-19, the passenger traffic volume and number of passengers carried significantly reduced, and the Group’s various costs such as aircraft fuel, aircraft take-off and landing costs and catering also decreased from last year. Analysis of the changes in items under operating costs of the Group is set out as follows: Aircraft fuel costs accounted for the most substantial part of the Group’s operating expenses. In 2020, the Group’s aircraft fuel cost was RMB13,840 million, representing a decrease of 59.52% from last year, and was mainly due to a decrease in the Group’s fuel consumption of 38.49% from last year, leading to a decrease in aircraft fuel costs by RMB13,162 million from last year. The average price of fuel decreased by 34.19% from last year, with the aircraft fuel costs decreased by RMB7,189 million from last year. In 2020, the Group’s take-off and landing charges amounted to RMB9,331 million, representing a decrease of 43.30% from last year, and its catering supply expenses amounted to RMB1,589 million, representing a decrease of 56.67% from last year, and was primarily due to the significant decrease in traffic volume as the Group significantly adjusted its flight capacity as a result of the significant decrease in passenger travel demand as affected by COVID-19. In 2020, the Group’s depreciation and amortisation amounted to RMB22,255 million and its aircraft maintenance expenses amounted to RMB3,451 million, remaining basically the same as last year. In 2020, the Group’s wages, salaries and benefits amounted to RMB20,827 million, representing a decrease of 13.77% from last year, and was primarily due to the decrease in number of flights, leading to the decrease in remuneration of aircrew and ground crew. In 2020, the Group’s low-value and short-term lease rentals amounted to RMB358 million, representing a decrease of 43.26% from last year, and was primarily due to the decrease in short-term lease under the influence of COVID-19. In 2020, due to the impact of COVID-19, the Civil Aviation Administration of China (“CAAC”) exempted airlines from contribution to the civil aviation development fund, and the Group’s contribution to the civil aviation development fund decreased by RMB1,831 million from last year.

Review of Operations and Management’s Discussion and Analysis In 2020, the Group’s selling and marketing expenses amounted to RMB1,570 million, representing a decrease of 62.02% from last year; ground service and other expenses amounted to RMB872 million, representing a decrease of 64.78% from last year; and indirect operating expenses amounted to RMB3,930 million, representing a decrease of 23.14% from last year. These were primarily due to the significant decrease in various businesses of the Group as a result of the impact of COVID-19, leading to the corresponding decrease in relevant operating costs. Other operating income In 2020, the Group’s other operating income amounted to RMB5,698 million, representing a decrease of 20.88% from last year, and was primarily due the significant reduction in the Group’s income from joint routes as a result of the impact of COVID-19. Finance Income/Costs In 2020, the Group’s finance income amounted to RMB2,660 million and finance costs amounted to RMB5,213 million, and was primarily due to the Group’s exchange gains of RMB2,494 million in 2020, as compared to the exchange losses of RMB990 million last year. Net loss/profit for the year In 2020, net loss attributable to equity holders of the Company amounted to RMB11,836 million, compared to a net profit attributable to equity holders of the Company of RMB3,192 million last year. The loss per share attributable to equity holders of the Company were RMB0.72. Liquidity and Capital Structure As at 31 December 2020, the Group had total assets of RMB284,650 million, representing a decrease of 0.19% from 31 December 2019. Its debt ratio was 79.22%, representing a 4.69 percentage point increase from 31 December 2019. In particular, the Group’s total current assets amounted to RMB22,498 million, accounted for 7.90% of the total assets and represented an increase of 13.95% from 31 December 2019. The Group’s non-current assets amounted to RMB262,152 million, accounted for 92.10% of the total assets and represented a decrease of 1.24% from 31 December 2019. As at 31 December 2020, the Group had total liabilities of RMB225,496 million, comprising current liabilities of RMB99,808 million which accounted for 44.26% of total liabilities, and non-current liabilities of RMB125,688 million which accounted for 55.74% of total liabilities. Among the current liabilities, interest-bearing liabilities (short-term bank borrowings, super short-term debentures, long-term bank borrowings due within one year, bonds payable due within one year and lease liabilities due within one year) amounted to RMB71,227 million, representing an increase of 74.50% from 31 December 2019. Among the non-current liabilities, interest-bearing liabilities (long-term bank borrowings, bonds payable and lease liabilities) amounted to RMB112,941 million, representing a decrease of 6.91% from 31 December 2019.

Review of Operations and Management’s Discussion and Analysis As at 31 December 2020, the breakdown of the Group’s interest-bearing obligations by currencies is as follows: Unit: RMB million RMB equivalent 2020 2019 Percentage Percentage Movement Currency Amount (%) Amount (%) (%) USD 36,642 19.90 46,542 28.70 -21.27 RMB 136,804 74.28 103,822 64.03 31.77 Others 10,722 5.82 11,783 7.27 -9.00 Total 184,168 100.00 162,147 100.00 13.58 As at 31 December 2020, the Group’s interest-bearing liabilities included long-term and short-term bank borrowings, bonds payable and super short-term debentures equivalent to RMB87,917 million, representing an increase of 69.49% from RMB51,872 million as at 31 December 2019. The breakdown by currencies is as follows: Unit: RMB million RMB equivalent Currency 2020 2019 Movement (%) USD 375 870 -56.90 SGD 2,466 2,587 -4.68 EUR 2,664 3,073 -13.31 KRW 1,799 1,810 -0.61 JPY 3,162 3,205 -1.34 RMB 77,451 40,327 92.06 Total 87,917 51,872 69.49 As at 31 December 2020, the Group’s interest-bearing liabilities included lease liabilities equivalent to RMB96,251 million, representing a decrease of 12.72% from RMB110,275 million as at 31 December 2019. The breakdown by currencies is as follows: Unit: RMB million RMB equivalent Currency 2020 2019 Movement (%) USD 36,267 45,672 -20.59 SGD 85 392 -78.32 JPY 142 183 -22.40 HKD 346 486 -28.81 RMB 59,353 63,496 -6.52 Others 58 46 26.09 Total 96,251 110,275 -12.72 Interest Rate Fluctuation The Group’s total interest-bearing liabilities (including long-term and short-term bank borrowings, lease liabilities, bonds payable and super short-term debentures) as at 31 December 2020 and 31 December 2019 were equivalent to RMB184,168 million and RMB162,147 million, respectively, of which short-term interest-bearing liabilities accounted for 38.68% and 25.17%, respectively. Both the short-term interest-bearing liabilities and long-term interest-bearing liabilities were affected by fluctuations in current market interest rates. The Group’s interest-bearing liabilities were primarily denominated in USD and RMB. As at 31 December 2020 and 31 December 2019, the Group’s interest-bearing liabilities denominated in USD accounted for 19.90% and 28.70% of total interest-bearing liabilities, respectively, while interest-bearing liabilities denominated in RMB accounted for 74.28% and 64.03% of total interest-bearing liabilities, respectively. Fluctuations in the USD and RMB interest rates have and will continue to have significant impact on the Group’s finance costs. As at 31 December 2020 and 31 December 2019, the outstanding interest rate swap contracts held by the Group amounted to a notional amount of approximately USD690 million and USD888 million, respectively. These contracts will expire between 2021 and 2025.

Review of Operations and Management’s Discussion and Analysis Exchange Rate Fluctuation As at 31 December 2020, the Group’s total interest-bearing liabilities denominated in foreign currencies amounted to RMB47,364 million, of which interest-bearing liabilities denominated in USD accounted for 77.36% of the liabilities. Therefore, a significant fluctuation in exchange rates will subject the Group to significant foreign exchange gain or loss arising from the exchange of foreign currency denominated liabilities, which affects the profitability and development of the Group. The Group typically uses forward foreign currency contracts to reduce the foreign exchange risks for capital expenditures paid in foreign currencies. As at 31 December 2020, the Group’s forward foreign currency contracts have all expired, and there are no outstanding forward foreign currency contracts. As at 31 December 2019, the outstanding forward foreign currency contracts held by the group amounted to a notional amount of approximately USD776 million. In 2020, the Group’s net exchange gains amounted to RMB2,494 million. In 2019, the Group’s net exchange losses amounted to RMB990 million. Fluctuation of Jet Fuel Prices In 2020, the Group used jet fuel forward contracts to deal with the cash flow risks arising from fluctuation of jet fuel prices. The jet fuel forward contracts entered into by the Group are mainly based on the purchase of jet fuel at a fixed transaction price, and are cash flow hedge. As at 31 December 2020, the notional amount of the outstanding jet fuel forward contracts held by the Group was approximately USD252 million, and will expire between 2021 and 2022. As at 31 December 2019, the notional amount of the outstanding jet fuel forward contracts held by the Group was nil. Analysis on Investment 1. Significant equity investments Significant equity investments set out in this section are not the significant investments as described in paragraph 32(4A) of Appendix 16 to the Hong Kong Listing Rules. (1) Investment in securities Closing Percentage book value of total Profit at the end investment and loss of the at the end during the Initial Reporting of the Reporting Stock investment Shareholdings Period Reporting Period Type of securities Stock code abbreviation (RMB) (share) (RMB) Period (%) (RMB) Share 00696 TravelSky 18,503,000 29,055,000 457,286,998 82.83 0 Share 600000 Pudong 122,144,004 9,790,691 94,773,889 17.17 -26,336,959 Development Bank Other securities investments held / / / / / at the end of the Reporting Period Profit and loss on securities investments sold / / / / / during the Reporting Period Total 140,647,004 / 552,060,887 100.00 -26,336,959

Review of Operations and
Management's Discussion and Analysis

(2) **Equity held in unlisted financial enterprises**

Unit: RMB'000

Name of Investee	Initial amount of investment	Number of shares held (shares)	Percentage of equity in the company	Carrying amount at the end of the Reporting Period	Profit or loss during the Reporting Period	Changes in owner's equity during the Reporting Period	Accounting item	Source of share
Eastern Air Group Finance Co., Ltd.	486,902	–	25%	620,379	17,006	-24,427	Long-term equity investment	Investment
Total	486,902	–	25%	620,379	17,006	-24,427	/	/

2. Explanation of changes in assets measured at fair value and major asset measurement attributes

Unit: RMB'000

Item name	Balance at the beginning of the Reporting Period	Balance at the end of the Reporting Period	Changes for the period	Profit for the period
Interest rate swap contracts	17,660	-140,087	-157,747	-3,205
Forward foreign currency contracts	29,691	—	-29,691	-40,687
Jet fuel forward contracts	—	397,710	397,710	1,122
Total	47,351	257,623	210,272	-42,770

3. Analysis on major subsidiaries and affiliates

Unit: RMB million

Name of company	Revenue	Year-on-year increase (%)	Net profit	Year-on-year increase (%)	Total assets	Net assets	Gearing ratio (%)
Eastern Air Jiangsu	4,550	-53.45	-1,163	-477.60	13,201	2,697	79.57
Eastern Air Wuhan	1,650	-65.21	-517	-262.07	7,687	3,248	57.75
Eastern Air Yunnan	6,048	-48.01	-761	-245.23	18,289	6,542	64.23
Shanghai Airlines	5,798	-56.38	-2,063	2,298.84	27,213	-526	101.93
China United Airlines	2,695	-52.36	-393	-159.73	13,884	3,702	73.34
Shanghai Flight Training	757	-15.04	340	-17.27	2,072	1,275	38.47
Eastern Technology	5,977	-28.44	-1,426	-2,842.31	6,456	2,565	60.27
OTT Airlines	175	-57.32	-58	-1,260.00	691	577	16.50

44 China Eastern Airlines Corporation Limited | 2020 Annual Report

Review of Operations and Management’s Discussion and Analysis (1) Eastern Air Jiangsu Eastern Air Jiangsu, a controlled subsidiary of the Company, was established in 1993, with a registered capital of RMB2,000 million. In 2020, Eastern Air Jiangsu recorded revenue of RMB4,550 million, representing a 53.45% decrease from last year. Its net profit amounted to RMB-1,163 million, representing a 477.60% decrease from last year. Passenger traffic volume was 11,058.94 million passenger-kilometres, representing a 41.43% decrease from last year. Number of passengers carried was 7,993,600, representing a 41.43% decrease from last year. As of the end of 2020, Eastern Air Jiangsu operated a total of 68 A320 series aircraft. (2) Eastern Air Wuhan Eastern Air Wuhan, a controlled subsidiary of the Company, was established in 2002, with a registered capital of RMB1,750 million. In 2020, Eastern Air Wuhan recorded revenue of RMB1,650 million, representing a 65.21% decrease from last year. Its net profit amounted to RMB-517 million, representing a 262.07% decrease from last year. Passenger traffic volume was 3,441.93 million passenger-kilometres, representing a 56.35% decrease from last year. Number of passengers carried was 3,201,500, representing a 52.76% decrease from last year. As of the end of 2020, Eastern Air Wuhan operated a total of 32 B737 series aircraft. (3) Eastern Air Yunnan Eastern Air Yunnan, a controlled subsidiary of the Company, was established in 2010, with a registered capital of RMB3,662 million. In 2020, Eastern Air Yunnan recorded revenue of RMB6,048 million, representing 48.01% decrease from last year. Its net profit amounted to RMB-761 million, representing a 245.23% decrease from last year. Passenger traffic volume was 11,945.84 million passenger-kilometres, representing a 39.37% decrease from last year. Number of passengers carried was 9,555,600, representing a 35.09% decrease from last year. As of the end of 2020, Eastern Air Yunnan operated 82 B787-9 and B737 series aircraft in aggregate. (4) Shanghai Airlines Shanghai Airlines, a wholly-owned subsidiary of the Company, was established in 2010, with a registered capital of RMB500 million. In 2020, Shanghai Airlines recorded revenue of RMB5,798 million, representing a 56.38% decrease from last year. Its net profit amounted to RMB-2,063 million, as compared to RMB-86 million last year. Passenger traffic volume was 11,635.08 million passenger-kilometres, representing a 50.39% decrease from last year. Number of passengers carried was 8,313,500, representing a 48.86% decrease from last year. As of the end of 2020, Shanghai Airlines operated 96 B787-9, A330 series and B737 series aircraft in aggregate. (5) China United Airlines China United Airlines, a wholly-owned low-cost airline of the Company, was established in 1984, with a registered capital of RMB1,320 million. In 2020, China United Airlines recorded revenue of RMB2,695 million, representing a 52.36% decrease from last year. Its net profit amounted to RMB-393 million, representing a 159.73% decrease from last year. Passenger traffic volume was 6,751.56 million passenger-kilometres, representing a 40.96% decrease from last year. Number of passengers carried was 5,199,900, representing a 43.33% decrease from last year. As of the end of 2020, China United Airlines operated a total of 53 B737 series aircraft.

Review of Operations and Management’s Discussion and Analysis Pledges on Assets and Contingent Liabilities As at 31 December 2020, the value of the Group’s assets used to secure certain bank loans was RMB26,149 million, and as at 31 December 2019, the value of the Group’s assets used to secure certain bank loans was RMB10,819 million, representing a year-on-year increase of 141.70%. As at 31 December 2020, the Group had no significant contingent liabilities. Capital Expenditure According to the agreements that have been entered into in relation to aircraft and engines, as at 31 December 2020, the Group expected its capital expenditures on aircraft and engines for the next three years to be approximately RMB34,343 million in total, including the expected capital expenditure in 2021 being approximately RMB13,542 million. In 2021, the Group plans to finance through a combination of income from operations, existing bank credit facilities, bank loans, leasing arrangements and other external financing arrangements in order to ensure smooth operation of the Group. Introduction of Aircraft and Related Equipment and Financing Plan: 1. Fund distribution for introduction of aircraft and related equipment during the Reporting Period In 2020, the Group met the needs for the introduction of aircraft and related equipment through operating income, existing bank credit facilities, bank loans, leasing arrangements and other external financing methods. The Group introduced two aircraft through self-purchase, finance lease, operating lease or sale-leaseback. 2. Capital expenditure plan of aircraft and related equipment for the coming three years According to the agreements that have been entered into in relation to aircraft and engines, as at 31 December 2020, the Group expected its capital expenditures for the coming three years on aircraft and engines to be approximately RMB34,343 million in total, including the expected capital expenditure of approximately RMB13,542 million, RMB13,692 million and RMB7,109 million for each year from 2021 to 2023, respectively. The capital requirements of the Group may vary due to factors such as entering into new purchase contracts for aircraft, engines and other flight equipment, amendments to the original contracts and changes in price index. 3. The maintenance policy, expenses and depreciation costs of aircraft during the Reporting Period In 2020, the repair cost of aircraft of the Group was RMB3,451 million and depreciation cost of aircraft, engines and rotable components was RMB19,003 million. Material Asset Impairment The Company has not recorded any material asset impairment during the year. The specific amount of asset impairment has been listed in note 9 to the audited consolidated financial statements. Route Network In 2020, as affected by COVID-19 and related policies, the Group focused on the development of domestic routes, and launched new domestic routes such as Shanghai to Zhangye, Enshi and Pu’er, and Chongqing to Hangzhou, and increased the frequency of flights from Beijing to Shanghai, Xi’an, Guangzhou, Shenzhen, Chengdu, Chongqing and Ningbo. In the future, the Group will strengthen the analysis and judgment of market demand and carefully assess the timing for launch of new routes based on the situation of COVID-19 and the requirements of relevant policies. Human Resources As at 31 December 2020, the Group had 81,157 employees, the majority of whom were located in the PRC. The wages of the Group’s employees generally consisted of basic salaries and performance bonuses. The Group was not involved in any major labour disputes with its employees, nor did it experience any significant turnover of employees or encounter any significant difficulties in recruiting new employees. Total number of staff 81,157 Number of staff of the parent company 45,294 Number of staff of major subsidiaries 35,863 Number of retired staff whose expenses are committed by the parent company and major subsidiaries 8,203

Review of Operations and Management’s Discussion and Analysis Composition of professionals Number of Category of professionals professionals Pilots 8,837 Flight attendants and other aircrew 21,149 Maintenance personnel 13,258 Ground services and others 27,135 Operation control 1,893 Information technology 1,168 Sales and marketing 4,040 Management 3,677 Total 81,157 Education level Category of education level Number of staff Master’s degree and above 2,510 Bachelor’s degree 36,476 Non-degree tertiary 27,328 Others 14,843 Total 81,157 Pilot training conditions and changes In 2020, the Group engaged 119 new captains and 312 new deputy pilots. The annual average flight hours of captains were 582 hours and the annual average flight hours of deputy pilots were 549 hours. Remuneration policies In order to cater for the demand for the Group’s strategic development, the Group improved the structure of its remuneration distribution system, optimised the protection and motivation effect of remuneration, and reasonably protected the legitimate rights of the employees and the Group. According to the Labour Contract Law of the PRC and the relevant laws and regulations, the Group has established the work position and remuneration system, namely the ground crew work position and remuneration system and aircrew work position and remuneration system. The remuneration of ground crew is composed of basic salary, wage for seniority, position-points salary, performance bonuses, allowances and benefits. The remuneration of aircrew is composed of basic salary, flight hour fees, flight benefits and other incentives. Training program Focusing on strategic goals and strategic processes, the Group has formulated talent training plans based on the modern development needs of CEA’s governance system and governance capabilities, improved the multi-tier and multi-form talent training mechanism, and strived to build various platforms for the growth of employees and advocate and encourage employees to grow on their work position to realise the improvement of work ability and self-worth. As affected by COVID-19, the Group adjusted its training programme in a timely manner, developed online training methods, and provided various types of trainings for employees at all levels. Management personnel training The Group has provided special trainings for middle and senior management personnel and training for young management personnel of CEA. The courses cover safety management, compliance management, leadership training and innovative thinking training to enhance the international vision and comprehensive capabilities of management personnel. Core technician training In order to meet the needs for the Group’s global route network and international development, the Group has successively introduced advanced models including A320NEO, A350-900 and B787-9 in recent years, and carried out a full range of trainings for flight, cabin, ground and maintenance personnel to ensure the safe operation of new models. The Group has continuously optimised the Airline Copilot Preparation Course (ACPC), closely connected with the initial training, actively expanded training data source, and strengthened the construction of the flight training data application platform. The Group has continuously

Review of Operations and Management’s Discussion and Analysis improved and developed machine maintenance related training, enhanced the pertinence of on-the-job training, and strengthened the effectiveness of training. The Group has also actively organised vocational skill competitions for pilots and maintenance personnel to improve the job skills and overall quality of employees. Backup talents training The Group is committed to strengthening the establishment of talent team. The Group has opened up the channels for talent growth, accomplishments and success, implemented market-based compensation, established and improved the reserve talent training system with the “Swallow Flies Eagle Wings” programme as the focus and vigorously carried out the establishment of “Captain, Chief Attendant and Section Chief” teams at fundamental level. Enhancement of learning platform Focusing on the Group’s “Internetisation” strategy, the Group has actively promoted the construction of the online learning platform “CEA Easy Learning”, and made full use of the online live broadcast platform to provide employees at different positions with trainings in respect of flight, crew, air support, ground services, leadership development, sales and safety management. Critical Accounting Policies Critical accounting policies are defined as those which reflect significant judgments and uncertainties and potentially result in materially different results under different assumptions and conditions. The Group’s audited consolidated financial statements have been prepared in accordance with IFRSs. The Group’s principal accounting policies are set forth in note 2.4 to our audited consolidated financial statements. IFRSs require the Group to adopt the accounting policies and make estimates that our Directors believe are most appropriate in the circumstances for the purposes of giving a true and fair view of our results and financial position. However, different policies, estimates and assumptions in critical areas could lead to materially different results. The critical accounting estimates and judgments made in the preparation of these financial statements are identified and set forth in note 3 to our audited consolidated financial statements. Taxation The Company is subject to income tax at a rate of 25% (2019: 25%). Our effective income tax rate, however, may be lower than the rate of 25% because certain subsidiaries were incorporated in jurisdictions where the applicable income tax rate is 16.5% or 15% rather than 25%. We had carried forward tax losses of approximately RMB15,310 million as at 31 December 2020 (2019: RMB217 million), which can be used to set off future taxable income between 2021 and 2028. Enterprise Income Tax of Overseas Non-Resident Enterprises In accordance with the relevant tax laws and regulations in the PRC, the Company is obliged to withhold and pay PRC enterprise income tax on behalf of non-resident enterprise shareholders at a tax rate of 10% when the Company distributes any dividends to non-resident enterprise shareholders. As such, any H shares of the Company which are not registered in the name(s) of individual(s) (which, for this purpose, includes shares registered in the name of HKSCC Nominees Limited, other nominees, trustees, or other organisations or groups) shall be deemed to be H shares held by non-resident enterprise shareholder(s), and the PRC enterprise income tax shall be withheld from any dividends payable thereon. Non-resident enterprise shareholders may wish to apply for a tax refund (if any) in accordance with the relevant requirements, such as tax agreements (arrangements), upon receipt of any dividends. Individual Income Tax of Overseas Individual Shareholders In accordance with the relevant tax laws and regulations in the PRC, when non-foreign investment companies of the mainland which are listed in Hong Kong distribute dividends to their shareholders, the individual shareholders in general will be subject to a withholding tax rate of 10% without making any application for the entitlement for the abovementioned tax rate. However, the Company is a foreign investment company and, as confirmed by the relevant tax authorities, according to the Circular on Certain Issues Concerning the Policies of Individual Income Tax (Cai Shui Zi [1994] No. 020) (《關於個人所得稅若干政策問題的通知》(財稅字[1994]020號)) promulgated by the Ministry of Finance and the State Administration of Taxation on 13 May 1994, overseas individuals are, as an interim measure, exempted from the PRC individual income tax for dividends or bonuses received from foreign investment enterprises.

Report of the Directors The Board is pleased to present the audited financial report of the Group for the year ended 31 December 2020. Group Results Further discussion and analysis on the business of the Group for the year ended 31 December 2020, including a fair review of the business of the Group, description of the principal risks and uncertainties facing the Group and highlight of the Group’s business development in the future, are set out in Chairman’s Statement from page 20 to 27 and Review of Operations and Management’s Discussion and Analysis from page 30 to 48 of this annual report. The results of the Group for the year ended 31 December 2020 and the financial position of the Company and the Group as at that date, prepared in accordance with IFRSs and PRC Accounting Standards, are set out in the financial statements. The geographical analysis of the Group’s revenue from its business is as follows: Revenue PRC Accounting Standards IFRSs RMB million RMB million Domestic 45,391 45,479 Regional (Hong Kong, Macau and Taiwan) 489 489 International 12,759 12,759 Total 58,639 58,727 Dividend On 30 March 2021, the Board considered and approved the 2020 profit distribution proposal in the second regular meeting in 2021, and recommended the Company not to distribute profit for 2020. The independent non-executive directors of the Company consider that the Company’s 2020 profit distribution proposal is in line with the objective situation of the Company, that the consideration procedures are legal and valid, and that the proposal is in line with the Company Law, the Securities Law, relevant laws and regulations of the CSRC and the Shanghai Stock Exchange and the relevant provisions of the Articles. The proposal does not damage the interests of investors, especially the interests of small and medium shareholders. The independent non-executive directors of the Company agreed to submit the 2020 profit distribution proposal to the 2020 annual general meeting of the Company for consideration. The aforesaid profit distribution proposal is subject to consideration and approval by the shareholders of the Company at the 2020 annual general meeting of the Company. Dividend Policy The Company has formulated a comprehensive dividend policy and will implement it in accordance with the Articles and applicable laws and regulations.

Report of the Directors

Pursuant to the Articles, the Company may distribute dividends by way of cash, shares, a combination of cash and shares, or in other reasonable manner in compliance with laws and regulations. Following the end of each fiscal year, the Board shall review the profit distribution plan and submit it to the general meeting for voting. If the profit distribution plan is approved at the general meeting, the Board shall complete the distribution within two months after the general meeting. Unless otherwise decided by the general meeting, the general meeting shall authorise the Board to distribute interim dividends.

Proposal and implementation of cash dividends distribution by the Company shall be subject to the following conditions: (1) the Company records a profit for the year, and the auditor issues an unqualified audited report on the Company's financial statements for that particular year; (2) the distributable profit (i.e. the after-tax profit of the Company after making up for losses, allocation to the statutory common reserve fund and discretionary common reserve fund) realised by the Company for the year is positive in value; (3) the Company has sufficient cash flow, and distribution of cash dividends will not affect the Company's normal operation and sustainable development. Provided that the Company is in good operating condition and has sufficient cash flow to meet the needs for its normal operation and sustainable development, the Company will proactively distribute cash dividends in return to its shareholders, and the accumulated profit distribution made in cash by the Company in the latest three years shall not be less than 30% of the average annual distributable profit attributable to the owners of the parent company in the consolidated statements in the latest three years. In the event that the said payout ratio of cash dividends cannot be met due to special reasons, the Board may adjust the payout ratio of dividends according to actual circumstances and state the reasons therefor.

For further details of the Company's dividend policy, please refer to Chapter 16: Financial and Accounting Systems and Profit Distribution of the Articles.

Share Capital

As at 31 December 2020, the share structure of the Company is set out as follows:

		Total number of shares	Approximate percentage in shareholding (%)
I	**A shares**	**11,202,731,426**	**68.39**
	1. Listed shares with trading moratorium	1,394,245,744	8.51
	2. Listed shares without trading moratorium	9,808,485,682	59.88
II	**H Shares**	**5,176,777,777**	**31.61**
	1. Listed shares with trading moratorium	517,677,777	3.16
	2. Listed shares without trading moratorium	4,659,100,000	28.45
III	**Total number of shares**	**16,379,509,203**	**100.00**

Note:

As at 31 December 2020, the total number of A shares of the Company amounted to 11,202,731,426 shares, among which, listed shares with trading moratorium amounted to 1,394,245,744 shares (among which, 273,972,602 shares were held by China Structural Reform Fund Corporation Limited; 1,120,273,142 shares were held by Juneyao Group, Juneyao Airlines, a non-wholly-owned subsidiary of Juneyao Group, and Shanghai Jidaohang Enterprise Management Company Limited, a wholly-owned subsidiary of Juneyao Airlines), and listed shares without trading moratorium amounted to 9,808,485,682 shares. The total number of H shares of the Company amounted to 5,176,777,777 shares, among which, listed shares with trading moratorium amounted to 517,677,777 shares (which were held by Juneyao Hong Kong, a wholly-owned subsidiary of Juneyao Airlines), and listed shares without trading moratorium amounted to 4,659,100,000 shares. The total number of shares issued by the Company amounted to 16,379,509,203 shares.

50 China Eastern Airlines Corporation Limited | 2020 Annual Report

Report of the Directors

Number of Shareholders

As at 31 December 2020, the total number of registered shareholders of the Company was 212,408.

Substantial Shareholders

So far as the Directors are aware, as at 31 December 2020, the following persons (other than the Directors, Supervisors and chief executive of the Company) had interests or short positions in the shares and/or underlying shares of the Company which were required to be disclosed under the provisions of Divisions 2 and 3 of Part XV of the SFO, or which were recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO, or as otherwise notified to the Company and the Hong Kong Stock Exchange:

Name of substantial shareholder	Class of shares	Number of shares held	Capacity	Percentage in the relevant class of issued shares	Percentage in total issued shares
CEA Holding	A shares	5,072,922,927(L)Note 2	Beneficial owner	45.28%(L)	30.97%(L)
		457,317,073(L)Note 2	Interests of controlled corporation	4.08%(L)	2.79%(L)
	H shares	2,626,240,000(L)Note 3	Interests of controlled corporation	50.73%(L)	16.03%(L)
CES Global	H shares	2,626,240,000(L)Note 3	Beneficial owner	50.73%(L)	16.03%(L)
Juneyao Group	A shares	311,831,909(L)Note 4	Beneficial owner	2.78%(L)	1.90%(L)
		808,441,233(L)Note 4	Interests of controlled corporation	7.22%(L)	4.94%(L)
	H shares	558,769,777(L)Note 5	Interests of controlled corporation	10.79%(L)	3.41%(L)
Juneyao Airlines	A shares	219,400,137(L)Note 4	Beneficial owner	1.96%(L)	1.34%(L)
		589,041,096(L)Note 4	Interests of controlled corporation	5.26%(L)	3.60%(L)
		311,831,909(L)Note 4	Others	2.78%(L)	1.90%(L)
	H shares	12,000,000(L)Note 5	Beneficial owner	0.23%(L)	0.07%(L)
		546,769,777(L)Note 5	Interests of controlled corporation	10.56%(L)	3.34%(L)
Juneyao Hong Kong	H shares	546,769,777(L)Note 5	Beneficial owner	10.56%(L)	3.34%(L)
Shanghai Jidaohang	A shares	589,041,096(L)Note 4	Beneficial owner	5.26%(L)	3.60%(L)
Wang Junjin	A shares	1,120,273,142(L)Note 4	Interests of controlled corporation	10%(L)	6.84%(L)
	H shares	558,769,777(L)Note 5	Interests of controlled corporation	10.79%(L)	3.41%(L)
Wang Han	A shares	1,120,273,142(L)Note 4	Interests of controlled corporation	10%(L)	6.84%(L)
	H shares	558,769,777(L)Note 5	Interests of controlled corporation	10.79%(L)	3.41%(L)
Ye Jinqi	A shares	1,120,273,142(L)Note 4	Interests of spouse	10%(L)	6.84%(L)
	H shares	558,769,777(L)Note 5	Interests of spouse	10.79%(L)	3.41%(L)

Notes:

1. The letter (L) denotes a long position. The data disclosed above is mainly based on the information provided on the website of the Hong Kong Stock Exchange (www.hkexnews.hk).

2. 5,072,922,927 A shares were held directly by CEA Holding; and 457,317,073 A shares were held directly by CES Finance, which in turn was entirely held by CEA Holding. Therefore, CEA Holding is deemed to be interested in the 457,317,073 A shares held directly by CES Finance.

3. CES Global directly held 2,626,240,000 H shares in the capacity of beneficial owner through HKSCC, and CEA Holding indirectly owned the entire interests of CES Global through CES Finance. Therefore, CEA Holding is deemed to be interested in the 2,626,240,000 H shares held directly by CES Global.

   As at 31 December 2020, CES Global had pledged 1,450,000,000 H shares. For details, please refer to the announcement of the Company published on the website of the Hong Kong Stock Exchange on 30 August 2018.

51

Report of the Directors

4. 311,831,909 A shares were held directly by Juneyao Group; 219,400,137 A shares were held directly by Juneyao Airlines; and 589,041,096 A shares were held directly by Shanghai Jidaohang. Each of Mr. Wang Han and Mr. Wang Junjin were interested in 35.63% and 71.77% of shares of Juneyao Group respectively; Juneyao Group is the controlling shareholder of Juneyao Airlines; and Juneyao Airlines owned the entire equity interests of Shanghai Jidaohang. Ms. Ye Jinqi is the spouse of Mr. Wang Junjin. Therefore, Juneyao Group is deemed to be interested in 219,400,137 A shares and 589,041,096 A shares held by Juneyao Airlines and Shanghai Jidaohang, respectively; Juneyao Airlines is deemed to be interested in 589,041,096 A shares held directly by Shanghai Jidaohang; Mr. Wang Han and Mr. Wang Junjin are deemed to be interested in 311,831,909 A shares, 219,400,137 A shares and 589,041,096 A shares held directly by Juneyao Group, Juneyao Airlines and Shanghai Jidaohang, respectively; and Ms. Ye Jinqi is deemed to be interested in 1,120,273,142 H shares held indirectly by Mr. Wang Junjin.

   On 29 October 2019, Juneyao Group and Juneyao Airlines signed a Voting Rights Proxy Agreement to delegate the voting rights of 311,831,909 A shares held directly by Juneyao Group to Juneyao Airlines. Therefore, Juneyao Airlines is also deemed to be interested in the 311,831,909 A shares held directly by Juneyao Group.

   As at 31 December 2020, Juneyao Group had pledged 311,831,909 A shares. For details, please refer to the announcement of the Company published on the website of the Hong Kong Stock Exchange on 20 October 2020.

5. Juneyao Airlines directly held 12,000,000 H shares; and Juneyao Hong Kong directly held 546,769,777 H shares in the capacity of beneficial owner through HKSCC. Each of Mr. Wang Han and Mr. Wang Junjin were interested in 35.63% and 71.77% of shares of Juneyao Group respectively; Juneyao Group is the controlling shareholder of Juneyao Airlines; and Juneyao Airlines owned the entire equity interests of Juneyao Hong Kong. Ms. Ye Jinqi is the spouse of Mr. Wang Junjin. Therefore, Juneyao Group, Mr. Wang Han and Mr. Wang Junjin are deemed to be interested in 12,000,000 H shares and 546,769,777 H shares held directly by Juneyao Airlines and Juneyao Hong Kong; Juneyao Airlines is deemed to be interested in 546,769,777 H shares held directly by Juneyao Hong Kong; and Ms. Ye Jinqi is deemed to be interested in 558,769,777 H shares held indirectly by Mr. Wang Junjin.

   As at 31 December 2020, Juneyao Hong Kong had pledged 232,000,000 H shares. For details, please refer to the announcement of the Company published on the website of the Hong Kong Stock Exchange on 12 September 2019.

Shareholders who are interested in 5% or more of any class of voting shares in the Company are obliged to disclose their interests, and short positions, in voting shares of the Company when (but not limited to) there is any change in the percentage of their respective share interests or the nature of their interests pursuant to the SFO.

According to the relevant disclosure requirements laid down by the CSRC, as at the end of the Reporting Period, the 10 largest registered shareholders, the 10 largest registered shareholders of shares without trading moratorium and the 10 largest registered shareholders of shares with trading moratorium on the register of members of the Company and their respective shareholdings are as follows:

Shareholdings of top ten shareholders

Name of shareholders	Nature of shareholders	Percentage (%)	Shareholding as at the end of the Reporting Period	Increase/ (decrease) in shareholding during the Reporting Period	Shares subject to trading moratorium held	Charged or locked-up shares
China Eastern Air Holding Company Limited	State-owned legal person	30.97%	5,072,922,927	0	–	Nil
HKSCC NOMINEES LIMITED	Overseas legal person	28.70%	4,701,312,905	-314,050	517,677,777	Unknown
Shanghai Jidaohang Enterprise Management Company Limited	Domestic non-state-owned legal person	3.60%	589,041,096	0	589,041,096	Nil
China National Aviation Fuel Holding Company	State-owned legal person	3.07%	502,767,895	0	–	Nil
DELTA AIR LINES INC	Overseas legal person	2.84%	465,910,000	0	–	Nil
Shanghai Licheng Information Technology Consulting Co., Limited	Domestic non-state-owned legal person	2.84%	465,838,509	0	–	charged 465,838,509
CES Finance Holding Co. Ltd.	State-owned legal person	2.79%	457,317,073	0	–	Nil
China Securities Finance Corporation Limited	State-owned legal person	2.62%	429,673,382	0	–	Nil
Shanghai Juneyao (Group) Co., Ltd.	Domestic non-state-owned legal person	1.90%	311,831,909	0	311,831,909	charged 311,831,909
China Structural Reform Fund Corporation Limited	State-owned legal person	1.67%	273,972,602	0	273,972,602	Nil

52 China Eastern Airlines Corporation Limited | 2020 Annual Report

Report of the Directors

Shareholdings of top ten shareholders without trading moratorium

Name of shareholders	Shareholding of shares without trading moratorium	Type of shares held and shareholding: Type of shares held	Shareholding
China Eastern Air Holding Company Limited	5,072,922,927	RMB-denominated ordinary shares	5,072,922,927
HKSCC NOMINEES LIMITED	4,183,635,128	Overseas listed foreign shares	4,183,635,128
China National Aviation Fuel Holding Company	502,767,895	RMB-denominated ordinary shares	502,767,895
DELTA AIR LINES INC	465,910,000	Overseas listed foreign shares	465,910,000
Shanghai Licheng Information Technology Consulting Co., Limited	465,838,509	RMB-denominated ordinary shares	465,838,509
CES Finance Holding Co. Ltd.	457,317,073	RMB-denominated ordinary shares	457,317,073
China Securities Finance Corporation Limited	429,673,382	RMB-denominated ordinary shares	429,673,382
China COSCO Shipping Corporation Limited	232,919,254	RMB-denominated ordinary shares	232,919,254
Hong Kong Securities Clearing Company Ltd.	130,253,124	RMB-denominated ordinary shares	130,253,124
Central Huijin Asset Management Co., Ltd.	70,984,100	RMB-denominated ordinary shares	70,984,100
Description of any related party or concert party relationship among the above shareholders	CES Finance is 100% held by CEA Holding. Among the 4,701,312,905 shares held by HKSCC NOMINEES LIMITED, 2,626,240,000 shares were held by CES Global in the capacity of beneficial owner. CES Global was 100% held by CEA Holding. Juneyao Group is the controlling shareholder of Juneyao Airlines. Among the 4,701,312,905 shares held by HKSCC NOMINEES LIMITED, 517,677,777 shares were held by Juneyao Hong Kong in the capacity of beneficial owner. Juneyao Hong Kong was 100% held by Juneyao Airlines. The Company is not aware of any related party or concert party relationship among other top ten shareholders without trading moratorium.		

As at the end of the Reporting Period, CES Global has pledged 1,450 million H shares of the Company.

53

Report of the Directors Shareholdings of top ten shareholders with trading moratorium Trading details of shares with Shareholding trading moratorium of shares Number of shares with trading Date for listing newly available for Specific trading No. Name of Shareholders moratorium and trading listing and trading moratorium 1 Shanghai Jidaohang Enterprise 589,041,096 30 August 2022 589,041,096 Non-public issue, Management Company Limited lock-up period of 36 months 2 Shanghai Juneyao Airline 517,677,777 29 August 2022 517,677,777 Non-public issue, Hong Kong Limited lock-up period of 36 months 3 Shanghai Juneyao (Group) Co., Ltd. 311,831,909 30 August 2022 311,831,909 Non-public issue, lock-up period of 36 months 4 China Structural Reform Fund 273,972,602 30 August 2022 273,972,602 Non-public issue, Corporation Limited lock-up period of 36 months 5 Juneyao Airlines Co., Ltd 219,400,137 30 August 2022 219,400,137 Non-public issue, lock-up period of 36 months Juneyao Airlines is a holding subsidiary of Juneyao Group; Juneyao Hong Kong and Description of any related party or Shanghai Jidaohang are wholly-owned subsidiaries of Juneyao Airlines; Juneyao Group, concert party relationship among the Juneyao Airlines, Juneyao Hong Kong and Shanghai Jidaohang are parties acting in above shareholders concert and hold approximately 10.25% of the shares of the Company. As at the end of the Reporting Period, Shanghai Juneyao Airline Hong Kong Limited has pledged 232 million H shares of the Company.

Report of the Directors Controlling Shareholder and De Facto Controller (I) Controlling shareholder Name China Eastern Air Holding Company Limited Person in charge or legal representative Liu Shaoyong Date of establishment 3 August 2002 Principal business Managing all the state-owned assets and equity interest formed and invested by the state in group company and its invested enterprises Details of controlling interests and investments in Nil other domestic and foreign listed companies during the Reporting Period (II) De facto controller State-owned Assets Supervision and Administration Commission Name of the State Council Person in charge or legal representative Hao Peng (III) The graph of shareholding and control relationship between the Company, the de facto controller and the controlling shareholder State-owned Assets 30.97% China Eastern Air (A Shares) Supervision and 68.42% Holding Company Limited Administration Commission of the State Council 100% China Life Investment 11.21% Holding Company 2.79% China Limited Eastern CES Finance (A Shares) Airlines Holding Co., Limited Shanghai Jiushi 10.19% Corporation (Group) Co., Ltd. Limited China Reform Asset 5.09% 100% Management. Co., Ltd. China National Travel CES Global Holdings (H16 Shares) .03% 5.09% Service Group (Hong Kong) Limited

Report of the Directors Purchase, Sale or Redemption of Securities During the year ended 31 December 2020, neither the Company nor its subsidiaries purchased, sold or redeemed any of its listed Securities (“Securities”, having the meaning ascribed thereto under Section 1 of Appendix 16 to the Listing Rules). Significant Differences between the Corporate Governance Practices of the Company’s Home Jurisdiction and the Corporate Governance Practices required to be followed by U.S. Companies under the New York Stock Exchange’s Listing Standards As a company incorporated in the PRC and listed on the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the New York Stock Exchange (the “NYSE”), the Company is subject to not only applicable PRC laws and regulations, including the PRC Company Law, the PRC Securities Law, the Corporate Governance Standards for Listed Companies and the Guidance Opinions regarding the Establishment of the Independent Director System in Listed Companies (the “Independent Director Guidance”), but also Hong Kong laws and regulations, including the Listing Rules, the Companies Ordinance and the SFO, as well as applicable U.S. federal securities laws and regulations, including the U.S. Securities Exchange Act of 1934, as amended, and the Sarbanes-Oxley Act of 2002. Based on NYSE’s listing standards, the NYSE imposes a series of corporate governance standards for companies listed on the NYSE. However, the NYSE permits foreign private issuers to follow their respective “home country” practices and grants waivers for compliance with certain corporate governance standards. One of the conditions for such waiver is for the foreign private issuer to disclose in its annual report how the corporate governance practices in its “home country” differ from those required of U.S. companies under the NYSE’s listing standards. In accordance with the requirements of Section 303A.11 of the NYSE Listed Company Manual, the following is a summary of the significant differences between the Company’s corporate governance practices and those required to be followed by U.S. companies under the NYSE’s listing standards: Section 303A.01 of the NYSE Listed Company Manual provides that the board of directors of listed companies must have a majority of independent directors. As a company listed in the PRC, the Company is subject to the requirement under the Independent Director Guidance that at least one-third of the board of directors be independent as determined thereunder. As a company listed in Hong Kong, the Company is also subject to the requirement under the Listing Rules that at least three members of the board of directors shall be independent, and at least one of whom must have appropriate professional qualifications or accounting or related financial management expertise. As at 31 December 2020, the Company currently has three independent Directors out of a total of seven Directors. The standards for establishing independence set forth under either the Independent Director Guidance or the Listing Rules differ from those set forth in the NYSE Listed Company Manual. Section 303A.03 of the NYSE Listed Company Manual provides that listed companies must schedule regular executive sessions in which non-management directors meet without management participation. The Company is not required under the applicable PRC laws and Hong Kong laws to hold such executive sessions. Section 303A.04 of the NYSE Listed Company Manual provides that listed companies must have a nominating/corporate governance committee composed entirely of independent directors. Under the PRC laws and the applicable listing rules in the PRC, a majority of the members of the nomination committee must be independent directors. Section 303A.04 of the NYSE Listed Company Manual also provides that the nominating/corporate governance committee must have a written charter that addresses the committee’s purpose and responsibilities, and an annual performance evaluation of the committee. Listed companies must also post the committee charter on their company website and provide the website address in their annual report. The establishment of the Nomination Committee was considered and resolved and its charter was passed at the third regular meeting of the fifth session of the Board held on 28 April 2009.

Report of the Directors The merging of the Nomination Committee and the Remuneration and Appraisal Committee into the Nomination and Remuneration Committee was agreed at the 36th ordinary meeting of the fifth session of the Board held on 19 March 2010 and the “Working Rules of the Nomination and Remuneration Committee” was passed. The Nomination and Remuneration Committee consists of three members, two of which are independent non-executive Directors of the Company. The “Working Rules of the Nomination and Remuneration Committee” is published on the Company’s website. Section 303A.05 of the NYSE Listed Company Manual provides that listed companies must have a compensation committee composed entirely of independent directors. In addition, compensation committee members must satisfy the independence requirements specific to compensation committee membership set forth in Section 303A.02(a)(ii). The factors to be considered for independence include whether the committee member receives any consulting, advisory or other compensatory fees from the company and whether such director is affiliated with the listed company or its subsidiary. Under the PRC laws and the applicable listing rules in the PRC, a majority of the members of the remuneration committee must be independent directors. As above, the Nomination and Remuneration Committee of the Company is composed of two independent non-executive Directors and one Director. Sections 303A.06 and 303A.07 of the NYSE Listed Company Manual provides that listed companies must have an audit committee composed entirely of independent directors. In addition, audit committee members must satisfy the independence requirements set forth in Section 303A.02(a)(ii). The factors to be considered for independence include whether the committee member receives any consulting, advisory or other compensatory fees from the company and whether such director is affiliated with the listed company or its subsidiary. Under the PRC laws and the applicable listing rules in the PRC, a majority of the members of the audit committee must be independent directors. As above, the Audit and Risk Management Committee of the Company is composed of three independent non-executive Directors. Section 303A.10 of the NYSE Listed Company Manual provides that listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees. As required under the Sarbanes-Oxley Act of 2002, the Company has adopted a code of ethics that is applicable to the Company’s Directors, Supervisors, President, Chief Financial Officer and other members of senior management. Pre-emptive Rights Under the Articles and the laws of the PRC, no pre-emptive right exists, which requires the Company to offer new shares to its existing Shareholders on a pro rata basis. Sufficiency of Public Float Based on information that is publicly available to the Company and within the knowledge of the Directors, as at the latest practicable date prior to the issue of this annual report, the Directors believe that the Company has at all times during the year ended 31 December 2020 maintained the relevant applicable minimum percentage of listed securities as prescribed by Rule 8.08(1)(a) of the Listing Rules.

Report of the Directors Shareholdings and Remuneration of Incumbent and Resigned Directors, Supervisors and Senior Management during the Reporting Period Shares held Increase/ Actual Whether at the Shares held (decrease) in amount remuneration Effective Expiry beginning at the end shareholding received Remuneration is received date of date of of the year of the year during the in 2020 in 2019 from related Name Position Sex Age appointment appointment (shares) (shares) year (RMB10,000) (RMB10,000) parties Liu Shaoyong* Chairman Male 62 31 December 2019 31 December 2022 — — — — — Yes Li Yangmin* Vice Chairman, President Male 57 31 December 2019 31 December 2022 3,960 3,960 — — — Yes Note 2 Note 2 (A shares) (A shares) Tang Bing* Director Male 54 31 December 2019 31 December 2022 — — — — — Yes Shao Ruiqing Independent Director Male 63 31 December 2019 31 December 2022 — — — 20 — No Cai Hongping Independent Director Male 66 31 December 2019 31 December 2022 — — — 20 — No Dong Xuebo Independent Director Male 67 31 December 2019 31 December 2022 — — — 6 — No Jiang Jiang Employee representative Male 56 28 December 2020 31 December 2022 — — — 138.81 97.30 No Director Vice President 31 December 2019 18 January 2021 — — — Guo Lijun Chairman of the Male 49 29 March 2021 31 December 2022 — — — — — No Supervisory Committee Fang Zhaoya* Supervisor Male 52 31 December 2019 31 December 2022 — — — — — Yes Zhou Huaxin Employee representative Male 50 10 December 2020 31 December 2022 — — — 4.66 — No Supervisor Xi Sheng* Chairman of the Male 58 31 December 2019 18 January 2021 — — — — — Yes Supervisory Committee Vice President 18 January 2021 31 December 2022 — — — Zhou Qimin Chief Financial Officer Male 53 28 August 2020 31 December 2022 — — — — — Yes Vice President 18 January 2021 31 December 2022 — — — Feng Dehua Vice President Male 55 31 December 2019 31 December 2022 — — Yes Cheng Guowei* Vice President Male 51 15 January 2020 31 December 2022 — — — — — Yes Liu Tiexiang Vice President Male 55 29 April 2020 31 December 2022 — — — — — Yes Wang Jian Board Secretary Male 47 31 December 2019 31 December 2022 — — — 56.59 90.00 No

Report of the Directors

Name	Position	Sex	Age	Effective date of appointment	Expiry date of appointment	Shares held at the beginning of the year (shares)	Shares held at the end of the year (shares)	Increase/ (decrease) in shareholding during the year	Actual amount received in 2020 (RMB10,000)	Remuneration in 2019 (RMB10,000)	Whether remuneration is received from related parties
Resigned											
Wang Junjin	Director	Male	52	31 December 2019	30 December 2020	1,120,273,142 Note 3 (A shares) 529,677,777 (H shares)	1,120,273,142 Note 3 (A shares) 558,769,777 Note 4 (H shares)	–	–	–	Yes
Lin Wanli	Independent Director	Male	59	31 December 2019	28 December 2020	–	–	–	–	–	No
Yuan Jun*	Employee representative Director	Male	60	31 December 2019	28 December 2020	–	_	–	–	–	Yes
Gao Feng	Employee representative Supervisor	Male	57	31 December 2019	10 December 2020	–	–	–	55.95	–	No
Wu Yongliang*	Vice President, Chief Financial Officer	Male	57	31 December 2019	28 August 2020	3,696 Note 5 (A shares)	3,696 Note 5 (A shares)	–	–	–	Yes
Total	/	/	/	/	/	**1,120,280,798 (A shares) 529,677,777 (H shares)**	**1,120,280,798 (A shares) 558,769,777 (H shares)**	**0**	**302.01**	**187.30**	/

Note 1: * Such Director or Supervisor received emoluments from CEA Holding, the parent company, in respect of their directorship or senior management positions in the Company and its subsidiaries.

Note 2: Mr. Li Yangmin directly held 3,960 A shares in the capacity of beneficial owner.

Note 3: Among those A shares, Juneyao Group, Juneyao Airlines and Shanghai Jidaohang directly held 311,831,909 A shares, 219,400,137 A shares and 589,041,096 A shares, respectively. Mr. Wang Junjin is interested in 71.77% of the shares of Juneyao Group, which is the controlling shareholder of Juneyao Airlines. Juneyao Airlines held the entire interests of Shanghai Jidaohang. Therefore, Mr. Wang Junjin is deemed to be interested in 311,831,909 A shares, 219,400,137 A shares and 589,041,096 A shares directly held by Juneyao Group, Juneyao Airlines and Shanghai Jidaohang, respectively.

Note 4: Among those H shares, Juneyao Airlines directly held 12,000,000 H shares. Juneyao Hong Kong directly held 546,769,777 H shares in the capacity of beneficial owner through HKSCC. Mr. Wang Junjin is interested in 71.77% of the shares of Juneyao Group, which is the controlling shareholder of Juneyao Airlines. Juneyao Airlines held the entire interests of Shanghai Jidaohang. Therefore, Mr. Wang Junjin is deemed to be interested in 12,000,000 H shares and 546,769,777 H shares directly held by Juneyao Airlines and Juneyao Hong Kong, respectively.

Note 5: Mr. Wu Yongliang directly held 3,696 A shares in the capacity of beneficial owner.

The Company confirmed that, none of the Director has waived or agreed to waive any emolument.

59

Report of the Directors Mr. Liu Shaoyong is currently the Chairman and party secretary of the Company and Chairman and party secretary of CEA Holding. Mr. Liu joined the civil aviation industry in 1978 and was appointed as vice president of China General Aviation Corporation, deputy director of Shanxi Provincial Civil Aviation Administration of the PRC, general manager of the Shanxi Branch of the Company, and director general of Flight Standard Department of the CAAC. Mr. Liu served as President of the Company from December 2000 to October 2002, vice minister of the CAAC from October 2002 to August 2004, president of China Southern Air Holding Company from August 2004 to December 2008, and chairman of China Southern Airlines Co., Limited from November 2004 to December 2008. Mr. Liu served as president and vice party secretary of CEA Holding from December 2008 to December 2016, and has become the Chairman of the Company since February 2009. He has served as the Chairman and party secretary of CEA Holding since December 2016 and the party secretary of the Company since December 2017. Mr. Liu is also currently a member of the 13th National Committee of the Chinese People’s Political Consultative Conference, a council member of International Air Transport Association, and the vice chairman of International Advisory Board of School of Management, Fudan University. Mr. Liu graduated from the China Civil Aviation Flight College and obtained a Master of Business Administration degree from Tsinghua University. He holds the title of commanding (senior) pilot. Mr. Li Yangmin is currently the Vice Chairman, President and vice party secretary of the Company, and a director, the president and vice party secretary of CEA Holding. Mr. Li joined the civil aviation industry in 1985. He was previously deputy general manager of the aircraft maintenance base and the manager of air route department (航線部) of Northwest Company (西北航空公司), general manager of the aircraft maintenance base of China Eastern Air Northwest Branch Company and vice president of China Eastern Air Northwest Branch Company. From October 2005 to March 2019, he was also a vice president of the Company. He served as the Safety Director of the Company from July 2010 to November 2012. He has become a party member of CEA Holding since May 2011. He was a Director of the Company from June 2011 to August 2018 and served as the party secretary of the Company from June 2011 to December 2017. He has served as a vice party secretary of CEA Holding since August 2016 and was a vice president of CEA Holding from August 2016 to February 2019. Since December 2017, he has served as a vice party secretary of the Company. He has served as a director and the president of CEA Holding since February 2019 and the President of the Company since March 2019. He has served as the Vice Chairman of the Company since May 2019 and vice president of China Association for Public Companies since August 2019. Since November 2019, he has served as a director of Juneyao Airlines Co., Ltd. Mr. Li graduated from the Civil Aviation University of China and Northwestern Polytechnical University and obtained an Executive Master of Business Administration degree from Fudan University. He is also a qualified professor-level senior engineer. Mr. Tang Bing is currently a Director and vice party secretary of the Company and a director and vice party secretary of CEA Holding. Mr. Tang joined the civil aviation industry in 1993. He served as vice executive president (general manager representing Chinese shareholder) of 珠海摩天宇發動機維修有限公司 (MTU Maintenance Zhuhai Co., Limited), office director of China Southern Airlines Holding Company and president of 重慶航空有限公司 (Chongqing Airlines Company Limited). From December 2007 to May 2009, he served as chief engineer and general manager of the Aircraft Engineering Department of China Southern Airlines Company Limited. From May 2009 to February 2010, he was appointed as president of the Beijing Branch of the Company and was the president of Shanghai Airlines Co., Limited from February 2010 to December 2011. He served as the chairman and executive director of Shanghai Airlines Co., Limited from January 2012 to January 2018 and a vice president of the Company from February 2010 to March 2019. He was appointed a party member of CEA Holding in May 2011. He served as a Director of the Company from June 2012 to August 2018 and a vice president of CEA Holding from December 2016 to February 2019. He has served as a director and vice party secretary of CEA Holding since February 2019, a vice party secretary of the Company since March 2019 and a Director of the Company since May 2019. Mr. Tang graduated from Nanjing University of Aeronautics and Astronautics majoring in electrical technology. He obtained a Master of Business Administration degree from the Administration Institute of Sun Yatsen University, an Executive Master of Business Administration degree from the School of Economics and Management of Tsinghua University and a doctoral degree in national economics from the Graduate School of Chinese Academy of Social Sciences. He is also a qualified senior engineer.

Report of the Directors Mr. Shao Ruiqing is currently an independent Director of the Company. Mr. Shao currently serves as a professor in accounting and a PhD supervisor at the Shanghai Lixin University of Commerce. Mr. Shao served as the deputy dean and dean of the School of Economics and Management of Shanghai Maritime University and the deputy dean of Shanghai Lixin University of Commerce. Mr. Shao was awarded the special allowance by the State Council of the PRC in 1995. He is currently consultant professional of the Committee for Accounting Standards of the Ministry of Finance, the deputy head of Accounting Society of China, a consultative committee member of the Ministry of Transport, as an expert in finance and accounting, and the deputy head of China Association of Communications Accountancy. Mr. Shao successively graduated from Shanghai Maritime University, Shanghai University of Finance and Economics and Tongji University with a bachelor’s degree in economics, and master’s and doctoral degrees in management. Mr. Shao spent two and a half years studying and being a senior visiting scholar in the U.K. and Australia. Mr. Shao has served as an independent Director of the Company since June 2015. Mr. Shao is also an independent director of China Everbright Bank Co., Ltd, Shanghai International Port (Group) Co., Ltd, Huayu Automotive Systems Company Limited and Tibet Urban Development and Investment Co., Ltd. Mr. Cai Hongping is currently an independent Director of the Company. Mr. Cai currently serves as the chairman of AGIC Capital. He is a resident of Hong Kong, special administrative region of China. He worked for Sinopec Shanghai Petrochemical Company Limited (“Sinopec Shanghai”) from 1987 to 1993. He participated in the listing of Sinopec Shanghai in Hong Kong and the United States (the first company of the PRC to be listed in the stock exchanges of Hong Kong and the United States) and is one of the founders of H shares in the PRC. From 1992 to 1996, he acted as a member of the Overseas Listing Team for Chinese Enterprises under the Restructuring Committee of the State Council and the chairman of the Joint Committee of Board Secretaries for H Share Companies in the PRC. He served as a joint director of the investment banking division of Peregrine Investments Holdings Limited in Asia from 1996 to 2006, chairman of the investment banking division of UBS AG in Asia from 2006 to 2010 and chairman of Deutsche Bank in the Asia Pacific region from 2010 to 2015, and has served as the chairman of AGIC Capital since February 2015. Since June 2016, Mr. Cai has served as an independent Director of the Company. Mr. Cai is also an independent director of COSCO SHIPPING Development Co., Ltd., Shanghai Pudong Development Bank Co., Ltd and BYD Company Limited and an external director of China National Machinery Industry Corporation. Mr. Cai graduated from Fudan University, majoring in mass communications. Mr. Dong Xuebo is currently an independent Director of the Company. Mr. Dong served as the deputy mayor of Luoyang City, Henan Province, deputy director of the comprehensive planning department and director of the comprehensive programming department of the Ministry of Transport, assistant to the president of China Merchants Group, general manager of Huajian Transportation Economic Development Center, assistant to the president of China Merchants Group, executive vice chairman, director, CEO and party secretary of China Merchants Highway, and general counsel of China Merchants Group. Since December 2019, Mr. Dong has served as an independent Director of the Company. Currently, Mr. Dong is also an external director of China National Machinery Industry Corporation. Mr. Dong obtained a postgraduate degree. Mr. Jiang Jiang is currently the employee representative Director, Safety Director and chairman of the labour union of the Company and the employee representative director and chairman of the labour union of CEA Holding. Mr. Jiang joined the civil aviation industry in 1986, and successively worked in the Civil Aviation Industry Airline Corporation and China General Aviation Corporation. From June 1999 to April 2005, he served as the deputy manager and manager of the flight division of the Shanxi Branch of the Company. From April 2005 to July 2010, he served as the deputy general manager of the Shanxi Branch. From July 2010 to June 2014, he served as the general manager and vice party secretary of the Shanxi Branch. From June 2014 to December 2016, he served as the general manager and vice party secretary of China Eastern Airlines Wuhan Limited. From December 2016 to February 2017, he served as the person-in-charge of the safety operation management of the Company. From February 2017 to January 2021, he served as a vice president and party member of the Company. Since July 2020, he has served as the Safety Director of the Company. Since November

Report of the Directors 2020, he has served as the chairman of the labour union of the Company and CEA Holding. Since December 2020, he has served as the employee representative director of the Company and CEA Holding. Mr. Jiang graduated from the Flight College of Civil Aviation Flight University of China majoring in aviation transportation, and obtained an Executive Master of Business Administration degree from Fudan University. He has the professional title of senior pilot. Mr. Guo Lijun is currently the chairman of the Supervisory Committee and Chief Economist of the Company. Mr. Guo joined the civil aviation industry in 1994. Mr. Guo had taken up the position as the Officer of the Secretariat of the Board of the Company. He served as the General Manager of the Legal Department of the Company and the Deputy Director of the Legal Department of CEA Holding from April 2009 to August 2014; served as the General Counsel Legal Adviser of the Company from December 2011 to December 2017; served as the Service Director of the Company from July 2013 to June 2014; served as the General Manager of the Planning and Development Department of the Company from June 2014 to September 2016; and served as the General Manager of the Company’s Beijing branch from September 2016 to April 2018. Mr. Guo has served as the Chief Economist of the Company since December 2017. From April 2018 to April 2020, he temporarily served as a member of the Standing Committee of the Wuhu Municipal Committee and Deputy Mayor of Wuhu Municipal Government, Anhui Province. He has served as the chairman of the Supervisory Committee of the Company since March 2021. Mr. Guo graduated from the Zhongnan University of Economics and Law, majoring in law. He obtained a master’s degree in law from the University of Washington in the United States, a master’s degree in law from Fudan University and an Executive Master of Business Administration degree from Fudan University. Mr. Guo has the title of corporate legal adviser. Mr. Fang Zhaoya is currently a Supervisor of the Company and the head of the strategic development department of CEA Holding. Mr. Fang joined the civil aviation industry in 1989. He served as the director of the time control office of the production planning department and the director of the A310/300 workshop of the route department of the maintenance base of China Northwest Airlines Co., Ltd., and the deputy director of the technical maintenance control centre (TMCC) for production of the route department and the deputy head of the quality control department of the maintenance base of the Northwest Branch of the Company. He served as the manager of the production planning centre of the maintenance management department of China Eastern Air Engineering & Technique Co., Ltd. from September 2006 to August 2009, the manager of the business development department of China Eastern Air Engineering & Technique Co., Ltd. from August 2009 to July 2010, the manager of the aircraft selection and lease and sales management department of China Eastern Air Engineering & Technique Co., Ltd. from August 2010 to May 2015, the deputy general manager of China Eastern Air Engineering & Technique Co., Ltd. from May 2015 to June 2017, and the general manager of the planning department of the Company from June 2017 to April 2019. He has been the head of the strategic development department of CEA Holding since April 2019 and a Supervisor of the Company since December 2019. Mr. Fang graduated from the Department of Aviation Machinery of China Civil Aviation Institute majored in thermal power machinery and equipment. He obtained a master’s degree from the Northwestern Polytechnical University majored in aviation engineering, and holds the title of senior engineer. Mr. Zhou Huaxin is currently the employee representative Supervisor of the Company and the head of group work department of the Company and CEA Holding. Mr. Zhou joined the civil aviation industry in 1993 and served as the deputy director of general office and director of research office of CEA Holding and office director of the Company. He served as the director of general office and director of foreign affairs office (Hong Kong, Macao and Taiwan affairs office) of CEA Holding from June 2014 to August 2017; the party secretary and vice president of the Anhui branch of the Company from August 2017 to April 2018; and the executive vice president and party member of the Beijing branch of the Company from April 2018 to September 2020. He has served as the head of group work department of the Company and CEA Holding since September 2020, and the employee representative Supervisor of the Company since December 2020. Mr. Zhou graduated from Lanzhou University majoring in Marxism, and obtained a master’s degree in economics from the Renmin University of China majoring in national economic planning and management and an Executive Master of Business Administration degree from the School of Management of Fudan University. He holds a political work specialist title.

Report of the Directors Mr. Xi Sheng is currently a vice president and party member of the Company and a vice president, party member and the chief auditor of CEA Holding. Mr. Xi served as the deputy head of the foreign affairs department II of the foreign funds utilisation and application audit department and the head of the liaison and reception office of the foreign affairs department of the National Audit Office of the PRC and the deputy head of the PRC Audit Institute (中國審計事務所). He was also the deputy head and head of the fixed assets investment audit department of the National Audit Office of the PRC, and the party secretary and a special commissioner of the Harbin office of the National Audit Office of the PRC. He served as the head of the personnel and education department of the National Audit Office of the PRC. He was the head of the audit department of CEA Holding from September 2009 to November 2012. Mr. Xi has served as the chief auditor of CEA Holding since September 2009. From June 2012 to January 2021, he was a Supervisor of the Company. From June 2016 to January 2021, he was the chairman of the Supervisory Committee of the Company. He served as the head of the audit department of CEA Holding from December 2017 to November 2018, and has served as a vice president and party member of CEA Holding since January 2018. From November 2018 to May 2020, he served as the director of audit department of the Company and CEA Holding. Since January 2021, he has served as a vice president and party member of the Company. Mr. Xi is also the vice chairman of China Institute of Internal Audit. Mr. Xi graduated from Jiangxi University of Finance and Economics with undergraduate education background. He is a senior auditor, a Chinese Certified Public Accountant (CPA) and an International Certified Internal Auditor (CIA). Mr. Zhou Qimin is currently a vice president, the Chief Financial Officer and a party member of the Company and the chief accountant and a party member of CEA Holding. Mr. Zhou served as deputy head of the Finance Department of the eighth research institute of Shanghai Aerospace Bureau of China Aerospace Corporation, and head of the Finance Department, chief accountant and a member of party committee of the eighth research institute of China Aerospace Science and Technology Corporation. He served as the head of financial department of Commercial Aircraft Corporation of China, Ltd. from April 2008 to October 2016, the deputy chief accountant of Commercial Aircraft Corporation of China, Ltd. from August 2014 to January 2018, the chief accountant of Commercial Aircraft Corporation of China, Ltd. from January 2018 to July 2020, a member of party committee of Commercial Aircraft Corporation of China, Ltd. from January 2018 to July 2018 and standing member of party committee of Commercial Aircraft Corporation of China, Ltd. from July 2018 to July 2020. He has served as the chief accountant and a party member of CEA Holding since July 2020, the Chief Financial Officer of the Company since August 2020, and a vice president and party member of the Company since January 2021. Mr. Zhou graduated from the Faculty of Mathematics of Gannan Normal University, majoring in mathematics. He also graduated from the Faculty of Management Engineering of University of Electronic Science and Technology of China, majoring in industrial management engineering, holds an undergraduate degree and is a researcher-level senior accountant. Mr. Feng Dehua is currently a vice president and party member of the Company and a vice president and party member of CEA Holding. Mr. Feng joined the civil aviation industry in 1989 and successively worked in China General Aviation Corporation, the Shanxi Branch of the Company and the sales and marketing system of the Company. From May 2009 to August 2009, Mr. Feng was the executive vice president for sales and marketing of passenger transportation department of the Company. From August 2009 to November 2011, he was the party secretary and vice president for sales and marketing of passenger transportation department of the Company. From November 2011 to August 2014, he was the president and vice party secretary of the Beijing Branch of the Company. From August 2014 to December 2017, he was the secretary of the disciplinary committee of the Company. He has served as a party member of the Company since August 2014. From September 2014 to February 2019, he has been the deputy head of party disciplinary inspection group of CEA Holding. Since December 2017, he has been a vice president of the Company. Since December 2019, he has been a party member and vice president of CEA Holding. Mr. Feng graduated from Shanxi Finance and Economics Institute majoring in commercial business management, and obtained an Executive Master of Business Administration degree from Fudan University. He is qualified as a professor-level senior economist.

Report of the Directors Mr. Cheng Guowei is currently a vice president and party member of the Company and a vice president, party member and the safety director of CEA Holding. Mr. Cheng joined the civil aviation industry in 1994 and served as the deputy chief engineer, chief engineer, director of flight maintenance and general manager of the flight maintenance engineering department of Shanghai Airlines Co., Limited from April 2005 to March 2010, the vice president of Shanghai Airlines Co., Limited from March 2010 to November 2010, the vice president and safety director of Shanghai Airlines Co., Limited from November 2010 to August 2011, the vice president, safety director and secretary of the disciplinary committee of Shanghai Airlines Co., Limited from August 2011 to July 2013, and the party secretary and vice president of Shanghai Airlines Co., Limited from July 2013 to September 2016. He served as the party secretary and vice president of the Northwest Branch of the Company from September 2016 to August 2017, and the president and vice party secretary of the Northwest Branch of the Company from August 2017 to November 2018. He served as the general manager and vice party secretary of China Eastern Airlines Technology Co., Ltd. from November 2018 to December 2019. He has served as a vice president and party member of CEA Holding since December 2019. He has served as a vice president and party member of the Company since January 2020. He served as the Safety Director of the Company from February 2020 to July 2020, and has served as the safety director of CEA Holding since February 2020. Mr. Cheng graduated from Nanjing University of Aeronautics and Astronautics majoring in aerodynamics and obtained a Master of Business Administration degree jointly offered by Beijing University of Technology and American City University. He holds the title of senior engineer. Mr. Liu Tiexiang is currently a vice president and party member of the Company and a vice president and party member of CEA Holding. Mr. Liu joined the civil aviation industry in 1983, and served as the manager of the flight training center of training department, the deputy general manager of the aviation safety technology department and the deputy general manager of the flight technology management department of Air China Company (中國國際航空公司), and the general manager of the flight technology management department, deputy chief and party member of the general fleet and chief and vice party secretary of the general fleet of Air China Limited (“Air China”). From April 2011 to August 2014, he served as the chief pilot of Air China. From March 2012 to January 2013, he also served as the general manager, party member and deputy secretary of the operation control center of Air China, and the deputy chief operating officer of Air China. From January 2013 to August 2014, he also served as the general manager and vice party secretary of the Southwest Branch of Air China. From August 2014 to March 2020, he served as the vice president and party member of Air China. From April 2015 to March 2020, he also served as the chief operating officer of Air China. From May 2016 to March 2020, he also served as the chairman of Beijing Airlines Co., Ltd. Since March 2020, he has served as a vice president and party member of CEA Holding. Since April 2020, he has served as a vice president and party member of the Company. Mr. Liu graduated from the Correspondence Institute of the Party School of the CPC Central Committee majoring in economics and management, and holds the title of commanding senior pilot. Mr. Wang Jian is currently the Board secretary of the Company. Mr. Wang joined the civil aviation industry in 1995 and served as deputy head of the Company’s office, the deputy general manager of the Shanghai Business Office of the Company, and the deputy general manager of the Shanghai Business Office of China Southern Airlines Company Limited. He served as the head of the Board office of the Company and a representative of the Company’s securities affairs from May 2009 to April 2012. He has served as the Board secretary of the Company since April 2012. He also served as the head of the Board office of the Company from April 2014 to May 2016. He served as a director and the general manager of Eastern Airlines Industry Investment from November 2016 to February 2019. He has also served as the head of the Board office of the Company since May 2018. He has served as the chairman of Eastern Airlines Industry Investment since February 2019, and also served as a director of AFK since July 2019. During his term as secretary to the Board and his relevant work, he designed and promoted to implement several capital and strategic projects of CEA. Mr. Wang graduated from Shanghai Jiao Tong University and has a Master of Business Administration postgraduate degree from East China University of Science and Technology and an Executive Master of Business Administration degree from Tsinghua University.

Report of the Directors Mr. Wang Junjin served as a Director of the Company during the Reporting Period. He is currently the chairman of Shanghai Juneyao (Group) Co., Ltd., the chairman of Juneyao Airlines Co., Ltd., the chairman of Shanghai Aijian Group Co., Ltd., the chairman of Jiangsu Wuxi Commercial Building Group Co., Ltd., the chairman of Shanghai World Foreign Language Primary and Middle Schools, a vice president of China Glory Society, a vice chairman (vice president) of Shanghai Federation of Industry and Commerce (General Chamber of Commerce), and the president of Shanghai Zhejiang Chamber of Commerce. Mr. Wang served as a manager, deputy general manager and general manager of Wenzhou Tianlong Chartered Aircraft Industry Co., Ltd., the general manager of Juneyao Group Aviation Services Co., Ltd., a vice president, vice chairman and president of Shanghai Juneyao (Group) Co., Ltd., a member of the 11th and 13th National Committee of the CPPCC and a representative of the 12th National People’s Congress. In October 2018, Mr. Wang was selected into the List of 100 Outstanding Private Entrepreneurs in the 40 Years of Reform and Opening Up by the United Front Work Department of the Central Government and the All-China Federation of Industry and Commerce. From December 2019 to December 2020, he served as Director of the Company. Mr. Wang has a postgraduate degree and obtained a Master of Business Administration degree. Mr. Lin Wanli served as an independent Director of the Company during the Reporting Period. Mr. Lin is currently an external director of Central Enterprise. Mr. Lin served as a vice party secretary and secretary of the disciplinary committee of the Tunnel Bureau of Ministry of Railways from December 1995 to March 2001, the vice chairman and party secretary of China Railway Tunnel Group Co., Ltd. from April 2001 to December 2006, and a vice party secretary, secretary of the disciplinary committee and chairman of the labour union of China Northern Locomotive and Rolling Stock Industry (Group) Corporation from January 2007 to August 2013. He served as the president and party secretary of China Railway Materials Commercial Corporation and the chairman and party secretary of China Railway Materials Co., Ltd. from August 2013 to June 2015, a director and party secretary of China National Aviation Fuel Group Corporation from July 2015 to November 2016, and the chairman of China Aviation Oil (Singapore) Corporation Ltd. from August 2015 to February 2017. Since November 2016, he has served as an external director of Central Enterprise. Since February 2017, he has served as an external director of China National Agricultural Development Group Co., Ltd. Since January 2018, he has served as a non-executive director of China Construction Science & Technology Group Co., Ltd. From August 2018 to December 2020, he served as an independent Director of the Company. Mr. Lin graduated from the Economics Faculty of Shandong University and obtained an Executive Master of Business Administration degree from Tsinghua University. He is a researcher-level senior political work specialist and senior economist. Mr. Yuan Jun served as an employee representative Director and chairman of the labour union of the Company and an employee representative director and chairman of the labour union of CEA Holding during the Reporting Period. Mr. Yuan joined the civil aviation industry in 1997. From May 2007 to October 2011, Mr. Yuan was the deputy head and head of Work Department of Party Committee of the Company. From October 2011 to May 2016, he was the general manager of Human Resources Department of the Company. From July 2014 to March 2018, he served as the chief human resources officer of the Company. From June 2015 to September 2016, he concurrently served as the general manager of Ground Services Department and the vice party secretary of the Company. From September 2016 to October 2018, he served as the head of Human Resources Department of CEA Holding. He served as an employee representative director of CEA Holding from December 2017 to December 2020, an employee representative Director of the Company from February 2018 to December 2020, the chairman of the labour union of the Company from April 2018 to May 2020 and the chairman of the labour union of CEA Holding from May 2018 to May 2020. Mr. Yuan holds an Executive Master of Business Administration degree from Fudan University and a senior political work specialist title.

Report of the Directors Mr. Gao Feng served as an employee representative Supervisor of the Company during the Reporting Period. Mr. Gao joined the civil aviation industry in 1984 and worked in China General Aviation Corporation. He served as a vice party secretary, secretary of the disciplinary committee and chairman of the labour union of the Shanxi Branch of the Company. He served as the party secretary of the Shanxi Branch of the Company from July 2009 to January 2014 and the party secretary, vice president and executive vice president of China United Airlines Co., Ltd. from January 2014 to October 2015. He served as the executive vice chairman of the labour union of the Company from October 2015 to November 2019, the director of the labour union office of the Company from June 2016 to November 2018, an employee representative Supervisor of the Company from August 2018 to December 2020 and the vice chairman of the labour union of CEA Holding from November 2018 to November 2019. He has been a member of party committee and deputy chief commander of the construction and operation command department of CEA Holding (CEA Corporation) in Beijing Daxing International Airport since November 2019. Mr. Gao graduated from the Central Party School of the Communist Party of China majoring in economic management, and obtained an Executive Master of Business Administration degree from Fudan University. He obtained a senior political work specialist title. Mr. Wu Yongliang served as a vice president, the Chief Financial Officer and a party member of the Company and a vice president, the chief accountant and a party member of CEA Holding during the Reporting Period. Mr. Wu joined the civil aviation industry in 1984 and served as deputy head and subsequently head of the Finance Department of the Company, head of Planning and Finance Department of the Company and head of the Finance Department of CEA Holding. From April 2001 to March 2009, he served as deputy chief accountant and head of the Finance Department of CEA Holding. From March 2009 to August 2020, he served as the Chief Financial Officer of the Company. He served as a vice president and party member of the Company from December 2011 to August 2020, a vice president and party member of CEA Holding from November 2017 to July 2020, and the chief accountant of CEA Holding from June 2018 to July 2020. Mr. Wu graduated from the Faculty of Economic Management of Civil Aviation University of China, majoring in planning and finance. He also graduated from Fudan University, majoring in business administration. Mr. Wu holds an MBA degree and is a certified accountant.

Report of the Directors Changes in the Members of the Board and Management Personnel Appointment Name Date of Appointment Reason for Change Position Cheng Guowei 15 January 2020 Appointed by the Board Vice president Liu Tiexiang 29 April 2020 Appointed by the Board Vice president Lin Wanli 29 April 2020 Appointed by the Board Member of the Planning and Development Committee of the Board Zhou Qimin 28 August 2020 Appointed by the Board Chief financial officer 18 January 2021 Appointed by the Board Vice president Zhou Huaxin 10 December 2020 Elected at the employee Employee representative supervisor representative meeting Jiang Jiang 28 December 2020 Elected at the employee Employee representative director representative meeting 26 January 2021 Appointed by the Board Member of the Aviation Safety and Environment Committee of the Board Xi Sheng 18 January 2021 Appointed by the Board Vice president Dong Xuebo 26 January 2021 Appointed by the Board Member of the Audit and Risk Management Committee of the Board Cai Hongping 26 January 2021 Appointed by the Board Member of the Planning and Development Committee of the Board Guo Lijun 29 March 2021 Elected at the general meeting Supervisor Appointed by the Supervisory Chairman of the Supervisory Committee Committee

Report of the Directors Cessation Name Date of Cessation Reason for Change Position resigned from Wang Junjin 29 April 2020 Work arrangement Member of the Planning and Development Committee of the Board 29 April 2020 Work arrangement Member of the Nomination and Remuneration Committee of the Board 30 December 2020 Work arrangement Director Wu Yongliang 28 August 2020 Work arrangement Vice president Chief financial officer Gao Feng 10 December 2020 Work arrangement Employee representative supervisor Yuan Jun 28 December 2020 Retirement Employee representative director Member of the Aviation Safety and Environment Committee of the Board Lin Wanli 28 December 2020 Work relocation Independent non-executive director Member of the Audit and Risk Management Committee of the Board Member of the Planning and Development Committee of the Board Member of the Nomination and Remuneration Committee of the Board Jiang Jiang 18 January 2021 Work relocation Vice president Xi Sheng 18 January 2021 Work relocation Chairman of the Supervisory Committee Supervisor Note: Lin Wanli has served as an external director of CEA Holding since 28 December 2020. For details, please refer to the announcements of the Company published on the website of the Hong Kong Stock Exchange on 15 January, 29 April, 28 August, 10 December, 28 December and 30 December 2020, and 18 January, 26 January and 29 March 2021.

Report of the Directors

Change of Particulars of Directors or Supervisors under Rule 13.51B(1) of the Listing Rules

Name	Name of corporate shareholders or other entities	Position(s) held	Date of appointment	Date of cessation
Li Yangmin	China Eastern Airlines Technology Application Research Center Co., Limited	Executive director	January 2018	December 2020
Cai Hongping	BYD Company Limited	Independent director	September 2020	
Jiang Jiang	CEA Holding	Chairman of the labour union	November 2020	
Fang Zhaoya	China Eastern Airlines Technology Application Research Center Co., Limited	Director	December 2020	
Zhou Huaxin	CEA Holding	Head of group work department	September 2020	
	Shanghai Airlines Co., Limited	Supervisor	September 2020	
	China Eastern Airlines Yunnan Co., Limited	Supervisor	October 2020	
	China Eastern Airlines Wuhan Limited	Chairman of the supervisory committee	December 2020	
Xi Sheng	CEA Holding	General manager of audit department	December 2018	May 2020
	China Eastern Airlines Jiangsu Co., Limited	Chairman	January 2020	
	Eastern Aviation Import & Export Co., Ltd.	Chairman	April 2020	
Zhou Qimin	CEA Holding	Member of party committee, chief accountant	July 2020	
	China Eastern Airlines Yunnan Co., Limited	Chairman	September 2020	
	Sichuan Airlines Corporation Limited	Vice chairman	September 2020	
	Eastern Air Overseas (Hong Kong) Co., Ltd.	Chairman	October 2020	
	Eastern Air Group Finance Co., Ltd.	Chairman	November 2020	
	China National Aviation Corporation (Hong Kong) Limited	Vice chairman	December 2020	

69

Report of the Directors

Name	Name of corporate shareholders or other entities	Position(s) held	Date of appointment	Date of cessation
Feng Dehua	Eastern Logistics	Chairman	February 2020	
	China United Airlines	Executive director	August 2019	February 2020
Cheng Guowei	CEA Holding	Safety director	February 2020	
	China Eastern Airlines Technology Co., Limited	Executive director, secretary of the party committee	March 2020	
	Shanghai Technologies Aerospace Co., Ltd.	Chairman of the board of directors	January 2020	
	Shanghai Pratt & Whitney Aircraft Engine Maintenance Co., Ltd.	Chairman	March 2020	
Liu Tiexiang	CEA Holding	Vice president, member of the party committee	March 2020	
	Shanghai Airlines Co., Limited	Chairman	June 2020	
	China Eastern Airlines Technology Application Research Center Co., Limited	Chairman	December 2020	
Wang Junjin	Anhui Taolu New Materials Research Institute Co., Ltd.	Chairman, general manager	December 2020	
Yuan Jun	CEA Holding	Director for staff	December 2017	December 2020
		Chairman of the labour union	May 2018	May 2020
	China Eastern Airlines Wuhan Limited	Chairman of the supervisory committee	July 2018	December 2020
Gao Feng	China Eastern Airlines Yunnan Co., Limited	Supervisor	July 2018	October 2020
	Shanghai Airlines Co., Limited	Supervisor	January 2019	September 2020
Wu Yongliang	CEA Holding	Vice president, member of the party committee	November 2017	July 2020
		Chief accountant	June 2018	July 2020
	Eastern Air Overseas (Hong Kong) Co., Ltd.	Chairman	June 2011	October 2020
	Shanghai Airlines Co., Limited	Executive director	January 2018	June 2020
	China Eastern Airlines Yunnan Co., Limited	Chairman	April 2018	September 2020
	China National Aviation Corporation (Hong Kong) Limited	Vice chairman	June 2018	December 2020
	Sichuan Airlines Corporation Limited	Vice chairman	August 2019	September 2020

70 China Eastern Airlines Corporation Limited | 2020 Annual Report

Report of the Directors Shareholdings of Directors, Chief Executive, Supervisors and Senior Management Save as disclosed above, as at 31 December 2020, none of the Directors, chief executive, Supervisors and members of senior management of the Company and their respective associates had any other interest or short position in the shares, underlying shares and/or debentures (as the case may be) of the Company and/or any of its associated corporations (within the meaning of Part XV of the SFO) which was required to be notified to the Company and the Hong Kong Stock Exchange pursuant to the provisions of Divisions 7 and 8 of Part XV of the SFO and as recorded in the register required to be kept by the Company pursuant to section 352 of the SFO (including any interest or short position which any of such Directors, chief executive, Supervisors and members of senior management of the Company and their respective associates were taken or deemed to have under such provisions of the SFO), or which was otherwise required to be notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code (which shall be deemed to apply to the Supervisors to the same extent as it applied to the Directors). In 2020 and as at 31 December 2020, none of the Directors, chief executive, Supervisors, members of senior management of the Company and/or any of their spouses or children under the age of eighteen were granted any right, and the Company had not made any arrangement enabling any of them, to subscribe for equity securities or debt securities of the Company. As at the date of this report, CEA Holding is a company having an interest in the Company’s shares required to be disclosed to the Company and the Hong Kong Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO. Service Contracts of Directors and Supervisors None of the Directors or Supervisors has entered into any service contract with the Company, which is not terminable by the Company within one year without payment of compensation (other than statutory compensation). Interests of Directors and Supervisors in Contracts None of the Directors or Supervisors had a material interest, directly or indirectly, in any contract of significance to which the Company or any of its subsidiaries was a party during the Reporting Period (the term “contract of significance” having the meaning ascribed thereto in paragraph 15 of Appendix 16 to the Listing Rules). Management Contracts No contracts concerning the management and operation of the whole or any substantial part of the business of the Company were entered into or subsisted during the Reporting Period. Competing Interests During the Reporting Period, none of the Directors or the controlling Shareholder or each of their associates (as defined under the Hong Kong Listing Rules) had any interest in a business which competed or may compete with the business of the Group, or had or may have any conflict of interest with the Group. Remuneration Directors and Supervisors Details of the remuneration of Directors and Supervisors are set out in note 8 to the financial statements prepared in accordance with IFRSs. 71

Report of the Directors Major Suppliers and Customers In 2020, purchases by the Company from the largest and five largest suppliers accounted for 10.76% and 17.81%, respectively, of the total operating expenses of the Company. Total income from sales to the Company’s five largest customers amounted to approximately RMB14,726 million, accounting for 25.08% of the Company’s total revenue. Among which, revenue from sales to the largest customer accounted for 7.81% of revenue from sales of goods or rendering of services. None of the Directors, Supervisors or any of their respective associates nor any Shareholders who, to the knowledge of the Directors, hold 5% or more of the Company’s share capital has any interest in any of the abovementioned suppliers and customers. Medical Insurance The majority of the Group’s PRC employees participate in the medical insurance schemes organised by the municipal governments. For those employees who participate in these schemes, the Group has no other obligation for the payment of medical expense beyond such contributions. For the year ended 31 December 2020, the Group’s medical insurance contributions charged to profit or loss amounted to RMB725 million (2019: RMB789 million). Employee Retirement Scheme Details of the Company’s employee retirement scheme and post-retirement benefits are set out in note 38 to the financial statements prepared in accordance with IFRSs. Staff Housing Benefits Details of the Group’s staff housing benefits are set out in note 8 to the financial statements prepared in accordance with IFRSs. Bank Loans and Other Borrowings Details of bank loans and other borrowings of the Company and the Group as at 31 December 2020 are set out in note 36 to the financial statements prepared in accordance with IFRSs. Interest Capitalised Interest capitalised by the Group as calculated in accordance with IFRSs for the year ended 31 December 2020 was RMB558 million. Property, Plant and Equipment Movements in property, plant and equipment of the Company and the Group for the year are set out in note 16 to the financial statements prepared in accordance with IFRSs. Reserves Details of movements in reserves of the Company and the Group for the year ended 31 December 2020 and profit distribution by the Company are set out in note 41 to the financial statements prepared in accordance with IFRSs. Donations During the year ended 31 December 2020, the Group made donations for charitable purposes amounting to approximately RMB588 million. Compliance with the Relevant Laws and Regulations which may have a Significant Impact on the Company During the year ended 31 December 2020, the Board was not aware of any significant matters which may cause impact on the Group or any non-compliance with the laws and regulations which may have a significant impact on the Group. 72 China Eastern Airlines Corporation Limited 2020 Annual Report

Report of the Directors Permitted Indemnity Provision The Company has purchased and maintained directors’ liability insurance throughout the year, which provides appropriate cover for legal actions brought against the Directors and directors of the subsidiaries of the Group arising from or in connection with the performance of their duties. The level of the coverage is reviewed annually. Contract of Significance Save as disclosed in this annual report, there was no contract of significance between the Company or any of its subsidiaries with the controlling Shareholder or its subsidiaries during the Reporting Period, nor contract of significance for the provision of services to the Company or its subsidiaries by the controlling Shareholder or its subsidiaries (the term “contract of significance” having the meaning ascribed thereto in Appendix 16 to the Hong Kong Listing Rules). Material Litigation As at 31 December 2020, the Group was not involved in any material litigation, arbitration or claim. Future Plans for Material Investments and Capital Assets As at 31 December 2020, the Group did not have any future material investments or acquisition of capital assets approved by the Board. Significant Events The Company wishes to highlight the following information: 1. On 24 April 2020, the Company completed the public-issued corporate bonds with an aggregate amount of RMB2 billion, coupon rate of 2.39% and bond term of three years to qualified investors. The proceeds from the issue of corporate bonds, after deducting issue expenses, are proposed to be used for the repayment of the Company’s debts and replenishment of working capital. The Company is of the view that the issuance will be beneficial to a long-term stable development of the Company. 2. On 28 August 2020, at the 2020 fourth regular meeting of the Board, the Board considered and approved the resolution regarding the daily connected transactions in relation to the catering, aircraft on-board supplies support and related services, agreed to the business plan that the Company shall engage China Eastern Air Catering Investment Co., Ltd. (“Eastern Air Catering”) for the centralised procurement of the catering, aircraft on-board supplies support and related services, agreed that the Company and Eastern Air Catering shall enter into the relevant framework agreement and carry out the transactions thereunder, and agreed to the caps of the daily connected transaction amount of catering and aircraft on-board supplies support between the Company and Eastern Air Catering from each year of 2021 to 2023. Such resolution has been considered and approved at the 2020 first extraordinary general meeting of the Company. For details, please refer to the announcements and circular of the Company published on the website of the Hong Kong Stock Exchange on 28 August, 29 October and 18 November 2020. 3. On 29 September 2020, at the fourth ordinary meeting of the ninth session of the Board, the Board considered and approved the resolution regarding the exclusive operation agreement of passenger aircraft cargo business of the Company and the transactions thereunder, agreed that the “passenger aircraft bellyhold space contractual operation proposal” between the Company and China Cargo Airlines Co., Limited (“China Cargo Airlines”) shall be adjusted to the “passenger aircraft cargo business exclusive operation proposal”, agreed that the Company and China Cargo Airlines shall enter into the relevant passenger aircraft cargo business exclusive operation agreement and carry out the transactions thereunder, and agreed to the caps of the daily connected transaction amount of passenger aircraft cargo business exclusive transportation services between the Company and China Cargo Airlines from each year of 2020 to 2022. Such resolution has been considered and approved at the 2020 first extraordinary general meeting of the Company. For details, please refer to the announcements and circular of the Company published on the website of the Hong Kong Stock Exchange on 29 September, 29 October and 18 November 2020. 73

Report of the Directors

4. On 2 February 2021, at the ninth ordinary meeting of the ninth session of the Board, the Board considered and approved the relevant resolution regarding the non-public issuance of A shares, pursuant to which, the Company shall non-publicly issue A shares to CEA Holding, its controlling shareholder, with amount of proceeds not exceeding RMB10.828 billion. Such resolution has been considered and approved at the 2021 first extraordinary general meeting of the Company. For details, please refer to the announcements and circular of the Company published on the website of the Hong Kong Stock Exchange on 2 February, 23 February and 29 March 2021.

Continuing Connected Transactions

The continuing connected transactions of the Company were connected transactions taken place with CEA Holding, a holding subsidiary of CEA Holding and other related parties during the air transportation operations of the Company. The connected transactions were conducted based on normal commercial terms and in the interests of the Company and Shareholders as a whole and were fair and reasonable to the Shareholders of the Company.

The continuing connected transactions of the Company in 2020 are as follows:

Unit: RMB thousand

Transaction item	Actual amount incurred in 2020	Annual caps for connected transactions in 2020
Financial services		
— maximum balance of deposit	7,250,257	12,000,000
— maximum balance of loans (pursuant to the Rules Governing the Listing of Stocks on the Shanghai Stock Exchange)	4,000,000	12,000,000
Catering related services		
— receiving services	811,812	2,000,000
— providing services	15,406	80,000
Complementary services		
— total amount payable	438,964	1,380,000
— total value of right-of-use assets[Note 1]	142,559	1,927,000
Import and export services	131,862	730,000
Properties leasing and construction and management agency services		
— total amount payable	147,112	280,000
— total value of right-of-use assets[Note 2]	106,344	541,000
Advertising agency by mandate services	25,832	70,000
Aircraft finance lease services		
— total rent and arrangement fee[Note 3]	5,531,711	USD3,486 million or equivalent RMB
— total value of right-of-use assets[Note 4]	4,911,499	13,802,000
Aircraft operating lease services		
— annual rent[Note 5]	391,873	581,000
— total rent[Note 6]	—	2,450,000
— total value of right-of-use assets[Note 7]	—	2,187,000

74 China Eastern Airlines Corporation Limited | 2020 Annual Report

Report of the Directors

Transaction item	Actual amount incurred in 2020	Annual caps for connected transactions in 2020
Freight logistics support services		
(the Group provides services to Eastern Logistics)	184,647	300,000
Cargo terminal business support services		
(Eastern Logistics provides services to the Group)	286,200	550,000
Passenger aircraft cargo business exclusive operation services	4,894,890	4,900,000
Air France-KLM aviation transportation cooperation and support services		
(pursuant to the Rules Governing the Listing of Stocks on the		
Shanghai Stock Exchange)		
— amount received	104,788	1,260,000
— amount paid	221,068	780,000
Aviation information technology services		
(pursuant to the Rules Governing the Listing of Stocks on the		
Shanghai Stock Exchange)	551,766	1,360,000

Note 1: Actual amount incurred in 2020 for complementary services represents the total value of right-of-use assets for vehicle and equipment leasing under complementary services at the end of 2020.

Note 2: Actual amount incurred in 2020 for properties leasing and construction and management agency services represents the total value of right-of-use assets for properties leasing under properties leasing and construction and management agency services at the end of 2020.

Note 3: Actual amount incurred in 2020 for aircraft finance lease services represents the total rent (principal and interest) plus service charge for the new finance lease aircraft in 2020.

Note 4: Actual amount incurred in 2020 for aircraft finance lease services represents the total value of right-of-use assets for the new finance lease aircraft in 2020.

Note 5: Actual amount incurred in 2020 for aircraft operating lease services represents the total rent paid in 2020 for the operating lease aircraft and engines.

Note 6: Actual amount incurred in 2020 for aircraft operating lease services represents the total rent of all lease terms for the new operating lease aircraft and engines in 2020.

Note 7: Actual amount incurred in 2020 for aircraft operating lease services represents the total value of right-of-use assets for the new operating lease aircraft and engines in 2020.

Notes:

1. On 29 September 2020, to address business competition between the Company and China Cargo Airlines and enable the Company to focus on air passenger transportation business, the Company adjusted Original Passenger Aircraft Bellyhold Space Contractual Operation Proposal to Exclusive Operation Proposal for Passenger Aircraft Cargo Business. The Company (as owner) and China Cargo Airlines (as contractor) entered into the Exclusive Operation Agreement, pursuant to which China Cargo Airlines will have exclusive operation to independently operate and manage the Company's Passenger Aircraft Cargo Business. Under the Exclusive Operation Agreement, the exclusive operation term was 1 January 2020 to 31 December 2022. For the two years ended 31 December 2021 and 2022, the proposed annual caps for the transportation service fees collected from China Cargo Airlines by the Company for the exclusive operation of Passenger Aircraft Cargo Business were RMB5,000,000,000 and RMB5,200,000,000 respectively. China Cargo Airlines is a non-wholly owned subsidiary of Eastern Logistics, which in turn is a non-wholly owned subsidiary of CEA Holding (the controlling shareholder of the Company). China Cargo Airlines is therefore a connected person of the Company within the meanings of the Hong Kong Listing Rules. The proposed transactions contemplated under the Exclusive Operation Agreement constitute continuing connected transactions of the Company under Chapter 14A of the Hong Kong Listing Rules. For details, please refer to the announcement and circular published by the Company on the website of Hong Kong Stock Exchange on 29 September 2020 and 29 October 2020.

75

Report of the Directors

2. On 30 August 2019, the Company signed a daily connected transactions framework agreement in respect of the daily connected transaction of financial services, import and export services, catering services and related services, flight complementary services, property leasing and construction and management agency, advertising agency by mandate services, aircraft finance lease services, aircraft and aircraft engines operating lease services, freight logistics business support services with its connected person, CEA Holding and its subsidiaries, for a term of three years commencing from 1 January 2020 to 31 December 2022, and renewed the caps for transactions for 2020 to 2022. The following sets out the connected person relationship and the annual caps for 2021 and 2022 for each of the renewed continuing connected transactions:

Agreements	Counterparties and connected person relationship	The annual caps for the financial year ending the following dates (RMB, other than USD) 31 December 2021	31 December 2022
Renewal of existing agreements			
Financial Services Agreement – Balance of deposit	Eastern Air Group Finance Co., Ltd., which is directly interested as to 53.75% by CEA Holding, and is thus an associate of CEA Holding.	13,000,000,000	14,000,000,000
Aircraft Finance Lease Framework Agreement (2020–2022) – Rental in total (including principal and interest) and arrangement fee	CES Leasing is directly held as to 50% by CEA Holding, and thus CES Leasing and the lessor, which is a wholly-owned subsidiary of CES Leasing, are associates of CEA Holding.	USD5,231,000,000	USD5,286,000,000
– Total right-of-use assets value		20,712,000,000	20,928,000,000
Aircraft and Aircraft Engines Operating Lease Framework Agreement (2020–2022)	CES Leasing, the connected relationship of which is the same as above.		
– Annual rental		963,000,000	1,355,000,000
– Total annual rental		4,586,000,000	4,705,000,000
– Total right-of-use assets value		4,016,000,000	3,548,000,000
Import and Export Services Agreement	Eastern Aviation Import & Export Co., Ltd., which is directly interested as to 55% by CEA Holding, and is thus an associate of CEA Holding.	840,000,000	950,000,000
Flight Complementary Services Agreement – Total amounts payable	CEA Development Co., Ltd., which is a wholly-owned subsidiary of CEA Holding, and is thus an associate of CEA Holding.	1,640,000,000	1,860,000,000
– Total right-of-use assets value for lease of exclusive vehicles and equipment		1,996,000,000	1,900,000,000
Catering Services and Related Services Agreement – Service fee paid for catering services	China Eastern Air Catering Investment Co., Ltd., which is directly interested as to 55% by CEA Holding, and is thus an associate of CEA Holding.	2,300,000,000	2,600,000,000
– Amount received for property leasing		90,000,000	100,000,000
Property Leasing and Construction and Management Agency Agreement – Amounts of rental and fee payable	CEA Holding, which is directly or indirectly interested in 40.70% of the issued capital of the Company, and thus is a controlling Shareholder of the Company.	280,000,000	280,000,000
– Total right-of-use assets value	Shanghai Eastern Airlines Investment Co., Limited, which is a wholly-owned subsidiary of CEA Holding, and is thus an associate of CEA Holding.	432,000,000	324,000,000
Advertising Services Agreement	China Eastern Airlines Media Co., Ltd., which is directly interested as to 55% by CEA Holding, and is thus an associate of CEA Holding.	73,000,000	75,000,000
Freight Logistics Daily Connected Transactions Framework Agreement – Amount received for freight logistics business support services	Eastern Logistics, which is directly interested as to 45% by Eastern Airlines Industry Investment, a wholly-owned subsidiary of CEA Holding, and thus is an associate of CEA Holding.	330,000,000	350,000,000
– Amount paid for cargo terminal business support services		590,000,000	630,000,000
Annual caps set for the years ending 31 December 2021 and 2022			
Exclusive Operation Agreement of Passenger Aircraft Cargo Business – Transportation service fees received for passenger aircraft cargo business	China Cargo Airlines, which is directly interested as to approximately 83% by Eastern Logistics and in turn a non-wholly owned subsidiary of CEA Holding, and is thus an associate of CEA Holding.	5,000,000,000	5,200,000,000

For details of the abovementioned transactions, please refer to the announcement published by the Company on the website of Hong Kong Stock Exchange on 30 August 2019.

76 China Eastern Airlines Corporation Limited | 2020 Annual Report

Report of the Directors The independent non-executive Directors of the Company have reviewed the continuing connected transactions in 2020, and confirmed that: (a) the transactions were entered into in the ordinary course of business by the Group; (b) the transactions were conducted (i) on normal commercial terms or (ii) (if the comparable transaction was inadequate for judgment of whether the transaction was conducted on normal commercial terms) on terms no less favourable to the Company than those available to or from independent third parties (as the case maybe); and (c) the transactions were conducted in accordance with the terms of agreement of the relevant transaction, and the terms of transactions were fair and reasonable and in the interests of the Shareholders of the Company as a whole. For the purpose of Rule 14A.56 of the Listing Rules, Ernst & Young, the auditors of the Company, have carried out procedures on the continuing connected transactions for the year ended 31 December 2020 in accordance with the Hong Kong Standard on Assurance Engagements 3000 “Assurance Engagement Other Than Audits or Reviews of Historical Financial Information” and with reference to Practice Note 740 “Auditor’s Letter on Continuing Connected Transactions under the Hong Kong Listing Rules” issued by the Hong Kong Institute of Certified Public Accountants. Ernst & Young have issued their unqualified letter containing their findings and conclusions in respect of the continuing connected transactions disclosed above by the Group in accordance with Rule 14A.56 of the Listing Rules. A copy of the auditors’ letter has been provided by the Company to the Hong Kong Stock Exchange. In respect of each related party transaction disclosed in note 45 to the financial statements prepared in accordance with IFRSs, the Company confirms that it has complied with the relevant requirements under the Listing Rules (if applicable). Save as disclosed above, the related party transactions set out in note 45 to the financial statements prepared in accordance with IFRSs do not constitute connected transactions under the Listing Rules. Independent Non-Executive Directors’ Opinion The independent non-executive Directors of the Company have performed reviewing work and issued an independent opinion on the external guarantees the Company has provided, as required by the relevant requirements of the CSRC. The Company has strictly observed the relevant laws and regulations as well as its Articles while it has also imposed strict control on the external guarantees provided. As at 31 December 2020, none of the Company and its subsidiaries included in the consolidated financial statements has provided any guarantee to the controlling Shareholder and other related parties, other non-corporate bodies and individuals. Auditors These financial statements have been audited by Ernst & Young, who will retire at the 2020 annual general meeting at which a resolution for appointment of auditors will be proposed. The Company will consider and review the resolution for the appointment of PricewaterhouseCoopers Zhong Tian LLP as the auditors of the Company for financial reports of domestic shares (A shares) and the US shares (ADR) for the year of 2021 and the internal audit controller and the appointment of PricewaterhouseCoopers as the auditors of the Company for the financial reports of Hong Kong listed shares (H shares) for the year 2021 at the 2020 annual general meeting. The Company did not change its auditors in the last three years. On behalf of the Board Liu Shaoyong Chairman Shanghai, the PRC 30 March 2021 77

Corporate Governance Corporate Governance Practices The Company has established a formal and appropriate corporate governance structure. The Company has also placed emphasis on the corporate governance principle of having transparency, accountability and safeguarding the interests of all Shareholders. The Board believes that sound corporate governance is essential to the development of the Company’s operations. The Board regularly reviews our corporate governance practices to ensure that the Company operates in accordance with the laws, regulations and requirements of the listing jurisdictions, and that the Company continuously implements corporate governance of high efficiency. The Company’s corporate governance practices include but not limited to the following documents: The Articles, Rules of Procedures for General Meetings, rules of meeting of the Board, rules of meeting of the Supervisory Committee, working regulations of independent directors, management regulations of connected transactions and detailed working rules of the audit and risk management committee, detailed working rules of the planning and development committee, detailed working rules of the Nomination and remuneration committee, detailed working rules of the aviation safety and environment committee, working regulations of presidents, regulations for the management of investor relationship, detailed implementation rules for management of investor relations, regulations for the connected transactions, detailed implementation rules for the management of connected transactions, regulations for external guarantee and provisional regulations for management of hedging business. As at 31 December 2020 and as at the date of publication of this annual report, the Board has reviewed the relevant provisions under the code of corporate governance and corporate governance practices adopted by the Company, and took the view that the Company’s corporate governance standards for the year ended 31 December 2020 met the requirements under the code provisions in the Code on Corporate Governance Practices (the “Code”). In certain aspects, the code of corporate governance adopted by the Company is more stringent than the provisions set out in the Code. The following sets out the major aspects which are more stringent than the provisions set out in the Code. Major aspects which are more stringent than provisions set out in the Code: — 11 meetings of the Board were held for the 2020 financial year. The Company is governed by the Board. The Board is responsible for the leading and control of the Company. The Directors are jointly responsible for the affairs of the Company by directing and supervising the affairs of the Company. Directors As at 31 December 2020, the Board consisted of seven Directors, including Mr. Liu Shaoyong (Chairman), Mr Li Yangmin (Vice Chairman, President), Mr. Tang Bing (Director), three independent non-executive Directors, namely Mr. Shao Ruiqing, Mr. Cai Hongping and Mr. Dong Xuebo, and Mr. Jiang Jiang (employee representative Director). Independent non-executive Directors of the Company shall possess specialised knowledge and experience. They shall be able to play their roles of supervising and balancing to the fullest extent to protect the interests of Shareholders and the Company as a whole. The Board considers that they shall be able to exercise independent judgment effectively, which complies with guidelines on assessment of independence pursuant to Rule 3.13 of the Listing Rules. Pursuant to Rule 3.13 of the Listing Rules, the Company has received the annual confirmation letters from each of the independent non-executive Directors on their independence. All Directors (including independent non-executive Directors) are appointed for a term of three years. The formal appointment letters and the Articles have set out the terms and conditions of their appointment. Other than working relationships, the Directors, Supervisors and members of senior management of the Company do not have any financial, business or family connection with one another. 78 China Eastern Airlines Corporation Limited 2020 Annual Report

Corporate Governance Power of the Board On a periodic basis, the Board reviews the relevant performance against proposed budgets and business objectives of each operating unit. It also exercises certain power retained by the Board, including the following: — responsibility for convening general meetings and reporting to Shareholders on its work in such meeting; — implementing resolutions passed in general meetings; — deciding on the operating plan and investment proposals of the Company; — formulating the annual preliminary and final budget proposals; — formulating the Company’s profit distribution proposal and the proposal to offset losses; — formulating the Company’s proposals to increase or reduce the registered capital and proposals to issue debt securities; — drawing up proposals for the Company’s merger, demerger and dissolution; — deciding on the Company’s internal management structure; — employing or dismissing the Company’s president and board secretary; appointment, recruitment and dismissal of the vice president and chief financial officer of the Company on the nomination of the president, and the determination of their remuneration; — formulating the basic management systems of the Company; — formulating proposals to amend the Articles; — discharging any other powers and functions granted in general meeting. The Board and the relevant specialised committees are responsible for the completeness of financial information and maintaining an effective internal control system and risk management of the Group, as well as preparing the financial statements of the Company. Setting the business objectives and overseeing the daily operations of the Company are the responsibilities of the chief executive officer. The Articles specify the duties and authorities of the Board and the management. The Board periodically reviews the duties and functions of the chief executive officer and the powers delegated to him to ensure that such arrangements are appropriate. In order to ensure the balance of powers and authorisation, the roles of the chairman and the chief executive officer have been clearly defined. The chairman of the Company is Mr. Liu Shaoyong, and the chief executive officer is Mr. Li Yangmin, the president of the Company. There are also other senior officers who are responsible for the daily management of the Company within their scope of duties. The Board continued to make strenuous efforts to establish and improve the Company’s corporate governance policies. In addition to corporate governance policies such as Rules of Procedures for General Meetings, Rules of Meeting of the Board, Working Regulations of Presidents and Working Regulations of Independent Directors, the Company has also established the Information Disclosure Management System, Regulations for the Management of Connected Transactions and Regulations for the Management of External Guarantees for specific operations. 79

Corporate Governance In 2020, the Company formulated and refined relevant rules and regulations in a timely manner in accordance with regulatory requirements and working needs. The Company revised the Information Disclosure Management System, Inside Information Insider Registration and Management System, Risk Management Manual for Derivative Business, Regulations for the Management of External Investment and Interim Measures for the Management of Corporate Compliance. General Meetings The procedures for Shareholders of the Company to convene an extraordinary general meeting and to send enquires to the Board, and the procedures for proposing resolutions at general meetings are as follows: According to the relevant requirements of the Articles and Rules of Procedures for General Meetings of the Company, Shareholders may convene a general meeting on their own, the major rules of which are as follows: — Shareholder(s) either individually or jointly holding over 10% of the Company’s shares may request the Board to convene an extraordinary general meeting. Such request shall be made to the Board in writing. The Board shall, in accordance with the requirement of laws, administrative regulations and the Articles, make a response in writing on whether or not it agrees to convene an extraordinary general meeting within 10 days upon receipt of such request. — If the Board refuses to convene the extraordinary general meeting, or fails to make a response within 10 days upon receipt of such request, Shareholder(s) either individually or jointly holding over 10% of the Company’s shares may propose to convene an extraordinary general meeting to the Supervisory Committee. Such proposal shall be made to the Supervisory Committee in writing. — If the Supervisory Committee agrees to convene the extraordinary general meeting, a notice convening the general meeting shall be issued within five days upon receipt of such request. Should there be any amendments to the original proposal in the notice, the consent of the relevant Shareholders shall be obtained. — If the Supervisory Committee fails to give the notice of the general meeting within the specified time limit, it shall be deemed to have failed to convene or preside over the general meeting, in which case, Shareholder(s) either individually or jointly holding over 10% of the Company’s shares for more than 90 consecutive days shall have the right to convene and preside over the meeting by themselves. Pursuant to the relevant requirements of the Articles and Rules of Procedures for General Meetings of the Company, Shareholders have the right to inspect or make copies of the Articles, minutes of general meetings, resolutions of Board meetings, resolutions of meetings of the Supervisory Committee and financial or accounting reports. Shareholders may request to inspect the accounting books of the Company. In such case, such request shall be made to the Board office of the Company in writing and state its purposes. If the Company, on reasonable grounds, considers that the Shareholders are inspecting the accounting books for improper purposes and may result in damage to the Company’s legitimate interests, the Company may refuse the inspection and make written response to the Shareholders stating its reasons within 15 days upon delivery of the written request by the Shareholders. If the Company refuses the inspection, the Shareholders may make proposal to the People’s Court to request the Company to provide inspection of the accounting books of the Company. 80 China Eastern Airlines Corporation Limited 2020 Annual Report

Corporate Governance Pursuant to the relevant requirements of the Articles and Rules of Procedures for General Meetings of the Company, the procedures for the Shareholders to propose resolutions at the general meeting are as follows: — Shareholder(s) either individually or jointly holding over 3% of the issued shares of the Company carrying the right to vote may propose extraordinary resolutions and submit the same in writing to the convener prior to the holding of the general meeting. However, subject to the requirement of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, the Company shall issue supplemental circular of the new extraordinary resolutions and the relevant materials to the Shareholders at least 14 business days before the date of holding the general meeting. Therefore, the time for the proposing Shareholders to propose new extraordinary resolutions shall not be later than such time limit for issuing the supplemental circular to the Shareholders and shall consider and provide the Company reasonable time to prepare and despatch the supplemental circular. — The aforesaid proposed resolutions shall be reviewed by the Board and shall be included in the agenda of such meeting if the matters fall within the scope of terms of reference of the general meeting. The convener shall announce the content of the extraordinary resolutions by issuing a supplemental notice of the general meeting upon receipt of the proposed resolutions as soon as possible. If the Board considers that the content of the proposed resolutions do not fall within the scope of terms of reference of the general meeting, explanation and description shall be given at such general meeting, which, together with the content of such proposed resolutions and explanation of the Board, shall be published along with the resolutions of the general meeting in announcement after the conclusion of the meeting. — The Board shall review the proposed resolutions in accordance with the following principles: (1) Relevance. The Board shall review the resolutions proposed by the Shareholders. Matters in resolutions proposed by the Shareholders which have direct impact on the Company and are not outside the terms of reference of the general meeting as stipulated in the laws, regulations and the Articles shall be submitted to the general meeting for discussion. For matters which fail to meet the above requirements, it is recommended not to submit the proposed resolutions for discussion at the general meeting. (2) Procedural issues. The Board may make decisions on procedural issues concerning resolutions proposed by the Shareholders. Consent of the proposing Shareholders shall be obtained if the proposed resolutions will be split up or combined for voting. In the event of any objection to the change by the proposing Shareholders, the convener of the general meeting may present the procedural issues to the general meeting for decision and discussions shall be conducted in accordance with the procedures decided by the general meeting. Please refer to the section headed “Corporate Governance — Investor Relations” of this report for details of the contact information for Shareholders to inspect the relevant information and propose extraordinary resolutions. 81

Corporate Governance

In 2020, the Company convened two general meetings in total. The main information is as follows:

On 23 June 2020, the Company convened the 2019 annual general meeting at 21/F Conference Room AB, Catic Building, No. 212, Jiangning Road, Jing'an District, Shanghai. For details, please refer to the announcement of the Company dated 23 June 2020.

On 18 November 2020, the Company convened the 2020 first extraordinary general meeting at 21/F Conference Room AB, Catic Building, No. 212, Jiangning Road, Jing'an District, Shanghai. For details, please refer to the announcement of the Company dated 18 November 2020.

Attendance rate of Directors at general meetings were as follows:

Directors	Attendance/ Eligibility of Meetings	Attendance rate
Liu Shaoyong	2/2	100%
Li Yangmin	2/2	100%
Tang Bing	2/2	100%
Shao Ruiqing	2/2	100%
Cai Hongping	2/2	100%
Dong Xuebo	2/2	100%
Jiang Jiang	0/0	/
Wang Junjin	2/2	100%
Lin Wanli	2/2	100%
Yuan Jun	2/2	100%

Meeting of the Board

The chairman leads the Board to ensure that the Board performs its various duties effectively and is responsible for drawing up the agenda of the meeting of the Board and considering other matters that the other Directors propose to be included in the agenda. The agenda together with documents of the Board should be, as far as practicable, circulated at least three days prior to the meeting of the Board or its specialised committees. The chairman is also obliged to ensure that all the Directors are suitably briefed on matters to be raised in the meeting of the Board. The chairman ensures that the Directors receive information that is accurate, timely and clear. Through on-the-job training of Directors, continuous participation in meetings of the Board and of specialised committees of the Board and meetings with key persons in headquarters and other departments, the Directors are encouraged to update their skills, knowledge and their understanding of the Group.

The Company has established a specialised organization, i.e. the office of the Board, to work for the Board. All the Directors have access to the service of the company secretary. The company secretary periodically updates the Board of the latest information on governance and regulatory matters. The Directors may seek independent professional advice through the chairman for the purpose of performing their duties, with the cost borne by the Company. Specialised committees may also seek professional advice. The company secretary is responsible for the records of the Board meetings. These minutes of meetings together with other related documents for the Board meetings shall be made available to all members of the Board. Board meetings are meant to enable the Directors to have open and frank discussions.

82 China Eastern Airlines Corporation Limited | 2020 Annual Report

Corporate Governance In order to ensure sound corporate governance, as at the date of the publication of this annual report, the Board had four special committees in place: the Audit and Risk Management Committee, Nomination and Remuneration Committee, Planning and Development Committee and Aviation Safety and Environment Committee, with their terms of reference drawn up in accordance with the principles set out in the Code. The company secretary was responsible for drafting minutes of meetings for the committees, and the committees report to the Board. The Board held 11 meetings in 2020. Details of attendance of each Director at the Board meetings during the Reporting Period were as follows: Attendance/ Eligibility of Attendance Directors Meetings rate Liu Shaoyong 11/11 100% Li Yangmin 11/11 100% Tang Bing 11/11 100% Shao Ruiqing 11/11 100% Cai Hongping 11/11 100% Dong Xuebo 11/11 100% Jiang Jiang 0/0 / Wang Junjin 11/11 100% Lin Wanli 11/11 100% Yuan Jun 11/11 100% Note: Each Director attended the respective Board meetings in person. Directors’ Interests All the Directors shall declare to the Board upon their first appointment their capacities as directors or any other positions held in other companies or institutions, the declaration of which shall be renewed once a year. When the Board of the Company discusses any motion or transaction and considers any Director has any conflict of interest, the Director shall declare his interest and abstain from voting, and will excuse himself as appropriate. The Company shall, pursuant to guidelines applicable to the Company, request from Directors their confirmation if they or their associates are connected with any transactions entered into by the Company or its subsidiaries during each financial reporting period. Material related party transactions have been disclosed in the notes to the financial statements prepared in accordance with IFRSs of this report. Securities Transactions by Directors The Company has adopted the Model Code as set out in Appendix 10 to the Listing Rules as the securities transactions code for the Directors. Each of the Directors and the Supervisors has been provided with a copy of the Model Code upon his appointment. Having made specific enquiry of all Directors, the Company is not aware of any non-compliance of any Directors or the Supervisors with the required standard set out in the Model Code in 2020. 83

Corporate Governance The Company has also adopted the related provisions set out in Appendix 14 to the Listing Rules, and has established its Code of Conduct for Securities Transactions by Employees of the Company according to its own situation and with reference to the Model Code as set out in Appendix 10 to the Listing Rules. The aforesaid code of conduct shall apply to the conduct of dealings in the securities of the Company by the Supervisors and members of senior management of the Company. In addition, pursuant to the requirements of the Rules Governing the Listing of Stocks on the Shanghai Stock Exchange, the shares of the Company transferred by each of the Directors, Supervisors and members of senior management of the Company every year shall not exceed 25% of the total number of shares held by each of them, and they are not allowed to purchase the shares of the Company within six months after they have sold their shares. They are also not allowed to sell the shares of the Company within six months after they have bought the shares of the Company. Additionally, within six months after their retirement, they are not allowed to transfer the shares of the Company held by them. All the employees who may have unpublished price sensitive information related to the Group are also required to comply with the Model Code. During the Reporting Period, the Company is not aware of any breach of laws and regulations. Directors’ Responsibilities in Respect of Financial Statements The Directors confirm that they are responsible for the preparation of the financial statements of the Group. The Auditor’s Report of the Company’s auditors in respect of the financial statements is set out on pages 105 to 109 of this annual report. The Directors are not aware of any material uncertainties relating to events or conditions that may have a significant impact on the Company’s ability to continue as a going concern. Training of Directors Content of development of skills and training Directors participated Training course for directors of listed companies organised by the Tang Bing, and Jiang Jiang (the employee Association of Shanghai Listed Companies representative Director) Follow-up training course for independent directors organised by Shao Ruiqing and Dong Xuebo the Shanghai Stock Exchange Training course for directors All Directors The Board office of the Company is responsible for organising, arranging and reviewing the training and continuing professional development of the Directors and members of the senior management. Training of Company Secretary In 2020, Mr. Wang Jian, the company secretary of the Company, took no less than 15 hours of relevant professional training. The Board office of the Company is responsible for arranging and reviewing the training and continuing professional development of the Directors and members of the senior management. Audit and Risk Management Committee As at 31 December 2020, the Audit and Risk Management Committee of the Company comprised Mr. Shao Ruiqing and Mr. Cai Hongping, all of whom are independent Directors. Mr. Shao Ruiqing is the chairman of the committee. On 28 December 2020, Mr. Lin Wanli resigned to the Company as an independent Director and a member of the Audit and Risk Management Committee of the Board. On 26 January 2021, the Board appointed Mr. Dong Xuebo as a member of the Audit and Risk Management Committee of the Board. Mr. Dong Xuebo is an independent non-executive Director. 84 China Eastern Airlines Corporation Limited 2020 Annual Report

Corporate Governance 1. Main Duties of the Audit and Risk Management Committee The Audit and Risk Management Committee is responsible for checking and monitoring the financial reports and internal control of the Company, checking and evaluating the overall risk management of the Company, in particular the risk management and risk control system for material decision, significant events and major business, and overseeing their implementation. (1) Internal Audit The Company’s internal audit department is responsible for conducting an independent audit of whether or not the internal control system is sufficient and effective. The auditing plan is prepared using a risk-based approach and is discussed and finalised by the Audit and Risk Management Committee annually. Other than the pre-determined scope of work for each year, the department is also required to conduct other specific audits. The Group’s internal audit department primarily reports to the president, and may also report directly to the chairman of the Audit and Risk Management Committee. All the internal audit reports are delivered to the Directors, the president, chief financial officer, and the management of the department being audited and the related departments. The outcome of each audit, in summary, will also be discussed with the Audit and Risk Management Committee. The Board and the Audit and Risk Management Committee of the Company actively monitor the number and seriousness of the inspection results submitted by the internal audit department, and the relevant corrective measures taken by the relevant department. (2) Risk Management The Audit and Risk Management Committee of the Company is responsible for checking and evaluating the overall risk management of the Company and overseeing their implementation; and checking and evaluating the risk management and risk control system and duties on developing aviation fuel, foreign exchange and interest rate hedging businesses and overseeing their implementation. The internal audit department of the Company has undertaken related risk management duties and reports to the Audit and Risk Management Committee periodically. It is responsible for coordinating the implementation of appropriate procedures to manage the operational risks of the Group. The Group has established a comprehensive risk management system, with a comprehensive risk management and internal control main manual as the basis and sub-risk management and internal control manuals for principal departments and branches, through conducting continuous supervision and assessment of the design and operation of internal control at the Group’s overall and operational levels. The Board, being the highest leadership and decision-making organ for comprehensive risk management, established the Audit and Risk Management Committee, and has set up three levels of defence in risk management around the business units, risk management unit and internal audit department. The Board has incorporated the concept of internal risk control into every business unit and established the risk management framework to identify, assess and respond to substantial risks. The first level of defence in the Group’s risk management is the business units, for which risk management measures and internal control procedures have been incorporated into the work and operation of the business units. The second level of defence in the Group’s risk management is the risk management unit, which led and coordinated all business units and continuously supervised over relevant work to ensure that risk management in the Group has been fully executed. The third level of defence in the Group’s risk management is the internal audit department, which is directly responsible to the Board and the Audit and Risk Management Committee, and supervised and assessed every business unit and operational departments for risk management. 85

Corporate Governance The Group has established a general and continuous supervision mechanism, in order to discover defect in the design and operation of the internal risk control system in time. The internal audit department is responsible for auditing every business unit and operational department of the Group, and the internal audit is supervised and overseen by the Board and the Audit and Risk Management Committee. The internal audit department has to report regularly or upon request to the Supervisory Committee, the Board, the Audit and Risk Management Committee and the president, etc. Any defect in internal risk control discovered in supervision and checks should be reported in accordance with the internal audit procedures, and the relevant defects should be rectified and improved in accordance with the queries raised. 2. Attendance Rate of Members of the Audit and Risk Management Committee Meetings Attendance/ Eligibility of Members Meetings Attendance rate Shao Ruiqing 10/10 100% Cai Hongping 10/10 100% Dong Xuebo 0/0 / Lin Wanli 10/10 100% Note: All members of the Audit and Risk Management Committee attended the respective Audit and Risk Management Committee meetings in person. 3. Performance of Audit and Risk Management Committee The Audit and Risk Management Committee held 10 meetings in 2020. The Company’s senior management and external and internal auditors were invited to attend the meeting. Based on the reports of the external and internal auditors, and with reference to the accounting principles and practices, and internal controls adopted by the Company, the Audit and Risk Management Committee conducted reviews of audits, internal control, risk management and financial statements with a view to assessing whether the requirements of the Listing Rules are complied with. The Company’s first quarterly results, interim results and third quarterly results for 2020 and the final results for 2019 had been discussed in the Audit and Risk Management Committee’s meetings before they were submitted to the Board for approval. The Board did not have any disagreement on the selection, appointment, resignation and dismissal of external auditors. Please refer to the “2020 Performance Report of the Audit and Risk Management Committee” disclosed on the website of the Shanghai Stock Exchange by the Company on 30 March 2021 for the performance of the Audit and Risk Management Committee. In addition, the Audit and Risk Management Committee also conducted other compliance work to comply with PRC and USA reporting requirements in 2020, including guiding and overseeing the development of internal controls, listening and reviewing the overall plan for risk management, implementing risk management work in accordance with the requirements of the relevant regulatory authorities in full scale, reviewing the Company’s compliance with the Sarbanes-Oxley Act and considering the work undertaken by the management, including management assessment, to ensure the Company’s compliance with internal control regulations under Section 404 of the Sarbanes-Oxley Act. In 2020, the Board has reviewed the internal control system in relation to risk management and considered that the Company had discharged its duties of risk management and internal control of listed companies as required by the Hong Kong Listing Rules, and the Group’s risk management and internal control systems were effective and adequate during the year 2020. 86 China Eastern Airlines Corporation Limited 2020 Annual Report

Corporate Governance 4. The Detailed Working Rules of the Audit and Risk Management Committee are posted on the website of the Company (www.ceair.com). External Auditors For the Reporting Period, the audit and audit-related fees payable to Ernst & Young are estimated to be RMB16 million primarily for the annual audit of the Group’s 2020 financial statements prepared under IFRSs and PRC Accounting Standards and the other relevant documents applicable for the purpose of Form 20-F of the USA. For the Reporting Period, the tax related fees payable to Ernst & Young are estimated to be RMB0.48 million. The auditors’ remuneration shall be approved by the Audit and Risk Management Committee or the Board. The Audit and Risk Management Committee obtained a brief understanding of the scope of the non-audit services and related fees and was satisfied that the non-audit services (in respect of the nature of service and the total cost of non-regular audit services compared to regular audit service fee) had not affected the independence of the accounting firm. Planning and Development Committee As at 31 December 2020, the Planning and Development Committee of the Company comprised Mr. Tang Bing and Mr. Dong Xuebo. Mr. Tang Bing is the chairman of the committee. On 29 April 2020, Mr. Wang Junjin resigned as a member of the Planning and Development Committee of the Board. On 28 December 2020, Mr. Lin Wanli resigned as a member of the Planning and Development Committee of the Board. On 26 January 2021, the Board appointed Mr. Cai Hongping as a member of the Planning and Development Committee of the Board. 1. Main Duties of the Planning and Development Committee (1) To consider the annual operational goals of the Company and make recommendations to the Board; (2) To consider the annual investment proposal of the Company and make recommendations to the Board; (3) To consider the material investments (other than the annual investment proposal) of the Company and make recommendations to the Board; (4) To consider the development plan of the Company and make recommendations to the Board; (5) To study and consider the fleet development plan and aircraft purchase plan of the Company and submit independent report to the Board; (6) To study other major events which may have influence on the development of the Company and make recommendations in connection with the same; (7) To oversee the implementation of the above matters and conduct inspection of the same; (8) To consider other matters as authorised by the Board and oversee their implementation. 87

Corporate Governance 2.Attendance Rate of Members of the Planning and Development Committee Meetings Attendance/ Eligibility of Attendance Members Meetings rate Tang Bing6/6100% Cai Hongping0/0/ Dong Xuebo6/6100% Lin Wanli6/6100% Wang Junjin2/2100% Note: All members of the Planning and Development Committee attended the respective Planning and Development Committee meetings in person. 3. Performance of the Planning and Development Committee The Planning and Development Committee is responsible for studying, considering and making plans or recommendation in regard to the long term development plans and material investment decisions of the Company and overseeing their implementation. The major work done by the Planning and Development Committee in 2020 were as follows: (1) Convening committee meetings in compliance with laws and regulations In 2020, in compliance with laws and regulations, six committee meetings were convened to discuss and pass nine resolutions, including the 2020 Investment Plan of the Company, the resolution of the Company regarding the operating lease of certain narrow-body aircraft for 2021 to 2022, and material matters involving disposal of equity investment and significant investment of fixed assets such as the resolution of the Company regarding the transfer of all equity interest of Eastern Airlines Hotel Co., Ltd., in order to provide support for the Board’s decisions. (2) Strictly reviewing investment plans and rationally controlling the investment scale In 2020, considering the Company’s general goal of deepening reform, the committee strictly reviewed investment plans of fixed assets, rationally controlled the investment scale of infrastructure projects, paid attention to the implementation progress of material investment projects, examined the Company’s annual investment plan and agreed to establish the Xiamen branch to promote the construction of the Western Taiwan Straits Economic Zone. The committee also agreed to transfer the Company’s equity interest in Eastern Airlines Hotel Co., Ltd. and Shanghai Shangguo Investment Asset Management Co., Ltd. to promote the optimisation of the Company’s cash flow structure. (3) Optimising aircraft and asset management of the Company and facilitating the introduction of aircraft of the Company The committee considered the proposal for the operating lease of certain narrow-body aircraft for 2021 to 2022 and the proposal for the sale and leaseback of five A319 aircraft to optimise the Company’s fleet structure. 88 China Eastern Airlines Corporation Limited 2020 Annual Report

Corporate Governance (4) Conducting scientific planning and fully preparing for the “14th Five-Year” strategic plan All committee members participated in the discussion of the Company’s “14th Five-Year” strategic plan and put forward reasonable suggestions to promote the Company’s transformation from a traditional air carrier to a world-class smart air travel integrated service provider in the new era. They also guided the formulation of the Company’s development path for the new development stage including tasks, goals, implementation strategies and means of guarantee to promote coordinated development. 4. The Detailed Working Rules of the Planning and Development Committee are posted on the website of the Company (www.ceair.com). Nomination and Remuneration Committee As at 31 December 2020, the Nomination and Remuneration Committee of the Company comprised three Directors, namely Mr. Liu Shaoyong, Mr. Cai Hongping and Mr. Dong Xuebo. Mr. Liu Shaoyong is the chairman of the committee, and Mr. Cai Hongping and Mr. Dong Xuebo are independent non-executive Directors. On 29 April 2020, Mr. Wang Junjin resigned as a member of the Nomination and Remuneration Committee of the Board. On 28 December 2020, Mr. Lin Wanli resigned as a member of the Nomination and Remuneration Committee of the Board. When considering and approving nomination related matters, it shall be chaired by Mr. Liu Shaoyong; and when considering and approving remuneration related matters, it shall be chaired by Mr. Cai Hongping. 1. Main Duties of the Nomination and Remuneration Committee of the Board (1) To make recommendations to the Board regarding its size and composition based on the relevant provisions of the PRC Company Law and in the light of specific circumstances such as the characteristics of the Company’s equity structure; (2) To study the criteria and procedures for selecting Directors and senior management and make recommendations to the Board; (3) To extensively search for qualified candidates to become Directors and senior management; (4) To examine the candidates for the positions of Director and senior management and make recommendations in connection with the same; (5) To examine candidates for other senior management positions whose engagement is subject to approval by the Board and make recommendations in connection with the same; (6) To study and review the policies and plans for remuneration of the Directors and senior management; (7) To study the criteria for assessing the Directors and senior management, carry out such assessments and make recommendations in connection with the same; (8) To evaluate the performance of the Directors and senior management based on the Company’s actual business circumstances and make recommendations in connection with the same; (9) To be responsible for monitoring the implementation of the Company’s remuneration system; (10) Other matters delegated by the Board. 89

Corporate Governance According to the Working Rules of the Nomination and Remuneration Committee of the Board of Directors, the procedure for electing Directors and senior management is as follows: (1) the Nomination and Remuneration Committee shall actively liaise with the relevant departments of the Company to study the requirement for Directors and senior management, and produce a written document thereon; (2) the Nomination and Remuneration Committee may conduct a wide-ranging search for candidates for the positions of Director and senior management within the Company, within enterprises controlled by the Company or within enterprises in which the Company holds equity, and on the human resources market; (3) the profession, academic qualifications, professional titles, detailed work experience and all concurrently held positions of the initial candidates shall be compiled as a written document; (4) the Nomination and Remuneration Committee shall listen fully to the opinion of the nominee regarding his/her nomination; (5) a meeting of the Nomination and Remuneration Committee shall be convened, and the qualifications of the initial candidates shall be examined on the basis of the conditions for appointment of Directors and senior management; (6) before the selection of a new Director and the engagement of a new member of the senior management, the recommendations of and relevant information on the relevant candidate(s) shall be submitted to the Board; and (7) the Nomination and Remuneration Committee shall carry out other follow-up tasks based on the decisions of and feedback from the Board. According to the Board Diversity Policy of the Detailed Working Rules of the Nomination and Remuneration Committee of the Board: (1) When performing related duties, the Nomination and Remuneration Committee shall take into account the Board Diversity Policy required by the document, so as to supervise the execution of such policy, and review and amend the policy in due course to ensure its validity. (2) When reviewing the size and composition of the Board and searching and proposing candidates for Directors, the Nomination and Remuneration Committee shall take into account the relevant factors in accordance with the business model and actual requirements of the Company in order to achieve diversity of the Board. The Nomination and Remuneration Committee can consider Board diversity from different aspects, including but not limited to gender, age, cultural and educational background, race, profession and experience, skills, knowledge and length of service, etc. After taking into account of the related factors mentioned above, the Nomination and Remuneration Committee will offer the final appointment recommendations to the Board based on the strengths of the candidates and their contribution to the Board. 2.Attendance Rate of Members of the Nomination and Remuneration Committee Meetings Attendance/ Eligibility of Attendance Members Meetings rate Liu Shaoyong4/4100% Cai Hongping4/4100% Dong Xuebo4/4100% Lin Wanli4/4100% Wang Junjin2/2100% Note: All members of the Nomination and Remuneration Committee attended the respective Nomination and Remuneration Committee meetings in person. 90China Eastern Airlines Corporation Limited2020 Annual Report

Corporate Governance 3. Performance of the Nomination and Remuneration Committee Under the leadership of the Board, the Nomination and Remuneration Committee performed their duties diligently to standardise the election of Directors and members of senior management of the Company, establish and refine the incentive and assessment mechanism of Directors and members of senior management of the Company and realise the long-term goals of the Company. In 2020, the committee organised and convened four meetings and considered and approved the following issues: (1) On 15 January 2020, the committee considered and approved the work of the committee in 2019 and the work plan for 2020; (2) On 15 January 2020, the committee considered and approved the Resolution Regarding the Appointment of Vice President of the Company and nominated Cheng Guowei as a vice president of the Company for a term of office equal to that of the current session of the Board. On 29 April 2020, at the third meeting of the committee, the committee considered and approved the Resolution Regarding the Appointment of Vice President of the Company and nominated Liu Tiexiang as a vice president of the Company for a term of office equal to that of the current session of the Board. (3) On 31 March 2020, the committee considered the remuneration of Directors, Supervisors and senior management who received remuneration from the Company in 2019, and required the Company to disclose such matter in the 2019 annual report of the Company in accordance with relevant rules. (4) On 26 August 2020, the committee considered and approved the Resolution Regarding the Change of Senior Management of the Company and agreed that Wu Yongliang would no longer serve as the a vice president and the chief financial officer of the Company due to work arrangement, and agreed to nominate Zhou Qimin as the chief financial officer of the Company for a term of office equal to that of the current session of the Board. 4. The Detailed Working Rules of the Nomination and Remuneration Committee are posted on the website of the Company (www.ceair.com). Remuneration Policy of Directors Directors generally do not receive remuneration from the Company except independent non-executive Directors who receive a fixed remuneration. However, Directors who serve in other administrative positions of the Company will receive salary separately for those positions. Certain Directors received emoluments from CEA Holding, the parent of the Company, in respect of their directorship or senior management positions in the Company and its subsidiaries. Generally, the policy regarding the remuneration packages of Directors are aimed primarily at linking the remuneration of Directors and their performance to the objectives of the Company, in order to motivate them in their performance and retain them. Pursuant to the policy, the Directors are not allowed to approve their own remuneration. The major composition of remuneration of the Directors includes basic salary and bonus. Basic Salary The Directors review the basic salary of each Director on an annual basis pursuant to the remuneration policy of the Company. In 2020, pursuant to the service contracts entered into between the Company and each of the Directors, the Directors are entitled to receive a fixed basic salary. 91

Corporate Governance

Bonus

Bonuses are calculated based on the measurable performance and contribution of the operating units for which the Directors are responsible.

Remuneration Policy of Independent Non-executive Directors

Remuneration (before tax) received by the independent non-executive Directors in 2020 were as follows:

Name	Remuneration before tax (RMB10,000)
Lin Wanli	0
Shao Ruiqing	20
Cai Hongping	20
Dong Xuebo	6

Remuneration of Senior Management

The remuneration payable to the members of senior management of the Company in 2020 as at 31 December 2020 were as follows:

Name	Position	Remuneration before tax (RMB10,000)
Li Yangmin	Vice Chairman, President	–
Jiang Jiang	Employee Representative Director, Vice President (resigned as a Vice President with effect from 26 January 2021)	236.11
Zhou Qimin	Chief Financial Officer (appointed as a Vice President with effect from 26 January 2021)	–
Feng Dehua	Vice President	–
Cheng Guowei	Vice President	–
Liu Tiexiang	Vice President	
Wang Jian	Board Secretary, Company Secretary	146.59
Wu Yongliang	Ex-Vice President and Chief Financial Officer (resigned as a Vice President and the Chief Financial Officer with effect from 28 August 2020)	–
Total	/	**382.70**

Aviation Safety and Environment Committee

1. Main Duties of the Aviation Safety and Environment Committee of the Board

The Aviation Safety and Environment Committee is responsible for consistent implementation of the relevant laws and regulations of national aviation safety and environmental protection, examining and overseeing the aviation safety management of the Company, studying, considering and making recommendation on aviation safety plans and major issues of the related safety duties and overseeing their implementation, studying, considering and making recommendation on major environmental protection issues in relation to aviation carbon emission on domestic and international levels and overseeing their implementation.

92 China Eastern Airlines Corporation Limited | 2020 Annual Report

Corporate Governance

2. **Attendance Rate of Members of the Aviation Safety and Environment Committee Meetings**

Members	Attendance/ Eligibility of Meetings	Attendance rate
Li Yangmin	2/2	100%
Shao Ruiqing	2/2	100%
Jiang Jiang	0/0	/
Yuan Jun	2/2	100%

Note: All members of the Aviation Safety and Environment Committee attended the respective Aviation Safety and Environment Committee meetings in person.

3. **Performance of Aviation Safety and Environment Committee**

Under the leadership of the Board, the Aviation Safety and Environment Committee performed in accordance with the requirements under the Detailed Working Rules of the Aviation Safety and Environment Committee of the Board (the "Detailed Working Rules"), and provided guidelines to the relevant operational departments of the Company to consistently implement the relevant laws and regulations of national aviation safety and environmental protection, so as to ensure the safe and green operation of the Company, which laid the foundation for the sustainable development of the Company. The Committee consistently implemented the relevant laws and regulations of national aviation safety and environmental protection in accordance with the requirements of the Detailed Working Rules to further enhance the aviation safety plans and guidelines of the Company. The committee also studied and provided guidance on the major environmental protection issues in relation to aviation carbon emission on domestic and international levels. In 2020, the Aviation Safety and Environment Committee strengthened guidance on civil aviation safety and major environmental protection issues in relation to aviation carbon emission, and convened two meetings in accordance with laws and regulations.

Provided guidance on aviation safety management: In 2020, the committee thoroughly implemented the spirit of the important instructions given by General Secretary Xi Jinping on civil aviation safety, precisely judged the situation and resolutely ensured safe production. In the face of the sudden outbreak of COVID-19, the Company adhered to safety standard, carefully planned and deployed operation, and took decisive actions to successfully complete important tasks such as charter flights for rendering support for COVID-19 prevention and mitigation, Passenger-to-Freighter Conversion, the NPC & CPPCC National Committee annual sessions and the third China International Import Expo.

Provided guidance on the Company's environmental protection work: (1) actively participated in international affairs, paid attention to the global climate governance process and continuously paid attention to the green recovery of aviation; (2) actively responded to climate change and implemented market-based emission reduction mechanism; (3) practised the concept of green development and jointly promoted energy conservation and emission reduction measures; (4) carried out the construction of ecological civilisation and comprehensively implemented pollution prevention and control; (5) completed the release and training of the energy and environmental protection system manual; and (6) commenced the formulation of the "14th Five-Year" green development plan.

4. **The Detailed Working Rules of the Aviation Safety and Environment Committee are posted on the website of the Company (www.ceair.com).**

93

Corporate Governance Internal Control System The Board shall be responsible for the overall internal control system of the Company and the Group and review the effectiveness of the internal control system through the Audit and Risk Management Committee at least once a year. The internal control system of the Company is essential to risk management which, in turn, is important in ensuring that operational objectives can be achieved. The Company established internal control procedures to prevent assets from unauthorised use or disposal, to ensure the maintenance of appropriate accounting records and to provide reliable financial information either for internal use or for dissemination externally. However, the control procedures aim at reasonably (but not absolutely) assuring that there will not be material misrepresentation, loss or misconduct. The internal control system of the Company is prepared in accordance with the relevant laws and regulations, subsidiary regulations and constitutional documents. The Group reviews the effectiveness of its internal control system annually, which includes control over finance, operations, compliance with laws and regulations as well as risk management. The results of the review have been reported to the Audit and Risk Management Committee and the Board. Main Features of the Internal Control System (1) Organisational Structure The Group established the internal control working team in 2020, which is responsible for the organisation and implementation of internal control appraisal of the year. The working team is led by the leader of the Group’s auditing work, and key staff of each operation unit is designated as team members. (2) Work Arrangement According to the internal control evaluation work arrangement of 2020, all units of the Company were arranged to carry out self-inspection on internal control, organise centralised on-site testing and collect daily inspection data of safety operation. Firstly, the Company’s 15 functional departments, 12 secondary units, 10 branches and 9 subsidiaries (a total of 46 units) conducted self-inspection on internal control in accordance with the internal control evaluation programme and based on their own business characteristics. Secondly, the working team selected 36 key units to conduct on-site testing on their key business processes. Finally, the working team collected and compiled the data on daily inspections and audits of safe operation of each unit as a key component of internal control evaluation. It was determined that the internal control evaluation for the year focused on the Company’s overall control process, 37 business control processes and 32 core business information system control processes. The business control processes included a total of 243 business cycles and more than 4,600 odd control points in the financial report part, and 214 business cycles and more than 4,400 odd control points in the non-financial report part. (3) Evaluation Work Organisation and Safeguard Measures To effectively promote internal control evaluation work, the working team intensified information communication through the formulation of contact system, regular meeting and work briefing system, and held internal control promotion meeting for key stages of on-site testing to strengthen the organisational management of projects. The working team guided through centralised training, one-on-one tutoring, on-site supervision, on-site explanation and questions and answers covering all stages of the internal control evaluation work, and publicised and explained internal control principles, application of evaluation standard and work skills to improve the internal control evaluation skills of each unit. 94 China Eastern Airlines Corporation Limited 2020 Annual Report

Corporate Governance Procedures for Processing and Publication of Inside Information and Internal Control Measures During the assessment of internal control of the Group, all entities should strictly follow the principle of “immediate rectification”, immediately rectify the internal control defects identified, while formulate rectification plan for those internal control defects which cannot be rectified immediately for pushing forward the progress of rectification. To further implement the rectification in internal control defects and enhance the optimisation of internal control, upon the completion of defect identification, the Company will publish documents to require the relevant entities to formulate rectification measures for those defects with incomplete rectification, clarify the responsibilities and time limits for rectification and diligently assign the rectification work. The Board confirms that the Company has systems and procedures in place to identify, manage and report material risks in the course of achieving its strategic objectives. The Board continues to monitor risks with the support of the specialised committees and senior management. Such systems aim to manage but not eliminate the risk of failure to achieve business objectives, and can only provide reasonable but not absolute assurance for the absence of material misrepresentation or loss. Investor Relations The Company places emphasis on the communication with investors. Based on the Investor Relations Management System and the Detailed Implementation Rules for Management of Investor Relations, the Company further fosters corporate integrity and self-discipline, realises standardised operation and ensures that the interests of its investors are protected through ways such as on-site communication, phone, fax and the Internet to facilitate its communication with investors. The Company places emphasis on the communication with investors and undertakes that the disclosure it makes is fair and the reports it provides are comprehensive and transparent. The routine communication of the Board with Shareholders is conducted through the Board secretary, representative of the Company’s securities affairs and investor relations staff. The Company has drawn up and implemented the Investor Relations Management System and the Detailed Implementation Rules for Management of Investor Relations to clarify the basic principles and structure of investor relations management, as well as the details and duties of investor relations to further promote the Company’s integrity and operation in compliance to achieve the ultimate goals of maximising corporate value and Shareholders’ interests and protect investors’ benefit. The Company has also drawn up and implemented the Information Disclosure Management System and has further improved the Company’s information disclosure system in order to ensure the accuracy, completeness and timeliness of information disclosed to the public. In 2020, the Company carried out various forms of investor exchanges. The Company organised 3 conference calls for analysts and investors for the 2019 annual and 2020 interim and quarterly results, with 347 investors joining the meetings. The Company received investor research and participated in strategy meetings of securities institutions for 27 times, and communicated with 314 investors. The Company responded to various investor inquiries on the Shanghai Stock Exchange’s E-interactive platform in a timely manner, and responded to 60 inquiries throughout the year with a response rate of 100%. Through holding the “results briefings” and “investors reception day for listed companies in Shanghai”, we have built a platform for communication with small and medium investors and strived to enhance the Company’s image in the capital market. On 23 June 2020, the Company held the 2019 annual general meeting in Shanghai. On 18 November 2020, the Company held the 2020 first extraordinary general meeting in Shanghai. At the aforesaid general meetings, each matter was proposed as an individual resolution and voted by poll. 95

Corporate Governance Investors and the public may access the Company’s website (www.ceair.com) and download related documents from the online database. The website also sets out details of each of the Company’s operations. Announcements or other documents issued by the Company may also be downloaded from the website of the Company. Based on the information publicly available to the Company and to the knowledge of the Directors of the Company, at least 25% of the issued share capital of the Company was held by the public. As at 31 December 2020, there were 212,408 Shareholders on the Company’s register of Shareholders. For any enquiries for the Board, Shareholders may contact the company secretary by telephone (8621-22330930, 22330935) or e-mail at ir@ceair.com; or may put forward their questions at the annual general meeting or extraordinary general meeting directly. In respect of the procedures for Shareholders to convene annual general meeting or extraordinary general meeting and propose resolutions, Shareholders may enquire with the company secretary through the aforesaid channels. Shareholders may enquire related information and propose extraordinary resolutions with the Board secretary or representative of the Company’s securities affairs through the following channels: Board secretary, Company secretary Wang Jian Address Board office, China Eastern Airlines Corporation Limited, 36 Hongxiang 3rd Road, Minhang District, Shanghai Telephone 021-22330930 Fax 021-62686116 Email ir@ceair.com Representative of securities affairs Yang Hui Address Board office, China Eastern Airlines Corporation Limited, 36 Hongxiang 3rd Road, Minhang District, Shanghai Telephone 021-22330920 Fax 021-62686116 Email davidyang@ceair.com Business Licence Related Information The unified social credit code of business licence of the Company is 913100007416029816. Changes in Constitutional Documents The Company did not make any amendment to the Articles of the Company during 2020. On behalf of the Board Liu Shaoyong Chairman Shanghai, the PRC 30 March 2021 96 China Eastern Airlines Corporation Limited 2020 Annual Report

Report of the Supervisory Committee Dear Shareholders, In 2020, pursuant to the PRC Company Law, the Corporate Governance Standards for Listed Companies, the Articles and other relevant laws and regulations and regulatory documents, the Supervisory Committee of the Company supervised the legality and compliance of the finance of the Company and the performance of duties by the Directors, president and other senior management of the Company, and safeguarded the legitimate rights and interests of the Company and its Shareholders. Work of the Supervisory Committee in 2020 1. Earnestly performing the supervision function In 2020, the Supervisory Committee held five meetings to consider and approve 19 resolutions. Strictly complying with the statutory requirements, the Supervisory Committee published statements of Supervisors on the Company’s periodic reports, reviewed and issued opinions on major issues such as the Company’s connected transactions, internal control and use of proceeds, and earnestly fulfilled its supervisory duties in accordance with regulatory requirements. 2. Enhancing information communication and improving regulatory effectiveness The Supervisory Committee has maintained sound communication and contact with external regulatory authorities, China Association for Public Companies, the Board, external lawyers of the Company and internal auditors of the Company. The Supervisory Committee keeps abreast of the latest regulatory requirements, is ready to receive supervision and guidance from regulatory authorities and coordinates the implementation of regulatory advice to ensure that the work of the Supervisory Committee can better meet regulatory requirements. 3. Strengthening the coordination mechanism and improving the “Three as One” combination The Supervisory Committee strengthened the internal supervision coordination mechanism, and focused on integrating the supervision, internal audit and risk internal control supervision resources of the Supervisory Committee. Taking advice from the Annual Internal Control Evaluation Report, the Supervisory Committee focused on key areas of supervision, and promoted the establishment of internal control system from system design to organisational management, business process to control and headquarters management model to grassroots project units. Taking advice from the special assessments on internal control establishment and information system of major investment projects and network resource security as well as reporting on special inspection of high-risk businesses, the Supervisory Committee strengthened the Company’s major risk management and control. 97

Report of the Supervisory Committee Independent Opinion of the Supervisory Committee 1. Opinion on the Legality of the Operation of the Company In 2020, the Supervisory Committee monitored the procedures of convening the general meetings and Board meetings and their resolutions, execution of the resolutions passed in the general meetings by the Board, and execution of the resolutions passed in the Board meetings by the management. It is of the view that the Company has strictly complied with the PRC Company Law, the PRC Securities Law, the Rules Governing the Listing of Stocks on the Shanghai Stock Exchange, the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, the Articles and other regulations in drawing operational decision making, monitored its operations based on law, continuously optimised the internal control system and further enhanced its corporate governance standards. The Directors and senior management of the Company were able to protect the interests of the Shareholders and the Company as a whole and carry out their duties with dedication. The Supervisory Committee did not discover any of their actions that in any way violated the laws, regulations or the Articles or were prejudicial to the interests of the Company. 2. Opinion on the Financial Position of the Company The Supervisory Committee seriously reviewed the Company’s 2019 financial report, 2019 profit distribution proposal, 2019 annual report and 2019 financial audit report issued by the PRC and international auditors expressing unqualified opinions. The Supervisory Committee is of the opinion that the Company’s 2019 financial report truly reflects the financial position and operating results of the Company for the Reporting Period. The Supervisory Committee agreed to the Company’s 2019 financial audit report issued by the auditors and the Company’s 2019 profit distribution proposal. 3. Opinion on Connected Transactions of the Company In 2020, the Supervisory Committee conducted examination on the resolution in respect of the connected transactions of the Company. After the review conducted on all connected transactions of the Company in 2020, the Supervisory Committee is of the view that all contracts, agreements and other relevant documents related to connected transactions of the Company complied with legal procedures, and the terms of the transactions were fair and reasonable to the Company and all Shareholders as a whole. The connected transactions were dealt with under stringent principles of “fairness, impartiality and transparency”. The Supervisory Committee did not discover any acts of insider trading or breach of good faith by the Board in decision making, agreement signing and information disclosure. 4. Opinion on the Internal Control of the Company The Supervisory Committee has duly reviewed the Assessment Report of the Company’s Internal Control for the year 2019 and has no objection with the self-assessment report of the Board. The Supervisory Committee has also seriously reviewed the internal control audit report issued by the auditors. The Supervisory Committee is of the view that the Company has a developed internal control and regulation system in place and the implementation in actual circumstances is satisfactory. On behalf of the Supervisory Committee Xi Sheng Chairman of the Supervisory Committee Shanghai, the PRC 30 March 2021 98 China Eastern Airlines Corporation Limited 2020 Annual Report

Social Responsibilities

The Group insisted on the five development visions of "Innovation, Coordination, Green Development, Openness and Sharing", integrating social responsibilities into the traditional core scopes of the Company's management in terms of aviation safety, passenger services and staff development. The Group actively engaged in economic, social and environmental responsibilities, and continued to deal with environmental and social issues such as climate change, sustainable use of resources and targeted poverty alleviation.

Major Awards Obtained in 2020

During the Reporting Period, the performance of the Group's social responsibilities management was satisfactory and received wide recognition from society. Major awards related to social responsibilities were as follows:

Name of award	Awarding institutions
Rated as the highest "excellent" grade in the performance evaluation of targeted poverty alleviation by the central government	Leading group of poverty alleviation and development of the State Council
Sixth "National Civilized Unit"	Office of the Central Guidance Commission on Building Spiritual Civilization
National March 8th Red Banner Collective on fighting against COVID-19	Jointly selected by the All-China Women's Federation, National Health Commission and Political Work Department of the Central Military Commission
Advanced unit of civil aviation for winning the "Blue Sky Defense Battle"	CAAC
Rated "A" on the ESG ratings assessment by MSCI, an international index company	MSCI, an international index company
BrandZ™ Top 100 Most Valuable Chinese Brands 2020 (ranked 57th)	WPP and Kantar
BrandZ™ Top 50 Chinese Global Brand Builders 2020 (ranked 17th)	Google, WPP and Kantar
Airlines 50 2020 (ranked 10th)	Brand Finance
2020 Top 500 Chinese Enterprises (ranked 153rd)	China Enterprise Confederation/ China Enterprise Directors Association
2020 Top 100 Chinese Multinational Companies and Multinational Index (ranked 63rd)	China Enterprise Confederation/ China Enterprise Directors Association
2020 Top 100 Chinese Leading Enterprises in Strategic Emerging Industries (ranked 80th)	China Enterprise Confederation/ China Enterprise Directors Association
2020 Top 500 Chinese Service Enterprises (ranked 63rd)	China Enterprise Confederation/ China Enterprise Directors Association

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Social Responsibilities

Name of award	Awarding institutions
The 5G smart travel service project developed by the Company in cooperation with Huawei and China Unicom won the Best Mobile Innovation for Work award in the 2020 Global Mobile (GLOMO) Awards	GSMA, an authoritative organisation of the global mobile communications industry
Ranked first in the "2020 Top Ten Outstanding Chinese Enterprises in Overseas Image Building"	Jointly selected by the News Center of the SASAC, China Report Press of the China Foreign Languages Publishing Administration and China International Cultural Communication Center of the China Foreign Languages Publishing Administration
Top 20 Chinese Enterprises — Overseas Image	Jointly selected by the News Center of the SASAC, China Report Press of the China Foreign Languages Publishing Administration and China International Cultural Communication Center of the China Foreign Languages Publishing Administration
The 7th "State-owned Enterprises Good News" award: Weibo and Weixin category — Weixin First Prize, Weibo First Prize and Weibo Third Prize; Radio and Television category — Third Prize; International Communications category — Third Prize and Excellence Award	News Center of the SASAC and Central Enterprise Media Alliance
2020 Top Ten Outstanding Chinese Enterprises in Overseas Image Building	Chinese Enterprise Global Image Summit 2020
2020 Excellent Chinese Enterprise in Overseas Image Building — Overseas Pandemic Control category	Chinese Enterprise Global Image Summit 2020
"Take off at any time and build an airlift" won the "Fighting COVID-19 Award" of the 2nd "Belt and Road Initiative" Short Video Competition	Jointly organised by the China Public Diplomacy Association, News Center of the SASAC and Huanqiu.com
"A special 'overseas returnee' story" won the "Overseas Popularity Award" of the 2nd "Belt and Road Initiative" Short Video Competition	Jointly organised by the China Public Diplomacy Association, News Center of the SASAC and Huanqiu.com
Selected as a "Golden Bee Enterprise" in the "2020 Golden Bee Corporate Social Responsibility — China List"	China Sustainability Tribune and Golden Bee Think Tank
"Golden Bee 2020 Excellent Social Responsibility Report" List (selected for the third consecutive year)	The 13th China Corporate Social Responsibility Report International Conference

100 China Eastern Airlines Corporation Limited | 2020 Annual Report

Social Responsibilities

Name of award	Awarding institutions
"Golden Bee 2020 Excellent Corporate Social Responsibility Report — Evergreen Award"	The 13th China Corporate Social Responsibility Report International Conference
The 16th China Best Public Relations Competition — Gold Award in the Overseas Communications Category for Telling Chinese Stories	China Public Relations Association
The 16th China Best Public Relations Competition — Silver Award in the Corporate Brand Communications Category	China Public Relations Association
Ranked third in the "2020 Overseas Network Communication Capability Construction Report of Central Enterprises"	New Media Communication Research Center of Beijing Normal University, ChinaDaily.com.cn and Guangming Online
The 5th "Top 100 Online Positive Energy Articles"	Cyberspace Administration of China
2020 Golden Lion Awards — "Best Public Service Film" Gold Award, "Best Advertising Film" Silver Award, "Best Editing" Silver Award, "Best Soundtrack" Silver Award and "Best Toning" Bronze Award	China Advertising Magazine
Special Award of the 10th Shanghai Outstanding Public Relations Competition	Shanghai Public Relations Association
Silver Award of the 10th Shanghai Outstanding Public Relations Competition	Shanghai Public Relations Association
Outstanding Social Communication Award of the 10th Shanghai Outstanding Public Relations Competition	Shanghai Public Relations Association
First Prize of the 8th National Brand Story Microfilm Competition — National Finals	China Association for Quality
Rated "A" in the evaluation of information disclosure by the Shanghai Stock Exchange	Shanghai Stock Exchange
The Most Trusted Listed Company Award	CNR.cn
Golden Bull Award for Investor Relations Management	China Securities Journal

101

Social Responsibilities Poverty Alleviation 1. Targeted Poverty Alleviation Plans The Company and CEA Holding (“CEA”), the controlling Shareholder, have made general arrangements to jointly organise targeted poverty alleviation. CEA has adhered to the “high-quality, high-level and sustainable” approach, and continued to carry out targeted poverty alleviation in Cangyuan and Shuangjiang counties in Yunnan (the “two counties”). Leveraging the advantages of the aviation industry, CEA carried out precise poverty alleviation focusing on industrial development, tourism revitalisation, poverty alleviation through consumption, education and medical care and safe drinking water, increased capital investment, innovated poverty alleviation means, integrated various resources of the Company, drove social forces and endeavoured to make positive contributions to poverty alleviation and economic and social development, thereby demonstrating the responsibility of central enterprises. 2. Summary of Targeted Poverty Alleviation for the Year 2020 witnessed the end of the decisive battle against poverty alleviation. The management of the Company visited Yunnan for eight times for on-site investigations to conduct special research on poverty alleviation and continuous rural revitalisation, and facilitated the signing of strategic cooperation agreement on in-depth implementation of rural revitalisation between CEA Holding and Lincang Municipal Government. The independent Directors of the Company actively participated in poverty alleviation and visited Yunnan for several times for investigations, and coordinated experts from the National Bee Research Institute to make special trips to poverty alleviation sites to teach beekeeping techniques, so as to promote the smooth implementation of local poverty alleviation. While successfully finishing the “13th Five-Year Plan” poverty alleviation tasks, CEA has also planned for the commencement of the “14th Five-Year Plan” rural revitalisation. CEA continued to increase poverty alleviation efforts in the two counties and ensure unimpeded transportation. Under the severe impact of COVID-19, CEA overcame difficulties and continued to increase poverty alleviation efforts. In 2020, CEA invested RMB41,021,100 in poverty alleviation, with the amount of poverty alleviation through consumption reaching RMB40 million. Since the outbreak of COVID-19, CEA has insisted on providing continuous flights to Lincang area, and launched new round-trip routes from Cangyuan to Lijiang, Lincang to Lijiang and Lincang to Chengdu, so as to facilitate migrant workers returning to work and students returning to school across regions and ensure unimpeded air transportation. CEA has established a “sky road” connecting rural areas to the world, delivering people, logistics, information, capital and technology to assist local economic recovery and development and facilitate stable local poverty alleviation. CEA has fully supported local industries in poverty alleviation and boosted local economic development. In the past five years, CEA has established an industrial poverty alleviation mechanism of “central enterprise + local government + leading enterprise + cooperatives + farmers” in impoverished villages, built 16 poverty alleviation industrial bases, assisted the construction of 40 demonstration villages and beautiful villages, completed 686 dilapidated housing renovation and created more than 10,000 job positions. CEA has also organised the establishment of poverty alleviation funds in local areas to form a virtuous cycle of poverty alleviation project — poverty alleviation funds — poverty alleviation project, thereby promoting industrial development and driving more impoverished households to continuously increase their income. CEA has actively promoted rural culture and local tourism development. In addition to launching new routes and carrying out poverty alleviation through industries, CEA has also actively promoted local culture and products, and improved the quality of poverty alleviation through the development of rural tourism industry to boost the development of local tourism economy. CEA has made full use of on-board publications and video media to actively promote rural culture, and facilitated the development 102 China Eastern Airlines Corporation Limited 2020 Annual Report

Social Responsibilities of tourism in Cangyuan and Shuangjiang by cooperating with “We are in Action” (), a large-scale poverty alleviation charity programme of Dragon Television, inviting Hu Ge, the brand ambassador of CEA, to shoot a promotional video in Cangyuan while also integrating local cultural characteristics. CEA has thereby enabled the connection between the world and Lincang. CEA has vigorously carried out poverty alleviation through consumption to drive local product sales. CEA has actively organised the network of production and marketing to effectively solve the problem of difficult sales of agricultural products in the two counties. CEA has robustly organised charitable poverty alleviation bazaars to help farmers through “online + offline” means. CEA has also continued to increase the purchase of agricultural products from the two counties. Among which, tea leaves from Washan Mountain have been used in CEA flights, and agricultural products such as honey and local chicken from Cangyuan have been used in the kitchens of CEA, offering passengers with local tastes. In the past three years, CEA has contributed a total of approximately RMB60 million in poverty alleviation through consumption. CEA has extensively mobilised all sectors of society to carry out voluntary services for poverty alleviation. Leveraging the advantages of having many business partners, significant international characteristics and broad scope of influence, CEA has actively coordinated and introduced domestic social resources such as Li Ning Company, Shanxi Securities, Beijing Hongzhi Middle School, China Foundation for Poverty Alleviation and Shanghai Children’s Hospital, and invited overseas business partners such as Air Lease Corporation and KLM to jointly visit local areas for poverty alleviation and make efforts together to promote rural revitalisation in China. CEA has continuously promoted poverty alleviation through education and medical care to improve the quality of life of people. For impoverished villages where educational resources are scarce and educational facilities are outdated, CEA has invested RMB8.7 million to build a teaching building for Shuangjiang No. 1 Middle School to strengthen poverty alleviation through compulsory education. The “Rural Dream — CEA Shuangjiang Hongzhi Class” has enabled children in the rural areas to receive high-quality educational resources. CEA has implemented the Cangyuan “New Era Rural Revitalisation College” project to cultivate groups of grassroots managers and farmers for rural revitalisation. CEA has also donated funds to schools in designated poverty alleviation villages, and organised vocational skills training and targeted job fairs for the corresponding impoverished villages. In terms of poverty alleviation through medical care, in the past five years, CEA has helped 66 impoverished villages build village clinics and purchase equipment, benefiting more than 60,000 impoverished people. Together with a high-quality medical team from Shanghai, free consultations for impoverished people have been provided. CEA has also implemented the rural drinking water safety guarantee project to allow more villagers to drink safe water easily. Over the years, CEA’s vigorous poverty alleviation efforts have brought profound changes to Cangyuan and Shuangjiang counties. The two counties have fundamentally transformed from being national key counties for poverty alleviation to being counties successfully shaken off poverty; from restricting local development to driving rapid local development; from engaging in primitive farming to realising organisation of industrial development; from living in huts to living in comfortable houses; and from fetching water with a bamboo basket to having safe drinking water. CEA’s poverty alleviation efforts in the two counties have gained unanimous praise from local people and the society. At the National Poverty Alleviation Summary and Commendation Conference (), the Company was awarded the title of “National Poverty Alleviation Advanced Group” () by the Central Committee of the Communist Party and the State Council, and was the only central enterprise and civil aviation enterprise that was awarded this supreme title of honour for its principal business as a whole. 103

Social Responsibilities Results of Targeted Poverty Alleviation Work in 2020 Unit: RMB10,000 Indicators Amount and implementation I. Overall situation 1. Capital1 8,102.11 2. Supplies converted in cash 3. Number of registered impoverished people for poverty alleviation (person) 66,090 II. Sub-item investment 1. Poverty alleviation through industry development 1.1 Type of poverty alleviation through industry projects Poverty alleviation through agricultural industry 1.2 Number of poverty alleviation through industry projects (unit) 8 1.3 Amount invested in poverty alleviation through industry projects 814.50 1.4 Number of registered impoverished people for poverty alleviation (person) 31,293 2. Poverty alleviation through occupation shift 2.1 Amount invested in vocational skills training 989.08 2.2 Number of people receiving vocational skills training (person/times) 7,459 2.3 Number of registered impoverished people under employment (person) 2,222 4. Poverty alleviation through education 4.1 Amount invested to subsidise impoverished students 22.40 4.2 Number of impoverished students subsidised (person) 16 4.3 Amount invested to improve educational resources in impoverished areas 1,379.03 5. Poverty alleviation through healthcare 5.1 Amount invested for medical and health resources in impoverished areas 100 6. Other projects 6.1 Number of projects (unit) 4 6.2 Amount invested 797.10 6.3 Number of registered impoverished people for poverty alleviation (person) 2,081 6.4 Description of other projects Safe drinking water project III. Awards received: Received the highest ranking of recognition in evaluation conducted for targeted poverty alleviation work by the central government in 2018 and 2019, and the title of National Poverty Alleviation Advanced Group () 1 The data includes the amount of CEA’s investment in poverty alleviation and amount of poverty alleviation through consumption. Subsequent Consolidation and Expansion of Results of Poverty Alleviation and the Rural Revitalisation Plan 2021 is the first year of the “14th Five-Year Plan”, and is also a crucial year to consolidate and expand the results of poverty alleviation and comprehensively promote rural revitalisation. CEA will thoroughly implement the spirit of the Fifth Plenary Session of the 19th CPC Central Committee, continue to promote the consolidation and expansion of results of poverty alleviation and the effective facilitation of rural revitalisation, comprehensively summarise the experience and practices of targeted poverty alleviation, and promote the implementation of poverty alleviation measures. CEA will continue to fulfil the responsibility of targeted poverty alleviation, select the first secretary and managers stationed in villages for poverty alleviation, continue to increase investment in poverty alleviation, establish rural revitalisation colleges of the new era, launch routes for rural revitalisation, assist the development of rural industries, and improve the level of education and medical care, so as to achieve complete success in poverty alleviation and make new and greater contributions to comprehensive rural revitalisation for the country! 104 China Eastern Airlines Corporation Limited 2020 Annual Report

Independent Auditor’s Report [Graphic Appears Here] To the shareholders of China Eastern Airlines Corporation Limited (Established in the People’s Republic of China with limited liability) Opinion We have audited the consolidated financial statements of China Eastern Airlines Corporation Limited (the “Company”) and its subsidiaries (the “Group”) set out on pages 110 to 223, which comprise the consolidated statement of financial position as at 31 December 2020, and the consolidated statement of profit or loss and other comprehensive income, the consolidated statement of changes in equity and the consolidated statement of cash flows for the year then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies. In our opinion, the consolidated financial statements give a true and fair view of the consolidated financial position of the Group as at 31 December 2020, and of its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with International Financial Reporting Standards (“IFRSs”) issued by the International Accounting Standards Board (“IASB”) and have been properly prepared in compliance with the disclosure requirements of the Hong Kong Companies Ordinance. Basis for opinion We conducted our audit in accordance with International Standards on Auditing (“ISAs”) issued by the International Auditing and Assurance Standards Board. Our responsibilities under those standards are further described in the Auditor’s responsibilities for the audit of the consolidated financial statements section of our report. We are independent of the Group in accordance with the Code of Ethics for Professional Accountants (the “Code”) issued by the Hong Kong Institute of Certified Public Accountants, and we have fulfilled our other ethical responsibilities in accordance with the Code. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion. Key audit matters Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. For each matter below, our description of how our audit addressed the matter is provided in that context. We have fulfilled the responsibilities described in the Auditor’s responsibilities for the audit of the consolidated financial statements section of our report, including in relation to these matters. Accordingly, our audit included the performance of procedures designed to respond to our assessment of the risks of material misstatement of the consolidated financial statements. The results of our audit procedures, including the procedures performed to address the matters below, provide the basis for our audit opinion on the accompanying consolidated financial statements. 105

Independent Auditor’s Report Key audit matters (continued) Key audit matter Recognition of contract liabilities for frequent flyer programme As disclosed in Notes 2.4, 3, 5 and 34 to the consolidated financial statements, the Group operates a frequent flyer programme that issues mileage points to program members for future redemption. The Group defers a portion of passenger revenue attributable to the mileage points issued using the relative stand-alone selling price approach and recognizes revenue when the mileage points are redeemed and performance obligations are fulfilled or the mileage points expire unused. The standalone selling price of the mileage points was estimated based on the historical prices of equivalent flights and goods provided for mileage points redeemed, adjusted for mileage points that are not expected to be redeemed (“Breakage”). At 31 December 2020, the Group’s contract liabilities for frequent flyer programme amounted to RMB1,781 million. Auditing the Group’s estimation was complex due to the significant assumptions used in determining the estimated stand- alone selling price of mileage points, which include the testing of historical prices of equivalent flights and goods provided for redemption of mileage points and the estimated Breakage. Changes in the significant assumptions could have a significant effect on the balance of contract liabilities for frequent flyer programme and the results of operations. Provision for lease return costs for aircraft and engines At 31 December 2020, the Group’s provision for lease return costs for aircraft and engines under lease arrangements totaled RMB6,990 million. As described in Notes 2.4, 3 and 37 to the consolidated financial statements, certain lease arrangements contain provisions for the Group’s obligations to fulfill certain return conditions at the end of their respective lease terms. The Group estimates its provision for lease return costs for aircraft and engines by taking into account anticipated aircraft and engines’ utilization patterns and the anticipated return costs derived from historical experience of actual return costs incurred. These costs are recognized as part of the right-of- use assets on the Group’s consolidated statement of financial position and are depreciated over their respective lease terms. Auditing the Group’s provision for lease return costs for aircraft and engines involved complex auditor judgment due to the estimation uncertainty of the anticipated aircraft and engines’ utilization patterns and anticipated return costs used by management to quantify the provision. Different estimates could significantly affect the estimated provision for lease return costs for aircraft and engines. How our audit addressed the key audit matter We obtained an understanding, evaluated the design, and tested the operating effectiveness of controls over the Group’s accounting for its frequent flyer programme, including controls over management’s review of the significant assumptions discussed above and the completeness and accuracy of the underlying data used. Our audit procedures included, among others, evaluating the Group’s methodology for estimating the stand-alone selling price of mileage points including Breakage. We tested the historical prices of equivalent flights and goods provided for redemption of mileage points, including the completeness and accuracy of the underlying data used in the calculation. We also compared the estimated Breakage with the Group’s historical redemption pattern and further considered current industry and economic trends and other relevant factors that might trigger changes to the estimated Breakage. Additionally, we tested the completeness and accuracy of the underlying mileage points data used in the Group’s methodology and performed sensitivity analyses to evaluate the changes to the Group’s contract liabilities that would result from changes in the Breakage. We obtained an understanding, evaluated the design and tested the operating effectiveness of the Group’s controls over the measurement of the provision for lease return costs, including testing controls over management’s review of anticipated aircraft and engines’ utilization patterns and anticipated return costs. To test the Group’s lease return provision, our audit procedures included, among others, evaluating the estimation used by the Group to determine the provision based on contractual clauses by testing a sample of lease arrangements with return condition clauses. We compared management’s plans for future utilization of aircraft and engines against the respective historical utilization patterns. Additionally, we evaluated anticipated return costs by comparing management’s prior years’ anticipated return costs estimates with actual return costs incurred by the Group. 106 China Eastern Airlines Corporation Limited 2020 Annual Report

Key audit matters (continued) Key audit matter Impairment testing of aircraft and engines and allocated goodwill At 31 December 2020, the carrying amount of the Group’s owned and leased aircraft and engines and allocated goodwill included in the cash-generating unit of airline transportation operations was RMB80,959 million, RMB115,678 million and RMB11,270 million, respectively. As disclosed in Notes 2.4, 3, 16 and 19 to the consolidated financial statements, the Group performs an impairment test on aircraft and engines when an indication of impairment exists, and performs goodwill impairment test annually or more frequently if events or changes in circumstances indicate that the value may be impaired. This requires an estimation of the recoverable amount which is the higher of its value in use and its fair value less costs of disposal. Management uses the value in use of the cash- generating unit of airline transportation operations to determine the recoverable amount. Estimating the value in use requires the Group to estimate the projected future cash flows from the cash-generating unit and to choose a suitable discount rate to calculate the present value of those projected cash flows. Auditing the Group’s impairment test of owned and leased aircraft and engines and allocated goodwill included in the cash generating unit of airline transportation operations was complex due to the significant estimation required in determining the value in use of the cash-generating unit. In particular, the estimated value in use was sensitive to significant assumptions such as revenue growth rate, terminal growth rate and the discount rate applied to the projected cash flows. These assumptions may be affected by unexpected changes in future market or economic conditions. Independent Auditor’s Report How our audit addressed the key audit matter We obtained an understanding, evaluated the design, and tested the operating effectiveness of controls over the Group’s impairment testing of owned and leased aircraft and engines and allocated goodwill included in the cash generating unit of airline transportation operations, including controls over management’s review of the significant assumptions described above and the data used in the valuation. To test the value in use estimates of the cash-generating unit of airline transportation operations, our audit procedures included, among others, evaluating the valuation methodology and testing the significant assumptions discussed above and the underlying data used by the Group in its assessment. We involved our valuation specialists to assist in evaluating management’s valuation methodology and assessing the terminal growth rate and discount rate applied. We compared the significant assumptions used by management to current industry and economic trends and other relevant factors and assessed management’s projected cash flows by comparing the Group’s historical estimates to actual results. Additionally, we performed sensitivity analyses to evaluate the changes in the value in use of the cash-generating unit that would result from changes in the significant assumptions. Other information included in the Annual Report The directors of the Company are responsible for the other information. The other information comprises the information included in the Annual Report, other than the consolidated financial statements and our auditor’s report thereon. Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon. In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

107

Independent Auditor’s Report Responsibilities of the directors for the consolidated financial statements The directors of the Company are responsible for the preparation of the consolidated financial statements that give a true and fair view in accordance with IFRSs and the disclosure requirements of the Hong Kong Companies Ordinance, and for such internal control as the directors determine is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error. In preparing the consolidated financial statements, the directors of the Company are responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors of the Company either intend to liquidate the Group or to cease operations or have no realistic alternative but to do so. The directors of the Company are assisted by the Audit and Risk Management Committee in discharging their responsibilities for overseeing the Group’s financial reporting process. Auditor’s responsibilities for the audit of the consolidated financial statements Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Our report is made solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements. As part of an audit in accordance with ISAs, we exercise professional judgement and maintain professional scepticism throughout the audit. We also: • Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. • Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control. • Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the directors. 108 China Eastern Airlines Corporation Limited 2020 Annual Report

Independent Auditor’s Report Auditor’s responsibilities for the audit of the consolidated financial statements (continued) • Conclude on the appropriateness of the directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern. • Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation. • Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion. We communicate with the Audit and Risk Management Committee regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit. We also provide the Audit and Risk Management Committee with a statement that we have complied with relevant ethical requirements regarding independence and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied.From the matters communicated with the Audit and Risk Management Committee, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication. The engagement partner on the audit resulting in this independent auditor’s report is Cheung Ng. Ernst & Young Certified Public Accountants Hong Kong 30 March 2021 109

Consolidated Statement of Profit or Loss and Other Comprehensive Income

(Prepared in accordance with International Financial Reporting Standards)

Year ended 31 December 2020

	Notes	2020 RMB million	2019 RMB million
Revenue	5	58,727	120,986
Other operating income and gains	6	5,698	7,202
Operating expenses			
Aircraft fuel		(13,840)	(34,191)
Take-off and landing charges		(9,331)	(16,457)
Depreciation and amortisation		(22,255)	(22,080)
Wages, salaries and benefits	8	(20,827)	(24,152)
Aircraft maintenance		(3,451)	(3,380)
Food and beverages		(1,589)	(3,667)
Low value and short-term lease rentals		(358)	(631)
Selling and marketing expenses		(1,570)	(4,134)
Civil aviation development fund		–	(1,831)
Ground services and other expenses		(872)	(2,476)
Impairment charges	9	(184)	(4)
Impairment losses on financial assets, net	10	(32)	(16)
Fair value changes of financial asset at fair value through profit or loss		(26)	25
Indirect operating expenses		(3,930)	(5,113)
Total operating expenses		(78,265)	(118,107)
Operating (loss)/profit	7	(13,840)	10,081
Share of results of associates	20	(82)	265
Share of results of joint ventures	21	(13)	17
Finance income	11	2,660	96
Finance costs	12	(5,213)	(6,160)
(Loss)/profit before income tax		(16,488)	4,299
Income tax credit/(expense)	13	3,927	(819)
(Loss)/profit for the year		(12,561)	3,480
(Loss)/profit attributable to:			
Equity holders of the Company		(11,836)	3,192
Non-controlling interests		(725)	288
		(12,561)	3,480
(Loss)/earnings per share attributable to the equity holders of the Company			
— Basic and diluted (RMB)	15	(0.72)	0.21
Other comprehensive income			
Other comprehensive income that may be reclassified to profit or loss in subsequent periods:			
Cash flow hedges			
Effective portion of changes in fair value of hedging instruments arising during the year		153	40
Reclassification adjustments for losses/(gains) included in the consolidated statement of profit or loss		57	(186)
Income tax effect		(52)	36
		158	(110)
Net other comprehensive income that may be reclassified to profit or loss in subsequent periods		158	(110)

110 China Eastern Airlines Corporation Limited | 2020 Annual Report

Consolidated Statement of Profit or Loss and Other Comprehensive Income (Prepared in accordance with International Financial Reporting Standards) Year ended 31 December 2020 Other comprehensive income that will not be reclassified to profit or loss in subsequent periods: Fair value changes of equity investments designated at fair value through other comprehensive income, net of tax Share of other comprehensive income of an associate, net of tax Actuarial (losses)/gains on the post-retirement benefit obligations, net of tax Net other comprehensive income that will not be reclassified to profit or loss in subsequent periods Other comprehensive income for the year, net of tax Total comprehensive income for the year Total comprehensive income attributable to: Equity holders of the Company Non-controlling interests Notes 20 38 2020 RMB million (209) 2 (61) (268) (110) (12,671) (11,940) (731) (12,671) 2019 RMB million 16 7 40 63 (47) 3,433 3,141 292 3,433

Consolidated Statement of Financial Position

(Prepared in accordance with International Financial Reporting Standards)

31 December 2020

	Notes	2020 RMB million	2019 RMB million
Non-current assets			
Property, plant and equipment	16	101,043	99,437
Investment properties	17	166	653
Right-of-use assets	18(a)	118,210	128,704
Intangible assets	19	11,718	11,698
Advanced payments on acquisition of aircraft		17,240	16,222
Investments in associates	20	1,793	1,977
Investments in joint ventures	21	594	627
Equity investments designated at fair value through other comprehensive income	22	995	1,274
Derivative financial instruments	23	37	27
Other non-current assets	24	5,345	3,970
Deferred tax assets	25	5,011	853
		262,152	265,442
Current assets			
Flight equipment spare parts	26	2,054	2,407
Trade receivables	27	1,124	1,717
Financial asset at fair value through profit or loss	28	95	121
Prepayments and other receivables	29	11,198	14,093
Derivative financial instruments	23	362	43
Restricted bank deposits	30	12	6
Cash and cash equivalents	31	7,651	1,350
Assets classified as held for sale	32	2	6
		22,498	19,743
Current liabilities			
Trade and bills payables	33	3,220	3,877
Contract liabilities	34	3,671	10,178
Other payables and accruals	35	21,619	22,602
Current portion of lease liabilities	18(b)	14,073	15,590
Current portion of borrowings	36	57,150	25,233
Income tax payable		48	351
Current portion of provision for lease return costs for aircraft and engines	37	24	519
Derivative financial instruments	23	3	13
		99,808	78,363
Net current liabilities		(77,310)	(58,620)
Total assets less current liabilities		184,842	206,822

112 China Eastern Airlines Corporation Limited | 2020 Annual Report

Consolidated Statement of Financial Position (Prepared in accordance with International Financial Reporting Standards) 31 December 2020 Non-current liabilities Lease liabilities Borrowings Provision for lease return costs for aircraft and engines Contract liabilities Derivative financial instruments Post-retirement benefit obligations Other long-term liabilities Deferred tax liabilities Net assets Equity Equity attributable to the equity holders of the Company — Share capital — Reserves Non-controlling interests Total equity The financial statements were approved by the Board of Directors on 30 March 2021 and were signed on its behalf. Notes 18(b) 36 37 34 23 38 39 25 40 41 2020 RMB million 82,178 30,745 6,966 1,320 138 2,373 1,955 13 125,688 59,154 16,379 39,870 56,249 2,905 59,154 2019 RMB million 94,685 26,604 6,659 1,499 10 2,419 2,278 22 134,176 72,646 16,379 52,629 69,008 3,638 72,646 Liu Shaoyong Chairman [Graphic Appears Here] Li Yangmin President [Graphic Appears Here] 113

Consolidated Statement of Changes in Equity

(Prepared in accordance with International Financial Reporting Standards)

Year ended 31 December 2020

	Attributable to the equity holders of the Company				Non-controlling interests	Total equity
	Share capital RMB million	Other reserves RMB million	Retained profits RMB million	Total RMB million	RMB million	RMB million
At 1 January 2019	14,467	27,045	14,901	56,413	3,430	59,843
Profit for the year	–	–	3,192	3,192	288	3,480
Other comprehensive income	–	(51)	–	(51)	4	(47)
Total comprehensive income for the year	–	(51)	3,192	3,141	292	3,433
Issue of shares	1,912	7,530	–	9,442	–	9,442
Dividend paid to non-controlling interests	–	–	–	–	(84)	(84)
Transfer from retained profits	–	212	(212)	–	–	–
Others	–	11	1	12	–	12
At 31 December 2019	16,379	34,747*	17,882*	69,008	3,638	72,646
Loss for the year	–	–	(11,836)	(11,836)	(725)	(12,561)
Other comprehensive income	–	(104)	–	(104)	(6)	(110)
Total comprehensive income for the year	–	(104)	(11,836)	(11,940)	(731)	(12,671)
Final 2019 dividend	–	–	(819)	(819)	–	(819)
Dividend paid to non-controlling interests	–	–	–	–	(2)	(2)
At 31 December 2020	16,379	34,643*	5,227*	56,249	2,905	59,154

* As at 31 December 2020, these reserve accounts comprise the consolidated reserves of RMB39,870 million (2019: RMB52,629 million) in the consolidated statement of financial position.

114 China Eastern Airlines Corporation Limited | 2020 Annual Report

Consolidated Statement of Cash Flows

(Prepared in accordance with International Financial Reporting Standards)

Year ended 31 December 2020

	Note	2020 RMB million	2019 RMB million
Cash flows from operating activities			
Cash generated from operations	43(a)	1,480	30,137
Income tax paid		(269)	(1,165)
Net cash flows from operating activities		1,211	28,972
Cash flows from investing activities			
Additions to property, plant and equipment and other non-current assets		(7,247)	(7,589)
Investments in joint ventures		–	(110)
(Net) proceeds from disposal of a subsidiary		–	(90)
Proceeds from disposal of property, plant and equipment		894	157
Proceeds from novation of purchase rights		–	2,366
Proceeds from disposal of intangible assets		5	2
Proceeds from disposal of an equity investment		–	5
Dividends received		100	241
Settlement relating to derivative financial instruments		(28)	104
Loan to a joint venture		(7)	–
Proceeds from repayment of loans to a joint venture		–	15
Net cash flows used in investing activities		(6,283)	(4,899)
Cash flows from financing activities			
Proceeds from issue of shares		–	9,442
Proceeds from draw-down of short-term bank loans		28,883	6,986
Proceeds from draw-down of long-term bank loans		10,823	300
Proceeds from issuance of short-term debentures		77,200	39,000
Proceeds from issuance of long-term debentures and bonds		1,998	7,755
Repayments of short-term bank loans		(9,130)	(12,868)
Repayments of long-term bank loans		(1,948)	(4,033)
Repayments of short-term debentures		(69,200)	(35,000)
Repayments of long-term debentures and bonds		(2,453)	(5,567)
Repayments of principal of lease liabilities		(18,439)	(23,895)
Interest paid		(5,482)	(5,494)
Settlement relating to derivative financial instruments		(4)	82
Dividends paid		(819)	–
Dividends paid to non-controlling interests of subsidiaries		(3)	(83)
Net cash flows from/(used in) financing activities		11,426	(23,375)
Net increase in cash and cash equivalents		6,354	698
Cash and cash equivalents at beginning of year		1,350	646
Effect of foreign exchange rate changes, net		(53)	6
Cash and cash equivalents at 31 December		7,651	1,350

115

Notes to the Consolidated Financial Statements

(Prepared in accordance with International Financial Reporting Standards)

31 December 2020

1 Corporate and Group Information

China Eastern Airlines Corporation Limited (the "Company"), a joint stock company limited by shares, was established in the People's Republic of China (the "PRC") on 14 April 1995. The address of the Company's registered office is 66 Airport Street, Pudong International Airport, Shanghai, the PRC. The Company and its subsidiaries (together, the "Group") are principally engaged in the operation of civil aviation, including the provision of passenger, cargo, mail delivery and other extended transportation services.

In the opinion of the directors, the holding company and ultimate holding company of the Company is China Eastern Air Holding Company Limited ("CEA Holding"), formerly named as China Eastern Air Holding Company, a state-owned enterprise established in the PRC.

The A shares, H shares and American Depositary Shares are listed on the Shanghai Stock Exchange, The Stock Exchange of Hong Kong Limited and The New York Stock Exchange, respectively.

These financial statements were approved and authorised for issue by the Company's Board of Directors (the "Board") on 30 March 2021.

Information about subsidiaries

Particulars of the Company's principal subsidiaries at the end of the reporting period are as follows:

Name	Place and date of incorporation/ registration and place of business	Issued ordinary/ registered share capital	Percentage of equity attributable to the Company		Principal activities
		million	Direct	Indirect	
China Eastern Airlines Jiangsu Co., Ltd. ("CEA Jiangsu")	PRC/Mainland China 7 April 1993	RMB2,000	62.56%	–	Provision of airline services
China Eastern Airlines Wuhan Co., Ltd. ("CEA Wuhan")	PRC/Mainland China 16 August 2002	RMB1,750	60%	–	Provision of airline services
Shanghai Eastern Flight Training Co., Ltd. ("Shanghai Flight Training")	PRC/Mainland China 18 December 1995	RMB694	100%	–	Provision of flight training services
Shanghai Airlines Co., Ltd. ("Shanghai Airlines")	PRC/Mainland China 16 March 2010	RMB500	100%	–	Provision of airline services
China Eastern Airlines Technology Co., Ltd. ("Eastern Technology")	PRC/Mainland China 19 November 2014	RMB4,300	100%	–	Provision of airline maintenance services
One two three Airlines Co., Ltd. ("OTT Airlines") (Originally named Eastern Business Airlines Co., Ltd.)	PRC/Mainland China 27 September 2008	RMB1,500	100%	–	Provision of business aviation services

116 China Eastern Airlines Corporation Limited | 2020 Annual Report

Notes to the Consolidated Financial Statements

(Prepared in accordance with International Financial Reporting Standards)

31 December 2020

1 Corporate and Group Information (continued)

Information about subsidiaries (continued)

Name	Place and date of incorporation/ registration and place of business	Issued ordinary/ registered share capital million	Percentage of equity attributable to the Company Direct	Indirect	Principal activities
China Eastern Airlines Yunnan Co., Ltd. ("CEA Yunnan")	PRC/Mainland China 2 August 2011	RMB3,662	90.36%	–	Provision of airline services
Eastern Air Overseas (Hong Kong) Co., Ltd. ("Eastern Air Overseas")	Hong Kong 10 June 2011	HKD280	100%	–	Provision of import and export, investment, leasing and consultation services
China United Airlines Co., Ltd. ("China United Airlines")	PRC/Mainland China 21 September 1984	RMB1,320	100%	–	Provision of airline services
Eastern Airlines Hotel Co., Ltd.	PRC/Mainland China 18 March 1998	RMB70	100%	–	Provision of hotel services primarily to crew
China Eastern Airlines Application Development Center Co., Ltd. ("Application Development Center")	PRC/Mainland China 21 November 2011	RMB498	100%	–	Provision of research and development of technology and products in the field of aviation
China Eastern Airlines E-Commerce Co., Ltd. ("Eastern E-Commerce")	PRC/Mainland China 1 December 2014	RMB50	100%	–	E-commerce platform and ticket agent

The above table lists the subsidiaries of the Company which, in the opinion of the directors, principally affected the results for the years ended 31 December 2020 and 2019 or formed a substantial portion of the net assets of the Group. To give details of other subsidiaries would, in the opinion of the directors, result in particulars of excessive length.

All of the subsidiaries of the Company listed above are limited liability companies.

117

Notes to the Consolidated Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2020 2.1 Basis of Preparation These financial statements have been prepared in accordance with all applicable International Financial Reporting Standards (“IFRSs”) issued by the International Accounting Standards Board (“IASB”) and the disclosure requirements of the Hong Kong Companies Ordinance. They have been prepared under the historical cost convention, except for equity investments designated at fair value through other comprehensive income, financial assets at fair value through profit or loss and derivative financial instruments which have been measured at fair value. Disposal groups held for sale are stated at the lower of their carrying amounts and fair values less costs to sell as further explained in Note 2.4. These financial statements are presented in Renminbi (“RMB”) and all values are rounded to the nearest million except when otherwise indicated. Basis of consolidation The consolidated financial statements include the financial statements of the Company and its subsidiaries for the years ended 31 December 2020 and 2019. A subsidiary is an entity (including a structured entity), directly or indirectly, controlled by the Company. Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee (i.e., existing rights that give the Group the current ability to direct the relevant activities of the investee). When the Company has, directly or indirectly, less than a majority of the voting or similar rights of an investee, the Group considers all relevant facts and circumstances in assessing whether it has power over an investee, including: (a) the contractual arrangement with the other vote holders of the investee; (b) rights arising from other contractual arrangements; and (c) the Group’s voting rights and potential voting rights. The financial statements of the subsidiaries are prepared for the same reporting period as the Company, using consistent accounting policies. The results of subsidiaries are consolidated from the date on which the Group obtains control, and continue to be consolidated until the date that such control ceases. Profit or loss and each component of other comprehensive income are attributed to the owners of the parent of the Group and to the non-controlling interests, even if this results in the non-controlling interests having a deficit balance. All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are eliminated in full on consolidation. The Group reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control described above. A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction. If the Group loses control over a subsidiary, it derecognises (i) the assets (including goodwill) and liabilities of the subsidiary, (ii) the carrying amount of any non-controlling interest and (iii) the cumulative translation differences recorded in equity; and recognises (i) the fair value of the consideration received, (ii) the fair value of any investment retained and (iii) any resulting surplus or deficit in profit or loss. The Group’s share of components previously recognised in other comprehensive income is reclassified to profit or loss or retained profits, as appropriate, on the same basis as would be required if the Group had directly disposed of the related assets or liabilities. 118 China Eastern Airlines Corporation Limited 2020 Annual Report

Notes to the Consolidated Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2020 2.1 Basis of Preparation (continued) Going concern As at 31 December 2020, the Group’s current liabilities exceeded its current assets by approximately RMB77.31 billion. In preparing the financial statements, the Board has conducted a detailed review over the Group’s going concern ability based on the current financial situation. The Board has considered the Group’s available sources of funds as follows: • Unutilised banking facilities of approximately RMB33.67 billion as at 31 December 2020; • Other available sources of financing from banks and other financial institutions given the Group’s credit history; and • The Group’s expected net cash inflows from operating activities in 2021. The Board considers that the Group will be able to obtain sufficient financing to enable it to operate, as well as to meet its liabilities as and when they become due, and the capital expenditure requirements for the upcoming twelve months. Accordingly, the Board believes that it is appropriate to prepare these financial statements on a going concern basis without including any adjustments that would be required should the Group fail to continue as a going concern. 2.2 Changes in Accounting Policies and Disclosures The Group has adopted the Conceptual Framework for Financial Reporting 2018 and the following revised IFRSs for the first time for the current year’s financial statements. Amendments to IFRS 3 Definition of a Business Amendments to IFRS 9, IAS 39 and IFRS 7 Interest Rate Benchmark Reform Amendment to IFRS 16 COVID-19-Related Rent Concessions (early adopted) Amendments to IAS 1 and IAS 8 Definition of Material The nature and the impact of the Conceptual Framework for Financial Reporting 2018 and the revised IFRSs are described below. (a) Conceptual Framework for Financial Reporting 2018 (the “Conceptual Framework”) sets out a comprehensive set of concepts for financial reporting and standard setting, and provides guidance for preparers of financial statements in developing consistent accounting policies and assistance to all parties to understand and interpret the standards. The Conceptual Framework includes new chapters on measurement and reporting financial performance, new guidance on the derecognition of assets and liabilities, and updated definitions and recognition criteria for assets and liabilities. It also clarifies the roles of stewardship, prudence and measurement uncertainty in financial reporting. The Conceptual Framework is not a standard, and none of the concepts contained therein override the concepts or requirements in any standard. The Conceptual Framework did not have any significant impact on the financial position and performance of the Group. 119

Notes to the Consolidated Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2020 2.2Changes in Accounting Policies and Disclosures (continued) (b) Amendments to IFRS 3 clarify and provide additional guidance on the definition of a business. The amendments clarify that for an integrated set of activities and assets to be considered a business, it must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create output. A business can exist without including all of the inputs and processes needed to create outputs. The amendments remove the assessment of whether market participants are capable of acquiring the business and continue to produce outputs. Instead, the focus is on whether acquired inputs and acquired substantive processes together significantly contribute to the ability to create outputs. The amendments have also narrowed the definition of outputs to focus on goods or services provided to customers, investment income or other income from ordinary activities. Furthermore, the amendments provide guidance to assess whether an acquired process is substantive and introduce an optional fair value concentration test to permit a simplified assessment of whether an acquired set of activities and assets is not a business. The Group has applied the amendments prospectively to transactions or other events that occurred on or after 1 January 2020. The amendments did not have any impact on the financial position and performance of the Group. (c) Amendments to IFRS 9, IAS 39 and IFRS 7 address issues affecting financial reporting in the period before the replacement of an existing interest rate benchmark with an alternative risk-free rate (“RFR”). The amendments provide temporary reliefs which enable hedge accounting to continue during the period of uncertainty before the introduction of the alternative RFR. In addition, the amendments require companies to provide additional information to investors about their hedging relationships which are directly affected by these uncertainties. The Group has applied the temporary reliefs to continue its existing interest rate hedging relationships. Information of the hedging relationships to which the Group applies the temporary reliefs is disclosed in Note 23 to the financial statements. (d) Amendment to IFRS 16 provides a practical expedient for lessees to elect not to apply lease modification accounting for rent concessions arising as a direct consequence of the COVID-19 pandemic. The practical expedient applies only to rent concessions occurring as a direct consequence of the pandemic and only if (i) the change in lease payments results in revised consideration for the lease that is substantially the same as, or less than, the consideration for the lease immediately preceding the change; (ii) any reduction in lease payments affects only payments originally due on or before 30 June 2021; and (iii) there is no substantive change to other terms and conditions of the lease. The amendment is effective for annual periods beginning on or after 1 June 2020 with earlier application permitted and shall be applied retrospectively. During the year ended 31 December 2020, certain monthly lease payments for the leases of the Group’s buildings, aircraft and engines have been reduced or waived by the lessors upon reducing the scale of production as a result of the pandemic and there are no other changes to the terms of the leases. The Group has early adopted the amendment on 1 January 2020 and elected not to apply lease modification accounting for all rent concessions granted by the lessors as a result of the pandemic during the year ended 31 December 2020. Accordingly, a reduction in the lease payments arising from the rent concessions of RMB3 million has been accounted for as a variable lease payment by derecognising part of the lease liabilities and crediting to profit or loss for the year ended 31 December 2020. (e) Amendments to IAS 1 and IAS 8 provide a new definition of material. The new definition states that information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements. The amendments clarify that materiality will depend on the nature or magnitude of information, or both. The amendments did not have any significant impact on the financial position and performance of the Group.

Notes to the Consolidated Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2020 2.3 Issued but not yet Effective International Financial Reporting Standards The Group has not applied the following new and revised IFRSs, that have been issued but are not yet effective, in these financial statements. Amendments to IFRS Amendments to IFRS IFRS 7, IFRS 4 and IFRS 16 Amendments to IFRS IFRS 17 Amendments to IFRS Amendments to IAS 1 Amendments to IAS 1 Amendments to IAS 8 Amendments to IAS 16 Amendments to IAS 37 Annual Improvements to IFRS Standards 2018–2020 3 9, IAS 39, 10 and IAS 28 17 Reference to the Conceptual Framework 2 Interest Rate Benchmark Reform — Phase 2 1 Sale or Contribution of Assets between an Investor and its Associate or Joint Venture4 Insurance Contracts 3 Insurance Contracts 3, 5 Classification of Liabilities as Current or Non-current 3 Disclosure of Accounting Policies3 Definitions of Accounting Estimates3 Property, Plant and Equipment: Proceeds before Intended Use 2 Onerous Contracts — Cost of Fulfilling a Contract 2 Amendments to IFRS 1, IFRS 9, Illustrative Examples accompanying IFRS 16, and IAS 412 1 Effective for annual periods beginning on or after 1 January 2021 2 Effective for annual periods beginning on or after 1 January 2022 3 Effective for annual periods beginning on or after 1 January 2023 4 No mandatory effective date yet determined but available for adoption 5 As a consequence of the amendments to IFRS 17 issued in June 2020, IFRS 4 was amended to extend the temporary exemption that permits insurers to apply IAS 39 rather than IFRS 9 for annual periods beginning before 1 January 2023 Further information about those IFRSs that are expected to be applicable to the Group is described below: Amendments to IFRS 3 are intended to replace a reference to the previous Framework for the Preparation and Presentation of Financial Statements with a reference to the Conceptual Framework for Financial Reporting issued in March 2018 without significantly changing its requirements. The amendments also add to IFRS 3 an exception to its recognition principle for an entity to refer to the Conceptual Framework to determine what constitutes an asset or a liability. The exception specifies that, for liabilities and contingent liabilities that would be within the scope of IAS 37 or IFRIC 21 if they were incurred separately rather than assumed in a business combination, an entity applying IFRS 3 should refer to IAS 37 or IFRIC 21 respectively instead of the Conceptual Framework. Furthermore, the amendments clarify that contingent assets do not qualify for recognition at the acquisition date. The Group expects to adopt the amendments prospectively from 1 January 2022. Since the amendments apply prospectively to business combinations for which the acquisition date is on or after the date of first application, the Group will not be affected by these amendments on the date of transition. 121

Notes to the Consolidated Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2020 2.3 Issued but not yet Effective International Financial Reporting Standards (continued) Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 address issues not dealt with in the previous amendments which affect financial reporting when an existing interest rate benchmark is replaced with an alternative RFR. The Phase 2 amendments provide a practical expedient to allow the effective interest rate to be updated without adjusting the carrying amount when accounting for changes in the basis for determining the contractual cash flows of financial assets and liabilities, if the change is a direct consequence of the interest rate benchmark reform and the new basis for determining the contractual cash flows is economically equivalent to the previous basis immediately preceding the change. In addition, the amendments permit changes required by the interest rate benchmark reform to be made to hedge designations and hedge documentation without the hedging relationship being discontinued. Any gains or losses that could arise on transition are dealt with through the normal requirements of IFRS 9 to measure and recognise hedge ineffectiveness. The amendments also provide a temporary relief to entities from having to meet the separately identifiable requirement when an RFR is designated as a risk component. The relief allows an entity, upon designation of the hedge, to assume that the separately identifiable requirement is met, provided the entity reasonably expects the RFR risk component to become separately identifiable within the next 24 months. Furthermore, the amendments require an entity to disclose additional information to enable users of financial statements to understand the effect of interest rate benchmark reform on an entity’s financial instruments and risk management strategy. The amendments are effective for annual periods beginning on or after 1 January 2021 and shall be applied retrospectively, but entities are not required to restate the comparative information. The Group had certain interest-bearing bank borrowings and lease liabilities denominated in USD, EUR and SGD based on London Interbank Offered Rate (“LIBOR”), Euro Interbank Offered Rate (“EURIBOR”) and Singapore Interbank Offered Rate (“SIBOR”) as at 31 December 2020. If those interest rates of these borrowings and lease liabilities are replaced by RFRs in a future period, the Group will apply this practical expedient upon the modification of these borrowings when the “economically equivalent” criterion is met and expects that no significant modification gain or loss will arise as a result of applying the amendments to these changes. Amendments to IFRS 10 and IAS 28 address an inconsistency between the requirements in IFRS 10 and in IAS 28 in dealing with the sale or contribution of assets between an investor and its associate or joint venture. The amendments require a full recognition of a gain or loss when the sale or contribution of assets between an investor and its associate or joint venture constitutes a business. For a transaction involving assets that do not constitute a business, a gain or loss resulting from the transaction is recognised in the investor’s profit or loss only to the extent of the unrelated investor’s interest in that associate or joint venture. The amendments are to be applied prospectively. The previous mandatory effective date of amendments to IFRS 10 and IAS 28 was removed by the IASB in December 2015 and a new mandatory effective date will be determined after the completion of a broader review of accounting for associates and joint ventures. However, the amendments are available for adoption now. Amendments to IAS 1 clarify the requirements for classifying liabilities as current or non-current. The amendments specify that if an entity’s right to defer settlement of a liability is subject to the entity complying with specified conditions, the entity has a right to defer settlement of the liability at the end of the reporting period if it complies with those conditions at that date. Classification of a liability is unaffected by the likelihood that the entity will exercise its right to defer settlement of the liability. The amendments also clarify the situations that are considered a settlement of a liability. The amendments are effective for annual periods beginning on or after 1 January 2023 and shall be applied retrospectively. Earlier application is permitted. The amendments are not expected to have any significant impact on the Group’s financial statements. 122 China Eastern Airlines Corporation Limited 2020 Annual Report

Notes to the Consolidated Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2020 2.3 Issued but not yet Effective International Financial Reporting Standards (continued) Amendments to IAS 16 prohibit an entity from deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Instead, an entity recognises the proceeds from selling any such items, and the cost of those items, in profit or loss. The amendments are effective for annual periods beginning on or after 1 January 2022 and shall be applied retrospectively only to items of property, plant and equipment made available for use on or after the beginning of the earliest period presented in the financial statements in which the entity first applies the amendments. Earlier application is permitted. The amendments are not expected to have any significant impact on the Group’s financial statements. Amendments to IAS 37 clarify that for the purpose of assessing whether a contract is onerous under IAS 37, the cost of fulfilling the contract comprises the costs that relate directly to the contract. Costs that relate directly to a contract include both the incremental costs of fulfilling that contract (e.g., direct labour and materials) and an allocation of other costs that relate directly to fulfilling that contract (e.g., an allocation of the depreciation charge for an item of property, plant and equipment used in fulfilling the contract as well as contract management and supervision costs). General and administrative costs do not relate directly to a contract and are excluded unless they are explicitly chargeable to the counterparty under the contract. The amendments are effective for annual periods beginning on or after 1 January 2022 and shall be applied to contracts for which an entity has not yet fulfilled all its obligations at the beginning of the annual reporting period in which it first applies the amendments. Earlier application is permitted. Any cumulative effect of initially applying the amendments shall be recognised as an adjustment to the opening equity at the date of initial application without restating the comparative information. The amendments are not expected to have any significant impact on the Group’s financial statements. Annual Improvements to IFRS Standards 2018–2020 sets out amendments to IFRS 1, IFRS 9, Illustrative Examples accompanying IFRS 16, and IAS 41. Details of the amendments that are expected to be applicable to the Group are as follows: • IFRS 9 Financial Instruments: clarifies the fees that an entity includes when assessing whether the terms of a new or modified financial liability are substantially different from the terms of the original financial liability. These fees include only those paid or received between the borrower and the lender, including fee s paid or received by either the borrower or lender on the other’s behalf. An entity applies the amendment to financial liabilities that are modified or exchanged on or after the beginning of the annual reporting period in which the entity first applies the amendment. The amendment is effective for annual periods beginning on or after 1 January 2022. Earlier application is permitted. The amendment is not expected to have a significant impact on the Group’s financial statements. • IFRS 16 Leases: removes the illustration of payments from the lessor relating to leasehold improvements in Illustrative Example 13 accompanying IFRS 16. This removes potential confusion regarding the treatment of lease incentives when applying IFRS 16. 123

Notes to the Consolidated Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2020 2.4 Summary of Significant Accounting Policies Segmental reporting Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker (“CODM”). The CODM, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the office of the General Manager that makes strategic decisions. Investments in associates and joint ventures An associate is an entity in which the Group has a long-term interest of generally not less than 20% of the equity voting rights and over which it is in a position to exercise significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee, but is not control or joint control over those policies. A joint venture is a type of joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the joint venture. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control. The Group’s investments in associates and joint ventures are stated in the consolidated statement of financial position at the Group’s share of net assets under the equity method of accounting, less any impairment losses. The Group’s share of the post-acquisition results and other comprehensive income of associates and joint ventures is included in the consolidated statement of profit or loss and other comprehensive income. In addition, when there has been a change recognised directly in the equity of the associate or joint venture, the Group recognises its share of any changes, when applicable, in the consolidated statement of changes in equity. Unrealised gains and losses resulting from transactions between the Group and its associates or joint ventures are eliminated to the extent of the Group’s investments in the associates or joint ventures, except where unrealised losses provide evidence of an impairment of the assets transferred. Goodwill arising from the acquisition of associates or joint ventures is included as part of the Group’s investments in associates or joint ventures. If an investment in an associate becomes an investment in a joint venture or vice versa, the retained interest is not remeasured. Instead, the investment continues to be accounted for under the equity method. In all other cases, upon loss of significant influence over the associate or joint control over the joint venture, the Group measures and recognises any retained investment at its fair value. Any difference between the carrying amount of the associate or joint venture upon loss of significant influence or joint control and the fair value of the retained investment and proceeds from disposal is recognised in profit or loss. When an investment in an associate or a joint venture is classified as held for sale, it is accounted for in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations. Foreign currencies (i) Functional currency Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The financial statements are presented in “RMB”, which is the Company’s functional currency. 124 China Eastern Airlines Corporation Limited 2020 Annual Report

Notes to the Consolidated Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2020 2.4 Summary of Significant Accounting Policies (continued) Foreign currencies (continued) (ii) Transactions and balances Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in profit or loss, except when deferred in other comprehensive income as qualifying cash flow hedges or qualifying net investment hedges. Foreign exchange gains and losses that relate to borrowings and cash and cash equivalents are presented in profit or loss within “finance income” or “finance costs”. Revenue recognition Revenue from contracts with customers Revenue from contracts with customers is recognised when control of goods or services is transferred to the customers at an amount that reflects the consideration to which the Group expects to be entitled in exchange for those goods or services. When the consideration in a contract includes a variable amount, the amount of consideration is estimated to which the Group will be entitled in exchange for transferring the goods or services to the customer. The variable consideration is estimated at contract inception and constrained until it is highly probable that a significant revenue reversal in the amount of cumulative revenue recognised will not occur when the associated uncertainty with the variable consideration is subsequently resolved. When the contract contains a financing component which provides the customer with a significant benefit of financing the transfer of goods or services to the customer for more than one year, revenue is measured at the present value of the amount receivable, discounted using the discount rate that would be reflected in a separate financing transaction between the Group and the customer at contract inception. When the contract contains a financing component which provides the Group with a significant financial benefit for more than one year, revenue recognised under the contract includes the interest expense accreted on the contract liability under the effective interest method. For a contract where the period between the payment by the customer and the transfer of the promised goods or services is one year or less, the transaction price is not adjusted for the effects of a significant financing component, using the practical expedient in IFRS 15. (a) Passenger, cargo and mail revenues are recognised as traffic revenue when the transportation is provided or when ticket breakage occurs. The value of sold but unused tickets is included in contract liabilities as sales in advance of carriage (“SIAC”). The Group estimates the value of passenger ticket breakage based on historical trends and experience and recognises revenue at the scheduled flight date. (b) Revenues from the provision of ground services, tour services, ticket cancellation services and other travel related services are recognised when the services are rendered. (c) Commission income represents amounts earned from other carriers in respect of sales made by the Group on their behalf, and is recognised upon ticket sales. (d) The Group operates a frequent flyer programme called “Eastern Miles” that issues mileage points to program members based on accumulated mileage. The Group defers a portion of passenger revenue attributable to the mileage points issued based on the relative stand-alone selling price approach and recognises revenue when the mileage points are redeemed and performance obligations are fulfilled or the mileage points expire unused. The stand-alone selling price of the mileage points was estimated based on the historical prices of equivalent flights and goods provided for mileage points redeemed and was adjusted for mileage points that are not expected to be redeemed (“Breakage”). (e) Revenue from the sale of goods is recognised at the point in time when control of the asset is transferred to the customer. 125

Notes to the Consolidated Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2020 2.4 Summary of Significant Accounting Policies (continued) Revenue recognition (continued) Revenue from other sources Rental income is recognised on a time proportion basis over the lease terms. Variable lease payments that do not depend on an index or a rate are recognised as income in the accounting period in which they are incurred. Other income Interest income is recognised on an accrual basis using the effective interest method by applying the rate that exactly discounts the estimated future cash receipts over the expected life of the financial instrument or a shorter period, when appropriate, to the net carrying amount of the financial asset. Dividend income is recognised when the shareholders’ right to receive payment has been established, it is probable that the economic benefits associated with the dividend will flow to the Group and the amount of the dividend can be measured reliably. Contract liabilities A contract liability is recognised when a payment is received or a payment is due (whichever is earlier) from a customer before the Group transfers the related goods or services. Contract liabilities are recognised as revenue when the Group performs under the contract (i.e., transfers control of the related goods or services to the customer). Government grants Government grants are recognised at their fair value where there is a reasonable assurance that the grant will be received and the Group will comply with all attached conditions. When the grant relates to an expense item, it is recognised as income on a systematic basis over the periods that the costs, for which it is intended to compensate are expensed. Where the grant relates to an asset, the fair value is credited to a deferred income account and is released to profit or loss over the expected useful life of the relevant asset by equal annual instalments. Maintenance and overhaul costs Overhaul costs that meet specific recognition criteria are capitalised as a component of property, plant and equipment or right-of-use assets and are depreciated over the appropriate maintenance cycles. Certain lease arrangements contain provisions for the Group‘s obligations to fulfil certain return conditions at the end of lease term. The Group estimated lease return costs for aircraft and engines and recognised such costs as part of the right-of-use asset and are depreciated over their respective lease term. All other repairs and maintenance costs are charged to profit or loss as and when incurred. Borrowing costs Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, i.e., assets that necessarily take a substantial period of time to get ready for their intended use or sale, are capitalised as part of the cost of those assets. The capitalisation of such borrowing costs ceases when the assets are substantially ready for their intended use or sale. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs capitalised. All other borrowing costs are expensed in the period in which they are incurred. Borrowing costs consist of interest and other costs that an entity incurs in connection with the borrowing of funds. 126 China Eastern Airlines Corporation Limited 2020 Annual Report

Notes to the Consolidated Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2020 2.4 Summary of Significant Accounting Policies (continued) Income tax Income tax comprises current and deferred tax. Income tax relating to items recognised outside profit or loss is recognised outside profit or loss, either in other comprehensive income or directly in equity. Current tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period, taking into consideration interpretations and practices prevailing in the countries in which the Group operates. Deferred tax is provided, using the liability method, on all temporary differences at the end of the reporting period between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. Deferred tax liabilities are recognised for all taxable temporary differences, except: • when the deferred tax liability arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and • in respect of taxable temporary differences associated with investments in subsidiaries, associates and joint ventures, when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future. Deferred tax assets are recognised for all deductible temporary differences, and the carryforward of unused tax credits and any unused tax losses. Deferred tax assets are recognised to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carryforward of unused tax credits and unused tax losses can be utilised, except: • when the deferred tax asset relating to the deductible temporary differences arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and • in respect of deductible temporary differences associated with investments in subsidiaries, associates and joint ventures, deferred tax assets are only recognised to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilised. The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised. Unrecognised deferred tax assets are reassessed at the end of each reporting period and are recognised to the extent that it has become probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be recovered. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. Deferred tax assets and deferred tax liabilities are offset if and only if the Group has a legally enforceable right to set off current tax assets and current tax liabilities and the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to realise the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered. 127

Notes to the Consolidated Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2020 2.4 Summary of Significant Accounting Policies (continued) Business combinations and goodwill Business combinations not under common control are accounted for using the acquisition method. The consideration transferred is measured at the acquisition date fair value which is the sum of the acquisition date fair values of assets transferred by the Group, liabilities assumed by the Group to the former owners of the acquiree and the equity interests issued by the Group in exchange for control of the acquiree. For each business combination, the Group elects whether to measure the non-controlling interests in the acquiree that are present ownership interests and entitle their holders to a proportionate share of net assets in the event of liquidation at fair value or at the proportionate share of the acquiree’s identifiable net assets. All other components of non-controlling interests are measured at fair value. Acquisition-related costs are expensed as incurred. The Group determines that it has acquired a business when the acquired set of activities and assets includes an input and a substantive process that together significantly contribute to the ability to create outputs. When the Group acquires a business, it assesses the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as at the acquisition date. This includes the separation of embedded derivatives in host contracts of the acquiree. If the business combination is achieved in stages, the previously held equity interest is remeasured at its acquisition date fair value and any resulting gain or loss is recognised in profit or loss. Any contingent consideration to be transferred by the acquirer is recognised at fair value at the acquisition date. Contingent consideration classified as an asset or liability is measured at fair value with changes in fair value recognised in profit or loss. Contingent consideration that is classified as equity is not remeasured and subsequent settlement is accounted for within equity. Goodwill is initially measured at cost, being the excess of the aggregate of the consideration transferred, the amount recognised for non-controlling interests and any fair value of the Group’s previously held equity interests in the acquiree over the identifiable net assets acquired and liabilities assumed. If the sum of this consideration and other items is lower than the fair value of the net assets acquired, the difference is, after reassessment, recognised in profit or loss as a gain on bargain purchase. After initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired. The Group performs its annual impairment test of goodwill as at 31 December. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group’s cash-generating units, or groups of cash-generating units, that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the Group are assigned to those units or groups of units. Impairment is determined by assessing the recoverable amount of the cash-generating unit (group of cash-generating units) to which the goodwill relates. Where the recoverable amount of the cash-generating unit (group of cash-generating units) is less than the carrying amount, an impairment loss is recognised. An impairment loss recognised for goodwill is not reversed in a subsequent period. Where goodwill has been allocated to a cash-generating unit (or group of cash-generating units) and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on the disposal. Goodwill disposed of in these circumstances is measured based on the relative value of the operation disposed of and the portion of the cash-generating unit retained. 128 China Eastern Airlines Corporation Limited 2020 Annual Report

Notes to the Consolidated Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2020 2.4 Summary of Significant Accounting Policies (continued) Intangible assets (other than goodwill) Computer software costs Acquired computer software licences are capitalised on the basis of the costs incurred to acquire and bring to use the specific software. These costs are amortised using the straight-line method over their estimated useful lives of 5 years. Costs associated with developing or maintaining computer software programs are recognised as expenses when incurred. Deferred pilot recruitment costs Deferred pilot recruitment costs represent the costs borne by the Group in connection with securing a certain minimum period of employment of pilots and are amortised on a straight-line basis over the anticipated beneficial period of 5 years, starting from the date the pilot joins the Group. Related parties A party is considered to be related to the Group if: (a) the party is a person or a close member of that person’s family and that person: (i) has control or joint control over the Group; (ii) has significant influence over the Group; or (iii) is a member of the key management personnel of the Group or of a parent of the Group; or (b) the party is an entity where any of the following conditions applies: (i) the entity and the Group are members of the same group; (ii) one entity is an associate or joint venture of the other entity (or of a parent, subsidiary or fellow subsidiary of the other entity); (iii) the entity and the Group are joint ventures of the same third party; (iv) one entity is a joint venture of a third entity and the other entity is an associate of the third entity; (v) the entity is a post-employment benefit plan for the benefit of employees of either the Group or an entity related to the Group and the sponsoring employers of the post-employment benefit plan; (vi) the entity is controlled or jointly controlled by a person identified in (a); (vii) a person identified in (a)(i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity); and (viii) the entity, or any member of a group of which it is a part, provides key management personnel services to the Group or to the parent of the Group. 129

Notes to the Consolidated Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2020 2.4 Summary of Significant Accounting Policies (continued) Property, plant and equipment Property, plant and equipment, other than construction in progress, are stated at cost less accumulated depreciation and any impairment losses. When an item of property, plant and equipment is classified as held for sale or when it is part of a disposal group classified as held for sale, it is not depreciated and is accounted for in accordance with IFRS 5, as further explained in the accounting policy for “Non-current assets and disposal groups held for sale”. The cost of an item of property, plant and equipment comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use. When each major aircraft overhaul is performed, its cost is recognised in the carrying amount of the item of property, plant and equipment and is depreciated over the appropriate maintenance cycles. Components related to airframe overhaul cost, are depreciated on a straight-line basis over 5 to 7.5 years. Components related to engine overhaul costs, are depreciated between each overhaul period using the ratio of actual flying hours and estimated flying hours between overhauls. Upon completion of an overhaul, any remaining carrying amount of the cost of the previous overhaul is derecognised and charged to profit or loss. Except for components related to overhaul costs, the depreciation method of which has been described in the preceding paragraph, other depreciation of property, plant and equipment is calculated using the straight-line method to write off their costs to their residual values over their estimated useful lives, as follows: Owned aircraft and engines 20 years Other flight equipment, including rotables 10 years Buildings 8 to 35 years Other property, plant and equipment 3 to 20 years Where parts of an item of property, plant and equipment have different useful lives, the cost of that item is allocated on a reasonable basis among the parts and each part is depreciated separately. Residual values, useful lives and the depreciation method are reviewed, and adjusted if appropriate, at least at each financial year end. An item of property, plant and equipment including any significant part initially recognised is derecognised upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss on disposal or retirement recognised in the statement of profit or loss in the year the asset is derecognised is the difference between the net sales proceeds and the carrying amount of the relevant asset. Construction in progress represents a building under construction, which is stated at cost less any impairment losses, and is not depreciated. Cost comprises the direct costs of construction and capitalised borrowing costs on related borrowed funds during the period of construction. Construction in progress is reclassified to the appropriate category of property, plant and equipment when completed and ready for use. Investment properties Investment properties are interests in land and buildings held to earn rental income and/or for capital appreciation, rather than for use in the production or supply of goods or services or for administrative purposes; or for sale in the ordinary course of business. Such properties are measured initially at cost, including transaction costs. After initial recognition, the Group chooses the cost model to measure all of its investment properties. Depreciation is calculated on the straight-line basis to write off the cost to its residual value over its estimated useful life. The estimated useful lives are as follows: Buildings 20 to 35 years 130 China Eastern Airlines Corporation Limited 2020 Annual Report

Notes to the Consolidated Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2020 2.4 Summary of Significant Accounting Policies (continued) Investment properties (continued) The carrying amounts of investment properties measured using the cost method are reviewed for impairment when events or changes in circumstances indicate that the carrying amounts may not be recoverable. Any gains or losses on the retirement or disposal of an investment property are recognised in profit or loss in the year of the retirement or disposal. Impairment of non-financial assets (other than goodwill) Where an indication of impairment exists, or when annual impairment testing for an asset is required (other than inventories, deferred tax assets, financial assets, and non-current assets/a disposal group classified as held for sale), the asset’s recoverable amount is estimated. An asset’s recoverable amount is the higher of the asset’s or cash-generating unit’s value in use and its fair value less costs of disposal, and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case the recoverable amount is determined for the cash-generating unit to which the asset belongs. The Group’s owned and leased aircraft and engines are included in the airline transportation operations cash-generating unit. Management uses the value in use of the cash-generating unit of airline transportation operations to determine the recoverable amount. An impairment loss is recognised only if the carrying amount of an asset exceeds its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. An impairment loss is charged to profit or loss in the period in which it arises in those expense categories consistent with the function of the impaired asset. An assessment is made at the end of each reporting period as to whether there is an indication that previously recognised impairment losses may no longer exist or may have decreased. If such an indication exists, the recoverable amount is estimated. A previously recognised impairment loss of an asset other than goodwill is reversed only if there has been a change in the estimates used to determine the recoverable amount of that asset, but not to an amount higher than the carrying amount that would have been determined (net of any depreciation/amortisation) had no impairment loss been recognised for the asset in prior years. A reversal of such an impairment loss is credited to profit or loss in the period in which it arises, unless the asset is carried at a revalued amount, in which case the reversal of the impairment loss is accounted for in accordance with the relevant accounting policy for that revalued asset. Non-current assets and disposal groups held for sale Non-current assets and disposal groups are classified as held for sale if their carrying amounts will be recovered principally through a sales transaction rather than through continuing use. For this to be the case, the asset or disposal group must be available for immediate sale in its present condition subject only to terms that are usual and customary for the sale of such assets or disposal groups and its sale must be highly probable. All assets and liabilities of a subsidiary classified as a disposal group are reclassified as held for sale regardless of whether the Group retains a non-controlling interest in its former subsidiary after the sale. Non-current assets and disposal groups (other than investment properties and financial assets) classified as held for sale are measured at the lower of their carrying amounts and fair values less costs to sell. Property, plant and equipment and intangible assets classified as held for sale are not depreciated or amortised. 131

Notes to the Consolidated Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2020 2.4 Summary of Significant Accounting Policies (continued) Advanced payments on acquisition of aircraft Advanced payments on acquisition of aircraft represent payments to aircraft manufacturers to secure deliveries of aircraft in future years, including attributable borrowing costs, and are included in non-current assets. The balance is transferred to property, plant and equipment upon delivery of the aircraft. Flight equipment spare parts Flight equipment spare parts are stated at the lower of cost and net realisable value. Cost is determined using the weighted average method. The cost of flight equipment spare parts comprises the purchase price (net of discounts), freight charges, duty and other miscellaneous charges. Net realisable value is the estimated selling price of the flight equipment spare parts in the ordinary course of business, less applicable selling expenses. Investments and other financial assets Initial recognition and measurement Financial assets are classified, at initial recognition, as subsequently measured at amortised cost, fair value through other comprehensive income, and fair value through profit or loss. The classification of financial assets at initial recognition depends on the financial asset’s contractual cash flow characteristics and the Group’s business model for managing them. With the exception of trade receivables that do not contain a significant financing component or for which the Group has applied the practical expedient of not adjusting the effect of a significant financing component, the Group initially measures a financial asset at its fair value, plus in the case of a financial asset not at fair value through profit or loss, transaction costs. Trade receivables that do not contain a significant financing component or for which the Group has applied the practical expedient are measured at the transaction price determined under IFRS 15 in accordance with the policies set out for “Revenue recognition”. In order for a financial asset to be classified and measured at amortised cost or fair value through other comprehensive income, it needs to give rise to cash flows that are solely payments of principal and interest (“SPPI”) on the principal amount outstanding. Financial assets with cash flows that are not SPPI are classified and measured at fair value through profit or loss, irrespective of the business model. The Group’s business model for managing financial assets refers to how it manages its financial assets in order to generate cash flows. The business model determines whether cash flows will result from collecting contractual cash flows, selling the financial assets, or both. Financial assets classified and measured at amortised cost are held within a business model with the objective to hold financial assets in order to collect contractual cash flows, while financial assets classified and measured at fair value through other comprehensive income are held within a business model with the objective of both holding to collect contractual cash flows and selling. Financial assets which are not held within the aforementioned business models are classified and measured at fair value through profit or loss. All regular way purchases and sales of financial assets are recognised on the trade date, that is, the date that the Group commits to purchase or sell the asset. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the period generally established by regulation or convention in the marketplace. 132 China Eastern Airlines Corporation Limited 2020 Annual Report

Notes to the Consolidated Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2020 2.4 Summary of Significant Accounting Policies (continued) Investments and other financial assets (continued) Subsequent measurement The subsequent measurement of financial assets depends on their classification as follows: Financial assets at amortised cost (debt instruments) Financial assets at amortised cost are subsequently measured using the effective interest method and are subject to impairment. Gains and losses are recognised in the statement of profit or loss when the asset is derecognised, modified or impaired. Financial assets at fair value through other comprehensive income (debt instruments) For debt investments at fair value through other comprehensive income, interest income, foreign exchange revaluation and impairment losses or reversals are recognised in the statement of profit or loss and computed in the same manner as for financial assets measured at amortised cost. The remaining fair value changes are recognised in other comprehensive income. Upon derecognition, the cumulative fair value change recognised in other comprehensive income is recycled to the statement of profit or loss. Financial assets designated at fair value through other comprehensive income (equity investments) Upon initial recognition, the Group can elect to classify irrevocably its equity investments as equity investments designated at fair value through other comprehensive income when they meet the definition of equity under IAS 32 Financial Instruments: Presentation and are not held for trading. The classification is determined on an instrument-by-instrument basis. Gains and losses on these financial assets are never recycled to the statement of profit or loss. Dividends are recognised as other income in the statement of profit or loss when the right of payment has been established, it is probable that the economic benefits associated with the dividend will flow to the Group and the amount of the dividend can be measured reliably, except when the Group benefits from such proceeds as a recovery of part of the cost of the financial asset, in which case such gains are recorded in other comprehensive income. Equity investments designated at fair value through other comprehensive income are not subject to impairment assessment. Financial assets at fair value through profit or loss Financial assets at fair value through profit or loss are carried in the statement of financial position at fair value with net changes in fair value recognised in the statement of profit or loss. This category includes derivative instruments and equity investments which the Group had not irrevocably elected to classify at fair value through other comprehensive income. Dividends on equity investments classified as financial assets at fair value through profit or loss are also recognised as other income in the statement of profit or loss when the right of payment has been established, it is probable that the economic benefits associated with the dividend will flow to the Group and the amount of the dividend can be measured reliably. A derivative embedded in a hybrid contract, with a financial liability or non-financial host, is separated from the host and accounted for as a separate derivative if the economic characteristics and risks are not closely related to the host; a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative; and the hybrid contract is not measured at fair value through profit or loss. Embedded derivatives are measured at fair value with changes in fair value recognised in the statement of profit or loss. Reassessment only occurs if there is either a change in the terms of the contract that significantly modifies the cash flows that would otherwise be required or a reclassification of a financial asset out of the fair value through profit or loss category. A derivative embedded within a hybrid contract containing a financial asset host is not accounted for separately. The financial asset host together with the embedded derivative is required to be classified in its entirety as a financial asset at fair value through profit or loss. 133

Notes to the Consolidated Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2020 2.4 Summary of Significant Accounting Policies (continued) Derecognition of financial assets A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is primarily derecognised (i.e., removed from the Group’s consolidated statement of financial position) when: • the rights to receive cash flows from the asset have expired; or • the Group has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a “pass-through” arrangement; and either (a) the Group has transferred substantially all the risks and rewards of the asset, or (b) the Group has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset. When the Group has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, it evaluates if, and to what extent, it has retained the risk and rewards of ownership of the asset. When it has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, the Group continues to recognise the transferred asset to the extent of the Group’s continuing involvement. In that case, the Group also recognises an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Group has retained. Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Group could be required to repay. Impairment of financial assets The Group recognises an allowance for expected credit losses (“ECLs”) for all debt instruments not held at fair value through profit or loss. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Group expects to receive, discounted at an approximation of the original effective interest rate. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms. General approach ECLs are recognised in two stages. For credit exposures for which there has not been a significant increase in credit risk since initial recognition, ECLs are provided for credit losses that result from default events that are possible within the next 12 months (a 12-month ECL). For those credit exposures for which there has been a significant increase in credit risk since initial recognition, a loss allowance is required for credit losses expected over the remaining life of the exposure, irrespective of the timing of the default (a lifetime ECL). At each reporting date, the Group assesses whether the credit risk on a financial instrument has increased significantly since initial recognition. When making the assessment, the Group compares the risk of a default occurring on the financial instrument as at the reporting date with the risk of a default occurring on the financial instrument as at the date of initial recognition and considers reasonable and supportable information that is available without undue cost or effort, including historical and forward-looking information. The Group considers a financial asset in default when contractual payments are past due. However, in certain cases, the Group may also consider a financial asset to be in default when internal or external information indicates that the Group is unlikely to receive the outstanding contractual amounts in full before taking into account any credit enhancements held by the Group. A financial asset is written off when there is no reasonable expectation of recovering the contractual cash flows. 134 China Eastern Airlines Corporation Limited 2020 Annual Report

Notes to the Consolidated Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2020 2.4 Summary of Significant Accounting Policies (continued) Impairment of financial assets (continued) General approach (continued) Debt investments at fair value through other comprehensive income and financial assets at amortised cost are subject to impairment under the general approach and they are classified within the following stages for measurement of ECLs except for trade receivables and contract assets which apply the simplified approach as detailed below. Stage 1 — Financial instruments for which credit risk has not increased significantly since initial recognition and for which the loss allowance is measured at an amount equal to 12-month ECLs Stage 2 — Financial instruments for which credit risk has increased significantly since initial recognition but that are not credit-impaired financial assets and for which the loss allowance is measured at an amount equal to lifetime ECLs Stage 3 — Financial assets that are credit-impaired at the reporting date (but that are not purchased or originated credit-impaired) and for which the loss allowance is measured at an amount equal to lifetime ECLs Simplified approach For trade receivables and contract assets that do not contain a significant financing component or when the Group applies the practical expedient of not adjusting the effect of a significant financing component, the Group applies the simplified approach in calculating ECLs. Under the simplified approach, the Group does not track changes in credit risk, but instead recognises a loss allowance based on lifetime ECLs at each reporting date. The Group has established a provision matrix that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment. Financial liabilities Initial recognition and measurement Financial liabilities are classified, at initial recognition, as financial liabilities at fair value through profit or loss, loans and borrowings, payables, or as derivatives designated as hedging instruments in an effective hedge, as appropriate. All financial liabilities are recognised initially at fair value and, in the case of loans and borrowings and payables, net of directly attributable transaction costs. The Group’s financial liabilities include trade and other payables, derivative financial instruments, lease liabilities, interest-bearing bank and other borrowings. Subsequent measurement The subsequent measurement of financial liabilities depends on their classification as follows: Financial liabilities at amortised cost (loans and borrowings) After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortised cost, using the effective interest rate method unless the effect of discounting would be immaterial, in which case they are stated at cost. Gains and losses are recognised in the statement of profit or loss when the liabilities are derecognised as well as through the effective interest rate amortisation process. Amortised cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the effective interest rate. The effective interest rate amortisation is included in finance costs in the statement of profit or loss. 135

Notes to the Consolidated Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2020 2.4 Summary of Significant Accounting Policies (continued) Derecognition of financial liabilities A financial liability is derecognised when the obligation under the liability is discharged or cancelled, or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and a recognition of a new liability, and the difference between the respective carrying amounts is recognised in the statement of profit or loss. Offsetting of financial instruments Financial assets and financial liabilities are offset and the net amount is reported in the statement of financial position if there is a currently enforceable legal right to offset the recognised amounts and there is an intention to settle on a net basis, or to realise the assets and settle the liabilities simultaneously. Derivative financial instruments and hedge accounting Initial recognition and subsequent measurement The Group uses derivative financial instruments, such as forward currency contracts, interest rate swaps and fuel forward contracts, to hedge its foreign currency risk, interest rate risk and fuel price risk, respectively. Such derivative financial instruments are initially recognised at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at fair value. Derivatives are carried as assets when the fair value is positive and as liabilities when the fair value is negative. The fair value of commodity purchase contracts that meet the definition of a derivative as defined by IFRS 9 is recognised in the statement of profit or loss as cost of sales. Commodity contracts that are entered into and continue to be held for the purpose of the receipt or delivery of a non-financial item in accordance with the Group’s expected purchase, sale or usage requirements are held at cost. Any gains or losses arising from changes in fair value of derivatives are taken directly to the statement of profit or loss, except for the effective portion of cash flow hedges, which is recognised in other comprehensive income and later reclassified to profit or loss when the hedged item affects profit or loss. For the purpose of hedge accounting, hedges are classified as: • fair value hedges when hedging the exposure to changes in the fair value of a recognised asset or liability or an unrecognised firm commitment; or • cash flow hedges when hedging the exposure to variability in cash flows that is either attributable to a particular risk associated with a recognised asset or liability or a highly probable forecast transaction, or a foreign currency risk in an unrecognised firm commitment; or • hedges of a net investment in a foreign operation. At the inception of a hedge relationship, the Group formally designates and documents the hedge relationship to which the Group wishes to apply hedge accounting, the risk management objective and its strategy for undertaking the hedge. 136 China Eastern Airlines Corporation Limited 2020 Annual Report

Notes to the Consolidated Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2020 2.4 Summary of Significant Accounting Policies (continued) Derivative financial instruments and hedge accounting (continued) Initial recognition and subsequent measurement (continued) The documentation includes identification of the hedging instrument, the hedged item, the nature of the risk being hedged and how the Group will assess whether the hedging relationship meets the hedge effectiveness requirements (including the analysis of sources of hedge ineffectiveness and how the hedge ratio is determined). A hedging relationship qualifies for hedge accounting if it meets all of the following effectiveness requirements: • There is “an economic relationship” between the hedged item and the hedging instrument. • The effect of credit risk does not “dominate the value changes” that result from that economic relationship. • The hedge ratio of the hedging relationship is the same as that resulting from the quantity of the hedged item that the Group actually hedges and the quantity of the hedging instrument that the Group actually uses to hedge that quantity of hedged item. Hedges which meet all the qualifying criteria for hedge accounting are accounted for as follows: Cash flow hedges The effective portion of the gain or loss on the hedging instrument is recognised directly in other comprehensive income in the cash flow hedge reserve, while any ineffective portion is recognised immediately in the statement of profit or loss. The cash flow hedge reserve is adjusted to the lower of the cumulative gain or loss on the hedging instrument and the cumulative change in fair value of the hedged item. The amounts accumulated in other comprehensive income are accounted for, depending on the nature of the underlying hedged transaction. If the hedged transaction subsequently results in the recognition of a non-financial item, the amount accumulated in equity is removed from the separate component of equity and included in the initial cost or other carrying amount of the hedged asset or liability. This is not a reclassification adjustment and will not be recognised in other comprehensive income for the period. This also applies where the hedged forecast transaction of a non-financial asset or non-financial liability subsequently becomes a firm commitment to which fair value hedge accounting is applied. For any other cash flow hedges, the amount accumulated in other comprehensive income is reclassified to the statement of profit or loss as a reclassification adjustment in the same period or periods during which the hedged cash flows affect the statement of profit or loss. If cash flow hedge accounting is discontinued, the amount that has been accumulated in other comprehensive income must remain in accumulated other comprehensive income if the hedged future cash flows are still expected to occur. Otherwise, the amount will be immediately reclassified to the statement of profit or loss as a reclassification adjustment. After the discontinuation, once the hedged cash flow occurs, any amount remaining in accumulated other comprehensive income is accounted for depending on the nature of the underlying transaction as described above. 137

Notes to the Consolidated Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2020 2.4 Summary of Significant Accounting Policies (continued) Derivative financial instruments and hedge accounting (continued) Initial recognition and subsequent measurement (continued) Fair value hedges The change in the fair value of a hedging instrument is recognised in the statement of profit or loss as other expenses. The change in the fair value of the hedged item attributable to the risk hedged is recorded as a part of the carrying amount of the hedged item and is also recognised in the statement of profit or loss as other expenses. For fair value hedges relating to items carried at amortised cost, the adjustment to carrying value is amortised through the statement of profit or loss over the remaining term of the hedge using the effective interest rate method. Effective interest rate amortisation may begin as soon as an adjustment exists and shall begin no later than when the hedged item ceases to be adjusted for changes in its fair value attributable to the risk being hedged. If the hedged item is derecognised, the unamortised fair value is recognised immediately in the statement of profit or loss. When an unrecognised firm commitment is designated as a hedged item, the subsequent cumulative change in the fair value of the firm commitment attributable to the hedged risk is recognised as an asset or liability with a corresponding gain or loss recognised in the statement of profit or loss. The changes in the fair value of the hedging instrument are also recognised in the statement of profit or loss. Current versus non-current classification Derivative instruments that are not designated as effective hedging instruments are classified as current or non-current or separated into current and non-current portions based on an assessment of the facts and circumstances (i.e., the underlying contracted cash flows). • Where the Group expects to hold a derivative as an economic hedge (and does not apply hedge accounting) for a period beyond 12 months after the end of the reporting period, the derivative is classified as non-current (or separated into current and non-current portions) consistently with the classification of the underlying item. • Embedded derivatives that are not closely related to the host contract are classified consistently with the cash flows of the host contract. • Derivative instruments that are designated as, and are effective hedging instruments, are classified consistently with the classification of the underlying hedged item. The derivative instruments are separated into current portions and non-current portions only if a reliable allocation can be made. Cash and cash equivalents For the purpose of the consolidated statement of cash flows, cash and cash equivalents comprise cash on hand and demand deposits, and short term highly liquid investments that are readily convertible into known amounts of cash, are subject to an insignificant risk of changes in value, and have a short maturity of generally within three months when acquired, less bank overdrafts which are repayable on demand and form an integral part of the Group’s cash management. For the purpose of the consolidated statement of financial position, cash and cash equivalents comprise cash on hand and at banks, including assets similar in nature to cash, which are not restricted as to use. 138 China Eastern Airlines Corporation Limited 2020 Annual Report

Notes to the Consolidated Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2020 2.4 Summary of Significant Accounting Policies (continued) Provisions A provision is recognised when a present obligation (legal or constructive) has arisen as a result of a past event and it is probable that a future outflow of resources will be required to settle the obligation, provided that a reliable estimate can be made of the amount of the obligation. When the effect of discounting is material, the amount recognised for a provision is the present value at the end of the reporting period of the future expenditures expected to be required to settle the obligation. The increase in the discounted present value amount arising from the passage of time is included in finance costs in the statement of profit or loss. Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognised even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small. For the contract under which the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it, the present obligation under the contract is recognised and measured as a provision. Leases The Group assesses at contract inception whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. (i) As lessee The Group applies a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets. The Group recognises lease liabilities to make lease payments and right-of-use assets representing the right to use the underlying assets. (a) Right-of-use assets Right-of-use assets are recognised at the commencement date of the lease (that is the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and any impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognised, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. The cost of a right-of-use asset also includes an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located. Right-of-use assets are depreciated on a straight-line basis over the shorter of the lease terms and the estimated useful lives of the assets as follows: Aircraft and engines under leases 5 to 20 years Buildings 2 to 10 years Prepayments for land use rights 40 to 50 years Others 2 to 5 years If ownership of the leased asset transfers to the Group by the end of the lease term or the cost reflects the exercise of a purchase option, depreciation is calculated using the estimated useful life of the asset. 139

Notes to the Consolidated Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2020 2.4 Summary of Significant Accounting Policies (continued) Leases (continued) (i) As lessee (continued) (b) Lease liabilities Lease liabilities are recognised at the commencement date of the lease at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in-substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Group and payments of penalties for termination of a lease, if the lease term reflects the Group exercising the option to terminate the lease. The variable lease payments that do not depend on an index or a rate are recognised as an expense in the period in which the event or condition that triggers the payment occurs. In calculating the present value of lease payments, the Group uses its incremental borrowing rate at the lease commencement date because the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in lease payments (e.g., a change to future lease payments resulting from a change in an index or rate) or a change in assessment of an option to purchase the underlying asset. (c) Short-term leases and leases of low-value assets The Group applies the short-term lease recognition exemption to its short-term leases (that is those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). It also applies the recognition exemption for leases of low-value assets to leases of assets that are considered to be of low value. Lease payments on short-term leases and leases of low-value assets are recognised as an expense on a straight-line basis over the lease term. (ii) As lessor When the Group acts as a lessor, it classifies at lease inception (or when there is a lease modification) each of its leases as either an operating lease or a finance lease. Leases in which the Group does not transfer substantially all the risks and rewards incidental to ownership of an asset are classified as operating leases. When a contract contains lease and non-lease components, the Group allocates the consideration in the contract to each component on a relative stand-alone selling price basis. Rental income is accounted for on a straight-line basis over the lease terms and is included in revenue in the statement of profit or loss due to its operating nature. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognised over the lease term on the same basis as rental income. Contingent rents are recognised as revenue in the period in which they are earned. Leases that transfer substantially all the risks and rewards incidental to ownership of an underlying asset to the lessee are accounted for as finance leases. 140 China Eastern Airlines Corporation Limited 2020 Annual Report

Notes to the Consolidated Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2020 2.4 Summary of Significant Accounting Policies (continued) Retirement benefits (i) Defined contribution plans The Group participates in schemes regarding pension and medical benefits for employees organised by the municipal governments of the relevant provinces. Contributions to these schemes are expensed as incurred. The Group also implements an additional defined contribution pension benefit scheme (annuity) for voluntary eligible employees. Contributions are made based on a percentage of the employees’ total salaries and are charged to profit or loss as incurred. (ii) Defined benefit plan The Group provides eligible retirees with certain post-retirement benefits including retirement subsidies, transportation allowance as well as other welfare. The defined post-retirement benefits are unfunded. The cost of providing benefits under the post-retirement benefit plan is determined using the projected unit credit actuarial valuation method. Remeasurements arising from the post-retirement benefit plan, comprising actuarial gains and losses, the effect of the asset ceiling (excluding net interest) and the return on plan assets (excluding net interest), are recognised immediately in the consolidated statement of financial position with a corresponding debit or credit to equity through other comprehensive income in the period in which they occur. Remeasurements are not reclassified to profit or loss in subsequent periods. Past service costs are recognised in profit or loss at the earlier of: • the date of the plan amendment or curtailment; and • the date that the Group recognises restructuring-related costs Net interest is calculated by applying the discount rate to the net defined benefit liability or asset. The Group recognises the following changes in the net defined benefit obligation under “Wages, salaries and benefits” and “Finance costs” in profit or loss: • service costs comprising current service costs, past-service costs, gains and losses on curtailments and non-routine settlements • net interest expense Dividend distribution Dividend distribution to the Company’s shareholders is recognised as a liability in the consolidated financial statements in the period in which the dividends are approved by the Company’s shareholders. Proposed final dividends are disclosed in the notes to the consolidated financial statements. 141

Notes to the Consolidated Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2020 2.4 Summary of Significant Accounting Policies (continued) Fair value measurement The Group measures its derivative financial instruments and equity investments at fair value at the end of each reporting period. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either in the principal market for the asset or liability, or in the absence of a principal market, in the most advantageous market for the asset or liability. The principal or the most advantageous market must be accessible by the Group. The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest. A fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use. The Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximising the use of relevant observable inputs and minimising the use of unobservable inputs. All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorised within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole: Level 1 — based on quoted prices (unadjusted) in active markets for identical assets or liabilities Level 2 — based on valuation techniques for which the lowest level input that is significant to the fair value measurement is observable, either directly or indirectly Level 3 — based on valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable For assets and liabilities that are recognised in the financial statements on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by reassessing categorisation (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period. 142 China Eastern Airlines Corporation Limited 2020 Annual Report

Notes to the Consolidated Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2020 3 Significant Accounting Judgements and Estimates Estimates and judgements used in preparing the financial statements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below. (a) Passenger ticket breakage The Group recognises traffic revenues in accordance with the accounting policy stated in Note 2.4 to the consolidated financial statements. Passenger ticket breakage is recognised as revenue based on estimates. The Group estimates the value of passenger ticket breakage, reduces contract liabilities and recognises revenue at the scheduled flight date using a portfolio based approach. The breakage rate is estimated and constrained by reference to the historical trend of passenger ticket breakage. (b) Recognition of contract liabilities for frequent flyer programme Passenger ticket sales earning mileage points under the Company’s frequent flyer programme provide customers with mileage points earned and air transportation. A portion of passenger revenue attributable to the mileage points issued is deferred based on the relative stand-alone selling price approach. Significant assumptions are used in determining the estimated stand-alone selling price of mileage points, including the historical prices of equivalent flights and goods provided, which is estimated by reference to the quantitative value a program member receives by redeeming mileage points for flights and goods, and the estimated Breakage. The Breakage is estimated considering historical redemption pattern, current industry and economic trends and other relevant factors. Changes in the significant assumptions could have a significant effect on the balance of contract liabilities for frequent flyer programme and the results of operations. (c) Provision for lease return costs for aircraft and engines Provision for lease return costs for aircraft and engines is recognised as part of the right-of-use assets and are depreciated during the lease term. The estimation of the provision is made taking into account anticipated aircraft and engines’ utilisation patterns and the anticipated return costs derived from historical experience of actual return costs incurred. Different estimates could significantly affect the estimated provision for lease return costs for aircraft and engines. (d) Retirement benefits The Group operates and maintains a defined retirement benefit plan which provides eligible retirees with benefits including retirement subsidies, transportation allowance as well as other welfare. The cost of providing the aforementioned benefits in the defined retirement benefit plan is actuarially determined and recognised over the employee’s service period by utilising various actuarial assumptions and using the projected unit credit method in accordance with the accounting policy stated in Note 2.4 to the consolidated financial statements. These assumptions include, without limitation, the selection of discount rate and annual rate of increase of per capita benefit payment. The discount rate is based on management’s review of government bonds. The annual rate of increase of benefit payments is based on the general local economic conditions. Additional information regarding the retirement benefit plan is disclosed in Note 38 to the consolidated financial statements. (e) Deferred income tax Deferred tax assets are recognised for unused tax losses and deductible temporary difference to the extent that it is probable that taxable profit will be available against which the losses and deductible temporary difference can be utilised. Significant management judgement is required to determine the amount of deferred tax assets that can be recognised, based upon the likely timing and level of future taxable profits together with future tax planning strategies. 143

Notes to the Consolidated Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2020 3 Significant Accounting Judgements and Estimates (continued) (f) Provision for flight equipment spare parts Provision for flight equipment spare parts is made based on the difference between the carrying amount and the net realisable value. The net realisable value is estimated based on current market condition, historical experience and the Company’s future operation plan for the aircraft and related spare parts. The net realisable value may be adjusted significantly due to the change of market condition and the future plan for the aircraft and related spare parts. (g) Estimated impairment of long-term assets (other than goodwill) The Group tests whether property, plant and equipment, right-of-use assets, intangible assets (other than goodwill), advanced payments on acquisition of aircraft and other non-current assets have been impaired in accordance with the accounting policy stated in Note 2.4 to the consolidated financial statements. The recoverable amount of the cash-generating unit has been determined based on the higher of its value in use and its fair value less costs of disposal. The cash flow projections used to determine the value in use of a cash-generating unit, including the airline transportation operations cash-generating unit, is based on significant assumptions, such as revenue growth rates and the discount rate applied to the projected cash flows. These assumptions may be affected by unexpected changes in future market or economic conditions. (h) Impairment of goodwill The Group determines whether goodwill is impaired at least on an annual basis. This requires an estimation of the recoverable amount which is the higher of its value in use and its fair value less costs of disposal. The Group uses the value in use of the cash-generating unit to which the goodwill is allocated to determine the recoverable amount. The cash flow projections used to determine the value in use of a cash-generating unit, including the airline transportation operations cash-generating unit, is based on significant assumptions, such as revenue growth rate, terminal growth rate and the discount rate applied to the projected cash flows. These assumptions may be affected by unexpected changes in future market or economic conditions. (i) Fair value of unlisted equity investments The unlisted equity investments have been valued based on a market-based valuation technique as detailed in Note 47 to the consolidated financial statements. The valuation requires the Group to determine the comparable companies (peers) and select the price multiple. In addition, the Group makes estimates about the discount for illiquidity and size differences. The Group classifies the fair value hierarchy of these investments as Level 3. (j) Leases — Estimating the incremental borrowing rate The Group cannot readily determine the interest rate implicit in a lease, and therefore, it uses an incremental borrowing rate (“IBR”) to measure lease liabilities. The IBR is the rate of interest that the Group would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment. The IBR therefore reflects what the Group “would have to pay”, which requires estimation when no observable rates are available (such as for subsidiaries that do not enter into financing transactions) or when it needs to be adjusted to reflect the terms and conditions of the lease (for example, when leases are not in the subsidiary’s functional currency). The Group estimates the IBR using observable inputs (such as market interest rates) when available and is required to make certain entity-specific estimates (such as the subsidiary’s stand-alone credit rating) when necessary. 144 China Eastern Airlines Corporation Limited 2020 Annual Report

Notes to the Consolidated Financial Statements

(Prepared in accordance with International Financial Reporting Standards)

31 December 2020

4 Operating Segment Information

(a) CODM, office of the General Manager, reviews the Group's internal reporting in order to assess performance and allocate resources.

The Group has one reportable operating segment, reported as "airline transportation operations", which comprises the provision of passenger, cargo, mail delivery and ground service.

Other services including primarily tour operations, air catering and other miscellaneous services are not included within the airline transportation operations segment, as their internal reports are separately provided to the CODM. The results of these operations are included in the "other segments" column.

Inter-segment transactions are entered into under normal commercial terms and conditions that would be available to unrelated third parties.

In accordance with IFRS 8, segment disclosure has been presented in a manner that is consistent with the information used by the Group's CODM. The Group's CODM monitors the results, assets and liabilities attributable to each reportable segment based on financial results prepared under the PRC Accounting Standards for Business Enterprises (the "PRC Accounting Standards"), which differ from IFRSs in certain aspects. The amount of each material reconciling item from the Group's reportable segment revenues and profit/(loss) before income tax, arising from different accounting policies is set out in Note 4(c) below.

The segment results for the year ended 31 December 2020 were as follows:

	Airline transportation operations RMB million	Other segments RMB million	Eliminations RMB million	Unallocated* RMB million	Total RMB million
Segment revenue					
Reportable segment revenue from external customers	58,337	302	–	–	58,639
Intersegment sales	–	1,499	(1,499)	–	–
Reportable segment revenue	58,337	1,801	(1,499)	–	58,639
Reportable segment (loss)/profit before income tax	(17,062)	684	–	(103)	(16,481)
Other segment information					
Depreciation and amortisation	21,965	283	–	–	22,248
Impairment charges/impairment losses on financial assets, net**	215	1	–	–	216
Interest income	178	1	(13)	–	166
Interest expense	5,212	15	(13)	–	5,214
Capital expenditure	17,778	639	–	–	18,417

145

Notes to the Consolidated Financial Statements

(Prepared in accordance with International Financial Reporting Standards)

31 December 2020

4 Operating Segment Information (continued)

(a) **CODM, office of the General Manager, reviews the Group's internal reporting in order to assess performance and allocate resources.** (continued)

The segment results for the year ended 31 December 2019 were as follows:

	Airline transportation operations RMB million	Other segments RMB million	Eliminations RMB million	Unallocated* RMB million	Total RMB million
Segment revenue					
Reportable segment revenue from external customers	119,240	1,620	–	–	120,860
Intersegment sales	–	2,052	(2,052)	–	–
Reportable segment revenue	119,240	3,672	(2,052)	–	120,860
Reportable segment profit before income tax	2,745	1,164	–	393	4,302
Other segment information					
Depreciation and amortisation	21,816	261	–	–	22,077
Impairment charges/impairment losses on financial assets, net**	20	–	–	–	20
Interest income	108	1	(13)	–	96
Interest expense	5,152	30	(13)	–	5,169
Capital expenditure	42,853	303	–	–	43,156

The segment assets and liabilities as at 31 December 2020 and 31 December 2019 were as follows:

	Airline transportation operations RMB million	**Other segments RMB million**	**Eliminations RMB million**	**Unallocated* RMB million**	**Total RMB million**
At 31 December 2020					
Reportable segment assets	275,028	5,510	(1,736)	3,606	282,408
Reportable segment liabilities	224,862	2,228	(1,736)	142	225,496
At 31 December 2019					
Reportable segment assets	274,578	6,225	(1,943)	4,076	282,936
Reportable segment liabilities	211,035	3,146	(1,943)	301	212,539

* Unallocated assets primarily represent investments in associates and joint ventures, derivative financial instruments, equity investments designated at fair value through other comprehensive income and a financial asset at fair value through profit or loss. Unallocated results primarily represent the share of results of associates and joint ventures, fair value changes of derivative financial instruments, fair value change of a financial asset at fair value through profit or loss and dividend income relating to equity investments.

** It included impairment loss on property, plant and equipment of RMB31 million (Note 16).

146 China Eastern Airlines Corporation Limited | 2020 Annual Report

Notes to the Consolidated Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2020 4 Operating Segment Information (continued) (b) The Group’s business operates in three main geographical areas, even though they are managed on a worldwide basis. The Group’s revenues by geographical area are analysed based on the following criteria: 1) Traffic revenue from services within Mainland China (the PRC excluding the Hong Kong Special Administrative Region (“Hong Kong”), Macau Special Administrative Region (“Macau”) and Taiwan, collectively known as “Regional”) is classified as domestic operations. Traffic revenue from inbound and outbound services between overseas markets excluding Regional is classified as international operations. 2) Revenue from ticket handling services, ground services and other miscellaneous services are classified on the basis of where the services are performed. 2020 2019 RMB million RMB million Domestic (the PRC, excluding Hong Kong, Macau and Taiwan) 45,479 80,058 International 12,759 37,082 Regional (Hong Kong, Macau and Taiwan) 489 3,846 58,727 120,986 3) The major revenue-earning assets of the Group are its aircraft, all of which are registered in the PRC. Since the Group’s aircraft are deployed flexibly across its route network, there is no suitable basis of allocating such assets and the related liabilities by geographic area and hence segment non-current assets and capital expenditure by geographic area are not presented. Except the aircraft, most non-current assets (except financial instruments) are registered and located in the PRC. (c) Reconciliation of reportable segment revenues, (loss)/profit and assets to the consolidated figures as reported in the consolidated financial statements: 2020 2019 Note RMB million RMB million Revenue Reportable segment revenue 58,639 120,860    — Reclassification of taxes relating to the expired tickets (i) 88 126 Consolidated revenue 58,727 120,986 147

Notes to the Consolidated Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2020 4 Operating Segment Information (continued) (c) Reconciliation of reportable segment revenues, (loss)/profit and assets to the consolidated figures as reported in the consolidated financial statements: (continued) 2020 2019 Note RMB million RMB million (Loss)/profit before income tax Reportable segment (loss)/profit (16,481) 4,302    — Differences in depreciation charges for aircraft and engines due    to different depreciation lives (ii) (7) (3) Consolidated (loss)/profit before income tax (16,488) 4,299 2020 2019 Notes RMB million RMB million Assets Reportable segment assets 282,408 282,936    — Differences in depreciation charges for aircraft and engines due    to different depreciation lives (ii) — 7    — Difference in intangible asset arising from the acquisition of                Shanghai Airlines (iii) 2,242 2,242 Consolidated assets 284,650 285,185 Notes: (i) The difference represents the different classification of sales related taxes under the PRC Accounting Standards and IFRSs. (ii) The difference is attributable to the differences in the useful lives and residual values of aircraft and engines adopted for depreciation purposes in prior years under the PRC Accounting Standards and IFRSs. Despite the depreciation policies of these assets which have been unified under IFRSs and the PRC Accounting Standards in recent years, the changes were applied prospectively as changes in accounting estimates which result in the differences in the carrying amounts and related depreciation charges under IFRSs and the PRC Accounting Standards. (iii) The difference represents the different measurement of the fair value of acquisition cost of the shares from Shanghai Airlines between the PRC Accounting standards and IFRSs, which results in the different measurement of goodwill.    148 China Eastern Airlines Corporation Limited 2020 Annual Report

Notes to the Consolidated Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2020 5 Revenue An analysis of revenue is as follows: 2020 2019 RMB million RMB million Revenue from contracts with customers 58,470 120,796 Revenue from other sources    Rental income 257 190 58,727 120,986 Revenue from contracts with customers (i) Disaggregated revenue information For the year ended 31 December 2020    Airline transportation Other operations operations Total Segments RMB million RMB million RMB million Types of goods or services Traffic revenues — Passenger 49,215 — 49,215 — Cargo and mail 4,895 — 4,895 Tour operations income — 14 14 Ground service income 818 — 818 Commission income 2,206 — 2,206 Others 1,034 288 1,322 Total revenue from contracts with customers 58,168 302 58,470 Geographical markets Domestic (the PRC, excluding Hong Kong,    Macau and Taiwan) 44,920 302 45,222 International 12,759 — 12,759 Regional (Hong Kong, Macau and Taiwan) 489 — 489 Total revenue from contracts with customers 58,168 302 58,470 149

Notes to the Consolidated Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2020 5 Revenue (continued) Revenue from contracts with customers (continued) (i) Disaggregated revenue information (continued) For the year ended 31 December 2019    Airline transportation Other operations operations Total Segments RMB million RMB million RMB million Types of goods or services Traffic revenues — Passenger 110,416 — 110,416 — Cargo and mail 3,826 — 3,826 Tour operations income — 878 878 Ground service income 1,180 — 1,180 Commission income 2,485 — 2,485 Others 1,269 742 2,011 Total revenue from contracts with customers 119,176 1,620 120,796 Geographical markets Domestic (the PRC, excluding Hong Kong,    Macau and Taiwan) 78,248 1,620 79,868 International 37,082 — 37,082 Regional (Hong Kong, Macau and Taiwan) 3,846 — 3,846 Total revenue from contracts with customers 119,176 1,620 120,796 Set out below is the reconciliation of the revenue from contracts with customers to the amounts disclosed in the segment information: For the year ended 31 December 2020    Airline transportation Other operations operations Total Segments RMB million RMB million RMB million Revenue from contracts with customers External customers 58,168 302 58,470 Intersegment sales — 1,499 1,499 Intersegment adjustment and eliminations — (1,499) (1,499) Total revenue from contracts with customers 58,168 302 58,470 150 China Eastern Airlines Corporation Limited 2020 Annual Report

Notes to the Consolidated Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2020 5 Revenue (continued) Revenue from contracts with customers (continued) (i) Disaggregated revenue information (continued) For the year ended 31 December 2019 Airline transportation Other operations operations Total Segments RMB million RMB million RMB million Revenue from contracts with customers External customers 119,176 1,620 120,796 Intersegment sales — 2,052 2,052 Intersegment adjustment and eliminations — (2,052) (2,052) Total revenue from contracts with customers 119,176 1,620 120,796 The following table shows the amount of revenue recognised in the current reporting period that was included in the contract liabilities at the beginning of the reporting period: 2020 2019 RMB million RMB million Revenue recognised that was included in contract liabilities at the beginning of the year:    Passenger transportation services 6,699 7,216 As at 31 December 2020, the contract liabilities for frequent flyer programme amounted to RMB1,781 million. The table below presents the activity of the contract liabilities for frequent flyer programme. 2020 2019 RMB million RMB million At 1 January 2,245 2,286 Deferred during the year 843 1,613 Recognised as revenue during the year (1,122) (1,654) At 31 December 1,966 2,245 Less: the related pending output value added tax therein 185 188 1,781 2,057 151

Notes to the Consolidated Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2020 5 Revenue (continued) Revenue from contracts with customers (continued) (ii) Performance obligations Information about the Group’s performance obligations is summarised below: Passenger transportation services    The performance obligation is satisfied upon transportation service provided. Payment in advance is required and reflected in sales in advance of carriage or frequent flyer programme, both of which are included in contract liabilities. Cargo and mail transportation services The performance obligation is satisfied as services are rendered and payment is generally due within 30 days after the end of each month. Tour services The performance obligation is satisfied as services are rendered and payment in advance is generally required. Ground services The performance obligation is satisfied as services are rendered and payment is generally due within 45 days from the date of billing. Ticket cancellation and commission services The performance obligation is satisfied as the process of ticket cancellation or sales is completed and consideration normally has been received before the services are rendered. 152 China Eastern Airlines Corporation Limited 2020 Annual Report

Notes to the Consolidated Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2020 6 Other Operating Income and Gains 2020 2019 RMB million RMB million Co-operation routes income (note (a)) 3,650 5,436 Routes subsidy income (note (b)) 372 353 Other subsidy income (note (c)) 1,326 535 Gain on disposal of items of property, plant and equipment 55 40 Dividend income from a financial asset at fair value through profit or loss 6 3 Dividend income from equity investments designated at fair value through other comprehensive income 12 19 Compensation from ticket sales agents 53 331 Gain on disposal of a subsidiary — 64 Others 224 421 5,698 7,202 Notes: (a) Co-operation routes income represents subsidies granted by various local authorities and other parties, with which the Group developed certain routes to support the development of local economy. The amounts granted are calculated based on the agreements entered into by all parties. (b) Routes subsidy income represents subsidies granted by various authorities to support certain international and domestic routes operated by the Group. (c) Other subsidy income represents subsidies granted by various local authorities based on certain amounts of tax paid and other government grants. (d) There are no unfulfilled conditions or other contingencies related to subsidies that were recognised for the years ended 31 December 2020 and 2019. 7 Operating Profit Operating profit is stated after charging/(crediting) the following items: 2020 2019 RMB million RMB million Amortisation of intangible assets (Note 19) 239 143 Depreciation of property, plant and equipment (Note 16) 9,067 9,078 Depreciation of right-of-use assets (Note 18(a)) 12,367 12,298 Depreciation of investment properties (Note 17) 12 25 Amortisation of long-term deferred assets included in other non-current assets 570 536 Impairment charge on property, plant and equipment (Note 9) 31 4 Write-down of flight equipment spare parts to net realisable value (Note 9) 153 —Consumption of flight equipment spare parts 1,135 1,013 Auditors’ remuneration 17 18 Foreign exchange differences, net (Note 11 and 12) (2,494) 990 153

Notes to the Consolidated Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2020 8 Wages, Salaries and Benefits 2020 2019 RMB million RMB million Wages, salaries, bonuses and allowances 16,412 19,385 Employee welfare and benefits 128 143 Pension (Note 38(a)) 2,149 2,571 Medical insurance (note (a)) 725 789 Staff housing fund (note (b)) 1,195 1,056 Staff housing allowances (note (c)) 214 186 Early retirement benefits (note (d)) 4 22 20,827 24,152 Notes: (a) Medical insurance    Majority of the Group’s PRC employees participate in the medical insurance schemes organised by municipal governments.    (b) Staff housing fund    In accordance with the relevant PRC housing regulations, the Group is required to contribute to the state-sponsored housing fund for its employees. At the same time, the employees are required to contribute an amount equal to the Group’s contribution. The employees are entitled to claim the entire sum of the fund contributed under certain specified withdrawal circumstances. The Group has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits. (c) Staff housing allowances    The Group also provides staff housing allowances in cash to eligible employees. The total entitlement of an eligible employee is principally provided over a period of 20 years. Upon an eligible employee’s resignation or retirement, his or her entitlement would cease and any unpaid entitlement related to past service up to the date of resignation or retirement would be paid. (d) Early retirement benefits    The Group implements an early retirement scheme which allows eligible employees to early retire on a voluntary basis. The Group undertakes the obligations to pay the early retirement employees’ basic salaries and certain welfare in the future on a monthly basis according to the early retirement scheme, together with social insurance and housing fund pursuant to the regulation of the local government. The benefits of the early retirement scheme are calculated based on factors including the remaining number of years of service from the date of early retirement to the normal retirement date and the benefits the early retirement employees enjoyed. The present value of the future cash flows expected to be required to settle the obligations is recognised as a provision in “other long-term liabilities”. 154 China Eastern Airlines Corporation Limited 2020 Annual Report

Notes to the Consolidated Financial Statements

(Prepared in accordance with International Financial Reporting Standards)

31 December 2020

8 Wages, Salaries and Benefits (continued)

Notes: (continued)

(e) Directors' and executive's remuneration

Directors' and executive's remuneration for the year, disclosed pursuant to the Listing Rules, section 383(1)(a), (b), (c) and (f) of the Hong Kong Companies Ordinance and Part 2 of the Companies (Disclosure of Information about Benefits of Directors) Regulation, is as follows:

	2020 RMB'000	2019 RMB'000
Fees	460	805
Other emoluments:		
Salaries, allowances and benefits in kind	2,906	665
Performance related bonuses*	–	–
Pension scheme contributions	61	21
	3,427	1,491

* No executive directors of the Company are entitled to bonus payments which are determined as a percentage of the profit after tax of the Group.

2020

	Fees RMB'000	Salaries, allowances and benefits in kind RMB'000	Performance related bonuses RMB'000	Pension scheme contributions RMB'000	Total RMB'000
Executive Directors					
Liu Shaoyong*	–	–	–	–	–
Wang Junjin**	–	–	–	–	–
Li Yangmin*	–	–	–	–	–
Tang Bing*	–	–	–	–	–
Yuan Jun****	–	–	–	–	–
Jiang Jiang*****	–	2,325	–	36	2,361
Independent non-executive Directors					
Lin Wanli***	–	–	–	–	–
Shao Ruiqing	200	–	–	–	200
Cai Hongping	200	–	–	–	200
Dong Xuebo	60	–	–	–	60
Supervisors					
Xi Sheng*	–	–	–	–	–
Gao Feng**	–	536	–	23	559
Zhou Huaxin*****	–	45	–	2	47
Fang Zhaoya*	–	–	–	–	–
Total	460	2,906	–	61	3,427

155

Notes to the Consolidated Financial Statements

(Prepared in accordance with International Financial Reporting Standards)

31 December 2020

8 Wages, Salaries and Benefits (continued)

Notes: (continued)

(e) Directors' and executive's remuneration (continued)

2019

	Fees RMB'000	Salaries, allowances and benefits in kind RMB'000	Performance related bonuses RMB'000	Pension scheme contributions RMB'000	Total RMB'000
Executive Directors					
Liu Shaoyong*	–	–	–	–	–
Ma Xulun*&****	–	–	–	–	–
Wang Junjin**	–	–	–	–	–
Li Yangmin*&**	–	–	–	–	–
Tang Bing*&**	–	–	–	–	–
Yuan Jun*	–	–	–	–	–
Independent non-executive Directors					
Lin Wanli	–	–	–	–	–
Li Ruoshan***	200	–	–	–	200
Ma Weihua***	200	–	–	–	200
Shao Ruiqing	200	–	–	–	200
Cai Hongping	200	–	–	–	200
Dong Xuebo**	5	–	–	–	5
Supervisors					
Xi Sheng*	–	–	–	–	–
Gao Feng	–	665	–	21	686
Li Jinde*&***	–	–	–	–	–
Fang Zhaoya*&**	–	–	–	–	–
Total	805	665	–	21	1,491

* These directors and supervisors of the Company received emoluments from CEA Holding, the parent company, part of which were in respect of their services to the Company and its subsidiaries. No apportionment has been made as it is impracticable to apportion those amounts between their services to the Group and their services to CEA Holding.

** These directors and supervisors of the Company were newly appointed or elected during the years ended 31 December 2020 and 2019, respectively.

*** These directors and supervisors of the Company resigned during the years ended 31 December 2020 and 2019, respectively.

**** Mr. Ma Xulun resigned on 1 February 2019.

***** Mr. Jiang Jiang was newly appointed as Employee Representative Director on 28 December 2020 and Mr. Zhou Huaxin was newly appointed as Supervisor on 10 December 2020. Their salaries, allowances and benefits in kind were listed as being Managers.

During the years ended 31 December 2020 and 2019, no directors and supervisors waived their emoluments.

156 China Eastern Airlines Corporation Limited | 2020 Annual Report

Notes to the Consolidated Financial Statements

(Prepared in accordance with International Financial Reporting Standards)

31 December 2020

8 Wages, Salaries and Benefits (continued)

Notes: (continued)

(f) Five highest paid individuals

One of the Company's directors and supervisors was among the five highest paid individuals in the Group for the year ended 31 December 2020 (2019: Nil). The emoluments payable to the five highest paid individuals were as follows:

	2020 RMB'000	2019 RMB'000
Wages, salaries and allowances	10,495	11,413
Performance related bonuses*	–	–
Pension scheme contributions	172	185
	10,667	11,598

* None of the above highest paid individuals are entitled to bonus payments which are determined as a percentage of the profit after tax of the Group.

The number of five highest paid individuals whose emoluments fell within the following bands is as follows:

	Number of individuals	
	2020	2019
HK$2,000,001 to HK$2,500,000	2	2
HK$2,500,001 to HK$3,000,000	3	2
HK$3,000,001 to HK$3,500,000	–	1

During the year ended 31 December 2020, no emoluments were paid by the Group to the directors, supervisors and the five highest paid individuals as an inducement to join or upon joining the Group, or as a compensation for loss of office (2019: Nil).

9 Impairment Charges

	2020 RMB million	2019 RMB million
Impairment charge on property, plant and equipment (Note 16)	31	4
Write-down of flight equipment spare parts to net realisable value (Note 26)	153	–
	184	4

10 Impairment Losses on Financial Assets, Net

	2020 RMB million	2019 RMB million
Impairment losses on trade receivable, net (Note 27)	15	(6)
Impairment losses on other receivables (Note 29)	17	22
	32	16

11 Finance Income

	2020 RMB million	2019 RMB million
Interest income	166	96
Foreign exchange gains, net (Note 12(b))	2,494	–
	2,660	96

157

Notes to the Consolidated Financial Statements

(Prepared in accordance with International Financial Reporting Standards)

31 December 2020

12 Finance Costs

	2020 RMB million	2019 RMB million
Interest on bank borrowings	1,112	1,149
Interest relating to lease liabilities (Note 18(c))	3,655	3,894
Interest relating to post-retirement benefit obligations	85	92
Interest relating to provision for lease return costs for aircraft and engines	283	270
Interest on bonds and debentures	632	520
Interest relating to interest rate swap contracts	4	(68)
Less: amounts capitalised into advanced payments on acquisition of aircraft (note (a))	(558)	(687)
	5,213	5,170
Foreign exchange losses, net (note (b))	–	990
	5,213	6,160

Notes:

(a) The weighted average interest rate used for interest capitalisation was 3.55% per annum for the year ended 31 December 2020 (For the year ended 31 December 2019: 3.51%).

(b) The exchange gains and losses primarily related to the translation of the Group's foreign currency denominated borrowings and lease liabilities for the years ended 31 December 2020 and 2019.

13 Income Tax

Income tax (credited)/charged to profit or loss was as follows:

	2020 RMB million	2019 RMB million
Current	222	942
Deferred	(4,149)	(123)
	(3,927)	819

Pursuant to the "Notice on the continuation of the Income Tax Policies for Enhancing the Implementation of Western Region Development Strategy." (Ministry of Finance Announcement [2020] No. 23), and other series of tax regulations, enterprises located in the western regions and engaged in the industrial activities as listed in the "Catalogue of Encouraged Industries in Western Regions", will be entitled to a reduced corporate income tax rate of 15% from 2021 to 2030 upon approval from the tax authorities. CEA Yunnan, a subsidiary of the Company, obtained approval from the tax authorities and has been entitled to a reduced corporate income tax rate of 15% from 1 January 2011. The Company's Sichuan branch, Gansu branch and Xibei branch also obtained approvals from the respective tax authorities and are entitled to a reduced corporate income tax rate of 15%. The subsidiaries incorporated in Hong Kong are subject to Hong Kong profits tax rate of 16.5% (2019: 16.5%). Eastern E-Commerce, a subsidiary of the Company, qualified for High and New Technology Enterprise (HNTE) status with HNTE certificate No.GR201831003647 issued by the relative authorities, has been entitled to a reduced corporate income tax rate of 15% from 1 January 2018 as approved by the tax authorities.

The Company and its subsidiaries, except for CEA Yunnan, Eastern E-Commerce, Sichuan branch, Gansu branch, Xibei branch and those incorporated in Hong Kong, are generally subject to the PRC standard corporate income tax rate of 25% (2019: 25%).

158 China Eastern Airlines Corporation Limited | 2020 Annual Report

Notes to the Consolidated Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2020 13 Income Tax (continued) A reconciliation of the tax expense applicable to (loss)/profit before tax at the statutory rate for the country in which the Company and the majority of its subsidiaries are domiciled to the tax expense at the effective tax rate is as follows: 2020 2019 RMB million RMB million (Loss)/profit before income tax (16,488) 4,299 Tax calculated at the tax rate of 25% (2019: 25%) (4,122) 1,075 Lower tax rates enacted by local authority 56 (139) Share of results of associates and joint ventures 24 (71) Income not subject to tax (12) (36) Expenses not deductible for tax 169 128 Utilisation of previously unrecognised tax losses (16) (11) Unrecognised tax losses for the year 21 17 Utilisation of previously unrecognised deductible temporary differences (10) (8) Unrecognised deductible temporary differences 3 3 Adjustments in respect of current tax of previous periods (4) (34) Additional deduction of research and development costs (31) (27) Income tax deduction of purchase of special equipment for production safety (5) (78) Tax (credit)/charge (3,927) 819 Effective tax rate 23.82% 19.05% The Group operates international flights to overseas destinations. There was no material overseas taxation for the years ended 31 December 2020 and 2019, as there are tax treaties between the PRC and the corresponding jurisdictions relating to the aviation business. 14 Dividends 2020 2019 RMB million RMB million Proposed final — Nil (2019: RMB0.050) per ordinary share — 819 On 30 March 2021, the Group has no profit distribution plan to propose cash dividend for 2020 (2019: RMB0.050 per share before tax). 15 Loss/Earnings Per Share The calculation of basic loss per share for the year ended 31 December 2020 was based on the loss attributable to equity holders of the Company of RMB11,836 million and the weighted average number of shares of 16,379,509,203 in issue during the year.    The calculation of basic earnings per share for the year ended 31 December 2019 was based on the profit attributable to equity holders of the Company of RMB3,192 million and the weighted average number of shares of 15,104,893,522 in issue during the year.    The Company had no potentially dilutive options or other financial instruments relating to the ordinary shares in issue during the years ended 31 December 2020 and 2019. 159

Notes to the Consolidated Financial Statements

(Prepared in accordance with International Financial Reporting Standards)

31 December 2020

16 Property, Plant and Equipment

	Aircraft, engines and flight equipment RMB million	Buildings RMB million	Other property, plant and equipment RMB million	Construction in progress RMB million	Total RMB million
31 December 2020					
At 1 January 2020					
Cost	133,845	14,153	10,217	3,857	162,072
Accumulated depreciation and impairment	(54,366)	(2,499)	(5,770)	–	(62,635)
Net carrying amount	79,479	11,654	4,447	3,857	99,437
At 1 January 2020, net of accumulated depreciation and impairment	79,479	11,654	4,447	3,857	99,437
Additions	3,517	69	528	1,055	5,169
Disposals	(781)	(22)	(102)	(425)	(1,330)
Transfer from construction in progress	–	1,102	21	(1,123)	–
Transfer from advanced payments on acquisition of aircraft	53	–	–	–	53
Transfer from investment properties (Note 17)	–	425	–	–	425
Transfer from right-of-use assets (Note 18(a))	6,402	–	–	–	6,402
Transfer to investment properties (Note 17)	–	(13)	–	–	(13)
Transfer to other non-current assets	–	–	–	(2)	(2)
Depreciation provided during the year	(7,680)	(501)	(886)	–	(9,067)
Impairment (note)	(31)	–	–	–	(31)
At 31 December 2020, net of accumulated depreciation and impairment	80,959	12,714	4,008	3,362	101,043
At 31 December 2020:					
Cost	144,827	15,816	10,337	3,362	174,342
Accumulated depreciation and impairment	(63,868)	(3,102)	(6,329)	–	(73,299)
Net carrying amount	80,959	12,714	4,008	3,362	101,043

Note: During the year ended 31 December 2020, the Group made an impairment provision of RMB31 million for certain retired engines, the recoverable amount is determined based on the estimated market prices.

160 China Eastern Airlines Corporation Limited | 2020 Annual Report

Notes to the Consolidated Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2020 16 Property, Plant and Equipment (continued) As at 31 December 2020, the ownership certificates of buildings with a net carrying amount of RMB8,453 million (2019: RMB9,206 million) have not been obtained. The directors of the Company are of the opinion that the Group legally owns and has the rights to use the aforesaid buildings, and that there is no material adverse impact on the overall financial position of the Group. The Group’s parcels of land in Mainland China where the buildings are situated are held under medium-term leases. The following table indicates the cost and net carrying amount of the Group’s aircraft pledged as collateral under certain borrowing arrangements (Note 36): 2020 2019 Net carrying Net carrying Cost amount Cost amount RMB million RMB million RMB million RMB million Aircraft    — pledged as collateral 26,149 17,515 10,819 7,243 161

Notes to the Consolidated Financial Statements

(Prepared in accordance with International Financial Reporting Standards)

31 December 2020

16 Property, Plant and Equipment (continued)

	Aircraft, engines and flight equipment RMB million	Buildings RMB million	Other property, plant and equipment RMB million	Construction in progress RMB million	Total RMB million
31 December 2019					
At 1 January 2019					
Cost	111,968	10,689	9,462	4,419	136,538
Accumulated depreciation and impairment	(43,403)	(2,159)	(5,288)	–	(50,850)
Net carrying amount	68,565	8,530	4,174	4,419	85,688
At 1 January 2019 net of accumulated depreciation and impairment	68,565	8,530	4,174	4,419	85,688
Additions	4,137	(41)	716	3,242	8,054
Disposals	(10)	(40)	(41)	–	(91)
Transfer from construction in progress	–	3,523	214	(3,737)	–
Transfer from advanced payments on acquisition of aircraft	335	–	–	–	335
Transfer from investment properties (Note 17)	–	76	–	–	76
Transfer from right-of-use assets (Note 18(a))	14,264	–	–	–	14,264
Transfer to investment properties (Note 17)	–	(23)	–	–	(23)
Transfer from/(to) other non-current assets	–	–	309	(67)	242
Disposal of a subsidiary	–	(8)	(18)	–	(26)
Depreciation provided during the year	(7,812)	(363)	(903)	–	(9,078)
Impairment	–	–	(4)	–	(4)
At 31 December 2019, net of accumulated depreciation and impairment	79,479	11,654	4,447	3,857	99,437
At 31 December 2019:					
Cost	133,845	14,153	10,217	3,857	162,072
Accumulated depreciation and impairment	(54,366)	(2,499)	(5,770)	–	(62,635)
Net carrying amount	79,479	11,654	4,447	3,857	99,437

162 China Eastern Airlines Corporation Limited | 2020 Annual Report

Notes to the Consolidated Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2020 17 Investment Properties 2020 2019 RMB million RMB million Cost At 1 January 883 940 Transfer from property, plant and equipment (Note 16) 25 35 Transfer from right-of-use assets (Note 18(a)) 11 13 Transfer to property, plant and equipment (Note 16) (565) (101) Transfer to right-of-use assets (Note 18(a)) (91) (4) At 31 December 263 883 Accumulated depreciation At 1 January 230 216 Transfer from property, plant and equipment (Note 16) 12 12 Transfer from right-of-use assets (Note 18(a)) 3 3 Transfer to property, plant and equipment (Note 16) (140) (25) Transfer to right-of-use assets (Note 18(a)) (20) (1) Charge for the year (Note 7) 12 25 At 31 December 97 230 Net book amount At 31 December 166 653 As at 31 December 2020, the fair value of the investment properties was approximately RMB445 million (2019: RMB1,125 million) according to a valuation performed by an independent professionally qualified valuer. The investment properties are leased to third parties and related parties under operating leases. Rental income totalling RMB139 million (2019: RMB100 million) was received by the Group during the year in respect of the leases.    As at 31 December 2020, the Group had no pledged investment properties (2019: Nil). 163

Notes to the Consolidated Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2020 17 Investment Properties (continued) Fair value hierarchy The following table illustrates the fair value measurement hierarchy of the Group’s investment properties: Fair value measurement using Quoted prices Significant Significant in active observable unobservable markets inputs inputs (Level 1) (Level 2) (Level 3) Total Buildings RMB million RMB million RMB million RMB million Not measured at fair value but fair value is disclosed: As at 31 December 2020 — 119 326 445 As at 31 December 2019 — 144 981 1,125 During the year, there were no transfers of fair value measurements between Level 1 and Level 2 and no transfers into or out of Level 3 (2019: Nil). The fair values of the buildings with comparable market prices have been estimated using significant observable inputs and calculated by adjusted market prices considering the condition and location of the buildings. The fair values of the buildings without comparable market prices have been estimated by a discounted cash flow valuation model using significant unobservable inputs such as the estimated rental value, rent growth, long term vacancy rate and discount rate. 18 Leases The Group as a lessee The Group has lease contracts for various items of aircraft, engines, buildings and others used in its operations. Lump sum payments were made upfront to acquire the leased land from the owners with lease periods of 40 to 50 years, and no ongoing payments will be made under the terms of these land leases. As at 31 December 2020, the Group had 440 aircraft (2019: 462 aircraft) under leases, which generally have lease terms between 5 and 20 years. Leases of engines generally have lease terms between 5 and 20 years, while buildings generally have lease terms between 2 and 10 years. Others, including motor vehicles, generally have lease term between 2 to 5 years. The Group also has lease contracts for buildings and equipment with lease terms of 12 months or less or is individually of low value. Generally, the Group is restricted from assigning and subleasing the leased assets outside the Group. 164 China Eastern Airlines Corporation Limited 2020 Annual Report

Notes to the Consolidated Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2020 18 Leases (continued) The Group as a lessee (continued) (a) Right-of-use assets The carrying amounts of the Group’s right-of-use assets and the movements during the year are as follows: Prepayments Aircraft, for land use and engines rights Buildings Others Total RMB million RMB million RMB million RMB million RMB million At 1 January 2019 net of accumulated depreciation 126,417 1,387 496 12 128,312 Additions 26,315 1 622 73 27,011 Transfer from investment properties (Note 17) — 3 — — 3 Transfer to property, plant and equipment (Note 16) (14,264) — — — (14,264) Transfer to investment properties (Note 17) — (10) — — (10) Disposal of a subsidiary — — (10) — (10) Disposals (40) — — — (40) Depreciation provided during the year (11,964) (38) (284) (12) (12,298) At 31 December 2019 and 1 January 2020, net of accumulated depreciation 126,464 1,343 824 73 128,704 Additions 7,109 — 1,145 135 8,389 Transfer from investment properties (Note 17) — 71 — — 71 Transfer to property, plant and equipment (Note 16) (6,402) — — — (6,402) Transfer to investment properties (Note 17) — (8) — — (8) Disposals (171) — (6) — (177) Depreciation provided during the year (11,322) (38) (948) (59) (12,367) At 31 December 2020 115,678 1,368 1,015 149 118,210 165

Notes to the Consolidated Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2020 18 Leases (continued) The Group as a lessee (continued) (b) Lease liabilities The carrying amount of lease liabilities and the movements during the year are as follows: 2020 2019 RMB million RMB million Carrying amount at 1 January 110,275 109,306 New leases 7,191 24,023 Effect of foreign exchange (2,768) 851 COVID-19-related rent concessions from lessors (3) —Disposal of a subsidiary — (10) Accretion of interest recognised during the year 3,655 3,894 Payments (22,099) (27,789) Carrying amount at 31 December 96,251 110,275 Analysed into:    Current portion 14,073 15,590 Non-current portion 82,178 94,685 The maturity analysis of lease liabilities is disclosed in Note 48 to the consolidated financial statements. (c) The amounts recognised in profit or loss in relation to leases are as follows: 2020 2019 RMB million RMB million Interest on lease liabilities 3,655 3,894 Depreciation charge of right-of-use assets 12,367 12,298 COVID-19-related rent concessions from lessors (3) —Low value and short-term lease rental 358 631 Total amount recognised in profit or loss 16,377 16,823 (d) The Group has no significant lease contracts that include extension and termination options or contain variable payments. (e) The total cash outflow for leases and future cash outflows relating to leases that have not yet commenced are disclosed in Notes 43(d) and 44, respectively, to the consolidated financial statements. 166 China Eastern Airlines Corporation Limited 2020 Annual Report

Notes to the Consolidated Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2020 18 Leases (continued) The Group as a lessor The Group leases its investment properties (Note 17) consisting of around 33 properties in the PRC under operating lease arrangements, with leases negotiated for terms ranging from one to fourteen years. The terms of the leases generally require the tenants to pay security deposits and provide for periodic rent adjustments according to the then prevailing market conditions. Rental income recognised by the Group during the year was RMB257 million (2019: RMB190 million), details of which are included in Note 5 to the consolidated financial statements.    At 31 December 2020, the undiscounted lease payments receivable by the Group in future periods under non-cancellable operating leases with its tenants are as follows:    2020 2019 RMB million RMB million Within one year 150 165 After one year but within two years 141 149 After two years but within three years 135 144 After three years but within four years 134 139 After four years but within five years 114 138 After five years 197 221 871 956 167

Notes to the Consolidated Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2020 19 Intangible Assets Goodwill (note (a)) Others Total RMB million RMB million RMB million 31 December 2020 Cost at 1 January 2020, net of accumulated amortisation 11,270 428 11,698 Additions — 263 263 Transfer from construction in process — 1 1 Disposals — (5) (5) Amortisation provided during the year — (239) (239) At 31 December 2020 11,270 448 11,718 At 31 December 2020:    Cost 11,270 1,462 12,732 Accumulated amortisation — (1,014) (1,014)    Net carrying amount 11,270 448 11,718 31 December 2019 Cost at 1 January 2019, net of accumulated amortisation 11,270 339 11,609 Additions — 199 199 Transfer from construction in process — 36 36 Disposals — (3) (3) Amortisation provided during the year — (143) (143) At 31 December 2019 11,270 428 11,698 At 31 December 2019:    Cost 11,270 1,301 12,571 Accumulated amortisation — (873) (873)    Net carrying amount 11,270 428 11,698 Note: (a) The balance represents goodwill arising from the acquisition of Shanghai Airlines. The value of the goodwill is attributable to strengthening the competitiveness of the Group’s airline transportation operations, attaining synergy through integration of the resources and accelerating the development of international air transportation in Shanghai. For the purpose of impairment assessment, goodwill was allocated to the cash-generating unit (“CGU”) of airline transportation operations that the Group operates and benefits from the acquisition.    The recoverable amount of the CGU has been determined based on a value-in-use calculation using cash flow projections based on a financial budget approved by senior management covering a five-year period. The discount rate after tax applied to the post-tax cash flow projections is 9.5% (2019: 9.5%). The growth rate used to extrapolate the cash flows of the above cash-generating unit beyond the five-year period is 2.60% (2019: 3.00%), which does not exceed the long-term average growth rate for the business in which the CGU operates. No impairment for the goodwill was required based on the value-in-use calculation as at the reporting date. 168 China Eastern Airlines Corporation Limited 2020 Annual Report

Notes to the Consolidated Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2020 20 Investments in Associates 2020 2019 RMB million RMB million Share of net assets 1,793 1,977 The movements in investments in associates were as follows: 2020 2019 RMB million RMB million At 1 January 1,977 1,696 Additions — 95 Share of results of associates (82) 265 Share of revaluation on equity investments designated at fair value through other comprehensive income held by an associate 2 7 Share of other equity changes of an associate — 8 Dividend declared during the year (104) (85) Disposal of a subsidiary — (9) At 31 December 1,793 1,977 169

Notes to the Consolidated Financial Statements

(Prepared in accordance with International Financial Reporting Standards)

31 December 2020

20 Investments in Associates (continued)

Particulars of the principal associates, which are limited liability companies, are as follows:

Company name	Place of establishment and operation and date of establishment	Registered capital		Attributable equity interest		Principal activities
		2020 Million	2019 Million	2020	2019	
Eastern Air Group Finance Co., Ltd. ("Eastern Air Finance Company")	PRC/Mainland China 6 December 1995	RMB2,000	RMB2,000	25%	25%	Provision of financial services to group companies of CEA Holding
China Eastern Air Catering Investment Co., Ltd.	PRC/Mainland China 17 November 2003	RMB350	RMB350	45%	45%	Provision of air catering services
Shanghai Pratt & Whitney Aircraft Engine Maintenance Co., Ltd. ("Shanghai P&W") (note)	PRC/Mainland China 28 March 2008	USD40	USD40	51%	51%	Provision of aircraft, engine and other related component maintenance services
New Shanghai International Tower Co., Ltd.	PRC/Mainland China 17 November 1992	RMB167	RMB167	20%	20%	Property development provision and management services
Eastern Aviation Import & Export Co., Ltd. ("Eastern Import & Export")	PRC/Mainland China 9 June 1993	RMB80	RMB80	45%	45%	Provision of aviation equipment and purchase of spare parts
Eastern Aviation Advertising Service Co., Ltd. ("Eastern Advertising")	PRC/Mainland China 4 March 1986	RMB200	RMB200	45%	45%	Provision of aviation advertising agency services
Shanghai Collins Aviation Maintenance Service Co., Ltd. ("Collins Aviation")	PRC/Mainland China 27 September 2002	USD7	USD7	35%	35%	Provision of airline electronic product maintenance services
Shanghai Airlines Tours International (Group) Co., Ltd. ("Shanghai Airlines Tours")	PRC/Mainland China 29 August 1992	RMB143	RMB143	35%	35%	Tour operations, travel and air ticketing agency and transportation

Note:

In 2008, the Company entered into an agreement with United Technologies International Corporation ("Technologies International") to establish Shanghai P&W, in which the Company holds a 51% interest. According to the shareholder's agreement, Technologies International has the power to govern the financial and operating policies and in this respect the Company accounts for Shanghai P&W as an associate.

170 China Eastern Airlines Corporation Limited | 2020 Annual Report

Notes to the Consolidated Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2020 20 Investments in Associates (continued) The following table illustrates the aggregate financial information of the Group’s associates that were not individually material: 2020 2019 RMB million RMB million Share of the associates’ (loss)/profit for the year (82) 265 Share of the associates’ other comprehensive income 2 7 Share of the associates’ total comprehensive income (80) 272 Aggregate carrying amount of the Group’s interests in the associates 1,793 1,977 21 Investments in Joint Ventures 2020 2019 RMB million RMB million Share of net assets 594 627 The movements in investments in joint ventures were as follows: 2020 2019 RMB million RMB million At 1 January 627 577 Additions — 102 Share of results (13) 17 Dividend declared during the year (20) (69) At 31 December 594 627 171

Notes to the Consolidated Financial Statements

(Prepared in accordance with International Financial Reporting Standards)

31 December 2020

21 Investments in Joint Ventures (continued)

Particulars of the principal joint ventures, which are limited liability companies, are as follows:

Company name	Place of establishment and operation and date of establishment	Registered capital		Attributable equity interest		Principal activities
		2020 Million	2019 Million	2020	2019	
Shanghai Technologies Aerospace Co., Ltd. ("Technologies Aerospace") (note)	PRC/Mainland China 28 September 2004	USD73	USD73	51%	51%	Provision of repair and maintenance services
Shanghai Eastern Union Aviation Wheels & Brakes Maintenance Services Overhaul Engineering Co., Ltd. ("Wheels & Brakes")	PRC/Mainland China 28 December 1995	USD2	USD2	40%	40%	Provision of spare parts repair and maintenance services
Eastern China Kaiya System Integration Co., Ltd. ("China Kaiya")	PRC/Mainland China 21 May 1999	RMB10	RMB10	41%	41%	Provision of computer system development and maintenance services
CAE Melbourne Flight Training Pty Ltd. ("CAE Melbourne")	Australia 9 March 2007	AUD11	AUD11	50%	50%	Provision of flight training services
Shanghai Hute Aviation Technology Co., Ltd. ("Shanghai Hute")	PRC/Mainland China 9 April 2003	RMB30	RMB30	50%	50%	Provision of equipment maintenance services
Xi'an CEA SAFRAN Landing Systems Services Co., Ltd. ("XIESA")	PRC/Mainland China 12 July 2017	USD40	USD40	50%	50%	Provision of aircraft, engine and other related component maintenance services

Note:

Under a joint venture agreement with a joint venture partner of Technologies Aerospace dated 10 March 2003, the Group and the joint venture partner have agreed to share the control over the economic activities of Technologies Aerospace. Any strategic financial and operating decisions relating to the activities of Technologies Aerospace require the unanimous consent of the Company and the joint venture partner.

172 China Eastern Airlines Corporation Limited | 2020 Annual Report

Notes to the Consolidated Financial Statements

(Prepared in accordance with International Financial Reporting Standards)

31 December 2020

21 Investments in Joint Ventures (continued)

The following table illustrates the aggregate financial information of the Group's joint ventures that were not individually material:

	2020 RMB million	2019 RMB million
Share of the joint ventures' (loss)/profit and total comprehensive income for the year	(13)	17
Aggregate carrying amount of the Group's interests in the joint ventures	594	627

22 Equity Investments Designated at Fair Value Through Other Comprehensive Income

	2020 RMB million	2019 RMB million
Listed equity investment, at fair value		
TravelSky Technology Limited	457	496
	457	496
Unlisted equity investments, at fair value		
Sichuan Airlines Corporation Limited	194	336
Aviation Data Communication Corporation Limited	182	244
Others	162	198
	538	778
	995	1,274

The above equity investments were irrevocably designated at fair value through other comprehensive income as the Group considers these investments to be strategic in nature.

During the year ended 31 December 2020, the Group received dividends in the amounts of RMB8 million and RMB4 million from TravelSky Technology Limited and other non-listed equity investments designated at fair value through other comprehensive income, respectively.

173

Notes to the Consolidated Financial Statements

(Prepared in accordance with International Financial Reporting Standards)

31 December 2020

23 Derivative Financial Instruments

	Assets		Liabilities	
	2020 RMB million	2019 RMB million	2020 RMB million	2019 RMB million
Fuel forward contracts	399	–	1	–
Interest rate swaps	–	27	140	10
Forward foreign currency contracts	–	43	–	13
Total	399	70	141	23
Less: current portion				
— Fuel forward contracts	362	–	1	–
— Interest rate swaps	–	–	2	–
— Forward foreign currency contracts	–	43	–	13
Current portion	362	43	3	13
Non-current portion	37	27	138	10

Cash flow hedge — Fuel price risk

The Group entered into fuel forward contracts to mitigate its jet fuel price risk. The fuel forward contracts had been designated as cash flow hedge of the Group's highly probable forecast fuel purchase transactions. As at 31 December 2020, the notional principal of the outstanding fuel forward contracts amounted to USD252 million (31 December 2019: Nil). These contracts would expire between 2021 and 2022.

Cash flow hedge — Interest rate risk

The Group entered into interest rate swap contracts to mitigate its interest rate risk. The interest rate swap contracts had been designated as cash flow hedge against the variability in market interest rates of lease liabilities. As at 31 December 2020, the notional principal of the outstanding interest rate swap contracts amounted to USD690 million (31 December 2019: USD888 million). These contracts would expire between 2021 and 2025.

Cash flow hedge — Foreign currency risk

The Group entered into forward foreign currency contracts to mitigate its forward currency risk. The forward foreign currency contracts had been designated as cash flow hedge against forecasted capital expenditures and highly probable forecast fuel purchase transactions in USD. As at 31 December 2020, there were no forward foreign currency contracts.

174 China Eastern Airlines Corporation Limited | 2020 Annual Report

Notes to the Consolidated Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2020 24 Other Non-Current Assets    2020 2019 RMB million RMB million Deposits relating to aircraft held under leases 143 156 Deferred pilot recruitment costs 2,100 1,873 Rebate receivables on aircraft acquisitions 1,264 42 Prepayment for acquisition of property, plant and equipment 1,055 1,095 Others 783 804 5,345 3,970 25 Deferred Taxation    Deferred tax assets and liabilities are offset when there is a legally enforceable right of offsetting and when the deferred income taxes relate to the same authority. The following amounts, determined after appropriate offsetting, are shown in the consolidated statement of financial position: 2020 2019 RMB million RMB million Deferred tax assets 5,011 853 Deferred tax liabilities (13) (22) Net deferred tax assets 4,998 831 Movements in the net deferred tax assets were as follows: 2020 2019 RMB million RMB million At 1 January 831 677 Credited to profit or loss (Note 13) 4,149 123 Charged to other comprehensive income 18 31 At 31 December 4,998 831 175

Notes to the Consolidated Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2020 25 Deferred Taxation (continued)    The deferred tax assets and liabilities (prior to the offsetting of balances within the same tax jurisdiction) were made up of the taxation effects of the following: 2020 2019 RMB million RMB million Deferred tax assets: Provision for lease return costs for aircraft and engines 1,109 1,075 Lease liabilities/Right-of-use assets 94 —Impairment provision for flight equipment spare parts 61 53 Impairment provision for receivables 80 76 Impairment provision for property, plant and equipment 115 101 Derivative financial instruments 36 6 Financial asset at fair value through profit or loss 7 —Other payables and accruals 70 71 Government grants related to assets 29 35 Loss available for offsetting against future taxable profits 3,699 66 Safety equipment tax credit 10 —Aged payables 1 1 5,311 1,484 Deferred tax liabilities: Lease liabilities/Right-of-use assets — (352) Equity investments designated at fair value through other comprehensive income (213) (283) Derivative financial instruments (100) (18)    (313) (653)    4,998 831 176 China Eastern Airlines Corporation Limited 2020 Annual Report

Notes to the Consolidated Financial Statements    (Prepared in accordance with International Financial Reporting Standards)    31 December 2020    25 Deferred Taxation (continued)    Movements in the net deferred tax assets/(liabilities) of the Group for the year were as follows:    (Charged)/    (Charged)/ credited to other At At 1 January credited to comprehensive 31 December 2020 profit or loss income 2020 RMB million RMB million RMB million RMB million    For the year ended 31 December 2020 Provision for lease return costs for aircraft and engines 1,075 34 — 1,109 Lease liabilities/Right-of-use assets — 94 — 94 Impairment provision for flight equipment spare parts 53 8 — 61 Impairment provision for receivables 76 4 — 80 Impairment provision for property, plant and equipment 101 14 — 115 Derivative financial instruments 6 — 30 36 Financial asset at fair value through profit or loss — 7 — 7 Other payables and accruals 71 (1) — 70 Government grants related to assets 35 (6) — 29 Loss available for offsetting against future taxable profits 66 3,633 — 3,699 Safety equipment tax credit — 10 — 10 Aged payables 1 — — 1    1,484 3,797 30 5,311    Lease liabilities/Right-of-use assets (352) 352 — —Equity investments designated at fair value through other comprehensive income (283) — 70 (213) Derivative financial instruments (18) — (82) (100)    (653) 352 (12) (313)    Net deferred tax assets 831 4,149 18 4,998    177

Notes to the Consolidated Financial Statements

(Prepared in accordance with International Financial Reporting Standards)

31 December 2020

25 Deferred Taxation (continued)

Movements in the net deferred tax assets/(liabilities) of the Group for the year were as follows: (continued)

	At 1 January 2019 RMB million	(Charged)/ credited to profit or loss RMB million	(Charged)/ credited to other comprehensive income RMB million	At 31 December 2019 RMB million
For the year ended 31 December 2019				
Provision for lease return costs for aircraft and engines	882	193	–	1,075
Impairment provision for flight equipment spare parts	126	(73)	–	53
Impairment provision for receivables	75	1	–	76
Impairment provision for property, plant and equipment	103	(2)	–	101
Derivative financial instruments	7	–	(1)	6
Financial asset at fair value through profit or loss	6	(6)	–	–
Other payables and accruals	89	(18)	–	71
Government grants related to assets	42	(7)	–	35
Deferred gains in sale and leaseback transactions	6	(6)	–	–
Loss available for offsetting against future taxable profits	–	66	–	66
Aged payables	2	(1)	–	1
	1,338	147	(1)	1,484
Lease liabilities/Right-of-use assets	(328)	(24)	–	(352)
Equity investments designated at fair value through other comprehensive income	(278)	–	(5)	(283)
Derivative financial instruments	(55)	–	37	(18)
	(661)	(24)	32	(653)
Net deferred tax assets	677	123	31	831

The temporary differences associated with investments in subsidiaries, branches and associates and interests in joint arrangements, for which deferred tax has not been recognised in the periods presented, totalled RMB7,087 million (2019: RMB12,558 million).

178 China Eastern Airlines Corporation Limited | 2020 Annual Report

Notes to the Consolidated Financial Statements
(Prepared in accordance with International Financial Reporting Standards)
31 December 2020

25 Deferred Taxation (continued)

As at the reporting date, the Group had the following balances in respect of which deferred tax assets have not been recognised:

	2020		2019	
	Deferred taxation RMB million	Temporary differences RMB million	Deferred taxation RMB million	Temporary differences RMB million
Tax losses carried forward	34	135	54	217
Other deductible temporary differences	8	35	7	30
Total unrecognised deferred tax assets	42	170	61	247

In accordance with the PRC tax law, tax losses can be carried forward for a period of five to eight years to offset against future taxable income. The Group's tax losses carried forward will expire between 2021 and 2028.

As at 31 December 2020, management carried out an assessment to determine whether future taxable profits will be available to utilise the tax losses and deductible temporary differences. The Group has recognised deferred tax assets of RMB3,699 million (2019: RMB66 million) for tax losses of RMB15,175 million (2019: RMB296 million) and RMB1,612 million (2019: RMB1,418 million) for deductible temporary differences. As there are still uncertainties around the Group's future operating results, such as future fuel prices and market competition, management assessed that for certain subsidiaries there are significant uncertainties that future taxable profits will be available and the deferred tax assets arising from aforementioned tax losses and deductible temporary differences were not recognised.

26 Flight Equipment Spare Parts

	2020 RMB million	2019 RMB million
Flight equipment spare parts	2,299	2,732
Less: provision for spare parts	(245)	(325)
	2,054	2,407

Movements in the Group's provision for impairment of flight equipment spare parts were as follows:

	2020 RMB million	2019 RMB million
At 1 January	325	828
Accrual (Note 9)	153	–
Amount written off in relation to disposal of spare parts	(233)	(503)
At 31 December	245	325

179

Notes to the Consolidated Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2020 27 Trade Receivables    The credit terms given to trade customers are determined on an individual basis. 2020 2019 RMB million RMB million Trade receivables 1,210 1,793 Less: impairment (86) (76)    1,124 1,717 An ageing analysis of the trade receivables as at the end of the reporting period, based on the invoice/billing date and net of loss allowance, is as follows: 2020 2019 RMB million RMB million Within 90 days 1,054 1,615 91 to 180 days 46 33 181 to 365 days 8 39 Over 365 days 16 30    1,124 1,717 Balances with related parties included in trade receivables are summarised in Note 45(c)(i). The movements in the loss allowance for impairment of trade receivables are as follows: 2020 2019 RMB million RMB million At 1 January 76 93 Impairment losses, net (Note 10) 15 (6) Amount written off as uncollectible (5) (4) Disposal of a subsidiary — (7) At 31 December 86 76 180 China Eastern Airlines Corporation Limited 2020 Annual Report

Notes to the Consolidated Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2020 27 Trade Receivables (continued)    An impairment analysis is performed at each reporting date using a provision matrix to measure expected credit losses. The provision rates are based on days past due for groupings of various customer segments with similar loss patterns. The calculation reflects the probability-weighted outcome, the time value of money and reasonable and supportable information that is available at the reporting date about past events, current conditions and forecasts of future economic conditions. Set out below is the information about the credit risk exposure on the Group’s trade receivables using a provision matrix: As at 31 December 2020 Past due Less than 90 to 365 Over Current 90 days days 365 days Total Expected credit loss rate (%) 0.85 4.79 6.87 76.93 7.08 Gross carrying amount (RMB million) 1,063 42 9 96 1,210 Expected credit losses (RMB million) 9 1 1 75 86 As at 31 December 2019    Past due Less than 90 to 365 Over Current 90 days days 365 days Total Expected credit loss rate (%) 0.12 2.94 2.50 70.59 4.24 Gross carrying amount (RMB million) 1,617 34 40 102 1,793 Expected credit losses (RMB million) 2 1 1 72 76 Trade receivables that were neither past due nor impaired relate to a large number of independent sales agents for whom there was no recent history of default. The net impacts of recognition and reversal of provisions for impaired receivables have been included in “Impairment losses on financial assets, net” in profit or loss (Note 10). Amounts charged to the allowance account are generally written off when there is no expectation of recovering. 28 Financial Asset at Fair Value Through Profit or Loss    2020 2019 RMB million RMB million Listed equity investment, at fair value: Shanghai Pudong Development Bank Co., Ltd. 95 121 The above equity investment was classified as a financial asset at fair value through profit or loss as it was held for trading. 181

Notes to the Consolidated Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2020 29 Prepayments and Other Receivables    2020 2019 RMB million RMB million Value added tax recoverable 7,997 6,991 Value added tax refundable 174 800 Subsidy receivable 1,421 2,072 Prepaid corporate income tax 347 608 Advance to suppliers 121 129 Refundable advanced payment on acquisition of aircraft — 538 Rebate receivables on aircraft acquisitions 90 1,582 Amounts due from related parties (Note 45(c)(i)) 769 776 Deposits relating to aircraft held under leases 7 29 Other deposits 161 168 Others 380 663 11,467 14,356 Provision for impairment of other receivables (269) (263) 11,198 14,093 Set out below are the movements of loss allowances measured at 12-month and lifetime expected credit losses for the financial assets included in other receivables. 12-month ECLs Lifetime ECLs Stage 1 Stage 2 Stage 2 Stage 3 Total (Individually) (Collectively) As at 1 January 2020 33 — 108 122 263 Transferred — to stage 2 (2) — 2 — —Accrual 5 — 12 — 17 Write-off — — — (11) (11) As at 31 December 2020 36 — 122 111 269 182 China Eastern Airlines Corporation Limited 2020 Annual Report

Notes to the Consolidated Financial Statements
(Prepared in accordance with International Financial Reporting Standards)
31 December 2020

29 Prepayments and Other Receivables (continued)

	12-month ECLs	Lifetime ECLs			
	Stage 1	Stage 2 (Individually)	Stage 2 (Collectively)	Stage 3	Total
As at 1 January 2019	16	–	108	122	246
Transferred					
– to stage 2	(1)	–	1	–	–
Accrual	18	–	4	–	22
Disposal of a subsidiary	–	–	(5)	–	(5)
As at 31 December 2019	33	–	108	122	263

30 Restricted Bank Deposits

	2020 RMB million	2019 RMB million
Restricted bank deposits	12	6

31 Cash and Cash Equivalents

	2020 RMB million	2019 RMB million
Cash	–	1
Bank balances	7,651	1,349
	7,651	1,350

At the end of the reporting period, the cash and bank balances of the Group denominated in RMB amounted to RMB6,658 million (2019: RMB547 million). The RMB is not freely convertible into other currencies. However, under Mainland China's Foreign Exchange Control Regulations and Administration of Settlement, Sale and Payment of Foreign Exchange Regulations, the Group is permitted to exchange RMB for other currencies through banks authorised to conduct foreign exchange business.

Cash at banks earns interest at floating rates based on daily bank deposit rates. The bank balances are deposited with creditworthy banks and financial institutions with no recent history of default.

32 Assets Classified as Held for Sale

The Group entered into agreements with China Aviation Supplies Co., Ltd. to dispose of certain flight equipment. The flight equipment with an aggregate carrying amount of RMB2 million (2019: RMB6 million) was recognised as assets classified as held for sale by the Group as at 31 December 2020, which are stated at the lower of their carrying amounts and their fair value less cost to sell.

183

Notes to the Consolidated Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2020 33 Trade and Bills Payables    An ageing analysis of the trade and bills payables as at the end of the reporting period was as follows: 2020 2019 RMB million RMB million Within 90 days 2,868 3,622 91 to 180 days 35 52 181 to 365 days 109 94 1 to 2 years 111 40 Over 2 years 97 69    3,220 3,877 Balances with related parties included in trade and bills payables are summarised in Note 45(c)(ii). As at 31 December 2020, bills payable of the Group accounted to RMB610million (2019: Nil). 34 Contract Liabilities    2020 2019 RMB million RMB million Sales in advance of carriage 2,155 8,754 Frequent flyer programme (Note 5) 1,781 2,057 Advances from customers 1,055 866 4,991 11,677 Current portion 3,671 10,178 Non-current portion 1,320 1,499 184 China Eastern Airlines Corporation Limited 2020 Annual Report

Notes to the Consolidated Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2020 35 Other Payables and Accruals    2020 2019 RMB million RMB million Salaries, wages and benefits 3,806 2,794 Take-off and landing charges 2,330 3,052 Fuel cost 451 1,109 Expenses related to aircraft overhaul conducted 2,853 1,810 Duties and levies payable 1,353 1,983 Food and beverages 125 253 Payments on system services 1,643 879 Lease rentals of property, plant and equipment 484 515 Other accrued operating expenses 567 991 Payable for purchase of property, plant and equipment 2,310 3,454 Interest payable 1,161 1,249 Pending output value added tax 250 412 Deposits received from ticket sales agents 420 507 Other deposits 529 588 Current portion of other long-term liabilities (Note 39) 235 294 Staff housing allowance 196 224 Amounts due to related parties (Note 45(c)(ii)) 398 383 Current portion of post-retirement benefit obligations (Note 38(b)) 165 165 Others 2,343 1,940 21,619 22,602 185

Notes to the Consolidated Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2020 36 Borrowings 2020 2019 RMB million RMB million Non-current Long-term bank borrowings — secured (note (a)) 8,638 2,995 — unsecured 4,526 828 Guaranteed bonds (note (b)) 9,585 12,784 Unsecured bonds (note (b)) 7,996 9,997 30,745 26,604 Current Current portion of long-term bank borrowings — secured (note (a)) 1,498 939 — unsecured 28 1,009 Current portion of guaranteed bonds (note (b)) 3,158 2,585 Current portion of unsecured bonds (note (b)) 4,000 — Short-term bank borrowings — unsecured 21,966 2,200 Short-term debentures (note (c)) 26,500 18,500 57,150 25,233 87,895 51,837 The borrowings are repayable as follows: 2020 2019 RMB million RMB million Within one year 57,149 25,233 In the second year 5,936 8,104 In the third to fifth years, inclusive 17,680 14,821 After the fifth year 7,130 3,679 87,895 51,837 186 China Eastern Airlines Corporation Limited 2020 Annual Report

Notes to the Consolidated Financial Statements

(Prepared in accordance with International Financial Reporting Standards)

31 December 2020

36 Borrowings (continued)

Notes:

(a) As at 31 December 2020, the secured bank borrowings of the Group were secured by the related aircrafts with a net carrying amount of RMB17,515 million (2019: RMB7,243 million) (Note 16).

(b) Detailed borrowings from banks are listed below:

	Issue date	Principal	Notes	Interest rate
Ten-year guaranteed bonds	2013/03/18	RMB4.8 billion	(i)	5.05%
Five-year medium-term bonds	2016/07/13	RMB4 billion	(ii)	3.39%
Ten-year corporate bonds	2016/10/24	RMB1.5 billion	(iii)	3.03%
Ten-year corporate bonds	2016/10/24	RMB1.5 billion	(iii)	3.30%
Three-year credit enhanced bonds	2018/03/16	JPY10 billion	(iv)	0.33%
Three-year credit enhanced bonds	2018/03/16	JPY20 billion	(v)	0.64%
Three-year credit enhanced bonds	2018/03/16	JPY20 billion	(vi)	0.64%
Three-year medium-term bonds	2019/03/05	RMB3 billion	(vii)	3.70%
Five-year corporate bonds	2019/08/19	RMB3 billion	(viii)	3.60%
Three-year corporate bonds	2019/12/06	KRW300 billion	(ix)	2.40%
Three-year corporate bonds	2020/04/24	RMB2 billion	(x)	2.39%

(i) On 18 March 2013, the Company issued ten-year guaranteed bonds with a principal amount of RMB4.8 billion at an issue price equal to the face value of the bonds. The bonds bear interest at the rate of 5.05% per annum, which is payable annually. The principal of the bonds will mature and become repayable on 18 March 2023. CEA Holding has unconditionally and irrevocably guaranteed the due payment and performance of the above bonds (Note 45(d)).

(ii) On 13 July 2016, the Company issued five-year medium-term bonds with a principal amount of RMB4 billion, at an issue price equal to the face value of the bonds. The bonds bear interest at the rate of 3.39% per annum, which is payable annually. The principal of the bonds will mature and become repayable on 14 July 2021.

(iii) On 24 October 2016, the Company issued ten-year corporate bonds with a total principal amount of RMB3 billion, of which bonds of RMB1.5 billion bear interest at the rate of 3.03% per annum and the remaining bonds of RMB1.5 billion bear interest at the rate of 3.30% per annum. The bonds interest is payable annually. The principal of the bonds will mature and become repayable on 24 October 2026. CEA Holding has unconditionally and irrevocably guaranteed the due payment and performance of the above bonds (Note 45(d)).

(iv) On 16 March 2018, the Company issued three-year credit enhanced bonds with a total principal amount of JPY10 billion, The bonds bear interest at the rate of 0.33% per annum, which is payable semi-annually. The principal of the bonds will mature and become repayable on 16 March 2021. Sumitomo Mitsui Banking Corporation (Hong Kong) has unconditionally and irrevocably guaranteed the due payment and performance of the above bonds.

(v) On 16 March 2018, the Company issued three-year credit enhanced bonds with a total principal amount of JPY20 billion, The bonds bear interest at the rate of 0.64% per annum, which is payable semi-annually. The principal of the bonds will mature and become repayable on 16 March 2021. The bonds are secured by a standby letter of credit issued by Bank of China Limited acting through its Tokyo Branch.

(vi) On 16 March 2018, the Company issued three-year credit enhanced bonds with a total principal amount of JPY20 billion. The bonds bear interest at the rate of 0.64% per annum, which is payable semi-annually. The principal of the bonds will mature and become repayable on 16 March 2021. The bonds are secured by a standby letter of credit issued by Industrial and Commercial Bank of China Limited acting through its Shanghai Municipal Branch.

(vii) On 5 March 2019, the Company issued three-year medium-term bonds with a principal amount of RMB3 billion, at an issue price equal to the face value of the bonds. The bonds bear interest at the rate of 3.70% per annum, which is payable annually. The principal of the bonds will mature and become repayable on 7 March 2022.

(viii) On 19 August 2019, the Company issued five-year corporate bonds with a total principal amount of RMB3 billion. The bonds bear interest at the rate of 3.60% per annum, which is payable annually. The principal of the bonds will mature and become repayable on 20 August 2024.

187

Notes to the Consolidated Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2020 36 Borrowings (continued) Notes: (continued) (b) (continued) (ix) On 6 December 2019, Eastern Air Overseas issued three-year corporate bonds with a principal amount of KRW300 billion, at an issue price equal to the face value of the bonds. The bonds bear interest at the rate of 2.40% per annum, which is payable annually. The principal of the bonds will mature and become repayable on 6 December 2022. The Company has unconditionally and irrevocably guaranteed the due payment and performance of the above bonds. (x) On 24 April 2020, the Company issued three-year corporate bonds with a total principal amount of RMB2 billion. The bonds bear interest at the rate of 2.39% per annum, which is payable annually. The principal of the bonds will mature and become repayable on 28 April 2023. (c) Detailed short-term debentures are listed below: Issue date Maturity date Principal Interest rate 2020 22nd Short-term debentures 2020/06/04 2021/03/01 RMB2 billion 1.45% 2020 25th Short-term debentures 2020/07/15 2021/01/11 RMB3 billion 1.60% 2020 26th Short-term debentures 2020/07/20 2021/01/15 RMB3 billion 1.65% 2020 27th Short-term debentures 2020/08/04 2021/01/29 RMB3 billion 1.60% 2020 28th Short-term debentures 2020/08/10 2021/02/05 RMB2.5 billion 1.70% 2020 30th Short-term debentures 2020/10/27 2021/01/26 RMB3 billion 1.98% 2020 31st Short-term debentures 2020/10/28 2021/01/27 RMB3 billion 2.00% 2020 32nd Short-term debentures 2020/11/18 2021/01/19 RMB5 billion 1.80% 2020 33rd Short-term debentures 2020/12/01 2021/06/01 RMB2 billion 2.40% The terms of the long-term borrowings and bonds were summarised as follows: Interest rate and final maturities 2020 2019 RMB million RMB million Long-term bank borrowings RMB denominated Interest rates ranging from 2.40% to 4.21% with final maturities through 2045 (2019: 2.65% to 3.92%) 11,651 1,828 USD denominated Interest rates ranging from 6-month LIBOR +0.70% to 6-month LIBOR +0.85% with final maturities through 2022 (2019: 6-month LIBOR +0.70% to 6-month LIBOR +1.65%) 375 870 EUR denominated Interest rates at 3-month EURIBOR +0.5% with final maturities through 2026 (2019: 3 months EURIBOR +0.5%) 2,664 3,073 Guaranteed bonds RMB denominated Interest rates ranging from 3.03% to 5.05% with final maturities through 2026 (2019: 3.03% to 5.05%) 7,798 7,796 SGD denominated Interest rate at 2.80% with final maturities through 2020 — 2,585 JPY denominated Interest rates ranging from 0.33% to 0.64% with final maturities through 2021 (2019: 0.33% to 0.64%) 3,158 3,197 KRW denominated Interest rate at 2.40% with final maturities through 2022 (2019: 2.40%) 1,787 1,791 Unsecured bonds RMB denominated Interest rates ranging from 2.39% to 3.70% with final maturities through 2024 (2019: from 3.39% to 3.70%) 11,996 9,997 39,429 31,137 Short-term borrowings of the Group are repayable within one year. As at 31 December 2020, the interest rates relating to such borrowings were 1.21% to 3.30% (2019: 3.30% per annum). 188 China Eastern Airlines Corporation Limited 2020 Annual Report

Notes to the Consolidated Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2020 37 Provision for Lease Return Costs for Aircraft and Engines Details of provision for lease return costs for aircraft and engines are as follows: 2020 2019 RMB million RMB million At 1 January 7,178 6,560 Accrual 283 702 Utilisation (471) (84) At 31 December 6,990 7,178 Less: current portion (24) (519) Non-current portion 6,966 6,659 38 Post-Retirement Benefit Obligations (a) Pension — defined contribution The group companies participate in defined contribution retirement schemes organised by municipal governments of various provinces in which the group companies operate. Substantially all of the Group’s PRC employees are eligible to participate in these defined contribution retirement schemes. Therefore, the employees are entitled to a monthly pension based on certain formulas. The relevant government agencies are responsible for the pension liability to these retired employees. In addition, the group companies have implemented an additional defined contribution retirement pension scheme for eligible employees since 2014. As at 31 December 2020 and 2019, the Group cannot use forfeited contributions to reduce its contributions to the pension schemes. (b) Post-retirement benefits In addition to the above schemes, the Group provides eligible retirees with other post-retirement benefits, including retirement subsidies, transportation allowance as well as other welfare. The expected cost of providing these post-retirement benefits is actuarially determined and recognised by using the projected unit credit method, which involves a number of assumptions and estimates, including inflation rate, discount rate and etc. The plan is exposed to interest rate risk and the risk of changes in the life expectancy for pensioners. The most recent actuarial valuation of the post-retirement benefit obligations was carried out at 31 December 2020 with assistance from a third party consultant using the projected unit credit actuarial valuation method. The post-retirement benefit obligations recognised in the consolidated statement of financial position are as follows: 2020 2019 RMB million RMB million Post-retirement benefit obligations 2,538 2,584 Less: current portion (165) (165) Non-current portion 2,373 2,419 189

Notes to the Consolidated Financial Statements

(Prepared in accordance with International Financial Reporting Standards)

31 December 2020

38 Post-Retirement Benefit Obligations (continued)

(b) Post-retirement benefits (continued)

The principal actuarial assumptions utilised as at the end of the reporting period are as follows:

	2020	2019
Discount rates for post-retirement benefits	3.40%	3.40%
Mortality rate	China Insurance Life Mortality Table (2010–2013). CL5 for Male and CL6 for Female	China Insurance Life Mortality Table (2010–2013). CL5 for Male and CL6 for Female
Annual increase rate of post-retirement medical expenses	6.50%	6.50%
Inflation rate of pension benefits	2.50%	2.50%

A quantitative sensitivity analysis for significant assumptions at the end of the reporting period is shown below:

	Increase in rate %	Increase/ (decrease) in post-retirement benefit obligations RMB million	Decrease in rate %	Increase/ (decrease) in post-retirement benefit obligations RMB million
2020				
Discount rate for post-retirement benefits	0.25	(78)	0.25	81
Annual increase rate of pension benefits	1.00	244	1.00	(208)
Annual increase rate of medical expenses	1.00	43	1.00	(36)
2019				
Discount rate for post-retirement benefits	0.25	(74)	0.25	77
Annual increase rate of pension benefits	1.00	260	1.00	(222)
Annual increase rate of medical expenses	1.00	36	1.00	(30)

The sensitivity analyses above have been determined based on a method that extrapolates the impact on net post-retirement benefit obligations as a result of reasonable changes in key assumptions occurring at the end of the reporting period.

190 China Eastern Airlines Corporation Limited | 2020 Annual Report

Notes to the Consolidated Financial Statements
(Prepared in accordance with International Financial Reporting Standards)
31 December 2020

38 Post-Retirement Benefit Obligations (continued)

(b) Post-retirement benefits (continued)

Expected contributions to be made in the future years out of the post-retirement benefit obligations were as follows:

	2020 RMB million	2019 RMB million
Within the next 12 months	165	165
Between 2 and 5 years	660	661
Between 6 and 10 years	805	809
Over 10 years	2,449	2,534
Total expected payments	4,079	4,169

The average duration of the post-retirement benefit obligations at the end of 2020 was 13 years (2019: 13 years).

The movements in the post-retirement benefit obligations were as follows:

2020

		Pension cost charged to profit or loss			Remeasurement losses in other comprehensive income					
	1 January 2020 RMB million	Service cost RMB million	Net interest RMB million	Sub-total included in profit or loss RMB million	Actuarial changes arising from changes in financial assumptions RMB million	Actuarial changes arising from changes in demographic assumptions RMB million	Experience adjustments RMB million	Sub-total included in other comprehensive income RMB million	Benefit settled RMB million	31 December 2020 RMB million
Defined benefit obligations/ benefit liability	2,584	–	85	85	–	–	61	61	(192)	2,538

2019

		Pension cost charged to profit or loss			Remeasurement (gains)/losses in other comprehensive income					
	1 January 2019 RMB million	Service cost RMB million	Net interest RMB million	Sub-total included in profit or loss RMB million	Actuarial changes arising from changes in financial assumptions RMB million	Actuarial changes arising from changes in demographic assumptions RMB million	Experience adjustments RMB million	Sub-total included in other comprehensive income RMB million	Benefit settled RMB million	31 December 2019 RMB million
Defined benefit obligations/ benefit liability	2,712	–	92	92	30	–	(70)	(40)	(180)	2,584

191

Notes to the Consolidated Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2020 39 Other Long-Term Liabilities 2020 2019 RMB million RMB million Long-term duties and levies payable relating to finance leases 1,159 1,487 Deferred gains relating to government grants 121 152 Provision for early retirement benefit obligations and other benefit obligations 251 295 Other long-term payables 659 638 2,190 2,572 Less: current portion included in other payables and accruals (Note 35) (235) (294) Non-current portion 1,955 2,278 40 Share Capital 2020 2019 RMB million RMB million Registered, issued and fully paid of RMB1.00 each A shares listed on the Shanghai Stock Exchange (“A Shares”) 11,202 11,202 — Tradable shares with trading moratorium 1,394 1,394 — Tradable shares without trading moratorium 9,808 9,808 H shares listed on the Stock Exchange of Hong Kong Limited (“H Shares”) 5,177 5,177 — Tradable shares with trading moratorium 518 518 — Tradable shares without trading moratorium 4,659 4,659 16,379 16,379 Pursuant to articles 50 and 51 of the Company’s articles of association, both the listed A shares and listed H shares are registered ordinary shares and carry equal rights. 192 China Eastern Airlines Corporation Limited 2020 Annual Report

Notes to the Consolidated Financial Statements

(Prepared in accordance with International Financial Reporting Standards)

31 December 2020

41 Reserves

	Share premium RMB million	Capital reserve (note (a)) RMB million	Hedging reserve RMB million	Statutory reserve (note (b)) RMB million	Other reserves RMB million	Retained profits RMB million	Total RMB million
At 1 January 2019	29,540	(778)	134	570	(2,421)	14,901	41,946
Unrealised gains on cash flow hedges	–	–	(110)	–	–	–	(110)
Fair value movements in equity investments designated at fair value through other comprehensive income	–	–	–	–	13	–	13
Fair value changes of equity investments designated at fair value through other comprehensive income held by an associate	–	–	–	–	7	–	7
Actuarial gains on post-retirement benefit obligations	–	–	–	–	39	–	39
Transfer from retained profits	–	–	–	212	–	(212)	–
Profit for the year	–	–	–	–	–	3,192	3,192
Issue of shares	7,530	–	–	–	–	–	7,530
Others	–	11	–	–	–	1	12
At 31 December 2019	37,070	(767)	24	782	(2,362)	17,882	52,629
At 1 January 2020	37,070	(767)	24	782	(2,362)	17,882	52,629
Unrealised gains on cash flow hedges	–	–	158	–	–	–	158
Fair value movements in equity investments designated at fair value through other comprehensive income	–	–	–	–	(203)	–	(203)
Fair value changes of equity investments designated at fair value through other comprehensive income held by an associate	–	–	–	–	2	–	2
Actuarial gains on post-retirement benefit obligations	–	–	–	–	(61)	–	(61)
Loss for the year	–	–	–	–	–	(11,836)	(11,836)
Final 2019 dividend	–	–	–	–	–	(819)	(819)
At 31 December 2020	37,070	(767)	182	782	(2,624)	5,227	39,870

Notes:

(a) Capital reserve

Capital reserve mainly represents the difference between the fair value of the net assets injected and the nominal amount of the Company's share capital issued in respect of the Group restructuring carried out in June 1996 for the purpose of the Company's listing.

(b) Statutory reserve

According to the PRC Company Law, the Company is required to transfer a portion of the profits to the statutory reserve. The transfer to this reserve must be made before distribution of dividends to shareholders and when there are retained profits at the end of the financial year.

193

Notes to the Consolidated Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2020 42 Partly-Owned Subsidiaries with Material Non-Controlling Interests Details of the Group’s subsidiaries that have material non-controlling interests are set out below: 2020 2019 Percentage of equity interest held by non-controlling interests: CEA Jiangsu 37.44% 37.44% CEA Yunnan 9.64% 9.64% CEA Wuhan 40.00% 40.00% 2020 2019 RMB million RMB million Profit for the year allocated to non-controlling interests: CEA Jiangsu (435) 115 CEA Yunnan (73) 50 CEA Wuhan (207) 128 Dividends paid to non-controlling interests of CEA Jiangsu — 37 Dividends paid to non-controlling interests of CEA Wuhan — 45 Accumulated balances of non-controlling interests at the reporting date: CEA Jiangsu 1,010 1,445 CEA Yunnan 631 704 CEA Wuhan 1,299 1,511 194 China Eastern Airlines Corporation Limited 2020 Annual Report

Notes to the Consolidated Financial Statements

(Prepared in accordance with International Financial Reporting Standards)

31 December 2020

42 Partly-Owned Subsidiaries with Material Non-Controlling Interests (continued)

The following tables illustrate the summarised financial information of the above subsidiaries. The amounts disclosed are before any inter-company eliminations:

2020	CEA Jiangsu RMB million	CEA Yunnan RMB million	CEA Wuhan RMB million
Revenue	4,550	6,048	1,650
Total expenses	(5,713)	(6,809)	(2,167)
Loss for the year	(1,163)	(761)	(517)
Total comprehensive income for the year	(1,164)	(761)	(532)
Current assets	477	290	97
Non-current assets	12,724	17,999	7,590
Current liabilities	(4,109)	(5,219)	(1,998)
Non-current liabilities	(6,395)	(6,528)	(2,441)
Net cash flows from operating activities	1,833	3,232	642
Net cash flows used in investing activities	(331)	(534)	(99)
Net cash flows used in financing activities	(1,556)	(2,698)	(543)
Effect of foreign exchange rate changes, net	–	–	–
Net decrease in cash and cash equivalents	(55)	–	–

2019	CEA Jiangsu RMB million	CEA Yunnan RMB million	CEA Wuhan RMB million
Revenue	9,774	11,634	4,743
Total expenses	9,466	11,110	4,424
Profit for the year	308	524	319
Total comprehensive income for the year	309	524	328
Current assets	1,116	575	369
Non-current assets	12,620	19,210	7,917
Current liabilities	(2,486)	(3,623)	(1,611)
Non-current liabilities	(7,390)	(8,859)	(2,897)
Net cash flows from operating activities	1,930	2,457	885
Net cash flows used in investing activities	(16)	(425)	(222)
Net cash flows used in financing activities	(1,874)	(2,031)	(666)
Effect of foreign exchange rate changes, net	–	–	–
Net increase/(decrease) in cash and cash equivalents	40	1	(3)

195

Notes to the Consolidated Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2020 43 Notes to the Consolidated Statement of Cash Flows (a) Cash generated from operations 2020 2019 RMB million RMB million (Loss)/profit before income tax (16,488) 4,299 Adjustments for: Depreciation of property, plant and equipment 9,067 9,078 Depreciation of right-of-use assets 12,367 12,298 Depreciation of investment properties 12 25 Amortisation of intangible assets 239 143 Amortisation of other non-current assets 570 536 Gain on disposal of property, plant and equipment (17) (22) Gain on disposal of an investment in a subsidiary — (64) Dividend income from equity investments at fair value through other comprehensive income (12) (19) Dividend income from a financial asset at fair value through profit or loss (6) (3) Share of results of associates 82 (265) Share of results of joint ventures 13 (17) Net foreign exchange (gains)/loss (2,746) 890 Fair value losses/(gains), net: Financial asset at fair value through profit or loss 26 (25) COVID-19-related rent concessions from lessors (3) — Impairment charges 184 4 Impairment losses on financial assets, net 32 16 Interest expense 5,214 5,169 Operating profit before working capital changes 8,534 32,043 Changes in working capital Flight equipment spare parts 200 (457) Trade receivables 593 (275) Prepayments and other receivables 2,893 (2,336) Contract liabilities (6,686) 1,281 Restricted bank deposits (6) 9 Trade and bills payables (657) (163) Other payables and accruals (983) 1,459 Other long-term liabilities (2,174) (1,916) Post-retirement benefit obligations (46) (125) Provision for lease return costs for aircraft and engines (188) 617 Cash generated from operations 1,480 30,137 196 China Eastern Airlines Corporation Limited 2020 Annual Report

Notes to the Consolidated Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2020 43 Notes to the Consolidated Statement of Cash Flows (continued) (b) Major non-cash transactions 2020 2019 RMB million RMB million Additions to right-of-use assets and lease liabilities 7,191 24,434 (c) Changes in liabilities arising from financing activities Bank and other loans Lease liabilities RMB million RMB million At 1 January 2019 55,126 109,306 Changes from financing cash flows (3,427) (23,895) Foreign exchange movement 138 851 Disposal of a subsidiary — (10) New leases — 24,023 At 31 December 2019 51,837 110,275 At 1 January 2020 51,837 110,275 Changes from financing cash flows 36,173 (18,444) COVID-19-related rent concessions from lessors — (3) Foreign exchange movement (115) (2,768) New leases — 7,191 At 31 December 2020 87,895 96,251 (d) Total cash outflow for leases The total cash outflow for leases included in the statement of cash flows is as follows: 2020 2019 RMB million RMB million Within operating activities (358) (631) Within investing activities (1,183) (1,449) Within financing activities (22,099) (27,789) 197

Notes to the Consolidated Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2020 44 Commitments (a) The Group had the following capital commitments at the end of the reporting period: 2020 2019 RMB million RMB million Contracted for: — Aircraft, engines and flight equipment (note) 37,277 47,822 — Other property, plant and equipment 3,646 4,917 — Investments 1,335 860 42,258 53,599 Note: (i) Contracted expenditures for the above aircraft, engines and flight equipment, including deposits prior to delivery, subject to future inflation increase built into the contracts, were expected to be paid as follows: 2020 2019 RMB million RMB million Within one year 13,542 18,388 In the second year 13,692 12,442 In the third year 7,109 11,956 In the fourth year 2,934 3,892 Over four years — 1,144 37,277 47,822 The above capital commitments represent the future outflows of cash or other resources. (ii) On 11 March 2019, the Civil Aviation Administration of China ordered all domestic airlines to ground all 737MAX-8 aircraft. The Group has 46 737MAX-8 aircraft on order as at 31 December 2020 and has not taken delivery of any 737MAX-8 aircraft since the grounding. Due to uncertainty surrounding the timing of delivery of certain aircraft, the amounts in the above table represent the Group’s best estimate, including with respect to the delivery of Boeing 737MAX-8 aircraft. However, the actual delivery schedule may differ from the table above. (b) The Group has various lease contracts that have not yet commenced as at 31 December 2020. The future lease payments for these non-cancellable lease contracts are RMB62 million (2019: RMB62 million) due within one year, and RMB123 million (2019: RMB16 million) due in the second to fifth years. (c) As at 31 December 2020, lease commitments for short-term leases amounted to RMB130 million (2019: RMB83 million). 198 China Eastern Airlines Corporation Limited 2020 Annual Report

Notes to the Consolidated Financial Statements

(Prepared in accordance with International Financial Reporting Standards)

31 December 2020

45 Related Party Transactions

The Group is controlled by CEA Holding, which directly owns 30.97% of the Company's shares as at 31 December 2020 (31 December 2019: 30.97%). In addition, through CES Global Holdings (Hong Kong) Limited and CES Finance Holding Co., Limited, two wholly-owned subsidiaries of CEA Holding, CEA Holding indirectly owns additional shares of the Company of approximately 16.03% and 2.79% respectively as at 31 December 2020 (31 December 2019:16.03% and 2.79%).

The Company is a state-owned enterprise established in the PRC and is controlled by the PRC government, which also owns a significant portion of the productive assets in the PRC. In accordance with IAS 24 "Related Party Disclosures", government-related entities and their subsidiaries, directly or indirectly controlled, jointly controlled or significantly influenced by the PRC government are defined as related parties of the Group. On that basis, related parties include CEA Holding and its subsidiaries (other than the Group), other government-related entities and their subsidiaries ("Other State-owned Enterprises"), other entities and corporations over which the Company is able to control or exercise significant influence and key management personnel of the Company as well as their close family members.

For the purpose of the related party transaction disclosures, the directors of the Company believe that meaningful information in respect of related party transactions has been adequately disclosed.

(a) Nature of related parties that do not control or controlled by the Group:

Name of related party	Relationship with the Group
Eastern Air Group Finance Co., Ltd. ("Eastern Air Finance Company")	Associate of the Company
Eastern Aviation Import & Export Co., Ltd. and its subsidiaries ("Eastern Import & Export")	Associate of the Company
Shanghai Pratt & Whitney Aircraft Engine Maintenance Co., Ltd. ("Shanghai P&W")	Associate of the Company
China Eastern Airlines Media Co., Ltd. and its subsidiaries ("Eastern Advertising")	Associate of the Company
Shanghai Collins Aviation Maintenance Service Co., Ltd. ("Collins Aviation")	Associate of the Company
Shanghai Airlines Tours International (Group) Co., Ltd. and its subsidiaries ("Shanghai Airlines Tours")	Associate of the Company
Beijing Xinghang Aviation Property Co., Ltd. ("Beijing Aviation Property")	Associate of the Company
China Eastern Air Catering Investment Co., Ltd. and its subsidiaries ("Eastern Air Catering")	Associate of the Company
CAE Melbourne Flight Training Pty Limited ("CAE Melbourne")	Joint venture of the Company
Shanghai Eastern Union Aviation Wheels & Brakes Maintenance Services Overhaul Engineering Co., Ltd. ("Wheels & Brakes")	Joint venture of the Company
Shanghai Technologies Aerospace Co., Ltd. ("Technologies Aerospace")	Joint venture of the Company
Eastern China Kaiya System Integration Co., Ltd. ("China Kaiya")	Joint venture of the Company
Shanghai Hute Aviation Technology Co., Ltd. ("Shanghai Hute")	Joint venture of the Company
Xi An Cea Safran Landing Systems Services Co., Ltd. ("XIESA")	Joint venture of the Company
CEA Development Co., Ltd. and its subsidiaries ("CEA Development")	Controlled by the same parent company
Eastern Airline Logistics Co., Ltd. and its subsidiaries ("Eastern Logistics")	Controlled by the same parent company
Shanghai Eastern Airlines Investment Co., Ltd. and its subsidiaries ("Eastern Investment")	Controlled by the same parent company
CES International Financial Leasing Corporation Limited and its subsidiaries ("CES Lease Company")	Controlled by the same parent company
TravelSky Technology Limited ("TravelSky")	A director and vice president of the Company is a director of TravelSky
China Aviation Supplies Holding Company and its subsidiaries ("CASC")	A director and vice president of the Company is a director of CASC
Air France-KLM Group ("AFK")	A director and vice president of the Company is a director of AFK
Juneyao Airlines Co., Ltd. and its subsidiaries ("Juneyao Air")	A director and vice president of the Company is a director of Juneyao Air

199

Notes to the Consolidated Financial Statements

(Prepared in accordance with International Financial Reporting Standards)

31 December 2020

45 Related Party Transactions (continued)

(b) Related party transactions

Nature of transaction	Related party	Pricing policy and decision process	2020 RMB million	2019 RMB million
Purchase of goods and services				
Payments on food and beverages*	Eastern Air Catering	(i)	812	1,471
	Eastern Import & Export	(i)	50	56
Handling charges for purchase of aircraft, flight equipment, flight equipment spare parts, other property, plant and flight equipment and repairs for aircraft and engines*	Eastern Import & Export	(i)	132	142
Repairs and maintenance expense for aircraft and engines	Shanghai P&W	(i)	1,180	1,762
	Technologies Aerospace	(i)	184	221
	Wheels & Brakes	(i)	45	144
	Shanghai Hute	(i)	116	88
	XIESA	(i)	67	2
Payments on cabin cleaning services	Eastern Advertising	(i)	9	22
Advertising expense*	Eastern Advertising	(i)	26	29
Payments on system services	China Kaiya	(i)	18	16
Equipment maintenance fee*	Collins Aviation	(i)	33	45
	CEA Development	(i)	81	98
Automobile maintenance service, aircraft maintenance, providing transportation automobile and other products*	CEA Development	(i)	4	13
Property management and green maintenance expenses*	CEA Development	(i)	195	205
Payments on hotel accommodation service*	CEA Development	(i)	122	134
	Shanghai Airlines Tours	(i)	10	23
Payments on construction and and management agent*	Eastern Investment	(i)	13	14
Payments on logistics services	Eastern Import & Export	(i)	–	49
	Eastern Logistics	(i)	115	53
Civil aviation information network services**	TravelSky	(i)	552	753
Flight equipment spare parts maintenance**	CASC	(i)	107	143
Flight training fee	CAE Melbourne	(i)	41	70
Payments on aviation transportation cooperation and support services**	AFK	(i)	221	537
Payments on aviation transportation cooperation services	Juneyao Air	(i)	2	2
Flight equipment spare parts maintenance and support services	AFK	(i)	10	19

200 China Eastern Airlines Corporation Limited | 2020 Annual Report

Notes to the Consolidated Financial Statements

(Prepared in accordance with International Financial Reporting Standards)

31 December 2020

45 Related Party Transactions (continued)

(b) Related party transactions (continued)

Nature of transaction	Related party	Pricing policy and decision process	2020 RMB million	2019 RMB million
Purchase of goods and services (continued)				
Bellyhold space operation cost*	Eastern Logistics	(I)	–	310
Transfer of pilots	Eastern Logistics	(I)	–	11
Cargo terminal business support services*	Eastern Logistics	(I)	286	481
Bellyhold container management	Eastern Logistics	(I)	13	13
Provision of services				
Contractual revenue from bellyhold space* (note)	Eastern Logistics	(I)	–	3,826
Exclusive operation transportation in relation to the passenger aircraft cargo business* (note)	Eastern Logistics	(I)	4,895	–
Freight logistics support services*	Eastern Logistics	(I)	185	135
Software system and support services	Eastern Logistics	(I)	5	4
Media royalty fee	Eastern Advertising	(I)	14	15
Aviation transportation cooperation and support services**	AFK	(I)	105	593
Aviation transportation cooperation services	Juneyao Air	(I)	14	11
Transfer of pilots	Juneyao Air	(I)	22	–
Flight equipment spare parts maintenance and support services	Juneyao Air	(I)	35	41
Lease Payments				
Lease payments for land and buildings*	CEA Holding Eastern Investment	(II) (II)	36 98	40 83
Settlements of lease liabilities on aircraft and engines	CES Lease Company	(II)	6,667	5,779
Lease payments for special vehicle and equipment*	CEA Development	(II)	37	21
Rental income				
Rental income for land and buildings under short-term leases*	Eastern Air Catering	(II)	15	–
Interest expense				
Interest expense on loans	CEA Holding Eastern Air Finance Company	(III) (III)	32 5	27 5
Interest income				
Interest income on loans	CAE Melbourne	(III)	1	–
Interest income on deposits	Eastern Air Finance Company	(III)	24	15

201

Notes to the Consolidated Financial Statements

(Prepared in accordance with International Financial Reporting Standards)

31 December 2020

45 Related Party Transactions (continued)

(b) Related party transactions (continued)

Note:

To address the business competition between the passenger aircraft cargo business of the Company and the all-cargo aircraft business of China Cargo Airlines Co., Limited ("China Cargo Airlines"), a subsidiary of Eastern Logistics, the Company gave China Cargo Airlines a long term contractual operation to operate and manage the passenger aircraft bellyhold space cargo business with independence and autonomy from April 2018. Against the backdrop of COVID-19's immense impact on the aviation industry, in order to further clarify the passenger aircraft cargo business's related business scope and pricing methods under unconventional circumstances such as "passenger-to-cargo conversion", and taking into account certain limitations of adopting an evaluation-based pricing mechanism in the original passenger aircraft bellyhold space contractual operation transactions, the Company and China Cargo Airlines have negotiated and agreed to adjust and optimise the passenger aircraft cargo business's scope, pricing methods and settlement methods without altering, amongst others, the business entities, rights and obligations, and business procedures of both parties, and adjust the original passenger aircraft bellyhold space contractual operation proposal to an exclusive operation proposal for passenger aircraft cargo business, pursuant to which China Cargo Airlines will have exclusive operation to independently operate and manage the Group's passenger aircraft cargo business. The exclusive operation agreement was entered into by both parties on 29 September 2020 which was deemed to have become effective on 1 January 2020.

(i) The Group's pricing policies on goods and services purchased from and provided to related parties are mutually agreed between contract parties.

(ii) The Group's pricing policies on related party lease payments are mutually agreed between contract parties.

(iii) The Group's pricing policies on related party interest rates are mutually agreed based on benchmark interest rates.

* These related party transactions also constitute connected transactions or continuing connected transactions as defined in Chapter 14A of the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules").

** These related party transactions constitute continuing connected transactions pursuant to the Rules Governing the Listing of Stocks on the Shanghai Stock Exchange.

During the years ended 31 December 2020 and 2019, the Group's significant transactions with entities that are controlled, jointly controlled or significantly influenced by the PRC government mainly include most of its bank deposits/borrowings and the corresponding interest income/expense and part of sales and purchases of goods and services. The price and other terms of such transactions are set out in the agreements governing these transactions or as mutually agreed.

(c) Balances with related parties

(i) Amounts due from related parties

	2020 RMB million	2019 RMB million
Trade receivables		
Eastern Logistics	630	295
CASC	–	23
Juneyao Air	8	10
Eastern Air Catering	–	1
Others	4	5
	642	334

202 China Eastern Airlines Corporation Limited | 2020 Annual Report

Notes to the Consolidated Financial Statements

(Prepared in accordance with International Financial Reporting Standards)

31 December 2020

45 Related Party Transactions (continued)

(c) Balances with related parties (continued)

(i) Amounts due from related parties (continued)

	2020 RMB million	2019 RMB million
Prepayments and other receivables		
Eastern Import & Export	158	272
Technologies Aerospace	6	7
Eastern Air Catering	36	6
Eastern Advertising	1	28
CEA Development	11	7
CEA Holding	228	–
CASC	13	13
TravelSky	49	7
Juneyao Air	4	10
Eastern Air Finance Company	240	405
Others	22	21
	768	776

All the amounts due from related parties are trade in nature, interest-free and payable within normal credit terms.

(ii) Amounts due to related parties

	2020 RMB million	2019 RMB million
Trade and bills payables		
Eastern Import & Export	363	421
Eastern Air Catering	266	390
Technologies Aerospace	95	104
CEA Development	96	76
Shanghai P&W	213	465
Collins Aviation	9	7
CEA Holding	28	18
CASC	27	17
Shanghai Hute	32	13
TravelSky	7	22
Wheels & Brakes	14	17
Shanghai Airlines Tours	1	3
Eastern Investment	74	–
XIESA	32	–
Beijing Aviation Property	–	101
Others	13	7
	1,270	1,661

203

Notes to the Consolidated Financial Statements

(Prepared in accordance with International Financial Reporting Standards)

31 December 2020

45 Related Party Transactions (continued)

(c) Balances with related parties (continued)

(ii) Amounts due to related parties (continued)

	2020 RMB million	2019 RMB million
Other payables and accruals		
Eastern Import & Export	37	5
Eastern Air Catering	2	2
CEA Holding	99	111
CEA Development	1	1
Eastern Investment	61	86
CES Lease Company	189	166
CASC	2	2
XIESA	–	2
Others	7	8
	398	383

	2020 RMB million	2019 RMB million
Lease liabilities		
CES Lease Company	42,168	42,848

Except for the amounts due to CES Lease Company, which are related to the aircraft under leases, all other amounts due to related parties are interest-free and payable within normal credit terms given by trade creditors.

(iii) Short-term deposits, loan and borrowings with related parties

	Average interest rate 2020	Average interest rate 2019	2020 RMB million	2019 RMB million
Short-term deposits				
(included in cash and cash equivalents)				
Eastern Air Finance Company	0.35%	0.35%	5,474	1,122
Short-term borrowings				
(included in borrowings)				
Eastern Air Finance Company	2.80%	–	4,000	–
Long-term borrowings				
(included in borrowings)				
CEA Holding	3.86%	3.86%	828	828
Loan to a joint venture				
CAE Melbourne	3.74%	3.74%	11	15

204 China Eastern Airlines Corporation Limited | 2020 Annual Report

Notes to the Consolidated Financial Statements
(Prepared in accordance with International Financial Reporting Standards)
31 December 2020

45 Related Party Transactions (continued)

(d) Guarantees by the holding company

As at 31 December 2020, bonds of the Group guaranteed by CEA Holding amounted to RMB7.8 billion (2019: RMB7.8 billion).

(e) Key management compensation

The compensation paid or payable to key management for employee services mainly comprising salaries and other short-term employee benefits was analysed as follows:

	2020 RMB million	2019 RMB million
Directors and supervisors	4	1
Senior management	1	8
	5	9

46 Financial Instruments by Category

The carrying amounts of each of the categories of financial instruments as at the end of the reporting period are as follows:

	Financial assets at fair value through profit or loss RMB million	Financial assets at fair value through other comprehensive income RMB million	Financial assets at amortised cost RMB million	Derivatives designated as hedging instruments RMB million	Total RMB million
2020					
Financial assets					
Equity investments designated at fair value through other comprehensive income	–	995	–	–	995
Derivative financial instruments	–	–	–	399	399
Financial assets included in other non-current assets	–	–	150	–	150
Trade receivables	–	–	1,124	–	1,124
Financial asset at fair value through profit or loss	95	–	–	–	95
Financial assets included in prepayments and other receivables	–	–	2,452	–	2,452
Restricted bank deposits	–	–	12	–	12
Cash and cash equivalents	–	–	7,651	–	7,651
	95	995	11,389	399	12,878

205

Notes to the Consolidated Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2020 46 Financial Instruments by Category (continued) The carrying amounts of each of the categories of financial instruments as at the end of the reporting period are as follows: (continued) Financial Derivatives liabilities designated at amortised as hedging cost instruments Total RMB million RMB million RMB million Financial liabilities Trade and bills payables 3,220 — 3,220 Financial liabilities included in other payables and accruals 15,790 — 15,790 Lease liabilities 96,251 — 96,251 Borrowings 87,895 — 87,895 Derivative financial instruments — 141 141 203,156 141 203,297 Financial Financial assets at assets at fair value Financial Derivatives fair value through other assets designated through profit comprehensive at amortised as hedging or loss income cost instruments Total RMB million RMB million RMB million RMB million RMB million 2019 Financial assets Equity investments designated at fair value through other comprehensive income — 1,274 — — 1,274 Derivative financial instruments — — — 70 70 Financial assets included in other non-current assets — — 180 — 180 Trade receivables — — 1,717 — 1,717 Financial asset at fair value through profit or loss 121 — — — 121 Financial assets included in prepayments and other receivables — — 3,906 — 3,906 Restricted bank deposits and short-term bank deposits — — 6 — 6 Cash and cash equivalents — — 1,350 — 1,350 121 1,274 7,159 70 8,624 206 China Eastern Airlines Corporation Limited 2020 Annual Report

Notes to the Consolidated Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2020 46 Financial Instruments by Category (continued) The carrying amounts of each of the categories of financial instruments as at the end of the reporting period are as follows: (continued) Financial Derivatives liabilities designated at amortised as hedging cost instruments Total RMB million RMB million RMB million Financial liabilities Trade and bills payables 3,877 — 3,877 Financial liabilities included in other payables and accruals 16,934 — 16,934 Lease liabilities 110,275 — 110,275 Borrowings 51,837 — 51,837 Derivative financial instruments — 23 23 182,923 23 182,946 47 Fair Value and Fair Value Hierarchy of Financial Instruments The carrying amounts and fair values of the Group’s financial instruments, other than those with carrying amounts that reasonably approximate to fair values, were as follows: 31 December 2020 31 December 2019 Carrying Carrying amounts Fair values amounts Fair values RMB million RMB million RMB million RMB million Financial assets Equity investments designated at fair value through other comprehensive income 995 995 1,274 1,274 Financial asset at fair value through profit or loss 95 95 121 121 Derivative financial assets 399 399 70 70 Deposits relating to aircraft held under leases included in other non-current assets 143 142 156 148 Total 1,632 1,631 1,621 1,613 207

Notes to the Consolidated Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2020 47 Fair Value and Fair Value Hierarchy of Financial Instruments (continued) The carrying amounts and fair values of the Group’s financial instruments, other than those with carrying amounts that reasonably approximate to fair values, were as follows: (continued) 31 December 2020 31 December 2019 Carrying Carrying amounts Fair values amounts Fair values RMB million RMB million RMB million RMB million Financial liabilities Derivative financial liabilities 141 141 23 23 Long-term borrowings 30,745 32,355 26,604 23,754 Lease liabilities 82,178 82,653 94,685 89,491 Total 113,064 115,149 121,312 113,268 The Group has assessed that the fair values of cash and cash equivalents, restricted bank deposits, trade receivables, trade and bills payables, financial assets included in prepayments and other receivables, financial liabilities included in other payables and accruals, short-term bank borrowings and short-term debentures approximate to their carrying amounts largely due to the short-term maturities of these instruments. The fair values of the deposits relating to aircraft held under leases included in other non-current assets, long-term borrowings and lease liabilities have been measured using significant observable inputs and calculated by discounting the expected future cash flows using rates currently available for instruments with similar terms, credit risk and remaining maturities.    The Group enters into derivative financial instruments, including forward currency contracts, fuel forward contracts and interest rate swaps with various counterparties, principally financial institutions with high credit ratings. Derivative financial instruments are measured using valuation techniques similar to forward pricing and swap models, using present value calculations. The models incorporate various market observable inputs including the foreign exchange spot, forward rates, interest rate curves and fuel forward price. The carrying amounts of forward currency contracts, fuel forward contracts and interest rate swaps are the same as their fair values.    As at 31 December 2020, the marked to market value of the derivative asset position is net of a credit valuation adjustment attributable to derivative counterparty default risk. The changes in counterparty credit risk had no material effect on the hedge effectiveness assessment for derivatives designated in hedge relationship and other financial instruments recognised at fair value. The fair values of listed equity investments are based on quoted market prices. The fair values of unlisted equity investments designated at fair value through other comprehensive income have been estimated using a market-based valuation technique based on assumptions that are not supported by observable market prices or rates. The valuation requires the directors to determine comparable public companies (peers) based on industry, size, leverage and strategy, and to calculate an appropriate price multiple, such as enterprise value to earnings before interest, taxes, depreciation and amortisation (“EV/EBITDA”) multiple and price to earnings (“P/E”) multiple, for each comparable company identified. The multiple is calculated by dividing the enterprise value of the comparable company by an earnings measure. The trading multiple is then discounted for considerations such as illiquidity and size differences between the comparable companies based on company-specific facts and circumstances. The discounted multiple is applied to the corresponding earnings measure of the unlisted equity investments to measure the fair value. The directors believe that the estimated fair values resulting from the valuation technique, which are recorded in the consolidated statement of financial position, and the related changes in fair values, which are recorded in other comprehensive income, are reasonable, and that they were the most appropriate values at the end of the reporting period. 208 China Eastern Airlines Corporation Limited 2020 Annual Report

Notes to the Consolidated Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2020 47 Fair Value and Fair Value Hierarchy of Financial Instruments (continued) Set out below is a summary of the significant unobservable input to the valuation of financial instruments together with a quantitative sensitivity analysis as at 31 December 2020 and 2019: Significant Valuation unobservable Sensitivity of fair technique input Range value to the input Unlisted equity investments Valuation multiples Discount for 2020: 20% to 35% 1% (2019: 1%) increase/decrease in lack of (2019: 20% to 35%) multiple would result in increase/ marketability decrease in fair value by RMB5 million (2019: RMB11 million) The discount for lack of marketability represents the amounts of premiums and discounts determined by the Group that market participants would take into account when pricing the investments. Fair value hierarchy The following tables illustrate the fair value measurement hierarchy of the Group’s financial instruments:    Assets and liabilities measured at fair value: As at 31 December 2020 Fair value measurement using Quoted prices Significant Significant in active observable unobservable markets inputs inputs (Level 1) (Level 2) (Level 3) Total RMB million RMB million RMB million RMB million Assets Equity investments designated at fair value through other comprehensive income 457 — 538 995 Derivative financial assets    — Forward fuel contracts — 399 — 399 Financial asset at fair value through profit or loss 95 — — 95 Total 552 399 538 1,489 Liabilities Derivative financial liabilities    — Interest rate swaps — 140 — 140    — Forward fuel contracts — 1 — 1 Total — 141 — 141 209

Notes to the Consolidated Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2020 47 Fair Value and Fair Value Hierarchy of Financial Instruments (continued) Fair value hierarchy (continued) Assets and liabilities measured at fair value: (continued) As at 31 December 2019 Fair value measurement using Quoted prices Significant Significant in active observable unobservable markets inputs inputs (Level 1) (Level 2) (Level 3) Total RMB million RMB million RMB million RMB million Assets Equity investments designated at fair value through other comprehensive income 496 — 778 1,274 Derivative financial assets    — Interest rate swaps — 27 — 27    — Forward foreign currency contracts — 43 — 43 Financial asset at fair value through profit or loss 121 — — 121 Total 617 70 778 1,465 Liabilities Derivative financial liabilities    — Interest rate swaps — 10 — 10    — Forward foreign currency contracts — 13 — 13 Total — 23 — 23 During the year, there were no transfers of fair value measurements between Level 1 and Level 2 and no transfers into or out of Level 3 for both financial assets and financial liabilities (2019: Nil). 210 China Eastern Airlines Corporation Limited 2020 Annual Report

Notes to the Consolidated Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2020 47 Fair Value and Fair Value Hierarchy of Financial Instruments (continued) Fair value hierarchy (continued) Assets and liabilities for which fair values are disclosed: As at 31 December 2020 Fair value measurement using Quoted prices Significant Significant in active observable unobservable markets inputs inputs (Level 1) (Level 2) (Level 3) Total RMB million RMB million RMB million RMB million Assets Deposits relating to aircraft held under leases included in other non-current assets — 142 — 142 — 142 — 142 Liabilities Long-term borrowings 4,936 27,419 — 32,355 Lease liabilities — 82,653 — 82,653 4,936 110,072 — 115,008 As at 31 December 2019 Fair value measurement using Quoted prices Significant Significant in active observable unobservable markets inputs inputs (Level 1) (Level 2) (Level 3) Total RMB million RMB million RMB million RMB million Assets Deposits relating to aircraft held under leases included in other non-current assets — 148 — 148 — 148 — 148 Liabilities Long-term borrowings 2,897 20,857 — 23,754 Lease liabilities — 89,491 — 89,491 2,897 110,348 — 113,245 211

Notes to the Consolidated Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2020 48 Financial Risk Management Objectives and Policies    The Group’s activities expose it to a variety of financial risks: market risk (including foreign currency risk, interest rate risk, fuel price risk and equity price risk), credit risk and liquidity risk. The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the Group’s financial performance. The Group uses derivative financial instruments to manage risk exposures whenever management considers necessary. Risk management is carried out by a central treasury department (the “Group Treasury”) under policies approved by the Board. The Group Treasury identifies, evaluates and hedges financial risks in close cooperation with the Group’s operating units. The overall risk management strategies, as well as written policies covering specific areas such as foreign currency risk, interest rate risk, credit risk, use of derivative financial instruments and non-derivative financial instruments, were approved by the Board. Foreign currency risk The Group operates its business in many countries and territories. The Group generates its revenue in different currencies, and the amount of its foreign currency liabilities at the end of the period is much higher than that of its foreign currency assets. The Group’s major liability items (mainly resulting from purchases of aircraft) are mainly priced and settled in foreign currencies, primarily USD. The Group is exposed to currency risks from fluctuations in various foreign currency exchange rates against RMB. The RMB is not freely convertible into other currencies, however, under Mainland China’s Foreign Exchange Control Regulations and Administration of Settlement, Sale and Payment of Foreign Exchange Regulations, the Group is permitted to exchange RMB for other currencies through banks authorised to conduct foreign exchange business. In addition, fluctuations in foreign currency exchange rates will affect the Group’s future costs for purchases of aircraft, flight equipment and aviation fuel, and take-off and landing charges in foreign airports. 212 China Eastern Airlines Corporation Limited 2020 Annual Report

Notes to the Consolidated Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2020 48 Financial Risk Management Objectives and Policies (continued) Foreign currency risk (continued) The following tables detail the Group’s exposure to major currency risk at the reporting date: 2020 USD EUR SGD JPY RMB million RMB million RMB million RMB million Trade receivables 10 2 — 2 Cash and cash equivalents 968 4 3 3 Other receivables 115 3 1 12 Other non-current assets 150 — — —Trade and other payables (108) (1) — — Lease liabilities (36,267) (8) (85) (142) Borrowings (375) (2,664) (2,466) (3,162) 2019 USD EUR SGD JPY RMB million RMB million RMB million RMB million Trade receivables 28 47 5 59 Cash and cash equivalents 635 63 5 10 Other receivables 2,065 3 1 13 Other non-current assets 180 — — —Trade and other payables (105) (3) — (6) Lease liabilities (45,674) — (397) (183) Borrowings (870) (3,073) (2,587) (3,205) 213

Notes to the Consolidated Financial Statements

(Prepared in accordance with International Financial Reporting Standards)

31 December 2020

48 Financial Risk Management Objectives and Policies (continued)

Foreign currency risk (continued)

The following tables indicate the approximate change in the Group's consolidated statement of profit or loss and other comprehensive income in response to a 1% appreciation or depreciation of the RMB against the following major currencies at the reporting date:

	2020		2019	
	Effect on profit or loss RMB million	Effect on other comprehensive income RMB million	Effect on profit or loss RMB million	Effect on other comprehensive income RMB million
If RMB (weakens)/strengthens against USD	(266)/266	–	(328)/328	41/(41)
If RMB (weakens)/strengthens Against JPY	(25)/25	–	(25)/25	–
If RMB (weakens)/strengthens Against EUR	(20)/20	–	(22)/22	–
If RMB (weakens)/strengthens against SGD	(19)/19	–	(22)/22	–

Interest rate risk

The Group's interest rate risk primarily arises from borrowings and lease liabilities. Borrowings issued at variable rates expose the Group to cash flow interest rate risk. Borrowings and finance leases issued at fixed rates expose the Group to fair value interest rate risk. The Group determines the proportion of borrowings and finance leases issued at variable rates and fixed rates based on the market environment.

The Group's finance department has been monitoring the level of interest rates. The increase in the interest rates will increase the interest costs of borrowings and finance leases issued at variable rates, which will further impact the performance of the Group. To hedge against the variability in the cash flows arising from a change in market interest rates, the Group has entered into certain interest rate swaps to swap variable rates into fixed rates. The interest rates and terms of repayment of borrowings made to the Group and interest rate swaps are disclosed in Notes 36 and 23 to the consolidated financial statements.

The following tables detail the interest rate profiles of the Group's interest-bearing financial instruments at the reporting date:

	2020 RMB million	2019 RMB million
Floating rate instruments		
Cash and cash equivalents	7,651	1,350
Restricted bank deposits	12	6
Borrowings	(13,328)	(3,943)
Lease liabilities	(44,541)	(49,851)
Interest rate swaps at notional amount	4,504	6,194

	2020 RMB million	2019 RMB million
Fixed rate instruments		
Borrowings	(74,567)	(47,929)
Lease liabilities	(51,710)	(60,424)

214 China Eastern Airlines Corporation Limited | 2020 Annual Report

Notes to the Consolidated Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2020 48 Financial Risk Management Objectives and Policies (continued) Interest rate risk (continued) The following table indicates the approximate change in the Group’s profit or loss and other comprehensive income, taking the interest rate swap into consideration, if interest rate had been 25 basis points higher with all other variables held constant: 2020 2019 Effect on other Effect on other Effect on comprehensive Effect on comprehensive profit or loss income profit or loss income RMB million RMB million RMB million RMB million Floating rate instruments (94) 8 (98) 12 Fuel price risk Jet fuel is a major component of the Group’s operating expenses and the Group’s results are significantly affected by the volatility in the price of jet fuel. For the year ended 31 December 2020, if fuel price had been 5% lower/higher with all other variables held constant, the Group’s fuel cost would have been RMB692 million lower/higher (2019: RMB1,710 million lower/higher). The Group’s policy is to reduce fuel price risk by hedging a percentage of its expected fuel consumption. Fuel forward contracts are used to achieve the Group’s desired hedging position. An increase of 5 percent in the jet fuel price at the reporting date would have resulted in a change in other comprehensive income by the amounts shown below. It represents the change in fair value of fuel forward contracts at the reporting date. The analysis assumes that all other variables remain constant. 2020 2019 Effect on other Effect on other comprehensive comprehensive income income RMB million RMB million Fuel forward contracts 62 — Credit risk    The Group’s credit risk is primarily attributable to cash and cash equivalents, deposits and derivative financial instruments with banks and financial institutions, as well as credit exposures to sales agents. A significant portion of the Group’s air tickets is sold by sales agents participating in the Billing and Settlements Plan (“BSP”), a clearing system between airlines and sales agents organised by the International Air Transportation Association. The balance due from BSP agents amounted to approximately RMB165 million as at 31 December 2020 (2019: approximately RMB835 million). The credit risk exposure to BSP agents and the remaining trade receivables are maintained by the Group on an on-going basis and the allowance for impairment of doubtful debts is within management’s expectations. 215

Notes to the Consolidated Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2020 48 Financial Risk Management Objectives and Policies (continued) Credit risk (continued) The Group’s cash management policy is to deposit cash and cash equivalents mainly in state-owned banks and other reputable banks and financial institutions. The Group also deposits cash and cash equivalents in an associate financial institution owned by its holding company (Note 45(c)(iii)). Management does not expect any loss to arise from non-performance by these banks and the financial institution. Transactions in relation to derivative financial instruments are only carried out with reputable banks and financial institutions. The Group has policies that limit the amount of credit exposure to any bank and financial institution. Management does not expect any losses from non-performance by these banks and financial institutions. Maximum exposure and year-end staging    The tables below show the credit quality and the maximum exposure to credit risk based on the Group’s credit policy, which is mainly based on past due information unless other information is available without undue cost or effort, and year-end staging classification as at 31 December. The amounts presented are gross carrying amounts for financial assets and the exposure to credit risk. At 31 December 2020 12-month ECLs Lifetime ECLs Simplified Stage 1 Stage 2 Stage 3 approach Total RMB million RMB million RMB million RMB million RMB million Trade receivable* — — 47 1,077 1,124 Financial assets included in prepayments and other receivables    — Normal ** 2,067 274 111 — 2,452 Restricted bank deposits    — Not yet past due 12 — — — 12 Cash and cash equivalents    — Not yet past due 7,651 — — — 7,651 216 China Eastern Airlines Corporation Limited 2020 Annual Report

Notes to the Consolidated Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2020 48 Financial Risk Management Objectives and Policies (continued) Maximum exposure and year-end staging (continued) At 31 December 2019 12-month ECLs Lifetime ECLs Simplified Stage 1 Stage 2 Stage 3 approach Total RMB million RMB million RMB million RMB million RMB million Trade receivable* — — 185 1,532 1,717 Financial assets included in prepayments and other receivables    — Normal ** 3,349 435 122 — 3,906 Restricted bank deposits    — Not yet past due 6 — — — 6 Cash and cash equivalents    — Not yet past due 1,350 — — — 1,350 * For trade receivables to which the Group applies the simplified approach for impairment, information based on the provision matrix is disclosed in notes 27 to the financial statements, respectively. ** The credit quality of the financial assets included in prepayments and other receivables is considered to be “normal” when they are not past due and there is no information indicating that the financial assets had a significant increase in credit risk since initial recognition. Otherwise, the credit quality of the financial assets is considered to be “doubtful”. Further quantitative data in respect of the Group’s exposure to credit risk arising from trade receivables are disclosed in note 27 to the financial statements. Since the Group trades only with recognised and creditworthy third parties, there is no requirement for collateral. Concentrations of credit risk are managed by customer/counterparty, by geographical region and by industry sector. There are no significant concentrations of credit risk within the Group as the customer bases of the Group’s trade receivables are widely dispersed in different sectors and industries. Liquidity risk    The Group’s primary cash requirements are for day-to-day operations, additions of and upgrades to aircraft, engines and flight equipment and repayments of related borrowings. The Group finances its working capital requirements through a combination of funds generated from operations and borrowings including bank loans, debentures and bonds (both short-term and long-term). The Group generally finances the acquisition of aircraft through leases or bank loans. 217

Notes to the Consolidated Financial Statements

(Prepared in accordance with International Financial Reporting Standards)

31 December 2020

48 Financial Risk Management Objectives and Policies (continued)

Liquidity risk (continued)

The table below analyses the Group's financial liabilities that will be settled into relevant maturity groupings based on the remaining period at the reporting date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

	Less than 1 year RMB million	1 to 2 years RMB million	2 to 5 years RMB million	Over 5 years RMB million	Total RMB million
At 31 December 2020					
Borrowings	58,989	6,946	19,126	7,779	92,840
Derivative financial instruments	3	7	132	—	142
Lease liabilities	17,443	16,009	40,241	37,319	111,012
Trade, bills and other payables	19,010	—	—	—	19,010
	95,445	22,962	59,499	45,098	223,004

	Less than 1 year RMB million	1 to 2 years RMB million	2 to 5 years RMB million	Over 5 years RMB million	Total RMB million
At 31 December 2019					
Borrowings	26,422	8,796	15,882	3,872	54,972
Derivative financial instruments	14	—	8	2	24
Lease liabilities	19,870	15,276	39,935	45,129	120,210
Trade, bills and other payables	20,811	—	—	—	20,811
	67,117	24,072	55,825	49,003	196,017

Equity price risk

The Group is exposed to equity price risk arising from individual equity investments included in financial asset at fair value through profit or loss (Note 28) and equity investments designated at fair value through other comprehensive income (Note 22) as at 31 December 2020. The Group's listed investments are listed on the Hong Kong and Shanghai stock exchanges and are valued at quoted market prices at the end of the reporting period.

The market equity indices for the following stock exchanges, at the close of business of the nearest trading day in the year to the end of the reporting period, and their respective highest and lowest points during the year were as follows:

	31 December 2020	High/Low 2020	31 December 2019	High/Low 2019
Hong Kong — Hang Seng Index	27,231	29,056/21,696	28,190	30,157/25,064
Shanghai — A Share Index	3,640	3,640/2,788	3,196	3,426/2,580

218 China Eastern Airlines Corporation Limited | 2020 Annual Report

Notes to the Consolidated Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2020 48 Financial Risk Management Objectives and Policies (continued) Equity price risk (continued) The following table demonstrates the sensitivity to every 10% change in the fair values of the equity investments, with all other variables held constant, based on their carrying amounts at the end of the reporting period. For the purpose of this analysis, for the equity investments at fair value through other comprehensive income, the impact is deemed to be on the fair value reserve as at 31 December 2020. Increase/(decrease) Carrying amount Increase/(decrease) in comprehensive of equity investment in profit or loss income RMB million RMB million RMB million 2020 Investments listed in:    Hong Kong — Equity investment designated at fair value through other comprehensive income 457 — 34/(34) Shanghai — Financial asset at fair value through profit or loss 95 7/(7) — Unlisted investments at fair value:    — Equity investment designated at    fair value through other    comprehensive income 538 — 40/(40) 2019 Investments listed in:    Hong Kong — Equity investment designated at fair value through other comprehensive income 496 — 37/(37) Shanghai — Financial asset at fair value through profit or loss 121 9/(9) — Unlisted investments at fair value:    — Equity investment designated at    fair value through other    comprehensive income 778 — 58/(58) 219

Notes to the Consolidated Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2020 48 Financial Risk Management Objectives and Policies (continued) Capital management The primary objectives of the Group’s capital management are to safeguard the Group’s ability to continue as a going concern and to maintain healthy capital ratios in order to support its business and maximise shareholders’ value. The Group manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Group may adjust the dividend payment to shareholders, return capital to shareholders or issue new shares. The Group is not subject to any externally imposed capital requirements. No changes were made in the objectives, policies or processes for managing capital during the years ended    31 December 2020 and 31 December 2019.    The Group monitors capital on the basis of the debt ratio, which is calculated as total liabilities divided by total assets. The debt ratios as at the end of the reporting periods were as follows: 31 December 31 December 2020 2019 RMB million RMB million Total liabilities 225,496 212,539 Total assets 284,650 285,185 Debt ratio 79% 75% 49 Events after the Reporting Period On 12 March 2021, the Company issued two series of corporate bonds with a total principal of RMB9 billion on the Shanghai Stock Exchange. The first series of corporate bonds with a total principal amount of RMB3 billion bears interest at the rate of 3.95% per annum and the principal of the bonds will mature and become repayable on 12 March 2031. Another series of corporate bonds with a total principal amount of RMB6 billion bears interest at the rate of 3.68% per annum and the principal of the bonds will mature and become repayable on 12 March 2027. On 29 March 2021, the Group’s extraordinary general meeting approved the Proposal for the Non-public Issuance of A shares by China Eastern Airlines Corporation Limited, pursuant to which the Company will issue 2,494,930,875 A Shares to CEA Holding. It is expected that the proceeds to be raised will be not more than RMB10,828 million. 220 China Eastern Airlines Corporation Limited 2020 Annual Report

Notes to the Consolidated Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2020 50 Statement of Financial Position of the Company Information about the statement of financial position of the Company at the end of the reporting period is as follows: 2020 2019 RMB million RMB million Non-current assets Intangible assets 11,663 11,636 Property, plant and equipment 66,532 67,169 Investment properties 65 189 Right-of-use assets 74,391 78,050 Advanced payments on acquisition of aircraft 17,236 16,218 Investments in subsidiaries 12,444 12,444 Investments in associates 1,732 1,732 Investments in joint ventures 456 456 Equity investments designated at fair value through other comprehensive income 903 1,160 Other non-current assets 5,014 3,791 Deferred tax assets 2,497 315 Derivative financial instruments 37 27 192,970 193,187 Current assets Flight equipment spare parts 24 31 Trade receivables 846 1,355 Prepayments and other receivables 36,352 22,078 Derivative financial instruments 362 43 Restricted bank deposits 12 5 Financial asset at fair value through profit or loss 95 121 Cash and cash equivalents 7,560 1,107 45,251 24,740 Current liabilities Trade and bills payables 4,129 4,407 Contract liabilities 3,231 9,476 Other payables and accruals 17,610 20,790 Current portion of lease liabilities 8,349 9,108 Current portion of borrowings 67,647 29,475 Current portion of provision for lease return costs for aircraft and engines — 52 Derivative financial instruments 3 13 100,969 73,321 Net current liabilities (55,718) (48,581) Total assets less current liabilities 137,252 144,606 221

Notes to the Consolidated Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2020 50 Statement of Financial Position of the Company (continued) Information about the statement of financial position of the Company at the end of the reporting period is as follows: (continued) 2020 2019 RMB million RMB million Non-current liabilities    Lease liabilities 52,309 57,192 Borrowings 28,958 24,683 Provision for lease return costs for aircraft and engines 2,961 2,846 Contract liabilities 870 1,031 Other long-term liabilities 887 1,072 Post-retirement benefit obligations 1,871 1,897 Derivative financial instruments 138 10 87,994 88,731 Net assets 49,258 55,875 Equity Capital and reserves    — Share capital 16,379 16,379    — Reserves (note) 32,879 39,496 Total equity 49,258 55,875 222 China Eastern Airlines Corporation Limited 2020 Annual Report

Notes to the Consolidated Financial Statements

(Prepared in accordance with International Financial Reporting Standards)

31 December 2020

50 Statement of Financial Position of the Company (continued)

Note:

A summary of the Company's reserves is as follows:

	Share premium RMB million	Capital reserve RMB million	Hedging reserve RMB million	Statutory reserve RMB million	Other reserves RMB million	Retained profits/ (accumulated losses) RMB million	Total RMB million
At 1 January 2019	30,066	(720)	134	540	(1,802)	1,828	30,046
Unrealised gains on cash flow hedges	–	–	(110)	–	–	–	(110)
Fair value movements in equity instruments designated at fair value through other comprehensive income	–	–	–	–	8	–	8
Actuarial gains on post-retirement benefit obligations	–	–	–	–	37	–	37
Transfer from retained profits	–	–	–	212	–	(212)	–
Profit for the year	–	–	–	–	–	1,985	1,985
Final 2018 dividend	–	–	–	–	–	–	–
Issue of shares	7,530	–	–	–	–	–	7,530
At 31 December 2019	37,596	(720)	24	752	(1,757)	3,601	39,496
At 1 January 2020	37,596	(720)	24	752	(1,757)	3,601	39,496
Unrealised gains on cash flow hedges	–	–	158	–	–	–	158
Fair value movements in equity instruments designated at fair value through other comprehensive income	–	–	–	–	(193)	–	(193)
Actuarial gains on post-retirement benefit obligations	–	–	–	–	(64)	–	(64)
Loss for the year	–	–	–	–	–	(5,699)	(5,699)
Final 2019 dividend	–	–	–	–	–	(819)	(819)
At 31 December 2020	37,596	(720)	182	752	(2,014)	(2,917)	32,879

223

Supplementary Financial Information The following consolidated financial information is extracted from the consolidated financial statements of the Group, prepared under the PRC Accounting Standards. Significant Differences Between IFRSs and PRC Accounting Standards The Group’s accounting policies adopted in the financial statements prepared by management in accordance with IFRSs differ in certain aspects from those adopted in the financial statements prepared by management in accordance with the PRC Accounting Standards. The aforesaid differences which have a significant effect on the consolidated profit attributable to equity holders of the Company and consolidated net assets attributable to equity holders of the Company are summarised as follows: 2020 2019 RMB million RMB million Consolidated (loss)/profit attributable to equity holders of the Company As stated in accordance with PRC Accounting Standards (11,835) 3,195 Impact of IFRSs and other adjustments:    — Difference in depreciation charges for aircraft and engines    due to different depreciation lives (b) (7) (3)    — Non-controlling interests (c) 6 —As stated in accordance with IFRSs (11,836) 3,192 2020 2019 RMB million RMB million Consolidated net assets attributable to equity holders of the Company As stated in accordance with the PRC Accounting Standards 54,007 66,765 Impact of IFRSs and other adjustments:    — Intangible assets (goodwill) (a) 2,242 2,242    — Difference in depreciation charges for aircraft and engines    due to different depreciation lives (b) — 7    — Non-controlling interests (c) — (6)    — Others — —As stated in accordance with IFRSs 56,249 69,008 (a) The recognition and measurement of the fair values of the acquisition costs and identifiable assets and liabilities of Shanghai Airlines acquired are different under IFRSs and the PRC Accounting Standards, which result in a difference in the intangibles/goodwill recognised arising from the acquisition. (b) Under the PRC Accounting Standards, on or before 30 June 2001, depreciation of aircraft was calculated to write off their cost on a straight-line basis over their expected useful lives of 10 to 15 years to their residual value of 3%. With effect from 1 July 2001, depreciation of aircraft under the PRC Accounting Standards is calculated to write off their cost on a straight-line basis over their expected useful lives of 15 to 20 years to their residual value of 5% of costs, and such change was applied prospectively which resulted in the difference in the carrying amounts under IFRSs and the PRC Accounting Standards. These differences will be reduced progressively in the coming years, and will be fully eliminated when the related assets are fully depreciated or disposed of. (c) This difference results from the influence of the above items on non-controlling interests. 224 China Eastern Airlines Corporation Limited 2020 Annual Report

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